02046790

NO ACT
P.E 6-17-02
1-14465

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

BEST AVAILABLE COPY

July 19, 2002

Elizabeth W. Powers
LeBoeuf, Lamb, Greene & MacRae L.L.P.
125 West 55th Street
New York, NY 10019-5389

Act	1934
Section	
Rule	14A-8
Public Availability	7/19/2002

Re: IDACORP, Inc.
Incoming letter dated June 17, 2002

Dear Ms. Powers:

This is in response to your letter dated June 17, 2002 concerning the shareholder proposal submitted by to IDACORP by John J. Crapo. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin Dunn
Deputy Director

Enclosures

cc: John J. Crapo
P.O. Box 400151
Cambridge, MA 02140-0002

PROCESSED
P JUL 25 2002
THOMSON
FINANCIAL

dk

LEBOEUF, LAMB, GREENE & MACRAE
L.L.P.
A LIMITED LIABILITY PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS

NEW YORK
WASHINGTON, D.C.
ALBANY
BOSTON
DENVER
HARRISBURG
HARTFORD
HOUSTON
JACKSONVILLE
LOS ANGELES
NEWARK
PITTSBURGH
SALT LAKE CITY
SAN FRANCISCO

125 WEST 55TH STREET
NEW YORK, NY 10019-5389
(212) 424-8000
FACSIMILE: (212) 424-8500

LONDON
(A LONDON-BASED MULTINATIONAL PARTNERSHIP)
PARIS
BRUSSELS
JOHANNESBURG
(PTY) LTD
MOSCOW
RIYADH
(AFFILIATED OFFICE)
TASHKENT
BISHKEK
ALMATY
BEIJING

WRITER'S DIRECT DIAL:
(212) 424-8662

1934 Act
Rule 14a-8(i)(3)

42

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 18 2002
WASH, D.C.
164

RECEIVED
2002 JUN 18 PM 3:39
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

June 17, 2002

VIA FEDEX

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: IDACORP, Inc. -- Shareholder Proposal

Ladies and Gentlemen:

We are writing on behalf of IDACORP, Inc., an Idaho corporation (the "Company"), with regard to a shareholder proposal (the "Proposal") and a supporting statement (the "Supporting Statement") submitted by Mr. John Jennings Crapo (the "Proponent") in connection with the annual meeting of the Company's shareholders to be held in May 2003. We believe that the Proposal and the Supporting Statement may be properly excluded from the Company's 2003 proxy materials (the "2003 Proxy Materials"), pursuant to Rule 14a-8(i) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We respectfully request that the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") confirm that it will not recommend any enforcement action against the Company based on the omission of the Proposal and the Supporting Statement.

Copies of the Proposal and Supporting Statement are enclosed as Exhibit A.

Enclosed for filing pursuant to Rule 14a-8(j) of the Exchange Act are six copies of this letter, the Proposal and the Supporting Statement. We are forwarding a copy of this letter to the Proponent as required.

I. The Proposal and the Supporting Statement

The Proposal and Supporting Statement, dated May 4, 2002, are as follows:

MY SHAREHOLDER PROPOSAL

IDACORP/Idaho Power shareholders were exceedingly offended by the kidnapping of Bostonians, New Yorkers and other September eleventh 2001 and subsequent deaths at New York City, suburban District of Columbia and Pittsburgh, and divers other devastation and costs. 38

During the year 2003 annual meeting of stockholders and proxies we request the following reports be considered at a committee of the whole of shareholders and proxies and the shareholder meeting act on the committee report prior to voting on this proposal: 42

Medical history of British Empire Army Colonel ("Col") Thomas E. Lawrence. 10

Copy my letter from the City of New Bedford (MA) contributory retirement February 25th 2002 and divers other reports totalling fifteen pages. 22

Reccommendations to our honourable Board of Directors shall include but not exclude other action that the State of Idaho obtain writs of mandamus to compell the United States of America government to send statements and bills for punitive damages and other compensation and financial punishment for the September eleventh 2001 incidents and subsequent remedial actions by the United States of America to the head of the Commonwealth of Nations by return receipt requested service please by international mail. 79

If her majesty's governments fails to pay we recommend mandamus writs and other action to compel appointment of the USA President or his designe as Canada's Governor General ("GG") to deploy Canada's resources to pay for the liabilities, pain and suffering of the victims of September eleventh 2001 in the USA in a reasonable time. 56

SUPPORTING STATEMENT

Mr. Daniel Leonard, Esquire, of Taunton, Bristol County (MA) was well known for his magnificent coach which which Congressman John Adams, Esquire who newly returned from Philadelphia said no other lawyer in the province would presume to ride. Mr. Leonard who practiced law at Boston predicted "...some future George equally the friend of mankind with him that now sways the British sceptre may rule Great Britain by an America Parliament. Mr. Leonard sought refuge in Boston in the year 1775 from his Taunton (MA) neighbors. Mr. Peter Crapo of Freetown (MA) was one of the minutemen

who warmly greeted the King's soldiers after the Battle of Lexington and Concord (MA). 110

Stockholder proponent is a native of New Bedford, Bristol County co-shire municipality. 13

We are very grateful our dams, generators, director, officers, personnel and their loved ones and corporation property were not targeted September eleventh 2001 sparing us the probable consequences for generations to come. 32 All the exhibits, one hundred fifteen in all will be made available at the committee of the whole by our Board of Directors which were appended to the stockholder proposal letter which were delivered to corporate headquarters at Boise by the US Postal Service, Certified Mail #7002 0510 0003 6434 5365 Return Receipt Requested please service the exhibits (printed one side only) were included with proponent's shareholder proposal and supporting statement which complies with the laws, rules and regulations of the U.S. Securities and Exchange Commission. 83

* * *

II. Summary

We believe that the Proposal and the Supporting Statement may be properly omitted from the 2003 Proxy Materials because the Proposal and the Supporting Statement violate Rule 14a-5, which require that information in a proxy statement be clearly presented, and Rule 14a-9, which prohibits materially false or misleading statements in proxy solicitation materials (Rule 14a-8(i)(3)).

The Proponent has submitted proposals for the Company's 2000, 2001 and 2002 Annual Meetings, which were omitted by the Company pursuant to Rule 14a-8(i)(3).

III. Grounds for Omission of the Proposal and the Supporting Statement

Pursuant to Rule 14a-8(i)(3), a shareholder proposal may be omitted if such proposal violates any of the Commission's proxy rules. We believe that the proposal violates Rule 14a-5 and Rule 14a-9.

Rule 14a-5(a) requires that information in a proxy statement be "clearly presented." The Proposal is vague and indefinite, as discussed more fully below, and therefore not clearly presented, and the Supporting Statement bears little relation to the Proposal. The Staff has permitted the exclusion of such materials from proxy statements in the past. See, e.g., CCBT Bancorp, Inc., available April 20, 1999; Chock Full O'Nuts Corporation, available October 14, 1998; Bradley Real Estate, Inc., available March 17, 1998; New England Electric System, available February 26, 1998; The Advest Group, Inc., available September 23, 1997; Bank of New England Corporation, available February 5, 1990.

We also believe that the Proposal and Supporting Statement violate Rule 14a-9, in that they contain false and misleading statements. The Staff has previously found stockholder proposals to be misleading within the meaning of Rule 14a-8(i)(3), and in numerous no-action letters has permitted the exclusion of such proposals, when they were "vague and indefinite" and "subject to differing determinations by shareholders voting on the proposal and the Company's Board in implementing the proposal...with the result that any action ultimately taken by the Company could be significantly different from the action envisioned by the shareholders voting on the proposal." (Exxon Corporation, available January 29, 1997). The Staff has permitted exclusion when proposals were "inherently so vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires" (e.g., Philadelphia Electric Company, available July 30, 1992) or "so vaguely worded that the shareholders cannot fairly be expected to know what they are voting upon" (e.g., Nynex Corporation, available January 12, 1990).

We believe that the Proposal is vague, indefinite and unclear. The Proposal requests that certain reports be considered by a committee (of shareholders?) and that the shareholders on the committee report prior to voting on the proposal. The reports to be considered are:

(1) the medical testing of Col. Thomas E. Lawrence of the British Empire Group

(2) a letter from the City of New Bedford, MA contributory retirement and

(3) other reports.

Proponent then suggests that the U.S. Government send a bill for damages of September 11th to the Commonwealth of Nations and, if they fail to pay, to Canada. This makes no sense.

The Supporting Statement is similarly vague, indefinite and unclear and additionally contains a false statement. The last sentence of the Supporting Statement states that the Proposal and Supporting Statement comply with the laws, rules and regulations of the SEC, which we do not believe is correct.

In addition, the materials attached to the Proposal appear to bear no relation to what he is discussing and include, among other things, psychology notes, charitable gifts receipts, pictures of carriages, and copies of papers from the Oxford Illustrated History of the British Monarchy.

It would be impossible for the Board and the Company to implement the Proposal because it is impossible to understand what the Proposal is.

The Staff, pursuant to Rule 14a-8(i)(3), has on numerous occasions permitted the omission material submitted by the Proponent not only from the Company's proxy statements (in 2000, 2001 and 2002) but also from those of a number of other companies because these proposals suffered the very same deficiencies found in the Proposal and Supporting Statement -

they were vague, misleading and not clearly presented. See American International Group, Inc., available March 21, 2002, where Mr. Crapo's proposal has some resemblance to that submitted here; IDACORP, Inc., available September 10, 2001, IDACORP, Inc., available January 9, 2001; IDACORP, Inc., available January 24, 2000; see also, e.g., Northeast Utilities Service Company, available April 9, 2001; Tri-Continental Corporation, available March 14, 2000; Northeast Utilities Service Company, available January 19, 2000; and Dow Jones & Company, Inc., available March 9, 2000).

Accordingly, we believe that the Proposal and the Supporting Statement may be omitted in their entirety from the 2003 Proxy Materials pursuant to Rule 14a-8(i)(3).

IV. Conclusion

Based on the foregoing, we request that the Staff concur in our view that the Company may omit the Proposal and the Supporting Statement in their entirety from the 2003 Proxy Materials and that no enforcement action will be recommended to the Commission if the Proposal and the Supporting Statement are excluded.

* * *

The Company expects to file proxy materials with the Commission in March 2003.

If you have any questions regarding this request, or need additional information, please telephone me at (212) 424-8662. Please acknowledge receipt of this letter by stamping the enclosed additional copy of this letter and returning it in the enclosed envelope.

Sincerely yours,

Elizabeth W. Powers

Elizabeth W. Powers

Encl.
cc: Mr. John Jennings Crapo

A

(MR) JOHN JENNINGS CRAPO. PRO SE, AA, ABE
NON LWYR, NON AM, NON MS, NON PRACTISING
LCNSD CERT SCL WRKR
PO BOX 400151
CAMBRIDGE MA 02140-0002

VIA CERTIFIED MAIL
ARTICLE # 7002 0510
0003 6434 5365
RETURN RCPT REQUESTED PLEASE

MAY FOURTH (4TH)
YEAR 2002

IDACORP INC., IDAHO POWER
COMPANY ATTN PLEASE
MR ROBERT W. STAHMAN, ESQUIRE
OR SUCCESSOR AS CORPORATE
SECRETARY
IDAHO POWER CORPORATION
HEADQUARTERS BUILDING
1221 WEST IDAHO STRET
BOISE IDAHO 83707-0070

DEAR MR STAHMAN

I'M THE OWNER OF OVER THREE-HUNDRED FORTY (340) SHARES OF IDAHO POWER / IDACORP SHARES OF STOCK THREE HUNDRED THIRTY NINE SAID STOCK I'VE OWNED OVER ONE YEAR CONSECUTIVELY I DO NOT PLAN TO SELL OR OTHERWISE DISPOSE OF SAID STOCK until

MORE:

THE ADJOURNMENT OF SAID STOCKHOLDER MEETING OF PROXIES AND SHAREHOLDERS

AT THE NEXT STOCKHOLDER MEETING WHICH COMES IMMEDIATELY AFTER THE ONE OF MAY SIXTEENTH (16th) Year 2002 I PLAN TO PRESENT MY SHAREHOLDER PROPOSAL AND SUPPORTING STATEMENT WHICH IS CONTAINED IN THIS LETTER AND MOVE THE SHAREHOLDER PROPOSAL'S ADOPTION

I HAVE FATIGUE, SCHIZOPHRENIA, ARTHRITIS AND OTHER SERIOUS PROBLEMS. I AM HOMOSEXUAL AND I AM INVOLVED IN A VERY LENGTHY SERIES OF LITIGATION WITH THE STATE OF MASSACHUSETTS OVER HOW I WAS TREATED AT MY STATE CIVIL SERVICE JOB HERE IN THE COMMONWEALTH OF MASSACHUSETTS I AM ON FIXED INCOME AND I RETIRED PRIOR TO RENT CONTROL'S ABOLITION AND I DIDN'T EXPECT THE RENT CONTROL ABOLITION TO AFFECT ME AND WHEN I RETIRED I WAS UNDER EXceedingly SERIOUS DURESS AND OTHER THREATENING AND COERCIVE ACTION

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MY SHAREHOLDER PROPOSAL

IDACORP IIDAHO POWER SHAREHOLDERS WERE EXCEEDINGLY OFFENDED BY THE KIDNAPPING OF BOSTONIANS, NEW YORKERS. AND OTHERS SEPTEMBER ELEVENTH 2001 AND SUBEQUENT DEATHS AT NEW YORK CITY, SUBURBAN DISTRICT OF COLUMBIA. AND PITTSBURGH, AND DIVERS OTHER DEVASTATION AND COSTS 38

DURING THE YEAR 2003 ANNUAL MEETING OF STOCKHOLDERS AND PROXIES WE REQUEST THE FOLLOWING REPORTS BE CONDIDERED AT A COMMITTEE OF THE WHOLE OF SHAREHOLDERS AND PROXIES AND THE SHAREHOLDER MEETING ACT ON THE COMMITTEE REPORT PRIOR TO VOTING ON THIS PROPOSAL: 42

MEDICAL HISTORY OF BRITISH EMPIRE ARMY COLONEL ("COL") THOMAS E LAWRENCE. 10

COPY MY LETTER FROM THE CITY OF NEW BEDFORD (MA) CONTRIBUTORY RETIREMENT FEBRUARY 25TH 2002 AND DIVERS OTHER REPORTS TOTALLING FIFTHTEEN PAGES 22

RECCOMMENDATIONS TO OUR HONOURABLE BOARD OF DIRECTORS SHALL INCLUDE BUT NOT EXCLUDE OTHER ACTION THAT THE STATE OF IDAHO OBTAIN WRITS OF MANDAMUS TO COMPELL THE UNITED STATES OF AMERICA GOVERNMENT TO SEND STATEMENTS AND BILLS FOR PUNATIVE DAMAGES AND OTHER COMPENSATION AND FINANCIAL PUNISHMENT FOR THE SEPTEMBER ELEVENTH MORE:

2001 INCIDENTS AND SUBSEQUENT REMEDIAL ACTIONS BY THE UNITED STATES OF AMERICA TO THE HEAD OF THE ~~BRITISH~~ COMMONWEALTH OF NATIONS BY RETURN RECEIPT REQUESTED SERVICE PLEASE BY INTERNATIONAL MAIL 79

IF HER MAJESTY'S GOVERNMENTS FAILS TO PAY WE RECOMMEND MANDAMUS WRITS AND OTHER ACTION TO COMPELL APPOINTMENT OF THE USA PRESIDENT OR HIS DESIGNE AS CANADA'S GOVERNOR GENERAL ("GG") TO DEPLOY CANADA'S RESOURCES TO PAY FOR THE LIABILITIES. PAIN. AND OTHER SUFFERING OF THE VICTIMS OF SEPTEMBER ELEVENTH 2001 IN THE USA IN A REASONABLE TIME 56

SUPPORTING STATEMENT

MR DANIEL LEONARD, ESQUIRE, OF TAUNTON. BRISTOL COUNTY (MA) WAS WELL KNOWN FOR HIS MAGNIFICENT COACH WHICH WHICH CONGRESSMAN JOHN ADAMS. ESQUIRE WHO NEWLY RETURNED FROM PHILADELPHIA SAID NO OTHER LAWYER IN THE PROVINCE WOULD PRESUME TO RIDE. MR LEONARD WHO PRACTICED LAW AT BOSTON PREDICTED "... SOME FUTURE GEORGE EQUALLY THE FRIEND OF MANKIND WITH HIM THAT NOW SWAYS THE BRITISH

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"SCEPTRE MAY RULE GREAT BRITAIN BY AN AMERICAN PARLIAMENT. MR LEONARD SOUGHT REFUGE IN BOSTON IN the Year 1775 FROM HIS TAUNTON (MA) NEIGHBORS. MR PETER CRAPO OF FREETOWN (MA) WAS ONE OF THE MINUTEMEN WHO WARMLY GREETED THE KING'S SOLDIERS AFTER THE BATTLE OF LEXINGTON AND CONCORD (MA) 110

STOCKHOLDER PROPONENT IS A NATIVE OF NEW BEDFORD, BRISTOL COUNTY CO-SHIRE MUNICIPALITY 13

WE ARE VERY GRATEFULL OUR DAMS, GENERATORS, DIRECTOR, OFFICERS, PERSONNEL AND THEIR LOVED ONES AND CORPORATION PROPERTY WERE NOT TARGETTED SEPTEMBER ELEVENTH 2001 SPARING US THE PROBABLE CONSEQUENCES FOR GENERATIONS TO COME

32 ALL THE EXHIBITS, ONE HUNDRED FIFTEEN IN ALL WILL BE MADE AVAILABLE AT THE COMMITTEE OF THE WHOLE BY OUR BOARD OF DIRECTORS WHICH WERE APPENDED TO THE STOCKHOLDER PROPOSAL LETTER WHICH WERE DELIVERED TO CORPORATE HEADQUArters AT BOISE BY THE US POSTAL SERVICE, CERTIFIED MAIL # 7002 0510 0003 6434 5365 RETURN RECEIPT REQUESTED PLEASE SERVICE THE EXHIBITS (PRINTED ONE SIDE ONLY) WERE INCLUDED WITH PROPONENT'S SHAREHOLDER PROPOSAL AND SUPPORTING STATEMENT WHICH COMPLIES WITH The LAWS, RULES AND

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REGULATIONS OF THE U.S. SECURITIES AND EXCHANGE COMMISSION 83

END OF STOCKHOLDER PROPOSAL

IN EVENT YOU HAVE QUESTIONS OR OTHER COMMENTS I RESPECTFULLY ASK YOU ADDRESS THEM TO ME VIA US POSTAL SERVICE AT MY POST OFFICE BOX

COPIES OF THIS SHAREHOLDER PROPOSAL SUBMISSION WITH COPIES OF EXHIBITS AND LETTERS OF TRANSMITTAL I POST VIA CERTIFIED MAIL RETURN RECEIPT REQUESTED SERVICE PLEASE TO

7002 0510 0003 6434 5495
HON CITY OF NEW BEDFORD CONTRIBUTORY RETIREMENT SYSTEM

7001 1940 0001 1081 2740
HON COMMONWEALTH OF MASSACHUSETTS STATE BOARD OF RETIREMENT EXECUTIVE DEPARTMENT OF STATE OF MASSACHUSETTS STATE GOVERNMENT

7002 0510 0003 6434 5358
HON DISTRICT COURT DEPARTMENT CAMBRIDGE DIVISION TRIAL COURT COMMONWEALTH OF MASSACHUSETTS

COPIES OF MY LETTERS OF TRANSMISSION THIS SHAREHOLDER PROPOSAL SUPPORTING

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STCKHLDRCRAPO TO IDA
MAY 04th Year 2002
PAGE SEVEN(07) OF SEVEN(07) PAGES
STATEMENT AND THE 115 (One Hundred FIF-
THTEEN EXHIBITS) (PRINTED SOLELY ONE SIDE
REVERSE BLANK) EXHIBITS I SEND SAID
HONOURABLE COURT, CITY RETIREMENT
BOARD, STATE RE~~TIREMEN~~T BOARD OF
RETIREMENT VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED PLEASE

Sincerely.

John Jennings Crapo
PRO SE, NON LAWYR, NON PRACTISING
LCSW, NON LLB, NON AM, NON MS
NON LPN, NON RN

ENCLOSURES 125 (one Hundred TwentyFive)

83 > 115
32
13 > 123
110 247
485

56 > 135
79
22 > 32
10
42 80
38

247

JJC/jjjc

(MR) JOHN J. CRAPO. PRO SE
PO BOX 400151
CAMBRIDGE MA 02140-0002
VIA CERTIFIED MAIL MAY FOURTH (04th)
Article # 7001 YEAR 2002
1940 0001 1081 PAGE ONE(01) OF
2740. RETURN TWO(02) pages)
RECEIPT REQUESTED

PLEASE HON
STATE BOARD OF RETIRE-
MENT THE COMMONWEALTH
OF MASSACHUSETTS
BOARD CHAIRPERSON HON
STATE TREASURER
MS SHANNON P. O'BRIEN. ESQUIRE
JUR. D
JOHN W. McCORMACK STATE BUILDING
ONE ASHBURTON PLACE RM 1219
BOSTON MA 02108-1607

DEAR Gentlemen AND Ladies
ENCLOSED PLEASE FIND THE COPY OF MY letter AND EXHIBITS WHICH I Send Via Certified MAIL RETURN RECEIPT REQUESTED TO IDACORP INC IDAHO POWER COMPANY WHICH I Call to YOUR ATTENTION

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PLEASE INCLUDE THIS Letter and MY EXHIBITS INTO MY FILE THERE OF THE HON STATE BOARD OF RETIREMENT

SINCERELY
John Jennings Crapo, Pro Se
John J. CRAPO. AA. ABE

ENCLOSURES One Hundred Thirty-ONE (131)

CC with Enclosures VIA Certified MAIL Return Rcpt REQUESTED
TO SECRETARY OF IDACORP. IDAHO POWER COMPANY
TO City OF NEW BEDFORD CONTRIBUTORY RETIREMENT
TO HON DISTRICT COURT DEPARTMENT CAMBRIDGE DIVISION ATTN CLERK-MAGISTRATE

JJC/jjc

JOHN J. CRAPO. PRO SE,
PO BOX 400151
CAMBRIDGE MA 02140-0002

VIA CERTIFIED MAIL
ART# 7002 0510 0003
6434 5495
RETURN RCPT REQUEST

MAY 04th 2002

ED PLEASE HONORABLE
NEW BEDFORD CONTRIBUTORY
RETIREMENT SYSTEM
700 PLEASANT STREET FL FOUR
NEW BEDFORD MA 02740

ATTN PLEASE
CHAIRPERSON HON MR ARTHUR J. CARON,
JR OR ADMIN ASSISTANT MS
KAREN S. OUIMET

DEAR Gentlemen AND Ladies

ENCLOSED IS A COPY OF MY SHAREOWNER PROPOSAL Letter AND EXHIBITS TO IDACORP/IDAHO POWER CO WHICH I CALL TO YOUR ATTENTION

A COPY THIS Letter I Send to IDACORP/IDAHO POWER CO. to HON DISTRICT COURT HOLDEN AT CAMBRIDGE (MA) AND TO HON STATE BOARD OF RETIREMENT VIA CERTIFIED MAIL RETURN RECEIPT REQUESTED PLEASE

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I WRITE THE MIDST OF Exceedingly INCONVENIENT. TROUBLING. AND THREATENING CIRCUMSTANCES. AND I'M IN THE MIDST OF FRIGHT. I thought YOU SHOULD KNOW TOO THERE WAS NO ENCLOSURE WITH THE LETTER YOU SENT ME

A COPY THIS LETTER OF TRANSMITTAL OF THIS DATE I SEND VIA CERTIFIED MAIL RETURN RECEIPT REQUESTED TO IDACORP/IDAHO POWER CO. TO STATE BOARD OF RETIREMENT AND TO THE STATE DISTRICT COURT. CAMBRIDGE MA

SINCERELY.

John Jennings Crapo. PRO SE.AA.ABE
NON LEB. NON LWYR, NON AM, NON MS. NON LPN. NON RN, NON OTR

ENCLOSURES: (3) CC VIA CERTIFIED MAIL RETURN RECEIPT REQUESTED PLEASE TO IDACORP INC/IDAHO POWER CO. MR ROBERT W STAHMAN. ESQUIRE CORPORATE SECRETARY HON STATE BOARD OF RETIREMENT. STATE TREASURER HON MS SHANNON P. O'BRIEN. ESQ JUR. D. STATE RETIREMENT BD CHAIRPERSON HON STATE DISTRICT COURT. CAMBRIDGE DIVISION. MA TRIAL COURT. HON MR ROBERT L MOSCOW. CLRK-MAGISTRATE. CAMBRIDGE DIVISION. SAID HONORABLE COURT

JJC/jjc 3:24 PM, 7:09 PM MAY06 2002

MR JOHN J. CRAPO, PRO SE, AA, ABE
PO BOX 400151
CAMBRIDGE MA 02140-0002

VIA CERTIFIED MAIL MAILPIECE #7002 0510 0003 6434 5358 RETURN RCPT REQUESTED PLEASE

MAY FOURTH (04th) YEAR 2002

HON DISTRICT COURT DEPARTMENT CAMBRIDGE DIVISION
ATTN CLRK-MAGISTRATE HON MR ROBERT L. MOSCOW
TRIAL COURT, The COMMONWEALTH OF MASSACHUSETTS
PO BOX 338
CAMBRIDGE MA 02141-0338

DEAR MR MOSCOW

ENCLOSED I call to YOUR ATTENTION COPY MY Shareholder PROPOSAL Letter, SUPPORTING STATEMENT OF this DATE TO IDACORP/IDAHO POWER COMPANY WHICH I ASK YOU to include with my FILE THERE - IN THE HONORABLE COURT

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A COPY THIS LETTER OF TRANSMITTAL I SEND BY CERTIFIED MAIL RETURN RECEIPT REQUESTED TO THE HONOURABLE STATE BOARD OF RETIREMENT. CITY OF NEW BEDFORD CONTRIBUTORY RETIREMENT SYSTEM. AND IDA/IDAHO POWER COMPANY

IT'S BECOMMING INCREASINGLY MORE DIFFICULT FOR ME TO DO THIS BUT INSPITE THAT I TRY

Sincerely
John Jennings Crapo
JOHN J. CRAPO, PRO SE

ENCLOSURES ONE HUNDRED-THIRTY-ONE (131)

C.C. WITH ENCLOSURES VIA CERTIFIED MAIL RETURN RECEIPT REQUESTED TO:
IDA CORP INC/IDAHO POWER COMPANY CORPORATE SECRETARY MR ROBERT W STAHMAN, ESQUIRE
CITY OF NEW BEDFORD CONTRIBUTORY RETIREMENT SYSTEM BOARD CHAIRPERSON MR ARTHUR J. CARON, JUNR
STATE BOARD OF RETIREMENT CHAIRPERSON HON STATE TREASURER MS SHANNON P. O'BRIEN, ESQUIRE JURIS D

JJC/JJC May Six 2002 5:14 AM
May Seven 2002 12:51 AM

JOHN J. CRAPO ("JOHN CRAPO") TO IDACORP
MAY FOURTH (04TH) YEAR 2002 page ONE of my FIVE (05) PP my Table OF CON-TENTS

MY TABLE OF CONTENTS MY EXHIBITS

NO.	COPY EXHIBIT DISCRIPTION
ONE (01) TO ELEVEN (11)	PSYCHO HISTORY BY DR JOHN E MACK. MD. HARVARD UNIVERSITY OF UNITED KINGDOM OF GREAT BRITAIN AND IRELAND COLONEL THOMAS E. LAWRENCE
TWELVE (12)	HIS EMMINENCE ARCHBISHOP HUMBERTO MEDEIROS, CARDINAL ARCHBISHOP OF THE ROMAN CATHOLIC ARCHDIOCESE ~~OF~~ OF BOSTON MAR 27 2002 MARCH 27 2002
THIRTEEN (13) TO FOURTEEN (14)	PP374-375, 376-377 GENERAL COURT MANUAL COMMONWLTH OF MASSACHUSETTS
FIFTHTEEN (15) TO SIXTEEN (16)	JULY 23 1980 THE HONORABLE JUSTICE OF THE SUPERIOR COURT (MANY THINGS I CAN'T FIND) (I WRITE IN THE MIDST OF EX-CEEDINGN INCONVEMENT, TROUBLING AND THREATENING CIRCUMSTANCES)
SEVENTEEN (17)	VEHICLES
EIGHT-TEEN (18) TO NINE-TEEN (19)	MR LUDWIG ON THE TRANSPORTA-TION OF HIS IMPERIAL MAJESTY EMPEROR NAPOLEON'S MODE OF TRANSPORTATION

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J.J. CRAPO ("JOHN CRAPO") TO IDACORP
MAY 04TH 2002
PAGE TWO (02) MY TABLE OF CONTENTS
OF FIVE (05) PAGES

TWENTY (20) OPEN LETTER TO MY FELLOW TENANTS ——————

TWENTY-ONE (21) TO TWENTY-FIVE (25) THE CITY OF NEW BEDFORD (MA) HON NEW BEDFORD MUNICIPAL CONTRIBUTORY RETIREMENT SYSTEM MS KAREN S. OUIMET ADMINISTRATIVE ASSISTANT TO THE HON BOARD OF RETIREMENT CHAIRPERSON HON. MR ARTHUR J CARON, JUNIOR ——————

TWENTY-SIX (26) TO THIRTY-THREE (33) JOHN CRAPO TO THE HONORABLE BRISTOL COUNTY DEPARTMENT OF THE SUPERIOR COURT MA TRIAL COURT ——————

THIRTY-FOUR (34) TO FORTY-ONE (41) "...BRITISH MONARCHY COMPILED BY MR JOHN CANNON AND MR RALPH GRIFFITHS ——————

EXHIBIT FORTY-TWO (42) TO FORTY-THREE (43) MR DANIEL LEONARD, ESQUIRE AND DELEGATE TO THE CONTINENTAL CONGRESS MR JOHN ADAMS, ESQ ——————

FORTY-FOUR (44) TO FORTY-EIGHT (48) THE WORLD ALMANAC AND BOOK OF FACTS ——————

FORTY-NINE (49) GREAT ISSUES IN AMERICAN HISTORY 1584-1778

FIFTY (50) TO SIXTY-FOUR (64) BRITAIN YESTERDAY AND TODAY 1830 TO ??? MR WALTER L. ARNSTEIN

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JOHN CRAPO TO IDACORP
MAY 04th Year 2002
PAGE THREE (03) OF MY TABLE OF CONTENTS
OF FIVE (05) PAGES

SIXTY-FIVE (65) TO SIXTY-NINE (69) — BRITAIN YESTERDAY AND TODAY ---

SEVENTY (70) TO — Boston SUNDAY HERALD February 24 2002 " PHARMACIST MS WAFAA ~~ALHASSAN OF QUINCY (MA)~~ ALHASSAN OF QUINCY (MA) DOC'S ORDERS: KEEP MEDICAL HISTORY OF KIN AT FINGERTIPS ... "

SEVENTY-ONE (71) TO SEVENTY-TWO (72) — BOSTON SUNDAY HERALD. THE HON BRISTOL COUNTY SUPERIOR COURT JUSTICE SUPERIOR COURT JUDGE ERNEST B. MURPHY, ESQUIRE CENSURED

SEVENTY-THREE (73) — Boston SUNDAY HERALD February 24 2002 BY MR ROBERT H MNOOKIN His EMMINENCE ARCHBISHOP BERNARD FRANCIS CARDINAL LAW, Boston (MA) ROMAN CATHOLIC ARCHDIOCESE "FAILED TO DISCIPLINE HIS PRIESTS WHO PREYED ON CHILDREN ...

SIXTY-SIX (66) TO SEVENTY (70) — THE ARAB-ISRAELI DILEMMA --- MR FRED J. KHOURI

SEVENTY-TWO (72) TO SEVENTY-FOUR (74) — SAID BOOK COMPILED BY MR KHOURI

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JOHN CRAPO TO IDACORP
MAY 04TH YEAR 2002
PAGE FOUR (04) OF MY TABLE OF CONTENTS OF FIVE (05) Pages

SEVENTY-FIVE (75)	TERRITORY AND U.S.A. STATE OF NEVADA ...
SEVENTY-SIX (76) TO ~~EIGHTY-EIGHT~~ ~~(86) (88)~~ SEVEN (87) EIGHTY-EIGHT (88)	THE ARAB-ISRAELI DILEMMA (I'M SEATED VERY UNCOMFORTABLY VERY BRIEFLY I SUMMARIZE) ~~TO NINETY-TWO (92)~~
EIGHTY-NINE (89) TO NINETY-TWO (92)	THE WORLD ALMANAC AND BOOK OF FACTS the YEAR 2002
NINETY-THREE (93)	RECEIPTS OF CERTIFIED MAILING TO THE HONORABLE BRISTOL CNTY SUPERIOR COURT AND CITY OF NEW BEDFORD BD OF RETIREMENT I've the ORR'S ON THESE IF YOU WISH ~~THEM~~ TO SEE COPIES OF THEM
	6:07 AM NOW IT IS MAY 05 2002
NINETY-FOUR (94) ~~TO NINETY-FIVE (95)~~	STAPLES, INC ~~AND~~

MORE: →

JOHN CRAPO TO IDACORP
MAY FOURTH (04TH) 2002
PAGE FIVE (05) OF MY TABLE OF CONTENTS OF FIVE (05) PAGES

NINETY-FIVE (95) ~~01~~ to NINETY-EIGHT (98)	OXFORD GUIDE TO THE US GOVERNMENT by MR JOHN J. PATRICK, MR RICHARD M. PIOUS AND BY MR DONALD A. RITCHIE
NINETY-NINE (99) TO ONE-HUNDRED-ELEVEN (111)	MORE ON THE BOOK BY MR WALTER L. ARNSTEIN
ONE HUNDRED-TWELVE (112)	I WRITE IN THE DARK THEN I REWRITE IN THE LIGHT
ONE HUNDRED-THIRTEEN (113) TO ONE (01) HUNDRED (100) ~~THIRTEEN (13)~~ FOURTEEN (14)	REPORT CARD
ONE HUNDRED FIFTEEN (115)	BOSTON HERALD'S MR DAVID R. GUARINO RE: STATE TREASURER AND RETIREMENT BOARD PRESIDENT HON MS SHANNON P. O'BRIEN, ESQUIRE, JUR-D

FINI TABLE OF CONTENTS
6:28 AM MAY 05 2002 #

[illegible]

EXHIBIT ONE (01) OF ONE HUNDRED FIFTHTEEN (115) EXHIBITS
MAY 04 2002
OF
J. J. CRAPO. PRO SE

1 Feb. 197

John E. Mack M.D. (lecture)
Life of T. E. Lawrence

Psycho History

Seven Pillars

1963 -

heroism tainted w/ perversion
varying approaches of studies (by psychiatrists & analysts)
of real figures

neurotic conflict -
elements of infantile sexuality -
process of ego related to unconscious material & conscious
material
Take letter or word out of context
study of families & community
community of Oxford, Eng. where [illegible]
you have a chance to get a full dimension [illegible]
Biography - means alot in way we approach a clinical work -
life in extreme detail - the forces that play into
the individual's life

wrestles with
(1) rights of the expression of a sadistic beating
(2) learning ab't Oxford in 1920's -

JJC/jjc

EXHIBIT TWO(02) OF ONE HUNDRED FIFTHTEEN(115) EXHIBITS
MAY 04. 2002
OF J.J. CRAPO, PRO SE

2

military ~~other~~ ~~[illegible]~~ - ~~contest~~ ~~guerrilla~~ ~~or~~ ~~effect~~
expert in guerrilla fighting (no Vietnam learned much from him)

Allenby - Lawrence + his Bedouin guerrilla fighters held down 50-75,000 Turkish troops - a side-show. Allenby was the feature in this. This was a side [illegible]

British officer - avid student of history of war fare

1919 Arab peace talks - strategic position they were in as result of efforts lead by Lawrence.
Paris Peace Conference (1919-1922(3))

transferred to RAF [illegible] near East (in 1921) - Barrage of letters to Br. papers. Churchill took on Lawrence as an advisor. Iraq, Jordan, trans-Jordan, + Palestine mandate resulted from all this.

Paris Peace Conference:
Last Major European Peace Conference where victors could decide spoils w/o a resort to wishes of those living in those areas.

EXHIBIT THREE(03) OF ONE HUNDRED FIFTHTEEN (115) EXHIBITS
MAY 04, 2002

OF J. J. CRAPO, PRO SE

BEST AVAILABLE COPY

73 , Feb 1977

act of renunciation –

King tries to give him a medal, I won't take the until you promise to follow your commitments with Iraq, Jordan... " etc – [illegible]

he exceeded his authority

Monastery of ~~190~~ 1920's & 1930's – his was a renunciation he ~~thought~~ by what he did caused him to be passed over for promotion to General

Motives for moving into positions of power –

Met his family – then ~~[illegible]~~ a physician (born in 1890)

1 Bro in 80's

1 ~~Bo~~ Bro in 60's – principal literary executor

Nothing on that subject interests me "

Lots of papers opened up by [illegible]

Elopement – (Rob't Seague Chapman – disinherited Irish Baronet of 30 miles from Dublin – title given in Elizabethan times – in 1883 [illegible] eloped w/ governess – bore child in 1885

1888 – T. E. [illegible] Lawrence

Arnold Lawrence born 1900

3 still [illegible] children

EXHIBIT FOUR(04) OF ONE HUNDRED-FIFTUTEEN EXHIBITS
MAY 04 th Year 2002

OF J. J. CRAPO. PRO SE

→ 4
guilt

all kinds of falsehoods

St. Peter's Church – Bibles

all kinds of incorrect information
as to when married

there's wasn't (his parents) were legitimately married ; his parents weren't legitimately married – they were Low Church evangelical Anglicans

"emasculated pussy-cat"

(1) one killed in France
(2) one who was killed also in 1915 was interested in [illegible] sports was disliked by T.E. Lawrence

T.E. Lawrence was leader of his siblings

wrote [illegible] Bernard Shaw – mother [illegible] for him in 1920's –

1927 – "so I may live me by myself
she (mo.) given me a fear of inquisition . I'll never make any woman a mother . they (his parents) shouldn't never have been children

BEST AVAILABLE COPY

EXHIBIT FIVE(05) OF one Hondred FIFTHTEEN (115) EXHIBITS
MAY 04th Year 2002
OF J.J. CRAPO. PRO SE

75 5 Feb 1977

This flight might be interpreted as an attempt to restore legitimacy through good works of his family

He saw the Arab sheiks in tradition of Biblical prophets - he'll redeem the sins of his family

nobility in Ireland - reduced by his mother - he'll bring Arab sheiks back to their nobility

When his Bros died in 1915 - he became [illegible] to do something - he'd been in Near East before WWI visiting historical sites Crusades castles, etc

Feisal of original Hashemite family & descendant of Mohammed

He was beaten & sexually attacked as POW by Turks - he was [illegible] psychologically by this experience - he was [illegible] masochistic (1932-1935) [illegible] he was flagellated periodically - to [illegible] orgasm - to rid himself of his sexuality [illegible]

BEST AVAILABLE COPY

EXHIBIT SIX(06) OF ONE HUNDRED FIFTHTEEN (115) EXHIBITS
MAY 04 2002
OF J. J. CRAPO, Pro Se

[illegible]

Bruce [illegible]

flagellator

ab [illegible] 1966

difficulties w this aspect of study

[illegible]

[illegible] Graves

Laurence had a flagellation problem

conscientious type person

Bruce - [illegible] out of work - Laurence
had [illegible] a relative out of money -

another airman - witness to ejaculations

Arnold Lawrence - had to get permission from
him to [illegible] all this -

Libel laws - differences btw this is U.S.A. & in England

punishing himself [illegible] out [illegible] -
moral masochism into
overt sexual masochism etc

[illegible] to form a [illegible]
relationship w woman - but she was [illegible]
[illegible] - [illegible]
[illegible] person

BEST AVAILABLE COPY

EXHIBIT Seven (07) OF one Hundred FIFTHTEEN (115) EXHIBITS
MAY 04 2002
OF
J.J. CRAPO, PRO SE

Arnold Lawrence – younger brother

John Bruce – [illegible] flagellator – sold for 2?00 lbs to Sunday Times

6 –

ab't 1966 –

difficulties w this aspect of study

onset

Rob't Graves –

Lawrence had a flagellation problem

Simpson, (of times) the reporter

(a sadistic type person)

Bruce – hunky man out of work – Lawrence had filched a relation out of money –

another airman – witness to ejaculation

Arnold Lawrence – had to get permission from him to pub all this –

Libel laws – difference bet laws of USA & in England

punishing himself thru out life –
moral masochism vs
overt sexual masochism, etc

Effort (3-4 yrs older than he) to form a hetero-sex relationship w him – but she was leaning towards him – his bro was the ideal masculine person –

EXHIBIT EIGHT (08) OF ONE Hundred FIFTHTEEN (115) EXHIBITS
MAY 04 th Year 2002 OF
J. J. CRAPO. Pro Se

Arnold Lawrence – younger brother

John Bruce – flagellator – 2700 lbs to Sunday Times

ab't 1966

difficulties w this aspect of study

on sex

Rob't Graves –

Lawrence: had a flagellation problem – Suppressed (by Times) by reporter

Bruce – (a sadistic type person!) finally swept out of work – Laurence had pitched a relative out of money –

another airman – witness to ejaculation

Arnold Lawrence – had to get permission from him to pub. all this –

Libel laws – difference in the U.S.A. & in England

punishing himself thru out life – moral masochism into overt sexual masochism etc.

effort (3-4 yrs older than he) to form a hetero sex relationship w him – but she was leaning towards him – his bro was the real masculine person –

EXHIBIT NINE (09) OF One Hundred FIFTHTEEN (115) EXHIBITS
MAY 04th 2002 OF

J. J. CRAPO, PRO SE

6

ab + 1966

difficulties w this aspect of study

Robt Graves -

Laurence: had a flagellation problem

Suppose (of lines) the reader

(a sadistic type person)
Bruce - poorly man out of work - Laurence
had fetched a relation out of money -

and these airmen - witness to ejaculations

Arnold Lawrence - had to get permission from him to pub all this -

Libel laws - difference in this of U.S.A. & in England

punishing himself thru out life -
moral masochism with
overt sexual masochism etc

[illegible] (3-4 yrs older than she) to form a hetero sex relationship w him - but she was leaving [illegible] - his bro was the real masculine person -

EXHIBIT TEN (10) OF one Hundred FIFTEEN EXHIBITS
MAY 04th Year 2002 OF J.J. CRAPO

[illegible]

JJC / jjc

EXHIBIT ELEVEN (11) OF 115 EXHIBITS
MAY 04th Year 2002 OF J. J. CRAPO

[illegible] flagellation [illegible]

1936

difficulties in this aspect of study

sex

Rob't Graves

Laurence had a flagellation problem — Suspicious [illegible]

(a sadistic type person)

Once - pretty crazy out of work - Laurence had pitched a relative out of money —

another airman - witness to ejaculations

Arnold Lawrence - had to get permission from him to publish all this —

Libel laws - difference between USA & in England

punishing himself then out like —
moral masochism into
overt sexual masochism, etc.

effort (3-4 yrs older than he) to form a heterosexual relationship w/ him - but she was [illegible] homosexual - this bio was the real [illegible] masculine [illegible]

EXHIBIT TWELVE (12) OF MAY 04th YEAR 2002 OF ONE HUNDRED FIFTHTEEN (115) EXHIBITS

MR John J. CRAPO

PRO SE

Medeiros accuser reaffirms abuse claims at conference

A former Catholic Memorial student who accused Cardinal Humberto Medeiros of molesting him in 1979 held a press conference yesterday in Rhode Island to reaffirm his accusations.

Garry Garland, who filed a lawsuit against a Kingston priest, is also charging that Medeiros inappropriately touched him at the cardinal's Brighton residence when Garland was 14. Cardinal Bernard Law has rejected the accusations, calling the claims a "character assassination."

In a lawsuit filed last week, Garland claimed Monsignor Frederick Ryan brought him to his home at the chancery after serving him alcohol at a North End restaurant in the summer of 1979.

He said Medeiros gave him a hug before Ryan led him into his private quarters, where Ryan later abused him, The Boston Herald reported.

But over the weekend Garland changed his story, claiming that Medeiros also grabbed his groin when he hugged him that night.

Ryan has been suspended from active duty by the archdiocese.

Yesterday Garland said he wasn't making the accusations to get money, and he refuted newspaper reports that he was broke.

"Call my financial analyst. Ask why I made $800,000 last year, $700,000 the year before. I sold a house for $400,000 profit, $600,000 the year before," said Garland, WCVB-TV reported. (Metro)

JJC/JJC

EXHIBIT THIRTEEN(13) OF one Hundred FIFHTEEN(115) EXHIBITS
MAY 04 2002
BY Mr (STOCKHLDR)
John J. CRAPO, PRO SE

APPOINTED.		LEFT THE BENCH.		DIED.
1917.	Franklin Tweed Hammond,	1940.	Resigned.	
1918.	Nelson Pierce Brown,	1946.		1946.
1918.	Louis Sherburne Cox,	1937.	App'd to Sup. Jud. C't.	
1919.	Edward Lyman Shaw,	1921.	Resigned.	
1920.	Fred'k Woodbury Fosdick,	1943.		1943.
1920.	Elias Bullard Bishop,	1934.		1934.
1920.	George Aloysius Flynn,	1927.		1928.
1921.	Henry Tilton Lummus,	1932.	App'd to Sup. Jud. C't.	
1921.	William Adams Burns,	1949.	Resigned.	1951.
1921.	Stanley Elroy Qua,	1934.	App'd to Sup. Jud. C't.	
1922.	Alonzo Rogers Weed,	1936.		1936.
1922.	Frederick Joseph Macleod,	1935.		1935.
1922.	Joseph Walsh,	1946.		1946.
1922.	Winfred Holt Whiting,	1937.		1937.
1923.	Edward Thomas Broadhurst.	1955.		1955.
1923.	Fred'c Brendlesome Greenhalge,	1945.	Resigned.	1954.
1924.	Charles Henry Donahue,	1932.	App'd to Sup. Jud. C't.	1952.
1924.	David Abraham Lourie,	1930.		1930.
1925.	Franklin Freeman,	1926.		1926.
1925.	Wilford Drury Gray,	1939.		1939.
1926.	David Francis Dillon,	1948.		1948.
1926.	Harold Putnam Williams,	1947.	App'd to Sup. Jud. C't.	
1928.	Walter Leo Collins.			
1928.	Daniel Theodore O'Connell.			
1929.	Thomas Jasper Hammond,	1946.		1946.
1929.	John Mellen Gibbs,	1937.		1937.
1929.	Raoul Henri Beaudreau,	1956.	Resigned.	
1929.	Edward Francis Hanify,	1954.		1954.
1930.	Abraham Edward Pinanski,	1949.		1949.
1931.	James Corcoran Donnelly,	1952.		1952.
1931.	John Joseph Burns,	1934.	Resigned.	1951.
1932.	Frank Joseph Donahue.			
1932.	Lewis Goldberg.			
1933.	John Edward Swift.			
1934.	Vincent Brogna.			
1934.	George Francis Leary.			1954.
1935.	Joseph Alphonsus Sheehan,	1942.		1942.
1935.	Thomas Henry Dowd.			
1935.	Joshua Arthur Baker,	1951.		1951.
1937.	Joseph Leo Hurley,	1956.		1956.
1937.	Francis Joseph Good.			
1937.	Jesse Whitman Morton.			

APPOINTED.		LEFT THE BENCH.		DIED.
1937.	William Clement Giles,	1956.	Retired.	
1937.	Paul Grattan Kirk.			
1939.	Allan Gordon Buttrick,	1951.	Retired.	1954.
1939.	Felix Forte.			
1940.	Joseph Everett Warner.			
1942.	John Varnum Spalding,	1944.	App'd to Sup. Jud. C't.	
1943.	Charles Codman Cabot,	1947.	Resigned.	
1944.	John Vincent Sullivan.			
1945.	Richard M. Walsh,	1946.	Retired.	1952.
1946.	Eugene A. Hudson.			
1946.	Edward J. Voke.			
1946.	Frank J. Murray.			
1946.	Daniel D. O'Brien.			
1947.	Horace Tracy Cahill.			
1947.	Frank Edward Smith.			
1948.	Charles Fairhurst.			
1949.	Charles A. Rome.			
1949.	David G. Nagle.			
1951.	John Henry Meagher.			
1952.	Wilfred J. Paquet.			
1952.	Edward A. Pecce.			
1954.	Edmund R. Dewing.			
1954.	Rueben L. Lurie.			
1956.	Donald M. Macaulay.			
1956.	George E. Thompson.			
1956.	Francis J. Quirico.			
1956.	Charles S. Bolster.			

Judges of the Land Court since its Establishment in 1898 as the Court of Registration.

JUDGES.

APPOINTED.		LEFT THE BENCH.		DIED.
1898.	Leonard A. Jones,	1909.	Resigned.	1909
1909.	Charles Thornton Davis,	1936.		1936
1936.	Michael A. Sullivan,	1937.		1937.
1937.	John E. Fenton.			

ASSOCIATE JUDGES.

APPOINTED.		LEFT THE BENCH.		DIED.
1898.	Charles Thornton Davis,	1936.	(App'd Judge, 1909.)	1936.
1909.	Louis M. Clark,	1914.		1914.
1914.	Joseph J. Corbett,	1937.	Resigned.	1949.
1924.	Clarence C. Smith,	1943.		1943.
1937.	Patrick J. Courtney,	1952.	Retired.	
1943.	Joseph R. Cotton.			
1952.	Edward McPartlin.			

PRESENT ORGANIZATION OF THE COURTS.

[Corrected to March 3, 1955.]

[All judges in the Commonwealth are appointed by the Governor with the advice and consent of the Council, and hold office during good behavior.]

SUPREME JUDICIAL COURT.

[General Laws, Chapter 211.]

Raymond Sanger Wilkins of Annisquam, *Chief Justice.*

Justices.

James Joseph Ronan of Salem.
John Varnum Spalding of Newton Highlands.
Harold Putnam Williams of Millis.
Edward A. Counihan, Jr. of Cambridge.
Arthur E. Whittemore of Hingham.
R. Ammi Cutter of Cambridge.

Frederick L. Quinlan of Roslindale, 1960, *Clerk for the Commonwealth.* Room 1412, Suffolk County Courthouse.

Chester A. Dolan, Jr., of Boston, 1958, *Clerk for the County of Suffolk.* Room 1404, Courthouse.

Richard A. McLaughlin of Boston, 1959, *First Assistant Clerk for the County of Suffolk.* Room 1404, Courthouse.

Daniel D. Donnelly of Boston, *Second Assistant Clerk for the County of Suffolk.* Room 1404, Courthouse.

Grant M. Palmer, Jr. of Weston, *Reporter of Decisions.* Room 1407, Courthouse.

John A. Daly of Cambridge, *Executive Secretary to the Justices of the Supreme Judicial Court.* Room 301, Suffolk County Courthouse.

Michael J. King of Boston, *Messenger of the Court.*

SUPERIOR COURT.

[General Laws, Chapter 212.]

Paul Cashman Reardon of Quincy, *Chief Justice.*

Justices.

Walter Leo Collins of Boston.
Daniel Theodore O'Connell of Newton.
Frank Joseph Donahue of Boston.
Lewis Goldberg of Brookline.
John Edward Swift of Milford.
Vincent Brogna of Boston.
Thomas Henry Dowd of Brookline.
Francis Joseph Good of Cambridge.
Jesse Whitman Morton of Reading.
Paul Grattan Kirk of Newton.
Felix Forte of Somerville.
Joseph Everett Warner of Taunton.
John Vincent Sullivan of Middleborough.
Eugene Albert Hudson of Brookline.
Edward John Voke of Chelsea.
Frank Jerome Murray of West Roxbury.
Daniel Doyle O'Brien of Northampton.
Horace Tracy Cahill of Braintree.
Frank Edward Smith of Taunton.
Charles Fairhurst of Greenfield.
Charles A. Rome of Newton.
David G. Nagle of Boston.
John Henry Meagher of Worcester.
Wilfred J. Paquet of Watertown.
Edward A. Pecce of Waltham.
Edmund R. Dewing of Wellesley.
Reuben L. Lurie of Brookline.
Donald M. Macaulay of Longmeadow.
George E. Thompson of Melrose.
Francis J. Quirico of Pittsfield.
Charles S. Bolster of Cambridge.

Thomas Dorgan of Boston, 1958, *Clerk for Civil Business for the County of Suffolk.* Room 117, Suffolk County Courthouse.

William M. Prendible of Boston, 1958, *Clerk for Criminal Business for the County of Suffolk.* Room 712, Courthouse.

Edward J. Kelley of Boston, *Executive Clerk to the Chief Justice.* Room 117, Courthouse, Boston.

James A. Gleason of Boston, *Messenger of the Court.* Room 1103, Courthouse, Boston.

PROBATE COURTS AND COURTS OF INSOLVENCY.

[General Laws, Chapters 215–217.]

There is a Probate Court and a Court of Insolvency in each county, distinct in their jurisdiction, powers, proceedings and practice, but having the same judge and register. These courts are held by the

EXHIBIT FOURTEEN (14) OF 115 EXHIBITS
MAY 04th 2002 by StockHLDR
John J. CRAPO. Pro Se JJC/jjc

EXHIBIT FIFTEEN(15) OF ONE Hundred FIFTEEN (115) EXHIBITS
MAY 04Th YEAR 2002 BY STCKHLDR
JOHN J. CRAPO. PRO SE. AA. ABE

MAINSTAY
Newagen, Maine 04552

C. S. Bolster

July 23.

Dear John.-

Many thanks for your good letter and for your contribution to the church in Elizabeth's memory. I return the card herewith as requested.

She and I have had a wonderful almost fifty-year marriage and I have many cherished memories. We were both fortunate I guess in bringing about a marriage that would enrich both our lives.

You are a "candidate" for my also "celestial kingdom". I never could see any sense in that Mormon doctrine. It's the good people do & not how many offspring they leave.

Thanks again for your thought of me.

Sincerely Charles S. Bolster

EXHIBIT SIXTEEN (16) OF ~~FIFTHTEEN (115)~~ One Hundred FIFTEEN (115) EXHIBITS
MAY 04th Year 2002 OF
STOCKHOLDER
JOHN J. CRAPO, PRO SE

MAINSTAY
C. S. Bolster
Newagen, Maine 04552

NEWAGEN, ME.
JUL 23 AM 1980
04552


USA 15c
HOME OF THE BRAVE

Mr. John J. Crapo.
P.O. Box 13
North Cambridge
Mass 02140



THE STANDING COMMITTEE
of
THE FIRST PARISH IN CAMBRIDGE
gratefully acknowledges
The gift of $ 7 50 from
John J Crapo
Your gift reaffirms the resolve of thirteen generations past that the work of the First Parish continue.
For credit to the Memorial Fund

C. [illegible]
Treasurer

JJC/JJC

EXHIBIT SEVENTEEN (17) OF ONE Hundred FIFTHTEEN (115) MAY FOURTH (04th) YEAR EXHIBITS 2002 BY STCKHLDR (MR) JOHN J. CRAPO. PRO SE. NON M.L.S. JJC/JJC



VEHICLES
1029
EGYPTIAN CHARIOT
ASSYRIAN CHARIOT
GREEK CHARIOT
CAMBODIAN CHARIOT
NORSE SLEDGE
HORSE LITTER
CHAISE OR SHAY
SEDAN CHAIR
GEORGE WASHINGTON'S COACH
BAROUCHE
SPRING VICTORIA
BROUGHAM
SURREY
FULL-TOP CABRIOLET
LANDAU
HANSOM CAB
GIG
JINRIKSHA

From THE COLUMBIA UNIVERSITY VIKING DESK ENCYCLOPEDIA 1953 COPYRIGHT

EXHIBIT EIGHTEEN (18) OF 115 EXHIBITS
MAY 04th YEAR 2002 BY STCKHLDR
JOHN J. CRAPO. PRO SE. NON ~~AM~~ AM

PP335 TO 336 JJC/jjC

"... NAPOLEON'S CARRIAGE IS OUTWARDLY PLAIN
... HE TRAVELS FASTER THAN ANY MAN EVER
TRAVELLED BEFORE

"HIS CARRIAGE IS COMFORTABLY BUILT. THE
EMPEROR CAN SLEEP IN IT... HE CAN GOV-
ERN FROM IT. FIVE DAYS TAKE HIM FROM
DRESDEN TO PARIS. IN A NUMBER OF LOCK-
UP DRAWERS WITHIN THE CARRIAGE, HE
COLLECTS REPORTS, DISPATCHES, MEMORANDA
... SHOULD A COURIER REACH HIM ... AN OF-
FICIAL MUST TAKE DOWN THE MORE
PRESSING ORDERS, WHILE THE CARRIAGE
GOES JOLTING ~~BY~~ ON ITS WAY

"ON THE BOX SEAT, THE MAMELUKE IS
ENTHRONED IN SOLITARY GRANDEUR. TWO
POSTILIONS WHIP UP THE SIX (06) HORSES
~~TWO POS~~. THE CARRIAGE IS SURROUNDED
BY A CROWD OF EQUERRIES, PAGES AND
LIGHT CAVALRYMEN; WHEN THE PROCESSION
SETS FORWARD, THE ROAD IS ALL TOO
NARROW TO ACCOMMODATE IT, EDDIES OF
DUST AND HEAT ENVELOP IT. NIGHT ~~AD~~ AND
FOG ENCOMPASS IT. THE PEASANTS
STAND ASIDE TO LET THE TORNADO PASS;
THEY ARE TOO AGAPE WITH WONDERMENT
AND FIRMLY BELIEVE THE DEVIL IS HIDING
INSIDE THE GREAT NAPOLEON

"WHEREVER HE GETS OUT OF HIS CAR-
RIAGE, A HOT BATH IS READY FOR HIM
THEN, AT TWO IN THE MORNING HE WILL

MORE →

EXHIBIT NINETEEN (19) OF 115 EXHIBITS
MAY 04th YEAR 2002 BY
STCKHLDR JOHN J. CRAPO, PRO SE.

"DICTATE TILL FOUR, SNATCH THREE HOURS SLEEP AND START OFF AGAIN AT SEVEN ... WHETHER HIS HALT BE SHORT OR LONG, IN WAR TIME THE MAP IS ALWAYS READY TO HIS HAND. IN CARRIAGE ... THROUGH ALL COUNTRIES, FOR THE WHOLE DURATION OF HIS LIFE, THE MAP FOLLOWS HIM PIERCED WITH COLOURED ~~MAPS~~ PINS, ILLUMINATED AT NIGHT BY TWENTY OR THIRTY CANDLES. THIS IS HIS ALTAR ... BEFORE WHICH HE OFFERS UP HIS PRAYERS. IT IS THE REAL HOME OF THE MAN WHO HAS NO HOME ...

P339
"... AGAIN HE WARNS THE GROOM OF THE CHAMBERS TO BE CAREFUL LEST THE CARRIAGE SHOULD BE OVERTURNED ON THE ROUGH ROAD ..."

P335
"... INFRONT OF HIM HANGS A LIST OF THE DIFFERENT PLACES HE MUST PASS THROUGH, INCLUDING WHERE RELAYS OF HORSES ARE AWAITING HIM ..."

NAPOLEON
BY
MR EMIL LUDWIG
NEW YORK CITY
BONI AND LIVERIGHT
707 PAGES

JJC/jjc

EXHIBIT TWENTY (20) OF 115 EXHIBITS
MAY 04th YEAR 2002 BY Utility StckHLDR
Dear My Fellow Tenants J.J. CRAPO

May 04th Year 2002

Lights out in my place at
3:13AM Now 3:30AM When
lights Back-on
I looked out my Bathroom
WINDOW - Noticed No lights else
where I could See in this
complex. I DID Notice dim lights
From Stairwell area at Ten across-
12 Street

May 02ND 2002 I INFormed
our Superintendent I could See
Workmen (2 Women) up utility
pole my Street - early in Morning
of the Night. We were in my laundrette.
MA MV# H16-743 (Truck
F0256) AND MA 4415.)
Introduced myself - I put my
tag on the vehicles in Question

3:43 AM
Sirene
I Notice

Sincerely
Tenant CRAPO
rent payer PRO SE
JJC/jjc

COPY IN
my StckHLDR
proposal Submiss-
ion

EXHIBIT TWENTY-ONE # (21)
of one Hundred FIFTHTEEN (115) EXHIBITS
MAY 04th Year 2002
BY STCKHLDR
JOHN ("JACKIE")
J. CRAPO

New Bedford Contributory Retirement System

February 25, 2002

Mr. John J. Crapo
P.O. Box 400151
Cambridge, MA 02140-0002

RE: Certified Mail Packet

Dear Mr. Crapo:

This letter is in regards to the certified mail packet that was received at our office on February 21, 2202. I feel that there may have been some confusion in your sending us this information., We do not have you listed in our system as having worked for the City Of New Bedford, and paying into the New Bedford Retirement System, nor is it clear why this information was sent to us. It appears that you are applying for Veteran's Benefits, something that the New Bedford Retirement system does not deal with. If you could please contact us at (508) 979-1538, so that we may clarify this matter, it would be greatly appreciated. Also. Please note that our address changed. The new address is listed on this letterhead.

Sincerely,

Karen S. Ouimet
Karen S. Ouimet
Administrative Assistant

Enclosure

700 Pleasant Street - 4th Floor - New Bedford, MA 02740 - Tel. (508) 979-1538 Fax (508) 979-1799

EXHIBIT TWENTY-TWO (22) OF
ONE HUNDRED FIFTHTEEN (115) EXHIBITS

New Bedford Contributory
Retirement System
700 Pleasant Street - 4th Floor
New Bedford, MA 02740

PROVIDENCE RI 029
PM
25 FEB
2002

NEW BEDFORD MA
FEB 25 '02
PB METER 8410495
U.S. POSTAGE
.34

MR. JOHN J. CRAPO
P.O. BOX 400151
CAMBRIDGE, MA 02140-0002

02140+0002

MAY 04th Year 2002
BY STCKHLDR CRAPO. PRO SE
JJC/JJC

EXHIBIT TWenty-THREE (23) OF one Hundred FIFTHTEEN (115) EXHIBITS



MAY 04th (4th) Year 2002
BY StckHLDR John J CRAPO, Pro Se
JJC/jjC



EXHIBIT TWENTY-FOUR (24) OF One Hundred FIFTHTeen (115) EXHIBITS
BY STCKHLDR J. J. CRAPO. PRO SE

JJC / jjC May 04th Year 2002

EXHIBIT TWENTY-FIVE (25) OF 115 (One Hundred FIFTH Teen) EXHIBITS
OF MAY 04th Year 2002
BY Former City of New Bedford
PUBLIC Employee
John J. CRAPO, PRO SE

New Bedford Contributory Retirement System

February 25, 2002

Mr. John J. Crapo
P.O. Box 400151
Cambridge, MA 02140-0002

RE: Certified Mail Packet

Dear Mr. Crapo:

This letter is in regards to the certified mail packet that was received at our office on February 21, 2202. I feel that there may have been some confusion in your sending us this information., We do not have you listed in our system as having worked for the City Of New Bedford, and paying into the New Bedford Retirement System, nor is it clear why this information was sent to us. It appears that you are applying for Veteran's Benefits, something that the New Bedford Retirement system does not deal with. If you could please contact us at (508) 979-1538, so that we may clarify this matter, it would be greatly appreciated. Also. Please note that our address changed. The new address is listed on this letterhead.

Sincerely,

Karen S. Ouimet

Karen S. Ouimet
Administrative Assistant

Enclosure

700 Pleasant Street - 4th Floor - New Bedford, MA 02740 - Tel. (508) 979-1538 Fax (508) 979-1799

JJC / JJC

EXHIBIT TWENTY-SIX(26) OF 115 EXHIBITS
MAY 04 2002

MR JOHN J CRAPO.A.A..ABE —
PRO SE. NON L.L.B..NON JUR D. NON
M.S. IN S.S..NON AM IN HISTR.
NON M.S. IN PUB AFFAIRS. NON
L.P.N.. NON R.N.. NON PSYCHOLOGIST.
NON PRACTISING LCNSD CERT SCL
WORKR ("LCSW") ——————
PO BOX 400151
CAMBRIDGE MA 02140-0002

My Copy two(2)

VIA CERTIFIED MAIL
ARTICLE # 7001
1940 0001 5087
5965 RETURN
RECEIPT REQ-
UESTED PLEASE

February Seventeenth
(17th) Year TWO(02)
THOUSAND TWO
Feb 17 2002

SUPERIOR COURT
DEPARTMENT HON
COMMONWEALTH OF
MASSACHUSETTS
HON CLERK-MAGIST-
RATE FOR BRISTOL
CNTY HON MA
TRIAL COURT
NINE COURT STRET
TAUNTON MA 02780

ATTENTION PLEASE
HONOURABLE MR JUSTICE
JOHN A. TIERNEY, ESQ
JUSTICE OF THE HON
SUPERIOR COURT

Next PAGE PLEASE

JOHN J CRAPO TO HON SUPERIOR COURT BRISTOL CNTY Feb Seventeenth 2002
P. TWO OF Seven(07) Pages

DEAR MR/MRS/MISS JUSTICE TIERNEY
I WRITE IN MIDST OF EXCeedingly INCONVENIENT, TROUBLING AND THREAT ~~ENG~~ENING CIRCUMSTANCES I LIVE IN AN ATTIC - have One(01) ROOM - DO NOT have AIRCONDITIONING (NOT Permit TED) MY Shower Fails to WORK, MY BATHROOM SINK IS PLUGGED UP MY toilet Needs to BE PLUNGED it Needs to PRIMED to FLUSH it TOO - I've Very Serious ARTHRITIS AND I WEAR A CERVICAL COLLAR
MY MONTHLY RENT IS $1,050
MY STAT (OF MASSAChusetts) RETIRE MENT CHECK IS $821.96 -
I've SCHIZOPHRENIA, FATIGUE AND I AM A GLAUCOMA PATIENT
I'M HOMO SEXUAL. I'M DIVORCED
I AM SENDING A COPY THIS MY Letter to the City OF New BEDFORD BOARD OF RETIREMEN VIA Certified MAIL Return Receipt REQUESTED MAILPIECE # 7001 1940 0007 Please 5378 4695 Mr William W- CRAPO, ESQUIRE ON HIS DEATH

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EXHIBIT Twenty - Seven (27) of one Hundred Fifteen (115) EXHIBITS
MAY 04 2002

WAS NINETY-FIVE (95) YEARS OLD

I DO NOT HAVE A LIVING ROOM OR OTHER SUCH RECEPTION ROOM. NO ELEVATOR I'VE BURSITIS AND I'VE NO RAILING AT MY BATHTUB AND THE RAILING TO THE ATTIC MOST OF WAY IS ON ONE (01) SIDE.

MY FATHER'S DEATH RECORD I CONCERN MYSELF WITH CORRECTING, CLARIFYING, OR MODIFYING. I FAIL TO GET COOPERATION FROM MY FAMILY AND FRIENDS OF MY FATHER TO GET THE NEEDED DOCUMENTATION.

I'VE MANY TROUBLES AND MUCH OF THESE UNDERTAKINGS ARE UNPLEASANT TO ME.

YOU'LL REMEMBER I'VE HAD CONVERSATIONS WITH MY FAMILY WHO FAIL TO COOPERATE WITH MY UNDERTAKING TO GET THE RECORDS STRAIGHT

FIFHTEEN (15) EXHIBIT EXHIBIT Twenty-Eight (28) of one Hundred May 04th Year 2002

JOHN J CRAPO, Pro Se, AA, ABE
to Hon Bristol County Div Superior
Court of The Commonwealth of MASSA-
chusetts Feb 17 2002
P. FOUR(04) OF Seven(07) pages

YOU'LL NOTE THAT CONGRESSMAN JOHN ADAMS, ESQUIRE WAS APPOINTED TO THE SUPERIOR COURT OF JUDICATURE IN THE YEAR 1775. THE HONOURABLE COURT WAS LATER KNOWN AS THE HON SUPREME JUDICIAL COURT WHICH I NOTICED AS I WAS VERIFYING YOUR ADDRESS IN MY publication + Year 2000 A CURRENT BOOK WHICH HAS NAMES AND ADDRESSES OF BIOGRAPHIES OF VARIOUS JUDGES FAILS to HAVE YOU AS A LISTEE

TODAY I've BEEN LISTENING TO MY RADIO. MY TV IS BROKEN. I DO NOT HAVE VCR I DO NOT HAVE CAB-LE Television. 11:03AM (11AM) I HAD OCCASION TO hear (I'm only one WHO COULD Hear it) PREACHING AN illustrious MINISTER - WHO HAS A NEW BEDFORD AREA SOUNDING NAME. I HAD A JOB AT HARVARD UNIVERSITY's Dean Christoper COLUMBUS LANGDELL LAW SCHOOL LIBRARY

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FIFTHTEEN (115) EXHIBIT EXHIBIT Twenty-Nine (29) of one Hundred
May 04 2002

JJ CRAPO PRO SE . A.A., A.B.E
to HON BRISTOL CNTY DIV SUPERIOR
COURT February Sevendeenth 2002
PAGE FIVE (05) OF Seven (07) Page

FROM WHICH I WAS DISCHARGED. SOME-
ONE. AN "EMPLOYEE" SAID HE WAS
SOLELY PORTUGUESE SPEAKING. I SUG-
GESTED THE Speaker today AS SOME-
ONE (01) Who MIGHT Help With the
LANGUAGE TROUBLES I HAVE SO MANY
TROUBLES GETTING THINGS DONE AND
I Think WHY EVERY thing IS SO
HARD FOR ME TO DO-

THE CASE IN THE US DISTRICT
COURT FOR THE DISTRICT OF MASSA-
CHUSETTS IS Called "CRAPO VS
HARVARD UNIVERSITY" I DO NOT
ACCESS to HARVARD UNIVERSITY
LAW SCHOOL LIBRARY. MR LANGDELL
HAD SAME JOB I HAD - FROM WHICH
I WAS DISCHARGED

I HAVE ON MORE PROGRAMMING
NOW. I DO NOT UNDERSTAND THE
LANGUAGE BUT MR BUSH'S Name
IS MENTIONED ALONG WITH

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one Hundred

Exhibit Thirty (30) of
May 04th year 2002

JJC iii c
Fifteen Exhibits

J.J CRAPO. PRO SE, A.A., A BE, Pro Se
to HON ~~Dist~~ SUPERIOR COURT
BRISTOL CNTY DIV Feb 17 2002
PAGE SIX(06) OF Seven(07) pages

OTHER FAMILIAR SOUNDING NAMES

ENCLOSED I Call to YOUR ATTENTION VARIOUS EXHIBITS - Fifteen(15) IN ALL ALSO I've COOPERATED WITH YOU BY BY including a table OF CONTENTS OF THE EXHIBITS

THE STATION OWNER (2 PM) HAS BROADCASTED I'll hear "peaceFULL Gentle MUSIC..." the same which SAID OWNER (I haven't seen the title) SAID IS BROADCASTED DURING the Week.

PLEASE INClude this MATERIAL AND MY EXHIBITS AND COPY MY Letter of transmittal (this COPY WITH MY OTHER RECORDS YOU HAVE OF ME IN the HONOURABLE TRIAL COURT OF THIS COMMONWEALTH) TO THE HON CITY OF NEW Bedford BOARD OF RETIREMENT

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EXHIBIT thirty-one(31) OF one Hundred
May 04th year 2002
FIFTEEN(15) EXHIBITS
JJC
JJC

J.J. CRAPO, PRO SE TO HON
SUPERIOR COURT BRISTOL CNTY
February 17th 2002
PAGE Seven(07) of Seven(07) pages

A DIFFERENT ANNOUNCER 2:08 PM Exclaimed the STATION "OWNER" IS TRYING to Set A "MORE RELAXED PACE FOR OUR SOCIETY...

SINCERELY

John Jennings Crapo, Pro Se
John J. Crapo. NON LWYR

ENCLOSURES
CC WITH ENCLOSURES VIA CERTIFIED MAIL ~~TO~~ RETURN RECEIPT REQUESTED TO THE City OF NEW BEDFORD HONOURABLE BOARD OF RETIREMENT.

JJC/jjc
NOW 2:56 PM

EXHIBIT thirty-two(32) OF MA+04th Year 2002
One Hundred FIFTHTEEN(115) EXHIBITS
JJC/jjc

JOHN J CRAPO TO HON MR
JUSTICE TIERNEY, ESQUIRE

MY TABLE OF CONTENTS (COPIES)

DATED February 17th (Sunday) Year 2002

EXHIBITS

ONE(01) TO FOUR(04) REPORT OF ms/mr/mrs TIERNEY

FIVE(05) TO SIX(06) REPORT OF MR/MRS/MISS LARENCE

SEVEN(07) TO EIGHT(08) FLEET ENVELOPE ~~BACK SIDE OF REPORTS~~

~~NINE(09) INSERT DOWN~~

NINE(09) BACK OF REPORT

TEN(10) INSERT DOWN

ELEVEN (11) TO FIFTEEN (15) MBTA FEB 15 2002 STAT TREASURY THEFT AND WEDDING. AND DIVERS other News BOSTON HERALD FRIDAY FEBRUARY 2002 (Duplicate copies)

PAGE THIS MY table OF CONTENTS ALL PAGES BLANK ON REVERSE SIDE

JJC/jjc

EXHIBIT THIRTY-THREE (33) OF One Hundred -
MAY FOURTH (04TH) YEAR 2002
JJC/jjc
FIFTHTEEN Exhibits

EXHIBIT THIRTY-FOUR (34)
OF one Hundred FIFTHTEEN (115) EXHIBITS
MAY FOURTH (4th) Year 2002

STCKHLDR J.J. CRAPO, PRO
SE, NON MLA, NON PRACTSING
LCSW, NON RN, NON LPN
JJC/jjc



OXFORD
ILLUSTRATED HISTORY OF THE
BRITISH
MONARCHY
John Cannon & Ralph Griffiths

EXHIBIT THIRTY-FIVE(35) OF 115(One Hundred FIFTHTEEN) EXHIBITS MAY FOURTH (4th) Year 2002

BY STCKHLDR J.J. CRAPO, PRO SE, Non LLB
JJC / JJC



UPDATED EDITION
FULLY ILLUSTRATED THROUGHOUT IN COLOUR AND BLACK AND WHITE

OXFORD ILLUSTRATED HISTORY OF THE BRITISH MONARCHY

John Cannon & Ralph Griffiths

'a valuable and most readable work of scholarship and reference'

This is the most authoritative account of the British monarchy [illegible] published for the general reader. Written by [illegible] experts in their field, and containing over [illegible] the book spans from the Dark Ages through to the present day. The result is a vivid portrait not only of kings and queens but also of the monarchy as a political and social force.

'a sumptuously illustrated volume that like all good works of reference lends itself to browsing' *Sunday Telegr…*

'a swiftly moving but comprehensive narrative . . . lovely to look at, wonderfully helpful as a source of specific information, a delight to read straight through' *Books*

'An authoritative and unexpectedly compelling account . . . it is a scholarly yet accessible work . . . the sort of panoramic study which has something for everyone' *Financial Tim…*

'a monumental work . . . superbly produced' *Independent on Sunda…*

Front cover and spine illustrations: detail from *The Coronation of Queen Victoria, 28 June 1838* by Sir George Hayter (1792–1871). The Royal Collection © Her Majesty Queen Elizabeth II. Back cover photo: Universal Pictorial Press

Oxford Paperbacks
OXFORD UNIVERSITY PRESS
$26.50 RRP

ISBN 0-19-288073-X
9 780192 880734 >

EXHIBIT THIRTY-SIX (36) OF ONE HUNDRED FIFTHTEEN (115) EXHIBITS
STCKHOLDR J. J. CRAPO, PRO SE
JJC/JJC MAY 04th (Fourth) 2002

566, 575 covers Front + Back, 586-588-589

INDEX

INDIVIDUALS are entered under the names by which they are most commonly known, e.g. Disraeli, Benjamin, rather than Beaconsfield, earl of. Cross-references are provided where necessary. Peers are normally entered under their titles, e.g. Melbourne, William Lamb, Viscount. Entries in *italics* refer to the captions of illustrations. A complete list of illustrations can be found on pp. 693–8.

Aachen (Germany), *see* Aix-la-Chapelle
Abdication:
  George III considers, 511
  crisis of 1936, 602–5, 611, 629, 635
Aberconwy:
  abbey (Gwynedd), 143, 185
  peace of, 198
Aberdeen, 381, 460
Aberdeen, George Hamilton Gordon, earl of (1784–1860), prime minister, 559, 560
Abernethy (Tayside), 97, 117
Abingdon:
  abbey (Oxon.), *80*
  sword, *65*
Acadia (Nova Scotia), 499, 501
Acre, captured, 159
Adams, John (1735–1826), American ambassador, 511, 522
Addington, Henry, later Viscount Sidmouth (1757–1844), 528
Adeane, Sir Michael, Lord Stamfordham (1910–84), private secretary, 589
Adela (c.1064–1137), mother of Stephen, 138, 145
Adela of Louvain, queen of Henry I (d. 1151), 140
Adelaide of Saxe-Meiningen, queen of William IV (1792–1849), 546, 550
Aden, 618
Administration:
  pre-Conquest, 55–76
  Norman and Angevin, 131, 148–64
  Scottish, 168–9, 176
  Irish, 173, 175
  Welsh, 173, 175
  later Medieval, 257–65
  Tudor, 304–5, 311
Admiralty Arch (London), 639
Adomnán, Abbot, biographer (c.628–704), 22, 35, 62, 69
Ædan, king of Dalriada (d. 606), 20, 24, 26
Ælfgar, earl of Mercia (d. c.1062), 93, 142
Ælfgifu, daughter of Edward the Elder (*fl.* 920), 51
Ælfgifu, mother of Edgar (d. 944), 62
Ælfgifu of Northampton, wife of Cnut (*fl.* 1015–35), 83, 85, 140
Ælfheah, archbishop of Canterbury (954–1012), 164
Ælfhere, ealdorman of Mercia (d. 983), 73
Ælfric, Abbot (*fl.* 1006), 18, 30, 36
Ælfric, archbishop of York (d. 1051), *114*
Ælfthryth, queen of Edgar (c.945–1000), 2, 30, 48
Ælle, king of South Saxons (*fl.* 477–91), 8
Aeneas of Troy, legendary descent, 268
Æthelbald, king of Mercia (d. 757), *10*, *53*, *71*
Æthelbald, king of Wessex (d. 860), 44
Æthelberht, king of East Anglia (d. 794), 26
Æthelberht, king of Kent (c.560–616), 8, 10, *10*, 21, 24, 32, 34, 38, 43, 47
Æthelburg, queen of Edwin (*fl.* 625), 10, 47
Æthelflæd, sister of Edward the Elder (d. 918), *49*, 51, 73
Æthelings, 36, 38, 50, 103, 130, *134*, 135
Æthelred I, king of Wessex (d. 871), *80*
Æthelred II, king of Wessex (c.969–1016), *17*, 18, 43, 48, 66, 111, 152, 205
  weakness, 19, 30, 40
  law-giver, 33–4, 72, 164
  marriages, 44, 45, 49, *136*, 139, 140, 238
  Viking attacks, 46, 68, 149
  children, 17, 50, 51, 73, 84, 85, *134*, 135, 143
  reign, 74
  coinage, *74*
Æthelred of Mercia (d. 911), 51, 73
Æthelred (*fl.* 1003), 72
Æthelswith, queen of Mercia (d. c.888), *52*
Æthelwold, bishop of Winchester and Saint (c.908–84), 24, *24*, 62, 74
Æthelwulf, king of Wessex (d. 858), 27, 36, 50, 52, *65*
  marriage, 27, 44, 46, 47–8, 140
  buried Winchester, 656
Afghanistan, 566, 575
Aga Khan (1877–1957), 574
Agincourt, battle of (1415), 198, 256, 272, 449, 635
Ailesbury, Thomas Bruce, earl of (1656–1741), 427
Ailred of Rievaulx (c.1109–66), 139–40, 144
Aislabie, William (1670–1742), 469
Aix-la-Chapelle (Aachen):
  tomb of Charlemagne 40, 648
  peace (1668), 408
  peace (1748), *471*, 501
Alard, Gervase, admiral (*fl.* 1280), *207*
Alba, Scottish kingdom, 12
Albany, Alexander Stewart, duke of (c.1454–85), claimant to Scottish throne, 277
Albany, Murdoch Stewart, duke of (c.1362–1425), 263
Albany, Robert Stewart, duke of (c.1340–1420), 251, 263

Exhibit Thirty-Seven (37) of
ONE HUNDRED FIFTHTEEN (115) Exhibits
BY StkHLDR MAY 04th 2002
John J. CRAPO, Pro Se
BY City of New Bedford Consultant in
Genealogy

Australia in 1829 and New Zealand in 1839. The end of the Napoleonic Wars saw important additions, largely at the expense of the Dutch. The Cape of Good Hope was retained, Ceylon acquired, and the development of Singapore by private exploitation started in 1819.

At the accession of Victoria, in 1837, Canada was on the brink of rebellion. It had survived invasions from America during the war of 1812, but both Upper and Lower Canada had grown increasingly dissatisfied with the controls to which they were subject. The rebellions in 1837 were militarily of little consequence, but Melbourne's government sent out Lord Durham in 1838 as Governor-General and to report. His recommendations were to unite the two provinces and to grant responsible government, reserving important rights of foreign policy and land settlement to the imperial government. Responsible government was not in fact implemented immediately, but slowly became the practice, particularly under Lord Elgin as Governor-General. The rapid growth of population in Ontario upset the delicate balance between British- and French-speaking Canadians and led, in 1867, to the negotiation of Dominion status, on a federal basis, bringing in New Brunswick, Nova Scotia, and, later, Prince Edward Island. The role of the Governor-General was then close to that of the monarch in Britain, and the crown provided the formal and legal link between the two countries. In the event of constitutional disputes between the provinces and the federal government, the judicial committee of the British Privy Council was to be the final court of appeal. The original intention of establishing the new government as the kingdom of Canada was abandoned, partly to avoid provocation to the United States, and the term 'Dominion' adopted.

While these developments were taking place, there had been a transformatio[n] in the government of India, of even more consequence to the position of th[e] crown. The Seven Years War, though it decided the ultimate colonial comma[nd] in India, left the East India Company with a large region in Bengal, b[ut] comparatively isolated areas elsewhere. The next ninety years saw a stead[y] expansion of British power. Wellesley's Governor-Generalship saw the power o[f] Tipu Sultan in Mysore broken, and company authority extended into th[e] Carnatic, Tanjore, and Oudh. Further extensions under Hastings brought in mo[st] of the remaining territories, save for Punjab and Sindh in the north-west. Th[e] disaster of the ill-judged intervention in Afghanistan in 1839 and the subseque[nt] annihilation on the retreat from Kabul, was redeemed in 1849 by the annexatio[n] of the Punjab also. But the hold of the British over all their Indian territories w[as] threatened by the events of 1857, when for a time the ferocity of the outbu[rst] pushed British troops into isolated pockets struggling desperately to survi[ve]. Though the situation was redeemed, Company rule could not continue. In 18[58] formal sovereignty over British India was assumed by the crown, with t[he] Governor-General upgraded to the position of Viceroy. The queen watched t[he]

JJC / jjc

EXHIBIT THIRTY-EIGHT (38) OF
one Hundred FIFTHTEEN (115) EXHIBITS
BY STCKHLDR J.J. CRAPO
>>C|||C MAY 04 2002

1870s and to his successor as leader of the Tory party, Lord Salisbury. She kept up correspondence with the former after he had resigned in 1880 and in 1894 when she was angry with the Liberals for attacking the House of Lords she enquired from Salisbury, leader of the opposition, whether 'the Unionist party is fit for a dissolution *now*'. On the death of Gordon at Khartoum in 1885 she caused great embarrassment to Gladstone by sending an open telegram: 'to think that all this might have been prevented and many precious lives saved by earlier action is too frightful.' The fact that she was right did not make it easier for Gladstone to bear.

Nevertheless, there are serious reservations. In a reign of more than sixty years, a constitutional monarch is bound to win some skirmishes. Her dislike of Palmerston in the first half of her reign did very little to halt his political progress, and her deep detestation of Gladstone in the second half did not prevent him becoming prime minister four times and carrying on to the age of eighty-four. Her posture was essentially a defensive one: she could resist and protest and obstruct, but it was hard for her to initiate. Only the Public Worship Bill of 1874—to cleanse popish practices from the Anglican Church—was the result of her direct intervention. Even the veto on the employment of certain ministers could only work provided their colleagues were not unwilling to acquiesce. If the prime minister and cabinet were prepared to fight, she was well aware that, because she could not resign, her position was weak. In 1881 she was indignant that the draft queen's speech proposed to evacuate Afghanistan. Harcourt insisted that the speech was understood to be that of the ministers and only in the formal sense of the sovereign. She consulted Beaconsfield privately, who encouraged her to resist. But she had to give way. In 1895 a similar point emerged when Rosebery wished to include references to Welsh and Scottish disestablishment. Salisbury supported her right to withhold approval. But the queen's speech contained references just the same.

One of the best-known analyses of the Victorian constitution, by Walter Bagehot, offered the proposition that the dignified part of the constitution, the monarchy, disguised the efficient part, including prime minister and cabinet: 'A Republic has insinuated itself beneath the folds of a monarchy.' But Bagehot seriously underestimated the surviving influence of the crown in his own day: 'the Queen must sign her own death warrant if the two Houses unanimously send it up to her' is a *bon mot* rather than a sensible appraisal. One must remember that Bagehot's essays first appeared in 1865 when the queen had not recovered from her bereavement: hence she and the Prince of Wales are introduced, somewhat irreverently, as 'a retired widow and an unemployed youth'. Bagehot was hardly in a position to know how much influence the queen exerted. His famous aphorism, that a constitutional monarch has the right to be consulted, to encourage, and to warn, is a little too pat. The queen did not merely warn: she raged. Ministers would probably have added to Bagehot's list the right to harass

AS I labelled THIS "BORN FREE" WAS PLAYING
ON MY RADIO-turned ON SO ONLY STCKHLDR
COULD ENJOY IT 4:30 AM
MAY 04 STCKHLDR CRAPO

EXHIBIT THIRTY-NINE (39) OF
One Hundred FIFTHTEEN (115) EXHIBITS
BY STCKHLDR J.J. CRAPO

JJC / jjc MAY 04. 2002

BY STCKHLDR John CRAPO. PRO SE



TIGER SHOOTING, 1912. George V had paid a very successful visit to India in 1905 when Prince of Wal
and, as soon as he became king, decided to repeat it. There was a great coronation Durbar at Delh
after which he wrote: 'rather tired after wearing the Crown for 3½ hours, it hurt my head, as it is pretty
heavy.' But, for the king, the high spot was a fortnight's shooting. 'As probably this will be the last and
only time in my life when I shall get big game shooting of this kind, I naturally wish to have as many day
in Nepal as possible.' In his fortnight, he shot 21 tigers, 8 rhino, and one bear. This, he remarked, was a
record.

another dissolution, together with a private pledge from the king that after th election he would, if necessary, create enough peers to carry the bill. It wa presumed that, if Asquith and his colleagues resigned before the election, Balfour would not be willing to form a minority government. Knollys advised the king to give the pledges asked for, lest the monarchy, by refusing the advice of it ministers, be dragged into 'the vortex of our political controversies'. Bigge, th other secretary, tendered the opposite advice: the request was both unreason able and unconstitutional; there was no case for a contingent guarante whatever the ultimate outcome might be. Indeed, Asquith was on record that blank authority for an indefinite exercise of the royal prerogative' was a reques which no statesman should ask for nor any sovereign be expected to grant. If th promise was to be genuinely secret, it is not clear what advantage accrued t the Liberals from obtaining it. Nevertheless, Asquith and Lord Crewe, lead

EXHIBIT FORTY (40) OF ~~FIFTEEN~~ ONE HUNDRED FIFTEEN (115) EXHIBITS
MAY 04 th Year 2002 BY
StckHLDR John J. CRAPO Pro Se

THE PRIVATE SECRETARY

THE post of private secretary to the sovereign developed in the nineteenth century. In the early decades of George III's reign, the volume of business was comparatively small and the king wrote his own letters and minutes. But failing eyesight forced him in 1805 to seek assistance and he appointed a soldier, Sir Herbert Taylor, thus establishing a long military tradition. During the Regency, Taylor acted for Queen Charlotte, but was recalled by William IV and played an important intermediary role during the crisis over the Great Reform Act. Melbourne paid tribute to Taylor's influence: 'I don't believe the King could have carried it on without Taylor,' he told Victoria. 'Taylor was a very fair man; *upon my honour*, I don't see how it could have gone on; the King used to go and talk to Taylor, and Taylor softened matters.' Victoria had no private secretary for the first years of her reign. The services of Baroness Lehzen, her former governess, were eked out by Baron Stockmar, sent over specially by Leopold of the Belgians as constitutional adviser. After their marriage, Prince Albert acted increasingly as secretary, indeed, at times, almost as joint sovereign. General Charles Grey, son of the prime minister, performed the more routine secretarial duties. On Grey's death in 1870 Victoria appointed another soldier, Sir Henry Ponsonby. His letters, published by his son, indicate the pains he took to keep the queen in touch with public opinion. He was deeply concerned at the unpopularity which the queen's seclusion was bringing upon the monarchy: 'if she is neither the head of the executive, nor the fountain of honour, nor the centre of display, the royal dignity will sink to nothing at all.' Ponsonby suffered a stroke in 1895 and was replaced by Arthur Bigge, who had greatly impressed the queen when reporting the circumstances of the Prince Imperial's death in South Africa in 1879. For fifteen years, Bigge had acted as Ponsonby's assistant.

Edward VII, on succeeding to the throne, continued with his own secretary, Francis Knollys, and Bigge moved on to serve the heir to the throne. For three years from 1910, George V had two secretaries, Bigge and Knollys. It was not an easy arrangement and in the great constitutional crisis of the autumn of 1910, they offered conflicting advice. Knollys retired in 1913, leaving Bigge, ennobled as Lord Stamfordham, in undisputed charge until his death in 1931. His successor, Clive Wigram, had also served as assistant secretary. He was a soldier and a sportsman, and sprinkled his letters with sporting metaphors: 'my first Test match' was his description of the events leading to the National Government. 'It seems to take a good deal to make him understand things,' wrote Reith of the BBC loftily. Edward VIII appointed Alexander Hardinge, who had also served as Wigram's assistant. It fell to him, in the early days of his post, to address a candid warning to the new king that his relations with Mrs Simpson were causing great speculation. Hardinge continued in office under George VI, retiring in 1943 on grounds of health. His successors in office were Sir Alan Lascelles, Sir Michael Adeane, Sir Martin Charteris, and Sir Philip Moore. Secretaries of intelligence and long experience, such as Taylor, Ponsonby, and Bigge, were in a position to wield considerable constitutional influence, particularly in moments of crisis, when the advice of the politicians might be confused or at odds. There is no suggestion, however, that any of them aimed at, or were credited with, power behind the throne.



GEORGE V and Lord Stamfordham, his private secretary, in the grounds of Buckingham Palace, June 1918.

Exhibit Forty-One (41) of ~~MAY~~ 115 Exhibits of May Fourth (04) Year 2002 By Shareowner John J. Crapo Pro Se.

George V

The new king, George V, was a sailor by upbringing and temperament. On rising in the morning and retiring at night, he tapped the barometer. His speech was blunt and his voice loud. He had little taste for society and one of the charms of York Cottage at Sandringham, where he remained until the Queen Dowager died, was that its small size afforded splendid excuse to avoid entertaining. The two great recreations of his life were collecting stamps and shooting. Unlike his father, he was a crack shot and did not need to be fed with easy targets. He was ill at ease on public occasions with a deep dislike of ceremony: the state opening of Parliament in February 1911 he described as 'the most terrible ordeal I have ever gone through', though his speech was of course written by his ministers and the crowds lining the streets gave him a very friendly reception.

Like his predecessor as sailor king, William IV, he had not expected to find himself monarch. He had an elder brother, Albert Victor, known to the family as 'Eddy', and created duke of Clarence in 1890. There seems little doubt that Eddy's difficulties were physical in origin: his tutors reported him to be indolent and unenterprising. He served a spell at sea with his younger brother but in the

PRINCE GEORGE was sent to the naval training ship *Britannia* at Dartmouth in 1877 at the age of twelve. He was small and, as he later remarked, 'got a hiding time and again'. One fight made his nose bleed: 'it was the best blow I ever took, for the doctor forbade my fighting any more.'



JJC/JJC

EXHIBIT FORTY-TWO (42) OF one hundred FIFTEEN (115) EXHIBITS OF MAY 04th (Fourth) Year 2002

BY Shareholder John J CRAPO

JJC | JJC

that we are entitled to privileges that our fathers knew our situation would not admit us to enjoy, they have been arguing away our most essential rights. If there be any grievance, it does not consist in our being subject to the authority of parliament, but in our not having an actual representation in it. Were it possible for the colonies to have an equal representation in parliament, and were refused it upon proper application, I confess I should think it a grievance; but at present it seems to be allowed by all parties, to be impracticable, considering the colonies are distant from Great-Britain a thousand transmarine leagues. If that be the case, the right or privilege, that we complain of being deprived of, is not withheld by Britain, but the first principles of government, and the immutable laws of nature, render it impossible for us to enjoy it. . . . Allegiance and protection are reciprocal. It is our highest interest to continue a part of the British empire; and equally our duty to remain subject to the authority of parliament. Our own internal police may generally be regulated by our provincial legislatures, but in national concerns, or where our own assemblies do not answer the ends of government with respect to ourselves, the ordinance or interposition of the great council of the nation is necessary. In this case, the major must rule the minor. After many more centuries shall have rolled away, long after we, who are now bustling upon the stage of life, shall have been received to the bosom of mother earth, and our names are forgotten, the colonies may be so far increased as to have the balance of wealth, numbers and power, in their favour, the good of the empire make it necessary to fix the seat of government here; and some future George, equally the friend of mankind with him that now sways the British sceptre, may cross the Atlantic, and rule Great-Britain, by an American parliament.

DOCUMENT 8

JOHN ADAMS, NOVANGLUS, FEBRUARY 6, 1775

This was part of John Adams' answer to Daniel Leonard's letters "On my return from Congress," Adams recalled, "I found the Massachusetts Gazette *teeming with political speculations, and Massachusettensis shining like the moon among the lesser stars." He set to work at once to answer Leonard in his own series of letters, signing himself Novanglus. Adams here provides a forceful statement of the view many Americans had arrived at—that the authority of Parliament did not in any respect cross the ocean, and that the sole bond that united the colonists to Great Britain was a common loyalty to the crown. The remarks here quoted by Adams for the sake of refutation are all those of Daniel Leonard.*

February 6, 1775.

I agree, that "two supreme and independent authorities cannot exist in the same state," any more than two supreme beings in one universe; And, therefore, I contend, that our provincial legislatures are the only supreme authorities in our colonies. Parliament, notwithstanding this, may be allowed an authority supreme and sovereign over the ocean, which may be limited by the banks of the ocean, or the bounds of our charters; our charters give us no authority over the high seas. Parliament has our consent to assume a jurisdiction over them. And here is a line fairly drawn between the rights of Britain and the rights of the colonies, namely, the banks of the ocean, or low-water mark; the line of division between common law, and civil or maritime law. . . .

"If then, we are a part of the British empire, we must be subject to the supreme power of the state, which is vested in the estates in parliament."

EXHIBIT Forty-three (43) OF 115 EXHIBITS OF MAY 04th (Fourth) Year 2002 BY StockHLDR John J. CRAPO, Pro SE

these colonies, in time of peace, without the consent of the legislature of that colony in which the army is kept, is against law.

To these grievous acts and measures Americans cannot submit, but in hopes that their fellow subjects in Great-Britain will, on a revision of them, restore us to that state in which both countries found happiness and prosperity, we have for the present only resolved to pursue the following peaceable measures: . . . 1st. To enter into a non-importation, non-consumption, and non-exportation agreement or association. 2. To prepare an address to the people of Great-Britain, and a memorial to the inhabitants of British America, and 3. To prepare a loyal address to his Majesty; agreeable to resolutions already entered into.

DOCUMENT 7

DANIEL LEONARD, MASSACHUSETTENSIS, JANUARY 9, 1775

Daniel Leonard, who lived in Taunton, Massachusetts, and practiced law in Boston, was one of the wealthiest and most aristocratic barristers of his day. John Adams marveled at his gold lace and magnificent coach, in which, Adams said, not another lawyer in the entire province could presume to ride. Leonard was thoroughly Tory in his views. In 1774 the patriots, outraged at his espousal of the cause of the crown, drove him from his Taunton home to find refuge in Boston. There, between December 1774 and April 1775, Leonard published a series of weekly "Letters Addressed to the Inhabitants of the Province of Massachusetts Bay" *in the* Massachusetts Gazette, *in which, under the pen name of Massachusettensis, he argued the case for submission to the crown and warned of the dangers of rebellion. These letters constitute one of the ablest statements of the Loyalist case by an American.*

January 9, 1775

The security of the people from internal rapacity and violence, and from foreign invasion, is the end and design of government. The simple forms of government are monarchy, aristocracy and democracy, that is, where the authority of the state is vested in one, a few, or the many. Each of these species of government has advantages peculiar to itself, and would answer the ends of government, where the persons intrusted with the authority of the state, always guided themselves by unerring wisdom and public virtue; but rulers are not always exempt from the weakness and depravity which make government necessary to society. Thus monarchy is apt to rush headlong into tyranny, aristocracy to beget faction and multiplied usurpations, and democracy to degenerate into tumult, violence and anarchy. A government formed upon these three principles in due proportion, is the best calculated to answer the ends of government, and to endure. Such a government is the British constitution, consisting of King, Lords and Commons, which at once includes the principal excellencies, and excludes the principal defects of the other kinds of government. It is allowed, both by Englishmen and foreigners to be the most perfect system that the wisdom of ages has produced. The distributions of power are so just, and the proportions so exact, as at once to support and controul each other. An Englishman glories in being subject to, and protected by, such a government. The colonies are a part of the British empire. The best writers upon the law of nations, tell us, that when a nation takes possession of a distant country, and settles there, that country though separated from the principal establishment, or mother country, naturally becomes a part of the state, equal with its ancient possessions. Two supreme or independent authorities cannot exist in the same state. It would be what is called *imperium in imperio*, the height of political absurdity. The analogy between the political and human bodies is great. Two independent authorities in a state would be like two distinct principles of volition and action in the human body, dissenting, opposing and destroying each other. If then we are a part of the British

EXHIBIT FORTY-FOUR (44) OF
ONE Hundred FIFTHTEEN (115)
EXHIBITS

1929—Fred A. Shannon, *The Organization and Administration of the Union Army, 1861-65*
1930—Claude H. Van Tyne, *The War of Independence*
1931—Bernadotte E. Schmitt, *The Coming of the War, 1914*
1932—Gen. John J. Pershing, *My Experiences in the World War*
1933—Frederick J. Turner, *The Significance of Sections in American History*
1934—Herbert Agar, *The People's Choice*
1935—Charles McLean Andrews, *The Colonial Period of American History*
1936—Andrew C. McLaughlin, *The Constitutional History of the United States*
1937—Van Wyck Brooks, *The Flowering of New England*
1938—Paul Herman Buck, *The Road to Reunion, 1865-1900*
1939—Frank Luther Mott, *A History of American Magazines*
1940—Carl Sandburg, *Abraham Lincoln: The War Years*
1941—Marcus Lee Hansen, *The Atlantic Migration, 1607-1860*
1942—Margaret Leech, *Reveille in Washington*
1943—Esther Forbes, *Paul Revere and the World He Lived In*
1944—Merle Curti, *The Growth of American Thought*
1945—Stephen Bonsal, *Unfinished Business*
1946—Arthur M. Schlesinger Jr., *The Age of Jackson*
1947—James Phinney Baxter 3d, *Scientists Against Time*
1948—Bernard De Voto, *Across the Wide Missouri*
1949—Roy F. Nichols, *The Disruption of American Democracy*
1950—O. W. Larkin, *Art and Life in America*
1951—R. Carlyle Buley, *The Old Northwest: Pioneer Period 1815-1840*
1952—Oscar Handlin, *The Uprooted*
1953—George Dangerfield, *The Era of Good Feelings*
1954—Bruce Catton, *A Stillness at Appomattox*
1955—Paul Horgan, *Great River: The Rio Grande in North American History*
1956—Richard Hofstadter, *The Age of Reform*
1957—George F. Kennan, *Russia Leaves the War*
1958—Bray Hammond, *Banks and Politics in America—From the Revolution to the Civil War*
1959—Leonard D. White and Jean Schneider, *The Republican Era: 1869-1901*
1960—Margaret Leech, *In the Days of McKinley*
1961—Herbert Feis, *Between War and Peace: The Potsdam Conference*
1962—Lawrence H. Gibson, *The Triumphant Empire: Thunderclouds Gather in the West*
1963—Constance McLaughlin Green, *Washington: Village and Capital, 1800-1878*
1964—Sumner Chilton Powell, *Puritan Village: The Formation of a New England Town*
1965—Irwin Unger, *The Greenback Era*
1966—Perry Miller, *Life of the Mind in America*
1967—William H. Goetzmann, *Exploration and Empire: The Explorer and Scientist in the Winning of the American West*
1968—Bernard Bailyn, *The Ideological Origins of the American Revolution*
1969—Leonard W. Levy, *Origin of the Fifth Amendment*
1970—Dean Acheson, *Present at the Creation: My Years in the State Department*
1971—James McGregor Burns, *Roosevelt: The Soldier of Freedom*
1972—Carl N. Degler, *Neither Black nor White*
1973—Michael Kammen, *People of Paradox: An Inquiry Concerning the Origins of American Civilization*
1974—Daniel J. Boorstin, *The Americans: The Democratic Experience*
1975—Dumas Malone, *Jefferson and His Time*
1976—Paul Horgan, *Lamy of Santa Fe*
1977—David M. Potter, *The Impending Crisis*
1978—Alfred D. Chandler Jr., *The Visible Hand: The Managerial Revolution in American Business*
1979—Don E. Fehrenbacher, *The Dred Scott Case: Its Significance in American Law and Politics*
1980—Leon F. Litwack, *Been in the Storm So Long*
1981—Lawrence A. Cremin, *American Education: The National Experience, 1783-1876*
1982—C. Vann Woodward, ed., *Mary Chesnut's Civil War*
1983—Rhys L. Issac, *The Transformation of Virginia, 1740-1790*
1985—Thomas K. McCraw, *Prophets of Regulation*
1986—Walter A. McDougall, *The Heavens and the Earth*
1987—Bernard Bailyn, *Voyagers to the West*
1988—Robert V. Bruce, *The Launching of Modern American Science, 1846-1876*
1989—Taylor Branch, *Parting the Waters: America in the King Years, 1954-63*, and James M. McPherson, *Battle Cry of Freedom: The Civil War Era*
1990—Stanley Karnow, *In Our Image: America's Empire in the Philippines*
1991—Laurel Thatcher Ulrich, *A Midwife's Tale: The Life of Martha Ballard, based on her diary, 1785-1812*
1992—Mark E. Neely Jr., *The Fate of Liberty: Abraham Lincoln and Civil Liberties*
1993—Gordon S. Wood, *The Radicalism of the American Revolution*
1995—Doris Kearns Goodwin, *No Ordinary Time: Franklin and Eleanor Roosevelt: The Home Front in World War II*
1996—Alan Taylor, *William Cooper's Town: Power and Persuasion on the Frontier of the Early American Republic*
1997—Jack N. Rakove, *Original Meanings: Politics and Ideas in the Making of the Constitution*
1998—Edward J. Larson, *Summer for the Gods: The Scopes Trial and America's Continuing Debate Over Science and Religion*
1999—Edwin G. Burrows and Mike Wallace, *Gotham: A History of New York City to 1898*
2000—David M. Kennedy, *Freedom From Fear: The American People in Depression and War, 1929-1945*
2001—Joseph J. Ellis, *Founding Brothers: The Revolutionary Generation*

Biography or Autobiography

1917—Laura E. Richards and Maude Howe Elliott, assisted by Florence Howe Hall, *Julia Ward Howe*
1918—William Cabell Bruce, *Benjamin Franklin, Self-Revealed*
1919—Henry Adams, *The Education of Henry Adams*
1920—Albert J. Beveridge, *The Life of John Marshall*
1921—Edward Bok, *The Americanization of Edward Bok*
1922—Hamlin Garland, *A Daughter of the Middle Border*
1923—Burton J. Hendrick, *The Life and Letters of Walter H. Page*
1924—Michael Pupin, *From Immigrant to Inventor*
1925—M. A. DeWolfe Howe, *Barrett Wendell and His Letters*
1926—Harvey Cushing, *Life of Sir William Osler*
1927—Emory Holloway, *Whitman: An Interpretation in Narrative*
1928—Charles Edward Russell, *The American Orchestra and Theodore Thomas*
1929—Burton J. Hendrick, *The Training of an American: The Earlier Life and Letters of Walter H. Page*
1930—Marquis James, *The Raven* (Sam Houston)
1931—Henry James, *Charles W. Eliot*
1932—Henry F. Pringle, *Theodore Roosevelt*
1933—Allan Nevins, *Grover Cleveland*
1934—Tyler Dennett, *John Hay*
1935—Douglas Southall Freeman, *R. E. Lee*
1936—Ralph Barton Perry, *The Thought and Character of William James*
1937—Allan Nevins, *Hamilton Fish: The Inner History of the Grant Administration*
1938—Divided between Odell Shepard, *Pedlar's Progress* (Bronson Alcott) and Marquis James, *Andrew Jackson*
1939—Carl Van Doren, *Benjamin Franklin*
1940—Ray Stannard Baker, *Woodrow Wilson, Life and Letters*
1941—Ola Elizabeth Winslow, *Jonathan Edwards*
1942—Forrest Wilson, *Crusader in Crinoline* (Harriet Beecher Stowe)
1943—Samuel Eliot Morison, *Admiral of the Ocean Sea* (Christopher Columbus)
1944—Carleton Mabee, *The American Leonardo: The Life of Samuel F. B. Morse*
1945—Russell Blaine Nye, *George Bancroft: Brahmin Rebel*
1946—Linny Marsh Wolfe, *Son of the Wilderness* (John Muir)
1947—William Allen White, *Autobiography of William Allen White*
1948—Margaret Clapp, *Forgotten First Citizen: John Bigelow*
1949—Robert E. Sherwood, *Roosevelt and Hopkins*
1950—Samuel Flagg Bemis, *John Quincy Adams and the Foundations of American Foreign Policy*
1951—Margaret Louise Coit, *John C. Calhoun: American Portrait*
1952—Merlo J. Pusey, *Charles Evans Hughes*
1953—David J. Mays, *Edmund Pendleton, 1721-1803*
1954—Charles A. Lindbergh, *The Spirit of St. Louis*
1955—William S. White, *The Taft Story*
1956—Talbot F. Hamlin, *Benjamin Henry Latrobe*
1957—John F. Kennedy, *Profiles in Courage*
1958—Douglas Southall Freeman (Vols. I-VI) and John Alexander Carroll and Mary Wells Ashworth (Vol. VII), *George Washington*
1959—Arthur Walworth, *Woodrow Wilson: American Prophet*
1960—Samuel Eliot Morison, *John Paul Jones*
1961—David Donald, *Charles Sumner and the Coming of the Civil War*
1963—Leon Edel, *Henry James: Vols. 2-3*
1964—Walter Jackson Bate, *John Keats*
1965—Ernest Samuels, *Henry Adams*
1966—Arthur M. Schlesinger Jr., *A Thousand Days*
1967—Justin Kaplan, *Mr. Clemens and Mark Twain*
1968—George F. Kennan, *Memoirs (1925-1950)*
1969—B. L. Reid, *The Man From New York: John Quinn and His Friends*
1970—T. Harry Williams, *Huey Long*
1971—Lawrence Thompson, *Robert Frost: The Years of Triumph, 1915-1938*
1972—Joseph P. Lash, *Eleanor and Franklin*

—W. A. Swanberg, *Luce and His Empire*
—Louis Sheaffer, *O'Neill, Son and Artist*
—Robert A. Caro, *The Power Broker: Robert Moses and the Fall of New York*
—R.W.B. Lewis, *Edith Wharton: A Biography*
—John E. Mack, *A Prince of Our Disorder: The Life of T. E. Lawrence*
—Walter Jackson Bate, *Samuel Johnson*
—Leonard Baker, *Days of Sorrow and Pain: Leo Baeck and the Berlin Jews*
—Edmund Morris, *The Rise of Theodore Roosevelt*
—Robert K. Massie, *Peter the Great: His Life and World*
—William S. McFeely, *Grant: A Biography*
—Russell Baker, *Growing Up*
—Louis R. Harlan, *Booker T. Washington*
—Kenneth Silverman, *The Life and Times of Cotton Mather*
—Elizabeth Frank, *Louise Bogan: A Portrait*
—David J. Garrow, *Bearing the Cross: Martin Luther King Jr. and the Southern Christian Leadership Conference*
—David Herbert Donald, *Look Homeward: A Life of Thomas Wolfe*
—Richard Ellmann, *Oscar Wilde*
—Sebastian de Grazia, *Machiavelli in Hell*
—Steven Naifeh and Gregory White Smith, *Jackson Pollock: An American Saga*
—Lewis B. Puller Jr., *Fortunate Son: The Healing of a Vietnam Vet*
—David McCullough, *Truman*
—David Levering Lewis, *W.E.B. DuBois: Biography of a Race, 1868-1919*
—Joan D. Hedrick, *Harriet Beecher Stowe: A Life*
—Jack Miles, *God: A Biography*
—Frank McCourt, *Angela's Ashes: A Memoir*
—Katharine Graham, *Personal History*
—A. Scott Berg, *Lindbergh*
—Stacy Schiff, *Véra (Mrs. Vladimir Nabokov)*
—David Levering Lewis, *W.E.B. Du Bois: The Fight for Equality and the American Century, 1919-1963*

American Poetry

Before 1922, awards were funded by the Poetry Society: —*Love Songs*, by Sara Teasdale; 1919—*Old Road to Paradise*, by Margaret Widdemer; *Corn Huskers*, by Carl Sandburg.
—Edwin Arlington Robinson, *Collected Poems*
—Edna St. Vincent Millay, *The Ballad of the Harp-Weaver; A Few Figs From Thistles*; other works
—Robert Frost, *New Hampshire: A Poem With Notes and Grace Notes*
—Edwin Arlington Robinson, *The Man Who Died Twice*
—Amy Lowell, *What's O'Clock*
—Leonora Speyer, *Fiddler's Farewell*
—Edwin Arlington Robinson, *Tristram*
—Stephen Vincent Benet, *John Brown's Body*
—Conrad Aiken, *Selected Poems*
—Robert Frost, *Collected Poems*
—George Dillon, *The Flowering Stone*
—Archibald MacLeish, *Conquistador*
—Robert Hillyer, *Collected Verse*
—Audrey Wurdemann, *Bright Ambush*
—Robert P. Tristram Coffin, *Strange Holiness*
—Robert Frost, *A Further Range*
—Marya Zaturenska, *Cold Morning Sky*
—John Gould Fletcher, *Selected Poems*
—Mark Van Doren, *Collected Poems*
—Leonard Bacon, *Sunderland Capture*
—William Rose Benet, *The Dust Which Is God*
—Robert Frost, *A Witness Tree*
—Stephen Vincent Benet, *Western Star*
—Karl Shapiro, *V-Letter and Other Poems*
—Robert Lowell, *Lord Weary's Castle*
—W. H. Auden, *The Age of Anxiety*
—Peter Viereck, *Terror and Decorum*
—Gwendolyn Brooks, *Annie Allen*
—Carl Sandburg, *Complete Poems*
—Marianne Moore, *Collected Poems*
—Archibald MacLeish, *Collected Poems*
—Theodore Roethke, *The Waking*
—Wallace Stevens, *Collected Poems*
—Elizabeth Bishop, *Poems, North and South*
—Richard Wilbur, *Things of This World*
—Robert Penn Warren, *Promises: Poems 1954-1956*
—Stanley Kunitz, *Selected Poems 1928-1958*
—W. D. Snodgrass, *Heart's Needle*
—Phyllis McGinley, *Times Three: Selected Verse From Three Decades*
—Alan Dugan, *Poems*
—William Carlos Williams, *Pictures From Breughel*
—Louis Simpson, *At the End of the Open Road*
—John Berryman, *77 Dream Songs*
—Richard Eberhart, *Selected Poems*
1967—Anne Sexton, *Live or Die*
1968—Anthony Hecht, *The Hard Hours*
1969—George Oppen, *Of Being Numerous*
1970—Richard Howard, *Untitled Subjects*
1971—William S. Merwin, *The Carrier of Ladders*
1972—James Wright, *Collected Poems*
1973—Maxine Winokur Kumin, *Up Country*
1974—Robert Lowell, *The Dolphin*
1975—Gary Snyder, *Turtle Island*
1976—John Ashbery, *Self-Portrait in a Convex Mirror*
1977—James Merrill, *Divine Comedies*
1978—Howard Nemerov, *Collected Poems*
1979—Robert Penn Warren, *Now and Then: Poems 1976-1978*
1980—Donald Justice, *Selected Poems*
1981—James Schuyler, *The Morning of the Poem*
1982—Sylvia Plath, *The Collected Poems*
1983—Galway Kinnell, *Selected Poems*
1984—Mary Oliver, *American Primitive*
1985—Carolyn Kizer, *Yin*
1986—Henry Taylor, *The Flying Change*
1987—Rita Dove, *Thomas and Beulah*
1988—William Meredith, *Partial Accounts: New and Selected Poems*
1989—Richard Wilbur, *New and Collected Poems*
1990—Charles Simic, *The World Doesn't End*
1991—Mona Van Duyn, *Near Changes*
1992—James Tate, *Selected Poems*
1993—Louise Glück, *The Wild Iris*
1994—Yusef Komunyakaa, *Neon Vernacular*
1995—Philip Levine, *The Simple Truth*
1996—Jorie Graham, *The Dream of the Unified Field*
1997—Lisel Mueller, *Alive Together: New and Selected Poems*
1998—Charles Wright, *Black Zodiac*
1999—Mark Strand, *Blizzard of One*
2000—C. K. Williams, *Repair*
2001—Stephen Dunn, *Different Hours*

< 6

General Nonfiction

1962—Theodore H. White, *The Making of the President 1960*
1963—Barbara W. Tuchman, *The Guns of August*
1964—Richard Hofstadter, *Anti-Intellectualism in American Life*
1965—Howard Mumford Jones, *O Strange New World*
1966—Edwin Way Teale, *Wandering Through Winter*
1967—David Brion Davis, *The Problem of Slavery in Western Culture*
1968—Will and Ariel Durant, *Rousseau and Revolution*
1969—Norman Mailer, *The Armies of the Night*; Rene Jules Dubos, *So Human an Animal: How We Are Shaped by Surroundings and Events*
1970—Eric H. Erikson, *Gandhi's Truth*
1971—John Toland, *The Rising Sun*
1972—Barbara W. Tuchman, *Stilwell and the American Experience in China, 1911-1945*
1973—Frances FitzGerald, *Fire in the Lake: The Vietnamese and the Americans in Vietnam*; Robert Coles, *Children of Crisis*, Volumes II & III
1974—Ernest Becker, *The Denial of Death*
1975—Annie Dillard, *Pilgrim at Tinker Creek*
1976—Robert N. Butler, *Why Survive? Being Old in America*
1977—William W. Warner, *Beautiful Swimmers*
1978—Carl Sagan, *The Dragons of Eden*
1979—Edward O. Wilson, *On Human Nature*
1980—Douglas R. Hofstadter, *Gödel, Escher, Bach: An Eternal Golden Braid*
1981—Carl E. Schorske, *Fin-de-Siecle Vienna: Politics and Culture*
1982—Tracy Kidder, *The Soul of a New Machine*
1983—Susan Sheehan, *Is There No Place on Earth for Me?*
1984—Paul Starr, *Social Transformation of American Medicine*
1985—Studs Terkel, *The Good War*
1986—Joseph Lelyveld, *Move Your Shadow*; J. Anthony Lukas, *Common Ground*
1987—David K. Shipler, *Arab and Jew*
1988—Richard Rhodes, *The Making of the Atomic Bomb*
1989—Neil Sheehan, *A Bright Shining Lie: John Paul Vann and America in Vietnam*
1990—Dale Maharidge and Michael Williamson, *And Their Children After Them*
1991—Bert Holldobler and Edward O. Wilson, *The Ants*
1992—Daniel Yergin, *The Prize: The Epic Quest for Oil*
1993—Garry Wills, *Lincoln at Gettysburg*
1994—David Remnick, *Lenin's Tomb: The Last Days of the Soviet Empire*
1995—Jonathan Weiner, *The Beak of the Finch: A Story of Evolution in Our Time*
1996—Tina Rosenberg, *The Haunted Land: Facing Europe's Ghosts After Communism*
1997—Richard Kluger, *Ashes to Ashes: America's Hundred-Year Cigarette War, the Public Health, and the Unabashed Triumph of Philip Morris*
1998—Jared Diamond, *Guns, Germs, and Steel: The Fates of Human Societies*

BY IDA STCKHLDR J.J.
PRO SE

CRAPO.
JJC/jjc

Exhibit Forty-Five (45) OF ONE Hundred FIFTEEN (115) EXHIBITS
May 04 2002 JJC/jjc

John Paul Jones, 1747-92, (U.S.) commanded Bonhomme Richard in victory over Serapis, Amer. Rev., 1779.
Stephen Kearny, 1794-1848, (U.S.) headed Army of the West in Mexican War.
Albert Kesselring, 1885-1960 (Ger.) field marshal who led the defense of Italy in WW2.
Ernest J. King, 1878-1956, (U.S.) key WW2 naval strategist.
Horatio H. Kitchener, 1850-1916, (Br.) led forces in Boer War; victorious at Khartoum; organized army in WW1.
Henry Knox, 1750-1806, (U.S.) general in Amer. Rev.; first sec. of war under U.S. Constitution.
Lavrenti Kornilov, 1870-1918, (Russ.) commander-in-chief, 1917; led counter-revolutionary march on Petrograd.
Thaddeus Kosciusko, 1746-1817, (Pol.) aided Amer. Rev.
-alter Krueger, 1881-1967, (U.S.) led Sixth Army in WW2 in Southwest Pacific.
-ikhail Kutuzov, 1745-1813, (Russ.) fought French at Borodino, Napoleonic Wars, 1812; abandoned Moscow; forced French retreat.
Marquis de Lafayette, 1757-1834, (Fr.) fought in, secured French aid for Amer. Rev.
T(homas) E. Lawrence (of Arabia), 1888-1935, (Br.) organized revolt of Arabs against Turks in WW1.
Henry (Light-Horse Harry) Lee, 1756-1818, (U.S.) cavalry officer in Amer. Rev.
Robert E. Lee, 1807-70, (U.S.) Confed. general defeated at Gettysburg, Civil War; surrendered to Grant, 1865.
Curtis LeMay, 1906-90, (U.S.) Air Force commander in WW2, Korean War, and Vietnam War.
Lyman Lemnitzer, 1899-1988, (U.S.) WW2 hero, later general, chairman of Joint Chiefs of Staff.
James Longstreet, 1821-1904, (U.S.) aided Lee at Gettysburg, Civil War.
Maurice, Count of Nassau, 1567-1625, (Dutch) military innovator; led forces in Thirty Years' War.
-ouglas MacArthur, 1880-1964, (U.S.) commanded forces in SW Pacific in WW2; headed occupation forces in Japan, 1945-51; UN commander in Korean War.
-rich von Manstein, 1887-1973, (Ger.) served WW1–2, planned inv. of France (1940), convicted of war crimes.
-arl Gustaf Mannerheim, 1867-1951, (Finn.) army officer and pres. of Finland 1944-46.
-rancis Marion, 1733-95, (U.S.) led guerrilla actions in South Carolina during Amer. Rev.
-uke of Marlborough, 1650-1722, (Br.) led forces against Louis XIV in War of the Spanish Succession.
George C. Marshall, 1880-1959, (U.S.) chief of staff in WW2; authored Marshall Plan.
George B. McClellan, 1826-85, (U.S.) Union general, commanded Army of the Potomac, 1861-62, Civil War.
George Meade, 1815-72, (U.S.) commanded Union forces at Gettysburg, Civil War.
Billy Mitchell, 1879-1936, (U.S.) WW1 air-power advocate; court-martialed for insubordination, later vindicated.
Helmuth von Moltke, 1800-91, (Ger.) victorious in Austro-Prussian, Franco-Prussian wars.
Louis de Montcalm, 1712-59, (Fr.) headed troops in Canada, French and Indian War; defeated at Quebec, 1759.
Bernard Law Montgomery, 1887-1976, (Br.) stopped German offensive at Alamein, 1942, WW2; helped plan Normandy.
Daniel Morgan, 1736-1802, (U.S.) victorious at Cowpens, 1781, Amer. Rev.
Louis Mountbatten, 1900-79, (Br.) Supreme Allied Commander of SE Asia, 1943-46, WW2.
Joachim Murat, 1767-1815, (Fr.) led cavalry at Marengo, Austerlitz, and Jena, Napoleonic Wars.
Horatio Nelson, 1758-1805, (Br.) naval commander [illegible] French fleet at Trafalgar.
Michel Ney, 1769-1815, (Fr.) commanded [illegible] Aust., Russ., Napoleonic Wars; defeated at Wa[illegible]
Chester Nimitz, 1885-1966, (U.S.) commander [illegible] in Pacific in WW2.
George S. Patton, 1885-1945, (U.S.) led assault [illegible] Third Army invasion of Europe, WW2.
Oliver Perry, 1785-1819, (U.S.) won Battle of Lake [illegible] of 1812.
John Pershing, 1860-1948, (U.S.) commanded [illegible] campaign, 1916, Amer. Expeditionary Force, WW1.
Henri Philippe Pétain, 1856-1951, (Fr.) defended [illegible] 1916; headed Vichy government in WW2.
George E. Pickett, 1825-75, (U.S.) Confed. general [illegible] "charge" at Gettysburg, Civil War.
Charles Portal, 1893-1971, (Br.) chief of staff, Royal [illegible] 1940-45, led in Battle of Britain.
Hyman Rickover, 1900-86, (U.S.) father of nuclear [illegible]
Matthew Bunker Ridgway, 1895-1993, (U.S.) [illegible] Allied ground forces in Korean War.
Erwin Rommel, 1891-1944, (Ger.) headed Afrika Korps [illegible]
Gerd von Rundstedt, 1875-1953, (Ger.) supreme [illegible] in West, 1942-45, WW2.
Aleksandr Samsonov, 1859-1914, (Russ.) led [illegible] Prussia, WW1, defeated at Tannenberg, 1914.
Winfield Scott, 1786-1866, (U.S.) hero of War of 1812 [illegible] forces in Mexican War, took Mexico City.
Philip Sheridan, 1831-88, (U.S.) Union cavalry officer [illegible] Army of the Shenandoah, 1864-65, Civil War.
William T. Sherman, 1820-91, (U.S.) Union general [illegible] Atlanta during "march to the sea," 1864, Civil War.
Carl Spaatz, 1891-1974, (U.S.) directed strategic [illegible] against Germany, later Japan, in WW2.
Raymond Spruance, 1886-1969, (U.S.) victorious at [illegible] Island, 1942, WW2.
Joseph W. Stilwell, 1883-1946, (U.S.) headed forces [illegible] China, Burma, India theater in WW2.
J.E.B. Stuart, 1833-64, (U.S.) Confed. cavalry commander [illegible] War.
Aleksandr Suvorov, 1729-1800, (Rus.) commanded [illegible] sian and Austrian armies against Ottoman Turks [illegible] Turkish War.
George H. Thomas, 1816-70, (U.S.) saved Union army [illegible] tanooga, 1863; won at Nashville, 1864, Civil War.
Semyon Timoshenko, 1895-1970, (USSR) defended [illegible] Stalingrad, WW2; led winter offensive, 1942-43.
Alfred von Tirpitz, 1849-1930, (Ger.) responsible for [illegible] blockade in WW1.
Sebastien Le Prestre de Vauban, 1633-1707, (Fr.) [illegible] military engineer and theorist.
Jonathan M. Wainwright, 1883-1953, (U.S.) forced to [illegible] der on Corregidor, 1942, WW2.
George Washington, 1732-99, (U.S.) led Continental [illegible] 1775-83, Amer. Rev.
Archibald Wavell, 1883-1950, (Br.) commanded forces in [illegible] E Africa, and SE Asia in WW2.
Anthony Wayne, 1745-96, (U.S.) captured Stony Point [illegible] Amer. Rev.
Duke of Wellington, 1769-1852, (Br.) defeated Napoleon [illegible] Waterloo, 1815.
James Wolfe, 1727-59, (Br.) captured Quebec from French [illegible] 1759, French and Indian War.
Isoroku Yamamoto, 1884-1943, (Jpn.) com. in chief of Japanese fleet and naval planner before and during WW2.
Georgi Zhukov, 1895-1974, (Russ.) defended Moscow, [illegible] led assault on Berlin, 1945, WW2.

Philosophers and Religious Figures of the Past

For other Greeks and Romans, see Historical Figures chapter.

Lyman Abbott, 1835-1922, (U.S.) clergyman, reformer; advocate of Christian Socialism.
Pierre Abelard, 1079-1142, (Fr.) philosopher, theologian, teacher; used dialectic method to support Christian beliefs.
Mortimer Adler, 1902-2001, (U.S.) philosopher, helped create "Great Books" program.
Felix Adler, 1851-1933, (U.S.) German-born founder of the Ethical Culture Society.
(St.) Anselm, c1033-1109, (It.) philosopher-theologian, church leader; "ontological argument" for God's existence.
(St.) Thomas Aquinas, 1225-74, (It.) preeminent medieval philosopher-theologian; *Summa Theologica*.
Aristotle, 384-322 BC, (Gr.) pioneering wide-ranging philosopher, logician, ethician, naturalist.
(St.) Augustine, 354-430, (N Africa) philosopher, theologian, bishop; *Confessions, City of God, On the Trinity*.
J. L. Austin, 1911-60, (Br.) ordinary-language philosopher.
Averroes (Ibn Rushd), 1126-98, (Sp.) Islamic philosopher, physician.
Avicenna (Ibn Sina), 980-1037, (Iran.) Islamic philosopher, [illegible] entist.
A(lfred) J(ules) Ayer, 1910-89, (Br.) philosopher; logical positivist; *Language, Truth, and Logic*.
Roger Bacon, c1214-94, (Eng.) philosopher and scientist.
Bahaullah (Mirza Husayn Ali), 1817-92, (Pers.) founder of Baha'i faith.
Karl Barth, 1886-1968, (Swiss) theologian; a leading force in 20th-cent. Protestantism.
Thomas à Becket, 1118-70, (Eng.) archbishop of Canterbury, opposed Henry II; murdered by King's men.
(St.) Benedict, c480-547, (It.) founded the Benedictines.
Jeremy Bentham, 1748-1832, (Br.) philosopher, reformer, enunciated utilitarianism.
Henri Bergson, 1859-1941, (Fr.) philosopher of evolution.
George Berkeley, 1685-1753, (Ir.) idealist philosopher, churchman.
John Biddle, 1615-62, (Eng.) founder of English Unitarianism.
Jakob Boehme, 1575-1624, (Ger.) theosophist and mystic.

[illegible] Bonhoeffer, 1906-1945 (Ger.) Lutheran theologian, executed as opponent of Nazis.
[illegible] Brewster, 1567-1644, (Eng.) headed Pilgrims.
[illegible], 1889-1966, (Swiss) Protestant theologian.
[illegible] Bruno, 1548-1600, (It.) philosopher, pantheist.
[illegible], 1878-1965, (Ger.) Jewish philosopher, theologian; *I and Thou*.
[illegible] (Siddhartha Gautama), c563-c483 BC, (Indian) philosopher, founded Buddhism.
[illegible], 1509-64, (Fr.) theologian; a key figure in the Protestant Reformation.
[illegible] Carnap, 1891-1970, (U.S.) German-born analytic philosopher, a founder of logical positivism.
[illegible] Ellery Channing, 1780-1842, (U.S.) clergyman; early [illegible] for Unitarianism.
[illegible] Comte, 1798-1857, (Fr.) philosopher; originated positivism.
[illegible], 551-479 BC, (Chin.) founder of Confucianism.
[illegible], 1584-1652, (Eng.) Puritan theologian.
[illegible] Cranmer, 1489-1556, (Eng.) churchman; wrote much [illegible] of Common Prayer.
[illegible] Descartes, 1596-1650, (Fr.) philosopher, mathematician; [illegible] of modern philosophy." *Discourse on Method, Meditations on First Philosophy*.
[illegible], 1859-1952, (U.S.) philosopher, educator; instrumental theory of knowledge; helped inaugurate progressive [illegible] movement.
[illegible] Diderot, 1713-84, (Fr.) philosopher, encyclopedist.
[illegible] Scotus, c1266-1308, (Sc.) Franciscan philosopher, theologian.
[illegible] Eddy, 1821-1910, (U.S.) founder of Christian Science; *Science and Health*.
[illegible] Edwards, 1703-58, (U.S.) preacher, theologian; "Sinners in the Hands of an Angry God."
[illegible] Erasmus, c1466-1536, (Dutch) Renaissance [illegible]; *On the Freedom of the Will*.
[illegible] Fichte, 1762-1814, (Ger.) idealist philosopher.
[illegible] Foucault, 1926-84, (Fr.) structuralist philosopher, historian.
[illegible] Fox, 1624-91, (Br.) founder of Society of Friends.
[illegible] Francis of Assisi, 1182-1226, (It.) founded Franciscans.
[illegible], 1058-1111, Islamic philosopher.
[illegible] W. F. Hegel, 1770-1831, (Ger.) idealist philosopher; *Phenomenology of Mind*.
[illegible] Heidegger, 1889-1976, (Ger.) existentialist philosopher, [illegible] many fields; *Being and Time*.
[illegible] G. Herder, 1744-1803, (Ger.) philosopher, cultural historian; a founder of German Romanticism.
[illegible] Hobbes, 1588-1679, (Eng.) philosopher, political theorist; *Leviathan*.
[illegible] Hume, 1711-76, (Sc.) empiricist philosopher; *Enquiry Concerning Human Understanding*.
[illegible], 1369-1415, (Czech.) religious reformer.
[illegible] Husserl, 1859-1938, (Ger.) philosopher, founded the phenomenological movement.
[illegible] Huxley, 1825-95, (Br.) philosopher, educator.
[illegible] Inge, 1860-1954, (Br.) theologian; explored mystic aspects of Christianity.
[illegible] James, 1842-1910, (U.S.) philosopher, psychologist; [illegible]; studied religious experience.
[illegible] Jaspers, 1883-1969, (Ger.) existentialist philosopher.
[illegible] of Arc, 1412-1431, (Fr.) national heroine and a patron [illegible] of France; key figure in the Hundred Years' War.
[illegible] Kant, 1724-1804, (Ger.) philosopher, founder of modern critical philosophy; *Critique of Pure Reason*.
[illegible] à Kempis, c1380-1471, (Ger.) monk, devotional writer; *Imitation of Christ* attributed to him.
[illegible] Kierkegaard, 1813-55, (Dan.) religious philosopher; pre-existentialist; *Either/Or, The Sickness Unto Death*.
[illegible] Knox, 1505-72, (Sc.) leader of the Protestant Reformation in Scotland.
[illegible] Tzu, 604-531 BC, (Chin.) philosopher; considered the founder of the Taoist religion.
[illegible] von Leibniz, 1646-1716, (Ger.) rationalistic philosopher, logician, mathematician.
[illegible] Locke, 1632-1704, (Eng.) political theorist, empiricist philosopher; *Essay Concerning Human Understanding*.
(St.) Ignatius Loyola, 1491-1556, (Sp.) founder of the Jesuits; *Spiritual Exercises*.
[illegible] Luther, 1483-1546, (Ger.) leader of the Protestant Reformation, founded Lutheran church.
[illegible]-François Lyotard, 1924-98, (Fr.) postmodern philosopher, lecturer; *The Post-Modern Condition*.
[illegible] Maimonides, 1135-1204, (Sp.) major Jewish philosopher.
[illegible] Marcel, 1889-1973, (Fr.) Roman Catholic existentialist philosopher, dramatist, and critic.
[illegible] Maritain, 1882-1973, (Fr.) Neo-Thomist philosopher.
[illegible] Mather, 1663-1728, (U.S.) defender of orthodox Puritanism; founded Yale, 1701.
[illegible] Melanchthon, 1497-1560, (Ger.) theologian, humanist; an important voice in the Reformation.
Maurice Merleau-Ponty, 1908-61, (Fr.) existentialist philosopher; *Phenomenology of Perception*.
Thomas Merton, 1915-68, (U.S.) Trappist monk, spiritual writer; *The Seven Storey Mountain*.
John Stuart Mill, 1806-73, (Br.) philosopher, economist; libertarian political theorist; *Utilitarianism*.
Muhammad, c570-632, (Arab) the prophet of Islam.
Dwight Moody, 1837-99, (U.S.) evangelist.
G(eorge) E(dward) Moore, 1873-1958, (Br.) philosopher; *Principia Ethica*, "A Defense of Common Sense."
Elijah Muhammad, 1897-1975, (U.S.) leader of the Black Muslim sect.
Heinrich Muhlenberg, 1711-87, (Ger.) organized the Lutheran Church in America.
John H. Newman, 1801-90, (Br.) Roman Catholic convert, cardinal; led Oxford Movement; *Apologia pro Vita Sua*.
Reinhold Niebuhr, 1892-1971, (U.S.) Protestant theologian.
Richard Niebuhr, 1894-1962 (U.S.) Protestant theologian.
Friedrich Nietzsche, 1844-1900, (Ger.) philosopher; *The Birth of Tragedy, Beyond Good and Evil, Thus Spake Zarathustra*.
Blaise Pascal, 1623-62, (Fr.) philosopher, mathematician; *Pensées*.
(St.) Patrick, c389-c461, (Br.) brought Christianity to Ireland.
(St.) Paul, ?-c67, a key proponent of Christianity; his epistles are first Christian theological writing.
Norman Vincent Peale, 1898-1993, (U.S.) minister, author; *The Power of Positive Thinking*.
C(harles) S. Peirce, 1839-1914, (U.S.) philosopher, logician; originated concept of pragmatism, 1878.
Plato, c428-347 BC, (Gr.) philosopher; wrote classic Socratic dialogues; argued for universal truths and independent reality of ideas or forms; *Republic*.
Plotinus, 205-70, (Rom.) a founder of neo-Platonism; *Enneads*.
W(illard) V(an) O(rman) Quine, 1908-2001, (U.S.) philosopher, logician; "On What There Is."
Josiah Royce, 1855-1916, (U.S.) idealist philosopher.
Bertrand Russell, 1872-1970, (Br.) philosopher, logician; one of the founders of modern logic; a prolific popular writer.
Charles T. Russell, 1852-1916, (U.S.) founder of Jehovah's Witnesses.
Gilbert Ryle, 1900-76, (Br.) analytic philosopher; *The Concept of Mind*.
George Santayana, 1863-1952, (U.S.) philosopher, writer, critic; *The Sense of Beauty, The Realms of Being*.
Jean-Paul Sartre, 1905-80, (Fr.) philosopher, novelist, playwright; *Nausea, No Exit, Being and Nothingness*.
Friedrich von Schelling, 1775-1854, (Ger.) philosopher of romantic movement.
Friedrich Schleiermacher, 1768-1834, (Ger.) theologian; a founder of modern Protestant theology.
Arthur Schopenhauer, 1788-1860, (Ger.) philosopher; *The World as Will and Idea*.
Albert Schweitzer, 1875-1965, (Ger.) theologian, social philosopher, medical missionary.
Joseph Smith, 1805-44, (U.S.) founded Latter-Day Saints (Mormon) movement, 1830.
Socrates, 469-399 BC, (Gr.) influential philosopher immortalized by Plato.
Herbert Spencer, 1820-1903, (Br.) philosopher of evolution.
Baruch de Spinoza, 1632-77, (Dutch) rationalist philosopher; *Ethics*.
Billy Sunday, 1862-1935, (U.S.) evangelist.
Pierre Teilhard de Chardin, 1881-1955, (Fr.) Jesuit priest, paleontologist, philosopher-theologian; *The Divine Milieu*.
Daisetz Teitaro Suzuki, 1870-1966, (Jpn.) Buddhist scholar.
(St.) Theresa of Lisieux, 1873-97, (Fr.) Carmelite nun revered for everyday sanctity; *The Story of a Soul*.
Emanuel Swedenborg, 1688-1772, (Swed.) philosopher, mystic.
Paul Tillich, 1886-1965, (U.S.) German-born philosopher and theologian; brought depth psychology to Protestantism.
John Wesley, 1703-91, (Br.) theologian, evangelist; founded Methodism.
Alfred North Whitehead, 1861-1947, (Br.) philosopher, mathematician; *Process and Reality*.
William of Occam, c1285-c1349 (Eng.) medieval scholastic philosopher; nominalist.
Roger Williams, c1603-83, (U.S.) clergyman; championed religious freedom and separation of church and state.
Ludwig Wittgenstein, 1889-1951, (Austrian) philosopher; major influence on contemporary language philosophy; *Tractatus Logico-Philosophicus, Philosophical Investigations*.
John Woolman, 1720-72, (U.S.) Quaker social reformer, abolitionist, writer; *The Journal*.
John Wycliffe, 1320-84, (Eng.) theologian, reformer.
(St.) Francis Xavier, 1506-52, (Sp.) Jesuit missionary, "Apostle of the Indies."
Brigham Young, 1801-77, (U.S.) Mormon leader after Smith's assassination; colonized Utah.
Huldrych Zwingli, 1484-1531, (Swiss) theologian; led Swiss Protestant Reformation.

BY IDACORP Shareholder
John J. CRAPO, PRO SE

EXHIBIT Forty-Six(46) OF oneHundred FIFTHTEEN(115) EXHIBITS
MAY Fourth(04th) 2002 V

American Journalists of the Past

Reviewed by Dean Mills, Dean, Missouri School of Journalism

See also African-Americans, Business Leaders, Cartoonists, Writers of the Past.

Franklin P. Adams (F.P.A.), 1881-1960, humorist; wrote column "The Conning Tower."
Martin Agronsky, 1915-99, broadcast journalist; developed Agronsky & Company.
Joseph W. Alsop, 1910-89, and **Stewart Alsop**, 1914-74, Washington-based political analysts, columnists.
Brooks Atkinson, 1894-1984, theater critic.
James Gordon Bennett, 1795-1872, editor and publisher; founded *NY Herald*.
James Gordon Bennett, 1841-1918, succeeded father, financed expeditions, founded afternoon paper.
Elias Boudinot, d 1839, founding editor of first Native American newspaper in U.S., *Cherokee Phoenix* (1828-34).
Margaret Bourke-White, 1904-71, photojournalist.
Arthur Brisbane, 1864-1936, editor; helped introduce "yellow journalism" with sensational, simply written articles.
Heywood Broun, 1888-1939, author, columnist; founded American Newspaper Guild.
Herb Caen, 1916-97, longtime columnist for *San Francisco Chronicle* and *Examiner*.
John Campbell, 1653-1728, published *Boston News-Letter*, first continuing newspaper in the American colonies.
Jimmy Cannon, 1909-73, syndicated sports columnist.
John Chancellor, 1927-96, TV journalist; anchored *NBC Nightly News*.
Harry Chandler, 1864-1944, *Los Angeles Times* publisher, 1917-41; made it a dominant force.
Marquis Childs, 1903-90, reporter and columnist for *St. Louis Post-Dispatch* and United Feature syndicate.
Craig Claiborne, 1920-2000, NY Times food editor and critic; key in internationalizing American taste.
Elizabeth Cochrane (Nellie Bly), pioneer woman journalist, investig. reporter, noted for series on trip around the world.
Charles Collingwood, 1917-85, CBS news correspondent, foreign affairs reporter, documentary host.
Howard Cosell, 1920-95, TV and radio sportscaster.
Gardner Cowles, 1861-1946, founded newspaper chain.
Cyrus Curtis, 1850-1933, publisher of *Saturday Evening Post, Ladies Home Journal, Country Gentleman*.
Charles Anderson Dana, 1819-97, editor, publisher; made *NY Sun* famous for its news reporting.
Elmer (Holmes) Davis, 1890-1958, *NY Times* editorial writer, radio commentator.
Richard Harding Davis, 1864-1916, war correspondent, travel writer, fiction writer.
Benjamin Day, 1810-89, published *NY Sun* beginning in 1833, introducing penny press to the U.S.
Frederick Douglass, 1817-95, ex-slave, social reformer, newspaper editor.
Finley Peter Dunne, 1867-1936, humorist, social critic, wrote "Mr. Dooley" columns.
Mary Baker Eddy, 1821-1910, founded Christian Science movement and *Christian Science Monitor*.
Rowland Evans Jr., 1921-2001, Washington columnist and commentator.
Marshall Field III, 1893-1956, retail magnate, *Chicago Sun* founder.
Doris Fleeson, 1901-70, war correspondent, columnist.
James Franklin, 1697-1735, printer, pioneer journalist, publisher of *New England Courant* and *Rhode Island Gazette*.
Fred W. Friendly, 1915-98, radio, TV reporter, announcer, producer, executive, collaborator with Edward R. Murrow.
Margaret Fuller, 1810-50, social reformer, transcendentalist, critic and foreign correspondent for *NY Tribune*.
Frank E. Gannett, 1876-1957, founded newspaper chain.
William Lloyd Garrison, 1805-79, abolitionist; publisher of *The Liberator*.
Elizabeth Meriwether Gilmer (Dorothy Dix), 1861-1951, reporter, pioneer of the advice column genre.
Edwin Lawrence Godkin, 1831-1902, founder of *The Nation*, editor of *N.Y. Evening Post*.
Katharine Graham, 1917-2001, publisher of the *Washington Post*.
Sheilah Graham, 1904-89, Hollywood gossip columnist.
Horace Greeley, 1811-72, editor and politician; founded *NY Tribune*.
Meg Greenfield, 1930-1999, *Newsweek* columnist, editorial page editor Wash. Post.
Gilbert Hovey Grosvenor, 1875-1966, longtime editor of *National Geographic* magazine.
John Gunther, 1901-70, *Chicago Daily News* foreign correspondent, author.
Sarah Josepha Buell Hale, 1788-1879, first female magazine editor, (Ladies' Magazine, later Godey's Lady's Book).
Benjamin Harris, 1673-1716, publisher (1690) of *Publick Occurrences*, 1st newspaper in the American colonies; suppressed after one issue.
William Randolph Hearst, 1863-1951, founder of [illegible] paper chain and one of the pioneer yellow journalists.
Gabriel Heatter, 1890-1972, radio commentator.
John Hersey, 1914-93, foreign correspondent for [illegible] and *The New Yorker*, author.
Marguerite Higgins, 1920-66, reporter, war correspondent.
Hedda Hopper, 1885-1966, Hollywood gossip columnist.
Roy Howard, 1883-1964, editor, executive, Scripps-[illegible] papers and United Press (later United Press International).
Chet (Chester Robert) Huntley, 1911-74, co-anchor of *Huntley-Brinkley Report*.
Ralph Ingersoll, 1900-85, editor, *Fortune, Time, Life* [illegible]
H. V. (Hans von) Kaltenborn, 1878-1965, radio commentator, reporter.
Murray Kempton, 1917-97, reporter, columnist for [illegible] and newspapers, including *NY Post*.
John S. Knight, 1894-1981, editor, publisher; founded [illegible] newspaper group, which merged into Knight-Ridder.
Joseph Kraft, 1942-86, foreign policy columnist.
Arthur Krock, 1886-1974, *NY Times* political writer, Washington bureau chief.
Charles Kuralt, 1934-97, TV anchor and host of CBS "On the Road" feature stories about life in the U.S.
David Lawrence, 1888-1973, reporter, columnist, [illegible] founded *U.S. News & World Report*.
Frank Leslie, 1821-80, engraver and publisher of newspapers and magazines, notably *Leslie's Illustrated Newspaper*.
Alexander Liberman, 1912-99, editorial director for Condé Nast magazines.
A(bbott) J(oseph) Liebling, 1904-63, foreign correspondent, critic, principally with *The New Yorker*.
Walter Lippmann, 1889-1974, political analyst, social critic, columnist, author.
Peter Lisagor, 1915-76, Washington bureau chief, Chicago *Daily News*; broadcast commentator.
David Ross Locke, 1833-88, humorist, satirist under pseudonym P.V. Nasby; owned *Toledo (Ohio) Blade*.
Elijah Parish Lovejoy, 1802-37, abolitionist editor in St. Louis and in Alton, IL; killed by proslavery mob.
Clare Booth Luce, 1903-87, war correspondent for *Life*, diplomat, playwright.
Henry R. Luce, 1898-1967, founded *Time, Fortune, Life*, [illegible] *Illustrated*.
C(harles) K(enny) McClatchy, 1858-1936 founder of McClatchy newspaper chain.
Samuel McClure, 1857-1949, founder (1893) of *McClure's Magazine*, famous for its investigative reporting.
Anne O'Hare McCormick, 1889-1954, foreign correspondent, first woman on *NY Times* editorial board.
Robert R. McCormick, 1880-1955, editor, publisher, executive of *Chicago Tribune* and *NY Daily News*.
Dwight Macdonald, 1906-1982, reporter, social critic for the *New Yorker, The Nation, Esquire*.
Ralph McGill, 1893-1969, crusading editor and publisher of *Atlanta Constitution*.
O(scar) O(dd) McIntyre, 1884-1938, feature writer, syndicated columnist concentrating on everyday life in New York City.
Don Marquis, 1878-1937, humor columnist for *NY Sun* and [illegible] *Tribune*; wrote "archy and mehitabel" stories.
Robert Maynard, 1937-97, first African-American editor and then owner of major U.S. paper, the *Oakland Tribune*.
Joseph Medill, 1823-99, longtime editor of *Chicago Tribune*.
H(enry) L(ouis) Mencken, 1880-1956, reporter, editor, columnist with *Baltimore Sun* papers; anti-establishment viewpoint.
Edwin Meredith, 1876-1928, founder of magazine company.
Frank A. Munsey, 1854-1925, owner, editor, and publisher of newspapers and magazines, including *Munsey's Magazine*.
Edward R. Murrow, 1908-65, broadcast reporter, executive; reported from Britain in WW2; hosted *See It Now, Person to Person*.
William Rockhill Nelson, 1841-1915, cofounder, editor, and publisher, *Kansas City Star*.
Adolph S. Ochs, 1858-1935, publisher; built *NY Times* into a leading newspaper.
Louella Parsons, 1881-1972, Hollywood gossip columnist.
Drew (Andrew Russell) Pearson, 1879-1969, investigative reporter and columnist.
(James) Westbrook Pegler, 1894-1969, reporter, columnist.
Shirley Povich, 1905-98, sports columnist.
Joseph Pulitzer, 1847-1911, *NY World* publisher; founded Columbia Journalism School, Pulitzer Prizes.
Joseph Pulitzer II, 1885-1955, longtime *St. Louis Post-Dispatch* editor, publisher; built it into major paper.
Ernie (Ernest Taylor) Pyle, 1900-45, reporter, war correspondent; killed in WW2.
Henry Raymond, 1820-69, cofounder, editor, *NY Times*.
Harry Reasoner, 1923-91, TV reporter, anchor.

[illegible] 1887-1920, reporter, foreign correspondent famous [illegible] of Bolshevik Revolution.
[illegible] Reid, 1837-1912, longtime editor, *NY Tribune*.
[illegible]ston, 1909-95 *NY Times* political reporter, columnist.
[illegible]nolds, 1923-83, TV reporter, anchor.
[illegible] Grantland Rice, 1880-1954, sportswriter.
[illegible] 1849-1914, reporter, photographer; exposed slum [illegible] in *How the Other Half Lives*.
[illegible]son, 1939-88, TV journalist, first African-American to [illegible] network news, 1978.
[illegible] 1892-1951, founder, editor, The *New Yorker*.
[illegible]ko, 1932-97, columnist for *Chicago Sun-Times* and [illegible] *Tribune*.
[illegible] Damon Runyon, 1884-1946, sportswriter, columnist; [illegible] collected in *Guys and Dolls*.
[illegible] Russwurm, 1799-1851, cofounded (1827) nation's first [illegible] newspaper, *Freedom's Journal*, in NYC.
[illegible] St. Johns, 1894-1988, reporter, sportswriter for [illegible] newspapers.
[illegible] Salisbury, 1908-93, reporter, foreign correspondent; a [illegible] specialist.
[illegible] W(yllis) Scripps, 1854-1926, founded first large U.S. [illegible] chain, pioneered syndication.
[illegible]reid, 1912-92, war correspondent, radio newscaster, [illegible] commentator.
[illegible] Shirer, 1904-93, broadcaster, foreign correspondent; [illegible] *The Rise and Fall of the Third Reich*.
[illegible]) Smith, 1905-82, sportswriter.
[illegible] Snow, 1905-71, correspondent, expert on Chinese [illegible] movement.

Lawrence Spivak, 1900-94, co-creator, moderator, producer of *Meet the Press*.
(Joseph) Lincoln Steffens, 1866-1936, muckraking journalist.
I(sidor) F(einstein) Stone, 1907-89, one-man editor of *I.F. Stone's Weekly*.
Arthur Hays Sulzberger, 1891-1968, longtime publisher of *N.Y. Times*.
C(yrus) L(eo) Sulzberger, 1912-93, *N.Y. Times* foreign correspondent and columnist.
David Susskind, 1920-87, TV producer, public affairs talk-show host (*Open End*).
John Cameron Swayze, 1906-95, newscaster, anchor of *Camel News Caravan*.
Herbert Bayard Swope, 1882-1958, war correspondent and editor of *N.Y. World*.
Ida Tarbell, 1857-1944, muckraking journalist.
Isaiah Thomas, 1750-1831, printer, publisher, cofounder of revolutionary journal, *Massachusetts Spy*.
Lowell Thomas, 1892-1981, radio newscaster, world traveler.
Dorothy Thompson, 1894-1961, foreign correspondent, columnist, radio commentator.
Ida Bell Wells-Barnett, 1862-1931, African-American reporter, editor, anti-lynching crusader.
William Allen White, 1868-1944, editor, publisher; made *Emporia* (KS) *Gazette* known worldwide.
Walter Winchell, 1897-1972, reporter, columnist, broadcaster of celebrity news.
John Peter Zenger, 1697-1746, printer and journalist; acquitted in precedent-setting libel suit (1735).

Military and Naval Leaders of the Past

Reviewed by Alan C. Aimone, USMA Library

[illegible] Abrams, 1914-74, (U.S.) commanded forces in Vietnam, 1968-72.
[illegible] the Great, 356-323 B.C., (Maced.) conquered Persia [illegible] much of the world known to Europeans.
[illegible] Alexander, 1891-1969, (Br.) led Allied invasion of Italy, [illegible] WW2.
[illegible] Allen, 1738-89, (U.S.) headed Green Mountain Boys; [illegible] Ft. Ticonderoga, 1775, Amer. Rev.
[illegible] Allenby, 1861-1936, (Br.) in Boer War, WW1; led [illegible] expeditionary force, 1917-18.
[illegible] Arnold, 1741-1801, (U.S.) victorious at Saratoga; tried [illegible] West Point to British, Amer. Rev.
[illegible] "Hap" Arnold, 1886-1950, (U.S.) commanded Army Air [illegible] in WW2.
[illegible]rry, 1745-1803, (U.S.) won numerous sea battles during Amer. Rev.
[illegible] c505-565, (Byzant.) won remarkable victories for [illegible] Emperor Justinian I.
[illegible] Beauregard, 1818-93, (U.S.) Confed. general, ordered [illegible] bombardment of Ft. Sumter that began Civil War.
[illegible] von Blücher, 1742-1819, (Ger.) helped defeat Napoleon at Waterloo.
[illegible] Bonaparte, 1769-1821, (Fr.) defeated Russia and [illegible] at Austerlitz, 1805; invaded Russia, 1812; defeated at [illegible]loo, 1815.
[illegible] Braddock, 1695-1755, (Br.) commanded forces in [illegible] and Indian War.
[illegible] Bradley, 1893-1981, (U.S.) headed U.S. ground troops [illegible] Normandy invasion, 1944, WW2.
[illegible] Burgoyne, 1722-92, (Br.) defeated at Saratoga, Amer. Rev.
[illegible] Caesar, 100-44 BC (Rom.) general and politician; conquered N Gaul; overthrew Roman Republic.
[illegible] Lee Chennault, 1893-1958, (U.S.) headed Flying Tigers [illegible] WW.
[illegible] Clark, 1896-1984, (U.S.) helped plan N African invasion [illegible] WW2; commander of UN forces, Korean War.
[illegible] von Clausewitz, 1780-1831, (Pruss.) military theorist.
[illegible] D. Clay, 1897-1978, (U.S.) led Berlin airlift, 1948-49.
[illegible] Clinton, 1738-95, (Br.) commander of forces in Amer. [illegible] 1778-81.
[illegible], c1815-74, (Nat. Am.) chief of Chiricahua band of Apache Indians in Southwest.
[illegible] Cornwallis, 1738-1805, (Br.) victorious at Brandywine, [illegible]; surrendered at Yorktown, Amer. Rev.
[illegible] Cortes, 1485-1547, (Sp.) led Spanish conquistadors in [illegible] defeat of the Aztec empire, 1519-26.
[illegible] Horse, 1849-77, (Nat. Am.) Sioux war chief victorious at [illegible] of Little Bighorn.
[illegible] Armstrong Custer, 1839-76, (U.S.) U.S. army officer [illegible] and killed at battle of Little Bighorn.
[illegible] Dayan, 1915-81, (Isr.) directed campaigns in the 1967, [illegible] Arab-Israeli wars.
[illegible] Decatur, 1779-1820, (U.S.) naval hero of Barbary [illegible], War of 1812.
[illegible] Denikin, 1872-1947, (Russ.) led White forces in Russian [illegible] war.

George Dewey, 1837-1917, (U.S.) destroyed Spanish fleet at Manila, 1898, Span.-Amer. War.
Karl Doenitz, 1891-1980, (Ger.) submarine com. in chief and naval commander, WW2.
Hugh C. Dowding, 1883-1970, (Br.) headed RAF, 1936-40, WW[illegible]
Jubal Early, 1816-94, (U.S.) Confed. general, led raid on Washington, 1864, Civil War.
Dwight D. Eisenhower, 1890-1969, (U.S.) commanded Allied forces in Europe, WW2.
David Farragut, 1801-70, (U.S.) Union admiral, captured New Orleans, Mobile Bay, Civil War.
Ferdinand Foch, 1851-1929, (Fr.) headed victorious Allied armies, 1918, WW1.
Nathan Bedford Forrest, 1821-77, (U.S.) Confed. general, led raids against Union supply lines, Civil War.
Frederick the Great, 1712-86, (Pruss.) led Prussia in Seven Years War.
Horatio Gates, 1728-1806, (U.S.) commanded army at Saratoga, Amer. Rev.
Genghis Khan, 1162-1227, (Mongol) unified Mongol tribes and subjugated much of Asia, 1206-21.
Geronimo, 1829-1909, (Nat. Am.) leader of Chiricahua band of Apache Indians.
Charles G. Gordon, 1833-85, (Br.) led forces in China, Crimean War; killed at Khartoum.
Ulysses S. Grant, 1822-85, (U.S.) headed Union army, Civil War, 1864-65; forced Lee's surrender, 1865.
Nathanael Greene, 1742-86, (U.S.) defeated British in Southern campaign, 1780-81.
Heinz Guderian, 1888-1953, (Ger.) tank theorist, led panzer forces in Poland, France, Russia, WW2.
Che (Ernesto) Guevara, 1928-67, (Arg.) guerrilla leader; prominent in Cuban revolution; killed in Bolivia.
Gustavus Adolphus, 1594-1632, (Swed.) King; military tactician; reformer; led forces in Thirty Years' War.
Douglas Haig, 1861-1928, (Br.) led British armies in France, 1915-18, WW1.
William F. Halsey, 1882-1959, (U.S.) defeated Japanese fleet at Leyte Gulf, 1944, WW2.
Hannibal, 247-183 B.C., (Carthag.) invaded Rome, crossing Alps, in Second Punic War, 218-201 B.C.
Sir Arthur Travers Harris, 1895-1984, (Br.) led Britain's WW2 bomber command.
Richard Howe, 1726-99, (Br.) commanded navy in Amer. Rev., 1776-78; June 1 victory against French, 1794.
William Howe, 1729-1814, (Br.) commanded forces in Amer. Rev., 1776-78.
Isaac Hull, 1773-1843, (U.S.) sunk British frigate Guerriere, War of 1812.
Thomas (Stonewall) Jackson, 1824-63, (U.S.) Confed. general, led Shenandoah Valley campaign, Civil War.
Joseph Joffre, 1852-1931, (Fr.) headed Allied armies, won Battle of the Marne, 1914, WW1.
Chief Joseph, c1840-1904, (Nat. Am.) chief of the Nez Percé, led his tribe across 3 states seeking refuge in Canada; surrendered about 30 mi from Canadian border.

1 BY IDA StockHLDR MR
J.J. CRAPO JJC//JC

EXHIBIT Forty-Seven (47) OF One Hundred FIFTHTEEN (115) EXHIBITS MAY Fourth Year 2002 ✓

Boeing 757s or 767s: all carried relatively light loads of passengers and heavy loads of jet fuel, enough for a transcontinental journey. (See *Chronology of the Year's Events*, "150 Minutes That Changed the World," page 58.)

According to the FBI and airline records, the hijackers crisscrossed the country during the summer, testing cockpit security. Several made their flight reservations with credit cards over the Internet, dutifully logging their frequent-flier numbers, and on Sept. 11 some held top-dollar seats near the cockpit, in first or business class. To pass through airport screening, the terrorists flashed drivers' licenses with photo IDs they had obtained in Florida and Virginia. The box cutters, razor blades, and small knives that they carried were probably legal under Federal Aviation Administration guidelines—subsequently revoked—that allowed passengers to carry knives with blades up to 4 inches long.

Federal authorities knew early on that something had gone wrong with American Flight 11. But when the jetliner ploughed into the North Tower of the World Trade Center at 8:46 A.M. EDT, many onlookers attributed the crash to some terrible accident, not deliberate sabotage. The collision of United Flight 175 with the South Tower 15 minutes later—seen live worldwide through TV cameras already trained on the North Tower fire—left no room for doubt. Notified that the nation was under attack, Pres. Bush, in Sarasota, FL, made a brief statement and was later flown by Air Force One to secure locations in Louisiana and Nebraska. In Washington, Secret Service agents whisked Vice Pres. Richard Cheney from his office at the White House to a secure underground bunker, where, in communication with Bush and other top administration officials, he and National Security Adviser Condoleezza Rice began to coordinate the immediate U.S. response.

The crisis mood deepened when, at 9:37 A.M. (revised time issued by the Defense Dept.), a third hijacked aircraft, American Flight 77, slammed into the Pentagon, in Arlington, VA, and a fourth, United Flight 93, was reported to have made a U-turn over northern Ohio and to be headed straight for Washington, DC. While the Capitol and the White House were evacuated, passengers on board Flight 93, who were in telephone contact with the ground and knew what had happened at the World Trade Center, hatched plans to overcome the hijackers and take back the plane. Their Boeing 757 went down over western Pennsylvania, after what law enforcement officials characterized (based on evidence recovered from the cockpit voice recorder) as a desperate and wild struggle.

Back in New York City, at what soon would become known as Ground Zero, the overwhelming majority of employees and visitors below the 90th floor of the North Tower and the 80th floor of the South Tower were safely evacuated. On the uppermost floors of the 110-story buildings, however, the situation was hopeless. Eyewitnesses at street level reacted with horror as some people jumped to their deaths, including a man and woman holding hands; thousands of other victims were trapped by a fire so intense it weakened the twin towers' steel support structures. When the South Tower collapsed around 10 A.M. and the North Tower went down about half an hour later, the office workers—and hundreds of rescue workers as well—were crushed in a cascade of more than 1 million tons of steel and concrete. A 47-story office tower nearby, at 7 World Trade Center, collapsed before evening.

When Pres. Bush returned to Washington that night, smoke was still rising from the Pentagon, and 16 acres of lower Manhattan had been reduced to rubble. In his first formal address to an anguished, angry nation, he called the attacks "evil, despicable acts of terror" and pledged that the perpetrators and those who harbored them would be brought to justice.

Assessing the Damage

Almost immediately, public officials and business leaders began the grim task of calculating the damage. No hope remained for all 232 passengers (including the 19 hijackers) and 33 crew members on board the four hijacked aircraft. Among the dead were television producer David Angell, Akamai Technologies co-founder Daniel Lewin, and actress-photographer Berry Berenson Perkins, all on American Flight 11; Los Angeles Kings hockey scouts Mark Bavis and Garnet (Ace) Bailey, on United Flight 175; 3 schoolchildren and their teachers participating in a National Geographic field trip, on American Flight 77, which also carried conservative television commentator Barbara Olson, wife of U.S. Solicitor General Theodore Olson; and Todd Beamer, Mark Bingham, and Jeremy Glick, 3 of the men believed to have led the passenger revolt that brought down United Flight 93. In addition to those on board Flight 77, the assault on the Pentagon killed 125 people.

Much more difficult to assess was the death toll at Ground Zero, still smoldering a month after the attack. By then, more than 400 bodies had been recovered; in addition to those on board Flights 11 and 175, over 4,600 people, including citizens of more than 60 countries, were still missing and presumed dead. Some companies that had offices in the World Trade Center were devastated, including Cantor Fitzgerald, a bond brokerage firm that lost more than 600 employees from its offices in the North Tower, between the 101st and 105th floors. New York City lost a reported 343 firefighters, whose courage and professionalism in the moments after the planes hit had made them national heroes; many were lost in the collapsing buildings as they labored to carry 75 to 100 pounds of equipment up 80 flights of stairs.

Recovery and reconstruction costs were expected to exceed $100 billion. With near-unanimity, Congress on Sept. 14 approved $40 billion in emergency spending, of which half was allocated for disaster recovery operations in New York, Virginia, and Pennsylvania. On Oct. 9, New York City Mayor Rudolph Giuliani—whose energetic and inspirational leadership had buoyed the city's spirits—forecast that the attack would cost the city 100,000 jobs and billions in lost revenue. That same day, Giuliani and New York Gov. George Pataki, a longtime rival who had been working closely with the mayor since Sept. 11, asked the federal government to provide another $54 billion in incentives and subsidies to compensate the city for its losses.

The nation's ailing airlines were directly affected by the catastrophe. When commercial air traffic resumed on Sept. 13 after a 2-day shutdown, carriers faced combined losses of at least $100 million per day. The airlines estimated that losses from the shutdown and subsequent slump were at least $18 billion. Major operators such as Continental, American, United, US Airways, and Delta announced schedule cutbacks and layoffs of 20% or more. Ripple effects were felt among foreign airlines and in the aircraft manufacturing industry. On Sept. 21, Congress approved a $15 billion bailout bill to keep domestic carriers aloft.

Stock trading, halted on the morning of Sept. 11, resumed the following Monday after an unprecedented 6-day delay. Economic uncertainties prompted the worst one-week selloff since the Great Depression, with a loss of $1.4 trillion in market value. Investors recouped some of their losses the following week, as the markets stabilized and recovered, but many economists believed the U.S. had already been plunged into recession. During the following weeks, the Federal Reserve Board moved aggressively to cut interest rates, as Pres. Bush and congressional leaders began shaping an economic stimulus package valued at up to $75 billion.

Appropriations of federal funds were matched by an outpouring of private support (an estimated $850 million by mid-October) to aid relief organizations and victims' families.

Response and Retaliation

The crisis response brought heightened vigilance at air terminals and other public facilities, including the presence of uniformed National Guard troops with M-16 assault rifles at airport checkpoints. In a nationally televised address to a joint session of Congress on Sept. 20, Pres. Bush named Pennsylvania Gov. Tom Ridge to head a newly established cabinet-level Office of Homeland Security; 19 days later, Ridge and Condoleezza Rice announced the creation of 2 additional positions, a special adviser for cyberspace security and a national director for combating terrorism. Immigration officials stepped up their scrutiny of foreigners entering the U.S.; new security measures were implemented at water supply systems, railroads, trucking companies, and nuclear power plants; and the U.S. Coast Guard mounted what it described as the largest port defense operation since World War II. Meanwhile, analysts began the quiet but essential task of determining why the Sept. 11 assault had caught U.S. intelligence agencies by surprise.

In the 4 weeks following the attack, federal authorities issued thousands of subpoenas and detained more than 600 people, of whom 220 were still being held, many for immigration violations. Related probes were carried out in Europe, notably in Hamburg, Germany, where Mohamed Atta, a 33-year-old Egyptian who was on board Flight 11 and is believed to have been a ringleader in the conspiracy, lived as a student in the 1990s. U.S. investigators uncovered evidence that, in addition to taking lessons at U.S. flight schools, the terrorists had explored the feasibility of using crop-dusting planes, perhaps as a delivery system for chemical and biological weapons. This threat was underlined on Sept. 25 when federal investigators revealed that they had charged 20 people with fraudulently obtaining commercial licenses to haul hazardous materials by truck. Several reported cases of anthrax in early October also heightened fears of bioterrorism (see *Chronology*, page 60, and "Biological and Chemical Weapons," pages 875-76).

Meanwhile, on Oct. 11, the FBI publicly indicated that there could be further terrorist attacks within the U.S. or against U.S. interests abroad, possibly within days.

To unravel international terrorism's financial support network, Pres. Bush on Sept. 24 signed an executive order targeting the assets of 27 organizations and individuals, including Al Qaeda, Bin Laden, and Bin Laden's aide Ayman al-Zawahiri, founder of an Egyptian terrorist group, Al-Jihad, that also appeared on the list. Bin Laden and Zawahiri topped the FBI's list of 22 most-wanted terrorist suspects, released by Pres. Bush on Oct. 10, and the assets of additional individuals and organizations were targeted Oct. 12.

U.S. government officials and other civic and religious leaders made clear that the U.S. had no quarrel with mainstream Islam or with the vast majority of the world's more than 1 billion Muslims. They were responding, in part, to a wave of harassment against Muslim Americans, including the desecration of mosques in at least 6 states in the first week after the attack. Some Sikh men, required by their religion to wear beards and turbans (though not actually Muslims), were also the targets of apparent hate crimes. Pres. Bush took the lead in reassuring the nation's nearly 6 million Muslims during a Sept. 17 visit to a mosque at Washington's Islamic Center.

Sec. of State Colin Powell and Defense Sec. Donald Rumsfeld sought to assemble a broad international backing for America's initial objective, the destruction of Al Qaeda and the Taliban regime. British Prime Min. Tony Blair was a strong early supporter. Also supportive was Russian Pres. Vladimir Putin, whose nation had been bloodied in wars against Muslim rebels in Afghanistan in the 1980s and Chechnya in the 1990s. Pres. Pervez Musharraf of Pakistan allowed use of the country's air space and apparently allowed deployment of military personnel and equipment; but his government denied that Pakistan was providing a base for offensive operations. Pakistan had been a principal supporter of the Taliban and had reportedly enlisted Bin Laden's aid in training guerrilla fighters for the war against India in Kashmir; an ending of U.S. sanctions, imposed in 1998 when Pakistan began testing nuclear weapons, helped provide an incentive for cooperation. To win support from Arab states such as Egypt, Jordan, and Saudi Arabia—and to defuse an inflammatory issue Bin Laden had used to gain followers among the Muslim masses—U.S. officials let it be known that Powell was preparing an Arab-Israeli peace initiative that included support for a Palestinian state.

For the first time in its 52-year history, NATO on Sept. 12 invoked the Collective Defense Clause of its founding treaty, pledging the 19 member states to assist the U.S.; on Oct. 8, NATO announced that it was sending 5 AWACS planes to patrol American skies, while U.S. early warning and surveillance aircraft were deployed in the Afghan combat. The UN lent support on Sept. 28, when the Security Council unanimously approved a U.S.-sponsored resolution requiring all member states to cooperate in the antiterrorist campaign. Still unresolved, as bombs and cruise missiles began to rain down over Kabul and other Afghan cities, were questions about the role the U.S. and UN might play in brokering a peace agreement among Afghanistan's hostile factions, and how these groups might establish an effective government if the Taliban were removed.

Facts About the September 11 Attack

- The exact number of fatalities may never be known. As of Oct. 12, the toll of dead and missing in the attacks was reported as 265 on the 4 hijacked planes (including the 19 hijackers), 125 at the Pentagon, and 5,080 at the World Trade Centers, for a total of 5,470.
- That ranked as either the worst single-day death toll in American history, or the 2d worst after the Civil War battle of Antietam on Sept. 17, 1862. According to the National Park Service, at least 3,650 soldiers on both sides were killed that day, and an unknown number of the estimated 19,000 wounded, missing, and captured also died. The death toll from the 1941 Japanese attack on Pearl Harbor is commonly reported as 2,300 to 2,400.
- Among the fatalities in New York were 343 city firefighters, 23 city police officers, and 37 officers of the Port Authority of New York and New Jersey.
- Among the 125 workers dead or missing at the Pentagon were 21 uniformed Army and 33 uniformed Navy personnel. About 1 out of 3 of the victims were women. The highest ranking officer killed was Army Lt. Gen. Timothy J. Maude, a 53-year-old Vietnam veteran, who had been heading up recruitment efforts.
- The bond-trading firm of Cantor Fitzgerald, headquartered on the top floors of the World Trade Center's North Tower, lost more than 600 of its 1,000 employees. Some 1,500 children of Cantor Fitzgerald employees lost parents.
- 79 workers at the famous Windows on the World restaurant on the 107th floor of the North Tower were among the dead and missing.
- At least 50 Arabs, including Arab Americans, were believed dead or missing in the WTC attack.
- Citizens of at least 62 nations perished in the attack.
- Five people were rescued from the WTC rubble Sept. 12, but none thereafter.
- Because most local TV broadcast antennas were atop the World Trade Center, New Yorkers without cable could receive only one or two channels in the weeks after the attack.
- The tower collapses destroyed New York's Emergency Command Center, on the 23d floor of Building 7 of the World Trade Center. Mayor Giuliani had been on his way there when the emergency "bunker" was evacuated after the second plane struck.
- The Pentagon area hit had been under construction, with some offices not yet re-occupied, meaning fewer people than normal were there when the plane struck.
- After the crash into the North Tower, some security officials in the South Tower reportedly informed workers that the South Tower was safe and that they should return to their offices.
- The World Trade Center towers were designed to collapse one floor on the top of the next, to avoid the additional devastation that could result if the skyscrapers toppled onto other buildings.
- Rubble from the collapse of the World Trade Center covered 16 acres and was estimated to weigh 1.2 million tons.
- A month after the attack, fire continued to smolder beneath the rubble, producing acrid smoke that wafted over much of lower Manhattan.
- Pres. Bush's approval rating rose to 90% in a CNN/USA Today Gallup poll conducted Sept. 21-22. That was up from 51% in a poll just before the terror attacks.
- Defense Sec. Donald Rumsfeld Sept. 27 confirmed that two Air Force generals would now have the authority to order the shooting down of any commercial airliners that threatened targets in the US.
- Estimates of the costs of plotting the attack ranged from $200,000 to $500,000. City Comptroller Alan Hevesi estimated that the cost to New York City's economy alone could exceed $100 billion.

1 BY IDA STCHLDR John J. CRAPO, PRO SE, NON LWYK

EXHIBIT Forty-EIGHT (48) OF 115
one Hundred FIFTHTEEN EXHIBITS
MAY FOURTH (04th) 2002 by V

Watches, warnings 172
Temperatures 173-77
Heat index 179
Thunderstorms 172
Tornadoes 172, 177
Ultraviolet index 180
Wind chill 179
Wind speed 175, 177, 178
Webb, Alan 816
Webster, Noah 514, 515
Wedding anniversaries 717
Weight, body 742, 753
Weight lifting 900
Weights, measures, numbers 621-27
Atomic 618-20
Electrical units 625
Energy measures 625
Equivalents, table of 622-23
Gases 618
Human 742, 753
Metric 621-25
Temperature 626
U.S. Customary System 621-22
Water 618
Welfare
Federal food programs 132
Reform legislation (1996) 525
State and local government expenditures 116
Supplemental Security Income 739
Temporary Assistance to Needy Families (by state) 387
Welles, Orson 519
West Bank 806, 817, 869
Western Sahara 831, 869, 874
Western Samoa. See Samoa
West Indies, British 861
Westminster Kennel Club 996
West Point Military Academy 203
West Virginia 367-68
Abortions 881
Agriculture 130-36
Altitudes (high, low) 592
Birth, death statistics 878
Budget 115
Coal mine 160
Commemorative quarter (2005) 111
Congressional representation 84, 90, 372
Crime, prisons, death penalty . 764, 765, 766
Energy consumption 159
Federally owned land 596
Governor, state officials 99, 102
Hazardous waste sites 166
Health insurance coverage 888
Hospitals and nursing homes 890
Immigrant admissions (1998) 384
Motor vehicles 226, 229
Name origin, nickname 367, 595
Oil production 160
Population 375-76, 380
Cities, towns 422
Counties, county seats 440
Port traffic 224
Poverty rates 388
Presidential elections 558, 586-87, 588
Schools and libraries 233-35, 240
Taxes 154, 155, 156, 229
Temperatures, record 177
Test scores 238, 239
Unemployment benefits 139
Welfare assistance 387
Wheat
Exports, imports 137, 220
Prices, farm 136
Production 134, 135, 137
White House 373
Burned (1814) 515
Cornerstone (1792) 514
Employees, payroll 142
Expenditures 114
Staff 73
Whitewater probe 524, 525
Whitman, Walt 516
Whitney, Eli 514
Wichita, KS 342, 382, 718
Wilder, L. Douglas 524
Wilkes Atoll 371
Willard, Emma 515
Williams, Roger 513
Williams, Serena 816
Williams, Venus 56, 59, 816
William the Conqueror 470, 486
Wilmut, Ian 487
Wilson, Woodrow ... 545, 546, 552, 589, 590
Wimbledon (tennis tournament) 980-81
Wind
Chill factor 179
Speeds, U.S. 175, 176
Windsor, House of 486, 855
Windward Islands. See Dominica; St. Lucia; St. Vincent and the Grenadines
Winston Cup (auto racing) 984
Winter (season) 660
Solstice 643, 660
Wisconsin 368
Abortions 881
Agriculture 130-36
Altitudes (high, low) 592
Birth, death statistics 878
Budget 115
Commemorative quarter (2004) 111
Congressional representation 84, 90, 378
Crime, prisons, death penalty 764, 765
Energy consumption 159
Federally owned land 596
Governor, state officials 99, 102
Hazardous waste sites 166
Health insurance coverage 888
Hospitals and nursing homes 890
Immigrant admissions (1998) 384
Indians, American 601
Motor vehicles 228, 229
Name origin, nickname 368, 595
Population 375-76, 380
Cities, towns 338, 422
Counties, county seats 440-41
Port traffic 224
Poverty rates 388
Presidential elections 558, 587, 588
Primary voting (1903) 516
Schools and libraries 233-35, 240
Taxes 154, 155, 156, 229
Temperature, precipitation 174, 177
Test scores 238, 239
Unemployment benefits 139
Welfare assistance 387
Wolfe, Thomas 515
Women
AIDS incidence 892
Armed forces 204, 205
Generals, first U.S. (1970) 522
Vietnam memorial 373
Astronauts 210, 211, 213, 523
Attorney general, first (1993) 524
Cabinet member, first (1933) 519
Cancer cases, deaths 744, 891
Cigarette use 882
Colleges
First (1821) 515
Congresswoman, first (1916) 518
Employment 140
Equal Rights Amendment (1972, 1982) 522, 523
First ladies 556
Governor, first U.S. (1924) 519
Health information 756
Life expectancy 880
Marital status 375
Median income 145
Nobel Prize winners 692-94
Population 379
Poverty rates 388
Rights convention (1848) 516
Salaries and wages
Hourly rates 144
Weekly earnings median 146
Secretary of state, first 525
Single household heads 375
Strikers, first (1824) 515
Suicide rates 881, 885
Supreme Court justices (1981, 1993) .. 523, 524
Vice-presidential nominee (1984) 523
Voting rights (1869, 1920) 517, 518, 536
Women's National Basketball Association 943
Woods, Tiger 50, 815, 976, 977
Woodstock music festival (1969) 522
Wool 136
Woolworth's Five and Dime (1879) 517
Workers. See Employment
World Almanac, The
First (1868) 517
Internet address 629
World Bank 874
World Court 874
World Cup
Skiing 996
Soccer 992
World Health Organization 875
World history
Chronology 463-87
Historical figures 488-96
World Meteorological Organization 875
World Series 930-31
Earthquake during (1989) 524
World Trade Center
Bombing (1993) 190, 487, 524, 525
Destruction (2001) . 33-35, 58-61, 182, 193-95
World Trade Organization 224, 875
World War I (1914-18) 478
Armistice (1918) 518
Black troops 205
Casualties, U.S. forces 209
Medals of Honor 207
Troop strength 209
U.S. neutrality (1914) 518
Versailles conference (1919) 478
Veteran population 206
World War II (1939-45) 480-81, 519-20
Atomic bombs (1945) 481, 520
Black troops 205
Casualties, U.S. forces 209
Medals of Honor 207
Peace treaties, Japan (1951) 520
Pearl Harbor attack (1941) 519
Troop strength 209
Veteran population 206
World Wide Web 628-31
WPA. See Works Progress Administration
Wrestling 900, 993
Wright, Richard 519
Wright brothers (1903) 218, 478, 518
Writers, notable 303-6
Best-selling books (2000) 275-76
Children's books 274-75, 698, 699
Lyricists 310
Miscellaneous awards 696
Newbery Medal 695
Nobel Prizes 82, 693-94
Noteworthy literature (2000) 274
Pen names 445
Poets laureate 306
Pulitzer Prizes 695-96
WTO. See World Trade Organization
Wyoming 368-69
Abortions 881
Agriculture 130-36
Altitudes (high, low) 592
Birth, death statistics 878
Budget 115
Coal mines 160
Commemorative quarter (2007) 111
Congressional representation .. 84, 90, 378
Crime, prisons, death penalty 526, 764, 765, 766
Energy consumption 159
Federally owned land 596
Governor, state officials 99, 102
Hazardous waste sites 166
Health insurance coverage 888
Hospitals and nursing homes 890
Immigrant admissions (1998) 384
Indians, American 601
Motor vehicles 228, 229
Name origin, nickname 368, 595
Oil production 160
Population 375-76, 380
Cities, towns 422
Counties, county seats 445
Poverty rates 386
Presidential elections 558, 587, 588
Schools and libraries 233-35, 240
Taxes 154, 229
Temperature, precipitation 174, 177
Test scores 238, 239
Unemployment benefits 139
Welfare assistance 387
–X–
Xinjiang 764
–Y–
Yacht racing 997
Yalta Conference (1945) 520
Year
Calendar, perpetual 676-77
Chronological eras 660
Holidays 680
Sidereal, tropical 647, 659
Year in pictures (2001) 809-16, 193-200
Yellow Sea 456
Yellowstone National Park ... 368, 597, 601
Yeltsin, Boris 485, 843
Yemen 43, 161, 166, 500, 506, 639, 748, 864-65, 866
Yonkers, NY 342, 383
York, House of 489
Young, Brigham 297, 516
Yugoslavia .. 33, 41, 47, 49, 53, 54, 137, 479, 485, 500, 506, 639, 865-66, 869
(see also Kosovo; Serbia)
Milosevic extradition 811
Yukon River 459, 460
–Z–
Zaire. See Congo
Zambia 500, 511, 639, 746, 866, 869
Zanzibar 456, 854-55
Zen Buddhism 472
Zeppelins 218
Zeus, Statue at Olympia 466
Zimbabwe 137, 484, 500, 511, 639, 866
Education 236
Zinc 125, 126, 127, 753
ZIP codes 241-66
Colleges and universities 441
U.S. outlying areas 389-422
U.S. states 647
Zodiac signs 170-71
Zoological parks

The World Almanac

and Book of Facts

2002

THE TOP TEN NEWS STORIES OF 2001

In the worst-ever terrorist attack on the U.S., hijackers Sept. 11 commandeered 4 U.S. commercial jetliners, crashing 2 of them into the twin towers of New York City's World Trade Center and 1 into the Pentagon outside Washington, DC. Both towers collapsed, with thousands of people still inside. A 4th jet crashed into a field in Pennsylvania. More than 5,000 people were believed to have died in the assaults, which U.S. Pres. George W. Bush called "acts of war." The prime suspect behind the attack was Osama bin Laden, a wealthy Saudi Arabian exile and Islamic extremist harbored in Afghanistan, alleged to be leader of the wide-ranging Al Qaeda terrorist network. Bush demanded that Afghanistan's ruling Taliban militia surrender Bin Laden or face attack. On Oct. 7, the U.S. and Great Britain, backed by an international coalition against terrorism, launched missile and air strikes against Afghanistan, the first offensive actions in what was expected to be a long war.

Right-wing Israeli Likud party leader Ariel Sharon was elected prime minister Feb. 6, defeating Labor Party incumbent Ehud Barak in the most lopsided election in Israeli history. Sharon formed a unity government with the Labor Party. **Violent clashes between Israeli and Palestinian forces** continued, despite periodic cease-fire agreements. By late September, after one year, the death toll had risen to nearly 800 people, of whom about 600 were Palestinians. Israeli and Palestinian leaders ordered another cease-fire Sept. 18, following U.S. pressure in the wake of the Sept. 11 terrorist attacks.

In inaugural ceremonies Jan. 20, **George W. Bush (R) was sworn in as 43d U.S. president.** His new cabinet included former Missouri Sen. John Ashcroft as attorney general, Colin L. Powell, the first African-American secretary of state, and Defense Sec. Donald Rumsfeld. In its first months, the Bush administration won congressional approval of a 10-year, $1.35 trillion tax cut, fulfilling one of Bush's major campaign promises. The new administration also pushed for a missile defense system aimed at intercepting intercontinental ballistic missile attacks.

The 50 Democrats in the Senate gained a majority after Vermont Sen. James Jeffords announced on May 24 that he was leaving the Republican Party to become an independent and would vote with the Democrats on organizational matters.

The U.S. experienced an **economic slowdown**, marked by stock market declines, particularly in the high-tech sector, widespread job losses, and fears of recession. In the 2d quarter, gross domestic product grew at a seasonally adjusted rate of 0.2%, the lowest since 1993. By late August, the Federal Reserve had lowered interest rates 7 times, bringing the federal funds rate to its lowest level since 1994. The Fed lowered interest rates 2 more times, following concerns about the economic impact of the Sept. 11 attack. The September unemployment rate was 4.9%, up from 4.0% at the start of the year.

Former Yugoslav Pres. Slobodan Milosevic was arrested by Serbian authorities Apr. 1, turning himself in after a tense standoff in Belgrade. On June 28 he was extradited to the custody of the United Nations International Criminal Tribunal for the Former Yugoslavia in The Hague, the Netherlands. He was accused of war crimes and crimes against humanity during the 1999 Kosovo conflict; the indictment was expanded in October to include alleged war crimes in Croatia.

Convicted Oklahoma City bomber **Timothy McVeigh was executed** by lethal injection June 11 in Terre Haute, IN. In 1997, McVeigh had been convicted on federal charges for the 1995 bombing of the Alfred P. Murrah Federal Building in Oklahoma City, which killed 168 people.

A U.S. spy plane made an emergency landing on Hainan Island in China Apr. 1 after colliding with a Chinese fighter jet, which the U.S. contended had caused the collision by flying too close. The fighter jet and its pilot were lost. Chinese authorities detained the 24-member U.S. crew for 11 days, while U.S. and Chinese authorities negotiated China's demand for a full apology. The crew was released after U.S. Amb. Joseph Prueher signed a letter saying the U.S. was "very sorry" for the loss of the pilot and for the airplane's landing in China without "verbal permission."

U.S. Pres. George W. Bush announced Aug. 9 that he would allow federal funding for **embryonic stem-cell research** when based on existing stem cell lines, but not when based on creating new cell lines. The president had sought to strike a balance between many scientists who believed stem cell research could lead to treatments for diseases such as Alzheimer's and Parkinson's and conservative supporters who opposed any procedure involving the killing of embryos.

An outbreak of **foot-and-mouth disease**, a viral infection found in livestock, began in Great Britain in February. By March, the disease had spread to France, Ireland, and the Netherlands. British Prime Min. Tony Blair in March authorized a mass slaughter of healthy livestock. By the end of August more than 3.8 million animals had been slaughtered, and the epidemic's cost was estimated in billions of dollars.

America at War

By Geoffrey M. Horn

Geoffrey M. Horn is a freelance writer who frequently writes on current events.

The terrorist attack of Sept. 11, 2001, killed more than 5,000 people, over twice as many as died at Pearl Harbor, and accomplished what no foreign army had been able to do for nearly 2 centuries. Not since the War of 1812 had an overseas enemy managed to mount a direct assault on the American mainland. With oceans to the east and west and friendly borders to the north and south, many Americans had taken homeland security for granted. Not anymore.

In the aftermath of the attack, U.S. government suspicions quickly turned to the Al Qaeda terrorist network said to be headed by Osama bin Laden. (See "Osama Bin Laden—A Profile," on page 61.) On Oct. 7 the U.S. and Great Britain launched a series of retaliatory strikes against both Al Qaeda and Afghanistan's Taliban regime, which had given Bin Laden safe haven. In a letter to Congress 2 days later, Pres. George W. Bush wrote that it was "not possible to know at this time either the duration of combat operations or the scope and duration of the deployment of U.S. armed forces." Bush acknowledged, however, that the American campaign against terrorism would likely be "lengthy." Administration officials repeatedly cautioned that overt military operations were only one phase in a "new kind of war"—a war that would also require covert activities, diplomatic and financial pressure, and security measures that would directly impact Americans' lives.

See also "U.S. Struck by Terrorist Attack" in *Chronology of the Year's Events*, pages 59-60.

"Evil, Despicable Acts of Terror"

The Sept. 11 attack was simply conceived and methodically executed. The 19 hijackers—5 each on American Airlines Flights 11 and 77 and United Airlines Flight 175, and 4 on United Flight 93—chose aircraft scheduled to depart from east coast airports within a few minutes of each other, around 8 A.M. The aircraft were operationally similar, either

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HISTORY/NORTH AMERICA

Great Issues in American History

From Settlement to Revolution, 1584-1776

Edited by Clarence L. Ver Steeg and Richard Hofstadter

Ever since its publication in 1958 Richard Hofstadter's *Great Issues in American History* has been assigned by hundreds of teachers who have valued its generous sample of the lively, argumentative sources of our history. Now this set, expanded from two to three volumes, spans the whole history of America from its discovery to the present.

Clarence L. Ver Steeg, a leading authority on early American history, has prepared a new volume, which, incorporating some of the earlier documents,* runs to 1776. Richard Hofstadter covers 1765 to 1865 in one volume, and the final volume, updated to include a section on the 1960s, runs from 1864 to 1969.

Richard Hofstadter, DeWitt Clinton Professor of American History, is author of *The Age of Reform, The American Political Tradition, Anti-intellectualism in American Life,* and *The Paranoid Style in American Politics* (all available in Vintage Books), and other works, and has won the Pulitzer Prize in History and in General Non-Fiction.

Clarence L. Ver Steeg, Professor of History at Northwestern University, is author of *The Formative Years, 1607–1763, Robert Morris: Revolutionary Financier,* and other works, and winner of the Albert J. Beveridge award.

*In order to fit both Colonial and Early National Courses, documents covering 1765–1776 appear at the end of the volume entitled *Great Issues in American History: From Settlement to Revolution, 1584–1776* (V-540), and again at the beginning of *Great Issues in American History: From the Revolution to the Civil War, 1765–1865* (V-541). The final volume in the series is subtitled *From Reconstruction to the Present Day, 1864–1969* (V-542).

COVER DESIGN BY BOB KORN

A VINTAGE BOOK

PRINTED IN U.S.A.

May 04th (Fourth) Year 2002
JJC III

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John J. CRAPO, Pro Se

Britain Yesterday and Today
1830 to the Present

Walter L. Arnstein

This I Bought
2nd Hand
Marks Not MINE

BEST AVAILABLE COPY

Third Edition



EXHIBIT FIFTY-ONE (51) ?)
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one Hundred FIFTHTEEN EXHIBITS

Germany should be cut up; at the very least, it should be deprived of the right to a standing army. A binding anti-German alliance uniting France, Britain, and the United States seemed to be the best guarantee of French security. In contrast, the United States, whose ratio of casualties to population had been only 1/50 as great as France's, had not fought consciously for material gain. Its cities had not been destroyed, nor had its people faced the prospect of starvation by submarine blockade. Consequently, it was willing to assist in the building of a new and better Europe, but not to the extent of signing an entangling alliance. Ultimately, indeed, even the slight limitation upon national sovereignty which membership in the new League of Nations would have entailed proved a stumbling block to the United States Senate.

Britain, whose cost in casualties had been half as great as France's but twenty-five times that of the United States, took a diplomatic stand somewhere between the other two. Britain had some foreign ambitions, and certain former Ottoman and German colonies were eventually added to the British Empire as League of Nations mandates. In regard to Europe itself, however, the British attitude proved more closely akin to the American than to the French. Some of England's chief objectives—the defeat of Germany, the restoration of Belgian independence, the surrender of the German fleet, the abdication of William II—had all been achieved by the time the diplomats met at Paris. Britain, though it had not fought the war to break up the Austrian Empire, could sympathize with the Poles, Czechs, Serbs, and Romanians who had thrown off generations of German, Russian, and Magyar rule. Though Lloyd George did not have such high hopes for the League of Nations as Wilson did, he was quite willing to associate Britain with the new organization. (Lord Robert Cecil, a younger son of Prime Minister Salisbury who became the British representative to the League, was a convinced Wilsonian idealist.) Lloyd George was no more eager than Wilson to sign a binding military alliance with France. He was less fearful of the new German Republic than was France, and he soon came to realize that Germany could not be destroyed as a viable state and still be expected to pay huge reparations or buy British goods. Once Germany had accepted the peace terms, Lloyd George promised in March 1919, Britain would do "everything possible to enable the German people to get on their legs again. We cannot both cripple her and expect her to pay."

The resultant treaty was necessarily a compromise, not sufficiently idealistic to please Wilson and taking insufficient heed of the needs of French security to please Clemenceau. Even Lloyd George, once he returned to London, was criticized. "I think I did as well as might be expected," he replied, "seated as I was between Jesus Christ and Napoleon Bonaparte." The main territorial and disarmament provisions of the Treaty of Versailles with Germany (and the comparable treaties with Austria and Hungary) were not so severe as a generation of critics inside and outside Germany was to contend. The provisions for reparations proved indeed both politically

unenforceable and economically impractical—the coal that Germany had to export to Italy as a reparation payment, for example, deprived Britain of a former export market—and only a small percentage of the $33 billion reparations bill was ever to be paid.

One factor of instability promoted by the Paris Peace Settlement was the new and untried governments set up in Eastern Europe. Old habits of obedience had been ended, and traditional channels of trade were blocked by new tariff walls. Yet the new boundaries reflected much more adequately than those of 1914 the national preferences of the East European peoples. A second and much greater factor of instability was the fact that, though the Great Powers of 1815 had all participated in and been substantially agreed upon the settlement of Vienna, three of the big powers of 1919 were clearly not satisfied with the Paris Peace Settlement. The Italians, one of the victors, regarded themselves deprived of legitimate gains in the Adriatic. The Russians clearly wished to bring within the boundaries of international communism all the lands the tsars had controlled, and more besides. Finally, the Germans were soon to argue that international equity required the restoration of their fleet, their colonies, and at least some of their lands in Eastern Europe, where a Polish "corridor" now separated East Prussia from the rest of Germany.

For the moment neither Germany nor Russia had the power to change the settlement, and a long era of at least relative peace seemed a reasonable hope in the summer of 1919. A balance of power of sorts had returned to the continent of Europe, and British statesmen could once again afford to turn their attention to other matters. One of these was the British Empire, upon which World War I had had a paradoxical effect. On the one hand, that empire had grown, so that a map of the world painted in 1919 could show more areas than ever "painted red" in the traditional imperial sense. The new acquisitions admittedly were neither colonies nor protectorates but League of Nations mandates, a status midway between colony and international trusteeship, in that a specific mandatory power had practical control but owed ultimate responsibility to the new international organization. In the Middle East, three of the Arab states which had hitherto been parts of the Ottoman Empire came under British auspices as class A mandates (protectorates soon to gain independence): Palestine, Trans-Jordan, and Mesopotamia (henceforth Iraq). With German and Russian influence curtailed at a time when the area was becoming an increasingly significant supplier of oil for the world, the Middle East was now predominantly a British sphere of influence. In Africa, parts of former German Togoland and Kamerun (Cameroons) and all of German East Africa (Tanganyika) became class B mandates, in which the mandatory power was granted "full powers of administration and legislation."

For the older British dominions and for India, the war had provided both an opportunity to demonstrate their loyalty to the mother country and an incentive to develop a new sense of separatism. The government in Lon-

John J. CRAPO, PRO SE
JJC/jjc

Inflation in Modern Britain


October 1961 = 100
300
250
200
150
100
Retirement pension (married couple)
General index of retail prices
Average gross earnings (all adult men manual workers)
Average net earnings (married couple)
1961
1962
1963
1964
1965
1966
1967
1968
1969
1970
1971
1972
1973

From *Social Trends: 1974* (London: H.M.S.O., 1974)

and loyalty to "a mate" outranked any awareness of the need to increase efficiency in a particular industry.

Such strikes did not merely injure the reputation for reliability of British exporters; they also led to ever more inflationary wage settlements which led in turn to comparable price rises and to demands from other unions to catch up. As inflation made British exports more expensive, the international balance of payments (after three years of surplus) plunged into deficit again in 1972. Although it had long been felt that world trade depended on a fixed long-term relationship between different currencies, the Heath ministry decided that summer to permit the pound to "float" on the international money market. By 1974, this meant a 20 percent devaluation vis-à-vis the major Western European currencies.

Although the floating of the pound temporarily aided British exporters and discouraged currency speculators, it did not solve the problem of inflation. Nor did a series of attempts by Heath to obtain a policy of voluntary price and wage restraints acceptable to both the Confederation of British Industries and the Trades Union Congress. The TUC insisted on price control but was unwilling to accept wage control, and early in November the talks broke down. As a consequence, in November 1972, Heath called for a ninety-day freeze on wages, prices, rents, and dividends. The Counter-Inflation Act that followed early in 1973 set up a Price Commission and a Pay Board and was designed to impose a rigorous limit on all increases. The turnabout in policy was a hard pill for the Conservative party to swallow; stock market prices began to plummet, and trade unions remained publicly uncooperative. Yet during 1973 the amount of industrial unrest did subside, and the rate of inflation did decline.

Inflation was not solely the product of domestic causes. It was also the consequence of a worldwide rise in the price of raw materials. The most dramatic example of this was the sudden quadrupling of oil prices by the Organization of Petroleum Exporting Countries in November 1973, the by-product of yet another Arab-Israeli war. Although Britain still utilized relatively more coal than did the United States or Western Europe, more than half of its economy was dependent upon oil, and virtually all of that oil was imported from the Middle East. The result was the onset of a worldwide economic recession and an overwhelming new threat to Britain's uneasy balance of payments position. British mineworkers decided to take advantage of the renewed importance of the coal that generated most British electricity by seeking wages far in excess of Heath's anti-inflation guidelines. In November they banned all overtime in the mines; this meant a cutback in production of 40 percent. In order to conserve the diminishing coal supply, Heath put most of British industry on a three-day week as of January 1, 1974. The resulting decline in production proved to be far smaller than anticipated, demonstrating the potential capacity of British industry when both labor and management work at peak efficiency. Numerous last-minute negotiations failed to head off a total miners' strike in early

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Early in 1966 Prime Minister Wilson decided to risk a new general election in order to strengthen his government's parliamentary majority. By then the Conservative opposition no longer was headed by Alec Douglas-Home, who had resigned during the previous summer, but by Edward Heath. For the first time the Conservative party had chosen its leader by the formal balloting of its House of Commons members rather than by secret informal consultations within the party's inner circle; Heath had narrowly emerged as the victor over Reginald Maudling. In his social background—the son of a carpenter and a lady's maid—and in his reputation as a hardheaded professional, Heath resembled Wilson more than he resembled his somewhat casual aristocratic predecessor, Douglas-Home. Yet as the election campaign made clear, Wilson and Heath were far from identical. In his television appearances, Wilson looked and sounded like a national leader who truly understood and could cope with the grave problems of the day. Heath emerged as earnest and honest but somewhat dull; he found it difficult to arouse fervid enthusiasm in an audience. The election proved to be a solid Labour triumph. There was a significant swing to Labour in the total popular vote and a still more obvious swing in the number of parliamentary seats: Labour, 363; Conservative, 253; Liberal, 12.

The Perils of the Pound

In his more sanguine moments in the spring of 1966, Prime Minister Wilson may well have believed that his government had survived its economic time of troubles and that in a calmer atmosphere it could go about encouraging the process of constructive social change. Instead, the years 1966–1969 continued to be shadowed by the problem of Britain's international balance of payments. Economically speaking, Britain appeared to be "the sick man of Europe"; and the British public became accustomed to newspaper warnings that the pound was once more in peril. The intricacies of international finance are little understood by the average citizen, and so a prime-ministerial call to "save the pound" failed to evoke the same spirit of national unity that Winston Churchill had aroused with his defiant "We shall fight them on the beaches. . . . We shall never surrender."

The average citizen did become more immediately aware of the impact of world finance upon his own daily activities when a six-week seamen's strike in May and June of 1966 precipitated a sharp reduction in exports and a new run on the pound. The government, which had entered office in 1964 on a pledge to end the "Stop-Go" syndrome, now instituted the stiffest and most deflationary "Stop" of the post–World War II period. Again the bank rate was raised and installment-buying regulations were tightened in order to curb the supply of credit. Taxes on alcoholic beverages and gasoline as well as income were raised to soak up consumer purchasing power. A limit of £50 ($140) a year per person was placed on English tourist spending abroad. The Prices and Incomes Act of August 1966 imposed a six-month standstill on all wage, salary, and dividend increases, to be followed by a system of "severe restraint" for another six months.

These severe deflationary measures did have some success in curbing inflation and the growth of imports, but only at the expense of drastically curtailing the rate of economic growth envisaged in the National Plan. Early in 1967, Wilson's government made a new bid to have Britain join the Common Market; the decision won the approval of the House of Commons by a vote of 488–62 but was once again blocked by the opposition of President de Gaulle of France. Britain's economic recovery was further impeded by the Six-Day War between Israel and its Arab neighbors in June 1967. The indefinite closing of the Suez Canal added £20 million a month to Britain's import bill, and a three-month embargo on oil shipments by Arab lands, whose leaders falsely accused the British government of having served as Israel's accomplice, complicated matters still further. Continuing economic difficulties led to the decision to place additional curbs upon overseas military expenditures, a major drain on the balance of payments, by a plan to close Britain's last major military bases east of Suez by the mid-1970s. This decision involved Singapore and a number of small Arab states like Kuwait adjoining the Persian Gulf; little thought was given to the possibility that such a step would place Britain's oil imports during the 1970s in even greater peril. The base on the tip of the Arabian peninsula at Aden was given up in 1968. Britain remained firm in regard to its bases west of Suez and resisted Spanish pressure and harassment to force the return of Gibraltar to Spain after 260 years. In September 1967, a referendum of Gibraltar citizens demonstrated that they preferred British to Spanish rule by a margin of 12,138 to 44 and confirmed the government's resolve. Wilson had indifferent success in his efforts to help extricate the United States from the Vietnam quagmire, but Britain helped negotiate the 1967 treaty banning nuclear weapons from outer space and the 1969 agreement barring further nuclear proliferation.

The economic difficulties occasioned by the closing of the Suez Canal were compounded by a six-week-long dock strike in Liverpool and London in September and October 1967. A new "flight from the pound" led to the November decision that it would be necessary after all to devalue the pound in terms of the dollar (from $2.80 to $2.40) and other currencies. James Callaghan (1912–), the Chancellor of the Exchequer identified with preventing devaluation, resigned and exchanged positions with Roy Jenkins (1920–), the Home Secretary. Jenkins soon made it clear that the government would not permit the chief advantage of devaluation—making British exports cheaper abroad—to be dissipated by the rapid growth of prices and wages at home. The Prices and Incomes Board retained the power to delay and restrain inflationary wage increases, and the April 1968 budget again raised income and sales taxes. Drug prescription charges were re-imposed, and the institution of a school-leaving age of sixteen (rather than

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the affair sparked comparable criticism. Labour party leaders denounced the intervention; Aneurin Bevan, for one, condemned the use of "epic weapons for squalid and trivial ends." Labour found it difficult to capitalize upon Eden's embarrassment, however, since many of its followers proved clearly sympathetic to the assertion of British power. Conversely, the intervention pleased the diehard imperialists in the Conservative ranks, though at least forty Conservative M.P.s threatened to desert the government unless the troops were withdrawn. Prime Minister Eden, whose vacillation had been at least partly responsible for the fiasco, now became physically ill, resigned his office in January 1957, and retired from active politics by moving to the House of Lords as Earl of Avon.

For the first time since 1923, a monarch was given the duty of choosing a prime minister without an obvious candidate in sight. Richard A. Butler seemed the most likely selection, but, acting presumably upon the advice of Lord Salisbury (the Conservative leader in the House of Lords) and Sir Winston Churchill, Queen Elizabeth nominated Harold Macmillan (1894–). Macmillan, a book publisher by profession and first elected M.P. in 1924, had won renown as Churchill's housing minister and soon succeeded in restoring confidence both in his party and in his country.

In the early months of 1957, public-opinion polls had revealed a sizable shift toward the Labour party; but as the Suez crisis receded in the public memory and times remained prosperous, Macmillan's stock rose. An amiable Edwardian facade hid a shrewd and at times ruthless politician who increasingly impressed his party followers as a veritable "Supermac." His Labour party counterpart in the 1959 general election was Hugh Gaitskell, the onetime economics instructor who had won out in a three-cornered party election over Morrison and Bevan upon Attlee's retirement from the party leadership in 1955. Gaitskell, though impressive in his intelligence and sincerity and though successful in rewinning the allegiance of Aneurin Bevan (who had once called him a "desiccated calculating machine"), was unsuccessful in completely uniting his party. Nor did he find it easy to counter Macmillan's program of peace and prosperity or the Conservative slogan: "Life is Better Under the Conservatives." In 1959, for the third consecutive time, the Conservative party won a general election; and for the fourth time in a row, it gained seats. It attracted 49.4 percent of the popular vote to Labour's 43.7 percent. In the House of Commons it now possessed a majority of 365 to 258.

Twilight of Empire: Africa

Although the Suez crisis had no long-range political effects within Britain, it clearly did have long-range effects in the British Empire. "I did not become the King's First Minister in order to preside over the liquidation of the British Empire," Winston Churchill had declared in 1942. And, indeed, he lived up to his word. In neither of his two ministries did any

British dependency gain independence; the devolution of the greater part of the Asian empire had taken place during the Labour ministry. And during Churchill's government of 1951–1955, Britain withstood assaults on its remaining empire by successfully suppressing a Communist revolution in Malaya and the Mau Mau revolt in Kenya.

During the second half of the decade, the situation changed. In 1956 the onetime Anglo-Egyptian Sudan was set up as an independent republic, and a long drawn-out rebellion against French rule began in Algeria. Nasser's survival of the Suez invasion strengthened his own prestige; and once Africa north of the Sahara had gained its independence, could Africa south of the Sahara be far behind? The Macmillan government, despite the reservations of some of its supporters, decided to embark upon a gradual program of independence within the Commonwealth for almost all of the African dependencies, rather than await the otherwise inevitable rebellions. As recently as the 1930s the British government had felt committed to the preservation of African tribal institutions. It was with some reluctance that the British acquiesced in the wishes of the newly urbanized and politically conscious African elites who saw the future in terms not of tribal chiefs but of popular representation, political parties, and responsible government molded on the British example.

In few of these areas had British influence ever been as pervasive or as longstanding as in India; but in all of the new African countries—whose boundaries were often the accidental by-products of nineteenth-century European diplomacy—British governmental and educational institutions had made some impact. Ghana (formerly the Gold Coast) began the process of independence in 1957. Nigeria, Britain's most populous West African dependency, gained freedom in 1960, as did British Somaliland, which became part of the republic of Somalia. Tanganyika, one of Britain's League of Nations mandates, gained its independence in 1961; three years later it formed a union with the erstwhile British protectorate of Zanzibar to become Tanzania. Sierra Leone, which had been founded as a colony for freed black slaves in 1787, became independent in 1961. Uganda and Kenya followed in 1962 and 1963 respectively, and tiny Gambia in 1965. Back in London in 1966 the Colonial Office ceased to be a separate ministry in the government.

For a time, British members of both political parties harbored the hope that in a divided world the Commonwealth could act as a bridge between nations of different races and stages of economic development. In a tour of the Union of South Africa in 1960, Prime Minister Macmillan sought to convince the government of that country that it too should heed "the winds of change" that were sweeping the continent; but South Africa, controlled since 1948 by the (Boer) Nationalist party, adamantly adhered to its policy of "apartheid" (racial separation in theory, white supremacy in practice). In 1961 South Africa declared itself a republic and severed all ties with the Commonwealth. South Africa remained part of the sterling

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Britain in the 1960s: The Uncertain Society

20

The apparent complacency of the early 1950s was broken in 1956 by the Suez crisis, which seemed to illustrate—perhaps even to exaggerate—Britain's diminished role as a world power, and by the premiere of John Osborne's play, *Look Back in Anger*. Its hero (or antihero), Jimmy Porter, takes for granted the social security provided by the welfare state but remains dissatisfied with his lot. "I suppose," he laments, "people of our generation aren't able to die for good causes any longer. We had all that done for us, in the thirties and the forties, when we were still kids. There aren't any good, brave causes left." These two unrelated events set the scene for the confusing decade and a half that followed: the increase of private affluence combined with economic uncertainty on the national level; the continued evolution (or devolution) of the British Empire into a Commonwealth of independent nations; and the search by British diplomats for a meaningful role in a nuclear age dominated, until the mid-1960s at least, by the United States and the Soviet Union. The period also brought a mood of self-questioning within Britain by a generation that had forgotten the spirit of national self-discipline evoked by the Second World War. The result was a rebellion against traditional social values, a temporary "worship" of the vitality of youth, and a search for "good, brave causes" to work for, if not to die for, within the framework of a materially successful twentieth-century society.[1]

[1] Some of the events discussed in this chapter are taken up in the final chapters of T. O. Lloyd, *Empire to Welfare State* (New York, 1970),* Arthur Marwick, *Britain in the Century of Total War* (Boston, 1968), and Pauline Gregg, *The Welfare State* (London, 1968). Anthony Sampson, *Macmillan: A Study in Ambiguity* (London, 1967), analyzes the politics of the later 1950s and early 1960s, while Harold Wilson has provided his own assessment of the first ministry he led, *The Labour Government, 1964–1970* (London, 1971). The politics of the later 1960s are appraised somewhat differently by a

Suez and After

In the course of 1956, East-West relations, Britain's role in the Near East, and Anglo-American friendship all received rude shocks. Although Britain had helped to inspire twentieth-century Arab nationalism, the Palestine dilemma of the 1940s had damaged British prestige in the area. Only long negotiations had enabled Britain to save the Anglo-Iranian Oil Company from the nationalizing plans of Premier Mossadegh of Iran in the early 1950s. An Egyptian revolution in 1952 replaced the complaisant King Farouk with the militant Colonel Nasser, who in 1954 obtained an agreement from Britain to withdraw the last of its military forces from Egypt in return for his promise to uphold the international convention of 1888 guaranteeing freedom of navigation through the canal.

By June 1956, when the last British troops withdrew from the Canal Zone, both Russian and American missions were already competing against each other in the Nile Valley. In July, however, after Secretary of State Dulles announced that the United States would not after all build a high dam at Aswan for Egypt, Nasser in violation of the spirit if not the letter of the 1954 treaty retaliated by nationalizing the Suez Canal. France and Britain decided not a acquiesce in this apparent *fait accompli;* but their attempts to arouse world opinion against the Egyptian dictator received only indifferent backing from the United States. Partly in concert with Israel, which was fearful of Russian arms shipments to Egypt, secret plans for a military operation were drawn up. On October 29, Israeli forces launched an attack across the Sinai desert. The next day Eden announced that France and Britain were intervening between Israel and Egypt and would temporarily occupy the Suez Canal.

The Suez intervention was to be criticized alternatively for its immorality and for its mismanagement. Clearly Britain expected American acquiescence, if not support; instead, Secretary of State Dulles teamed up with the Russians in the United Nations to condemn the Anglo-French intervention and to save Nasser at the very same time that Russian tanks were crushing a Hungarian revolution in the streets of Budapest. When the British and French governments agreed to a cease-fire on November 6, their forces had failed to occupy all of the Canal Zone, and the Egyptians themselves had blocked the waterway. A face-saving formula, worked out largely by Canadian Foreign Minister Lester Pearson, had UN forces replace the Anglo-French invaders.[2]

In the Near East, the intervention marred a widespread British reputation for fair dealing, and its failure lowered British prestige. Back home,

judicious independent Conservative, Robert Rhodes James, in *Ambitions and Realities* (London, 1972). Although his analysis is unduly schematic, Christopher Booker provides a vivid account of the social transformation that Britain underwent between the mid-1950s and the mid-1960s in *The Neophiliacs* (London, 1969).

[2] Hugh Thomas, *The Suez Affair* (London, 1967), recounts the events in detail.

^ BY IDACORP STCH HLDR John J. CRAPO.
JJC/jjc 5:07 AM

which declined to keep any association with the Commonwealth. Though prompted by domestic economic difficulties as well as by long-standing political principles, and though marred by violence between Hindus and Moslems, Britain's peaceful transfer of power in India remains an extraordinary example of enlightened statesmanship.[6]

This statesmanship was far less evident in the Near East, specifically in Palestine, where the British had been dominant since their occupation of Jerusalem in 1918 and their assumption of a League of Nations mandate in 1919. The Balfour Declaration of 1917 had pledged the establishment of a national home for the Jewish people in Palestine. At the same moment when the British government was seeking to win the support of Jews throughout the world by this move, it was also encouraging an Arab national revival against the Ottoman Empire; thus the immediate dictates of World War I diplomacy trapped successive British governments upon the horns of a dilemma largely of their own making. Although the 1920s brought much economic progress to Palestine, clashes between the growing number of Jewish immigrants and the resident Arabs became ever more frequent during the interwar years. A British plan of partition was rejected by the Arabs in 1936, and in a 1939 White Paper the British government announced its intention of creating a single independent state predominantly Arab in population. Jewish immigration was limited to 1,500 per month until 1944, when it was to be halted altogether. The policy appeared needlessly heartless to those relatively few Jews who succeeded in escaping from Nazi persecution.

Tensions in Palestine itself eased somewhat during the Second World War; but with the end of hostilities, Zionist aspirations for an independent Jewish state revived. It seemed imperative to provide a homeland for those Jewish refugees who had escaped the Nazi gas chambers, but the British government remained reluctant to alienate Arab opinion by again permitting unrestricted Jewish immigration. The desire to maintain oil concessions in the Near East, fear for the safety of the Suez Canal, pro-Arab sentiment on the part of some officials, and a genuine sense of being a neutral party above the battle all influenced the formation of British policy. The occupation of Palestine involved 100,000 British troops and cost the British Exchequer more than £100 million between 1945 and 1947. Ernest Bevin, Labour's Foreign Secretary, felt sure at first that he could resolve the dilemma; but both he and many of his countrymen were increasingly frustrated as Jewish terrorist groups attacked isolated groups of British military personnel and on one occasion blew up the largest hotel in Jerusalem. The deaths of British soldiers led to a number of anti-Semitic outbursts within Britain and a resentment on the part of Bevin against a widespread pro-Zionist attitude in the United States.

[6] V. P. Menon, *The Transfer of Power in India* (London, 1952); Michael Edwards, *The Last Years of British India* (London, 1963); B. N. Pandey, *The Break-Up of British India* (London, 1969).*

The British government's handling of the Palestine issue showed the same blindness to the reality of Jewish nationalism which had in earlier years been shown toward Irish nationalism. In 1947 the United Nations voted for a partition plan that would have provided the Jewish population with an independent though territorially almost indefensible state. The Arab states refused to acknowledge the decision, and Britain abstained, announcing that it would end its Palestine mandate in 1948. Bevin's expectation was that without British protection, the Jews would be driven into the sea and that only by withdrawing their army could the British prove how necessary their presence was. An Arab-Jewish war did break out in April 1948; but contrary to British anticipations, the beleaguered Jewish forces not only emerged victorious but upset the original boundaries established by the United Nations and forged a state with a viable and defensible frontier. An independent state of Israel was proclaimed, and Chaim Weizmann, the naturalized British citizen (and chemist) who had helped to secure the Balfour Declaration, became the country's first president.

While Palestine proved in some ways to be the Labour government's "Irish Question," actual Anglo-Irish relations were more harmonious. During the 1930s, the independent Irish Parliament had removed most of the links that still bound Ireland to Britain after the treaty of 1922. The parliamentary oath of loyalty to the British monarch was abolished; so was the post of governor-general and the right on the part of an Irish citizen to avail himself of the British Privy Council as a final court of legal appeal. After 1937 when a new republican constitution was adopted by the Irish Free State, the only remaining link was that British diplomats continued to represent Ireland in those countries to which Ireland sent no envoys of her own. Ireland broke this last tie in 1948, and Britain in the Ireland Act of 1949 acknowledged that the Irish Republic had ceased to be part of "His Majesty's Dominions" but guaranteed to the Northern Irish that their section of the island would remain part of the United Kingdom so long as their autonomous parliament preferred such an arrangement. The Ireland Act also stated that, though the Irish Republic was completely independent, its citizens were not to be regarded as foreigners in England. They retained, and still retain, free access as visitors or immigrants and, if resident in the United Kingdom, they have the right to vote in British elections. Moreover, the economies of Britain and the Irish Republic remain tightly intertwined.

The Cold War

The force of nationalism was one of the great determining forces of the post–World War II world. The other was the Cold War between Russia and the Western allies. In one sense, the Cold War was implicit in the very manner in which World War II had come about. Although the fact was little recognized at the time, World War II had ceased, from 1940 on, to be a war that the Western democracies could win in any absolute sense. By

EXHIBIT FIFTY-SIX(56)
OF ONE HUNDRED FIFHTEEN (115) EXHIBITS
MAY FOURTH(04th) YEAR 2002
BY STCKHLDR
John J. CRAPO, PRO SE
JJC///C

EXHIBIT FIFTY-SEVEN (57) OF one Hundred FIFTHTEEN (115) EXHIBITS MAY 04th Year 2002

Africa" was judged by the major powers in terms of whether it aided or injured their relative strategic and political position in Europe. Such diplomatic considerations played at least as significant a role in bringing on the "new imperialism" as did specific economic interests.

Once the scramble for Africa had started in the early 1880s, the surprising thing is that, though it caused occasional war scares, it did not lead to a general war between the Great Powers. The map of the "dark continent" was painted a hodgepodge of bright imperial colors within little more than a decade; yet the powers generally abided by the ground rules for African aggrandizement laid down at the Conference of Berlin in 1884–85.[2]

Although the thoughts of statesmen may have been primarily upon the European balance of power, a host of other motives inspired individual imperialists. Not the least of these was that of "civilizing" the native races. The Anglican Church Missionary Society had been active in Africa since the beginning of the century, and most Nonconformist denominations had established their missions as well. It was missionaries like Livingstone who had long been urging the white man's duty to bring civilization and Christianity to Africa. They discovered to their horror in the 1850s that, while British example and the British naval patrol had virtually ended the slave trade in West Africa, this iniquitous practice still flourished in East Africa. There the sultan of Zanzibar protected the Arab vendors of human flesh who dominated the East African coastal trade. It was as a result of British pressure that the sultan reluctantly restricted the East African slave trade, which ended altogether in 1876. But slavery remained, and it was not until shocked public opinion and missionary zeal pressured the British government into establishing a protectorate over Zanzibar in 1895 that the institution of slavery was finally abolished there.

Although H. M. Stanley once estimated that if Christianity were able to teach the natives of the Congo no more than to cover their nakedness with a single Sunday-go-to-meeting dress apiece, this alone would create a market for "320,000,000 yards of Manchester cotton cloth," missionary pressure alone was rarely sufficient to bring direct government intervention. When the state did intervene, however, the missionaries were a significant humanitarian group reminding the British government that native peoples deserved protection, that they should not be exploited through forced labor, that they should be considered as equal before the law, and that whenever possible their customary forms of landholding and tribal government (though not religion) should be preserved.

The missionaries often shared in the assumption, fortified by the pseudo-scientific findings of Social Darwinists like Benjamin Kidd and

[2] No power was to declare a new protectorate without giving due notice to the others or without making some pretense of occupying the area. Disputes were to be settled by arbitration.

C. H. Pearson, that the European peoples, and especially the Anglo-Saxons, were innately superior to men of all other colors. That sense of superiority gave rise to much that was arrogant, cruel, and unwarranted, and was to earn for the white man the undying hatred of men not "blessed" with the same color of skin. Yet, as Rudyard Kipling suggested in "The White Man's Burden" (1899), the conviction that such superiority involved an obligation as well as an advantage was the motive that sent thousands of Englishmen to toil and suffer in remote parts of the earth:

> Take up the White Man's burden—
>   Set forth the best ye breed—
> Go bind your sons to exile
>   To serve your captives' need;
> To wait in heavy harness,
>   On fluttered folk and wild—
> Your new-caught, sullen peoples,
>   Half-devil and half-child.

Although in the 1970s old-style imperialism or colonialism may be condemned in toto, the late-nineteenth-century imperialistic spirit cannot be understood unless it is realized that it included a considerable element of "Peace Corps" idealism.

Still another component of late-nineteenth-century imperialism was its popularity with the newly enfranchised masses; and at least one historian has maintained that the electorate that emerged from the Reform Bills of 1867 and 1884 was less inclined to take a penny-pinching attitude toward colonies than the industrious middle-class voter of the previous generation. The high tide of imperialism coincided with the rise of the popular press, and the daily papers often made imperialism a romantic subject. It was, after all, a newspaper that sponsored Stanley's hunt for Livingstone. The empire-building urge was inspired also by the works of H. Rider Haggard (*King Solomon's Mines*, for example), Kipling's tales of India, and the ninety novels addressed by G. A. Henty to the youthful English reader. Henty's hero was almost invariably a typical product of England's public schools:

> a good specimen of the class by which Britain has been built up, her colonies formed, and her battlefields won—a class in point of energy, fearlessness, the spirit of adventure, and a readiness to face and overcome all difficulties, unmatched in the world.

Writings such as these helped to mold the popular attitude toward the glories of empire "played out against a gaudy backdrop of tropical forests, and great sluggish rivers, and empty plains, and sand, and terrible mountain passes."[3]

Clearly a great many late Victorian Englishmen took a vicarious satis-

[3] D. G. Creighton, "The Victorian and the Empire," in Schuyler and Ausubel, eds., *The Making of English History* (New York, 1950).

BY STCKHLDR JOHN J. CRAPO. PRO.SE JJC/JJC

EXHIBIT FIFTY-EIGHT (58) OF ONE FIFTHTEEN (115) EXHIBITS
MAY 04th Year 2002


THE BRITISH EMPIRE IN 1919
Colonies and Protectorates
Dominions
League of Nations Mandates
ARCTIC OCEAN
PACIFIC OCEAN
INDIAN OCEAN
ATLANTIC
AFRICA
AUSTRALIA
NEW ZEALAND
TASMANIA
UNITED KINGDOM
IRELAND
NEWFOUNDLAND
BERMUDA
BAHAMAS
JAMAICA
GIBRALTAR
GAMBIA
SIERRA LEONE
GOLD COAST
KENYA
TANGANYIKA
SOUTHWEST AFRICA
UNION OF SOUTH AFRICA
HONG KONG
NEW GUINEA
SOLOMON IS.
GILBERT IS.
FALKLAND IS.
SOUTH SHETLAND IS.
SOUTH GEORGIA

the multiple membership in the League was often cited by opponents of the League as a reason for steering clear of the venture. In fact, the initiative for separate representation had come from Canada; it was less a tribute to Lloyd George's Machiavellian cunning than a reflection of political embarrassment. Dominion status henceforth was to connote a high degree of foreign-policy autonomy as well as domestic independence. In this sense the First World War was a giant step toward the gradual transformation of the British Empire into what some men in 1918 were beginning to call the British Commonwealth of Nations.[2]

A Solution for Ireland

As so often before in British history, the most troublesome of imperial problems provoked by war was the one next door in Ireland. While Redmond and his fellow Irish Nationalists had sought to rally their countrymen to the British cause as the only way of winning Home Rule without splitting their island, the revolutionary members of Sinn Fein preferred to take advantage of the war by accepting German aid, as some of their predecessors had once sought Spanish or French help. By the spring of 1916 little German support had been forthcoming and a majority of Sinn Fein leaders were in jail. A minority, however, succeeded in April 1916 in launching "the Easter Rebellion" in Dublin. A republic was declared, but within a week the insurgents had been defeated. The mass of Irishmen might have remained acquiescent had not the British government decided to execute fifteen of the ringleaders. Another leader, Eamon de Valera (1882–1975), escaped by reason of American citizenship, and he henceforth led the movement for complete independence. In the aftermath of the Easter Rebellion Lloyd George secured from Redmond and Carson an agreement on a compromise plan whereby Home Rule would have been immediately implemented (with Ulster excluded for the time being). Unionist opposition within the coalition cabinet killed this last opportunity to resolve the question peacefully. Irish hostility forced the British government to give up its plan to impose conscription upon that portion of the British Isles. By 1918 the "Time of Troubles," which was to inspire a great part of the best twentieth-century Irish literature, had begun, and much of southern Ireland had become in effect an occupied country.

The general election of 1918 sealed the doom of Redmond's constitutionalist policy. The Sinn Feiners elected were pledged to sit in a parliament in Dublin but never in Westminster, and in January 1919 those not in jail or in hiding renewed their declaration of independence and attempted to set up their own parliament in Dublin. The result was civil war between the British "black and tans" (soldiers whose uniforms combined the

[2] Nicholas Mansergh, *The Commonwealth Experience* (London, 1969) is a reliable guide to the twentieth-century evolution of empire into commonwealth.

BY IDACORP STCKHLDR JOHN J. CRAPO
PRO SE JJC/jjc

EXHIBIT FIFTY-NINE (59) OF 115 (One Hundred FIFTHTEEN) EXHIBITS MAY Fourth (04th) Year 2003 by STUHLOR John J. CRAPO, PRO SE

JJC///C

don might still have claimed in 1914 the technical right to involve all dominions in war, but it could hardly not have compelled their military ... Yet tiny New Zealand sent 112,000 troops to fight overseas, almost as ... a percentage of its total population as was recruited for the armed forces ... the British Isles themselves; and even larger contingents (representing a somewhat smaller percentage of the total population) were sent by Australia, Canada, and South Africa. Almost the entire professional Indian army (80,000 Europeans and 230,000 Indians) was immediately sent ... Europe or the Middle East, and over a million Indians fought overseas before the war was over. The motives ranged from traditional loyalty ... emigrant sons and outrage at German militarism to a desire (in India ... least) to be rewarded with a greater degree of self-government.

War weariness at times sapped the spirit of imperial unity overseas just as it encouraged political discord at home. Some South African Boers wished to take advantage of the conflict to regain their republican status; ...



THE BIG FOUR AT PARIS, 1919
British Prime Minister David Lloyd George is seen here with Italian Prime Minister Orlando, French Premier Georges Clemenceau, and U.S. President Woodrow Wilson. *U.S. National Archives.*

... Boer leaders, like Botha and Smuts, *working* in cooperation with South ...ans of English origin, kept South Africa in the war. New Zealand and ...da adopted military conscription, in emulation of the mother country, ...gh in the latter country the issue opened the latent Anglo-French rivalry. ...nch Canadians took comfort in the fact that the British Empire and ...ce were, *for* once, allies, but they still opposed conscription if only ...use the French Third Republic was anti-clerical rather than loyally ...holic. Australia, whose labor party was much influenced by emigrant ...men, narrowly voted down conscription in two national referendums. ... all other ways Australia cooperated loyally with the imperial war effort, ...d all the dominions as well as India found cause to take pride in the ...itary exploits of their fighting men.

In India, the war impelled the British government to spell out its ...ure intentions. Edwin Montagu, Secretary of State for India, did so in ...917 when he called for "the increasing association of Indians in every ...anch of the administration, and the gradual development of self-governing ...stitutions, with a view to the progressive realization of responsible government in India as an integral part of the British Empire." The same spirit characterized the Montagu-Chelmsford Report of 1918, which in turn led to the Government of India Act of 1919. "Transferred" powers were henceforth to be exercised by ministries responsible to the elected provincial legislatures, and only "reserved" powers remained directly in the hand of British officials. Nationalist leaders were disappointed by the limited nature of the reforms and launched a civil-disobedience campaign against new antisedition acts that accompanied them. In Amritsar, General Reginald Dyer ordered his native troops to fire upon an unauthorized assembly. The resulting "Amritsar Massacre" killed 379 people and wounded 1,200 others. Some Englishmen applauded the action as having averted a second Indian mutiny, but Asquith termed it "one of the worst outrages in the whole of our history." Dyer was ultimately dismissed from the service, and members of the Indian National Congress found new fuel to enflame the sometimes fitful nationalistic zeal of their countrymen.

For a time in 1917 and 1918 an Imperial War Conference of Dominion Prime Ministers and representatives from India convened regularly in London. They generally met with Lloyd George's five-man war cabinet as an enlarged Imperial War Cabinet. Such wartime planning promised to revive Joseph Chamberlain's hope of a federal supergovernment for the British Empire, but the entry of the United States into the war and increasing interest in the prospective League of Nations tended to sidetrack such speculation.

The dominions and India demanded, and eventually received, the right to separate membership at the Paris Peace Conference; and Canada, Australia, New Zealand, South Africa, and India were granted separate representation in the League of Nations. Many Americans saw this decision as an example of British duplicity in that it increased British representation;

JOHN J. CRAPO. PRO SE
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May 07th
year 2002
9:58 PM

VIA Certified mail
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Mr ~~RobertL.~~ Robert L. MOSCOW

Dear Ladies & Gentlemen
my Amendment
I'm uncertain how much I can
do with this I need to use a toilet
AND then wash & dry afterwards.
I'll do what I can - and how
to make last subway home
the weather is very humid

J. J. CRAPO, Pro Se
May Seventh (07th) 2002
Page two (02)

I use my portable cart. I've a box on it - also a bag.
At subway IN Bound a serious problem
Stairway open - but No escalator!

I've a SOFT SWIVEL CHAIR ON WHICH TO SIT

Sincerely

John J Crapo, Pro Se
NON LWYR

ENclosures: Six (06)

P.S. Someone officious WAS sitting IN place where I like to sit - not a customer - has left - I'll move to that seat. Hope not to Have more troubles

JJC/jjc

I've moved over 10:11 PM

EXHIBIT ONE (01) OF SIX (06)

May Seventh
Year 2002

Kinko's, INC
One Mifflin Pl
Cambridge MA 02138

Dear Mr McDONOUGH

The documents of Ms Cornelia G. Patten - namely Seven (07) pp - last will and testament & power of attorney were at my work station. I call them to your attention

Sincerely

John J. Crapo, Pro Se

Enclosures: Seven (07)

JJC/jjc

EXHIBIT two (02) OF SIX (06)

May Seventh
year 2002

Kinko's INC
one mifflin pl
Cambridge MA 02138

Dear Mr McDONOUGH

The documents of Ms Cornelia G. Pattey - namely Seven (07) pp - last will and testament & power of attorney were at my work station. I call them to your attention

Sincerely

John J. Crapo, Pro Se

ENclosures: ~~Seven (07)~~ (FOUR) 4

JJC/jjc

McDonald's Corporation
Thank you for eating at McDonald's
John J. Crapo, Pro Se
THANK YOU
South Station McD TEL# 6172611551
34 KS#02 S#1 May.07'02(Tue)20:28

Order #234 TO GO

1 EV7-CC	3.70
1 42/COKE	1.59
1 SUP/SIZE	0.40
SUB TOTAL	5.69
TAKE OUT TAX	0.28
	5.97
CASH TENDERED	20.00
CHANGE	14.03

Kinko's (617) 497-0125
ONE MIFFLIN PLACE
CAMBRIDGE, MA 02138
John J. Crapo, Pro Se

QTY	DESCRIPTION	DISC	PRICE	AMOUNT
20	ES B&W S/S WHITE STD			
	0.08	0.00	0.08	1.60

SUB 1.60 TX 0.08 TOT 1.68
CASH 1.70
CHG 0.02

Mr Sldev
John --- gave copy will to other pp which were sent here

CW 332 TR 1217479 RG 5 05/07/02 18:57
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EXHIBIT three (03) OF Six (06)
may 07 2002
Mr Crapo Pro Se

DURABLE POWER OF ATTORNEY

KNOW ALL PEOPLE BY THESE PRESENTS:

That I, Cornelia G. Patten, of Boston, Suffolk County, Massachusetts, do hereby constitute and appoint my daughter, Susan L. Patten, of Amesbury, MA, to be my true and lawful attorney, for me and in my name and stead from time to time:

To demand, sue for or upon and receive all certificates of stock, bonds, securities, debts, claims, rents, interest, dividends (in whatever form and of whatever nature), monies and choses in action belonging to me, or to which I am now or may hereafter become entitled, or which are or may become due, owing or payable to me from any person or persons whomsoever (natural or corporate), and in my name to give effectual receipts and discharges for the same;

Upon receipt of any check, note, bill of exchange or other negotiable instrument or security for money payable to me, for me and on my behalf to collect the same and to receive the proceeds thereof, and for that purpose to endorse any such instrument;

To deposit in my name, or in the name of my said attorney, any or all monies or funds received by my said attorney, as such attorney, with any bank or banking institution, and from time to time to draw and sign checks upon or otherwise to withdraw any monies or funds from any or all accounts standing in my name or in the name of my said attorney in any bank or banking institution, and to disburse or apply any such monies or funds belonging to me for or to any of the purposes in this instrument stated;

To sell or buy for cash or on credit or to exchange for other property any certificates of stock, bonds, or other securities, any other personal property, tangible or intangible, or any real property, at public or private sale or transaction, all upon such terms and conditions, including warranties of title, as said attorney shall think fit, and to receive, transfer, convey, assign or release the same by good and sufficient instrument or instruments in writing to (or as directed by) the purchaser or purchasers thereof, no such purchaser to be responsible for the application of the purchase money or other thing of value paid or transferred to my said attorney; to give or receive money for equality of exchange; and from time to time in my name or in the name of my said attorney to invest any money or other assets belonging to me in all types of securities and other property of whatsoever nature and howsoever denominated, and from time to time and as often as my said attorney shall think fit to change investments.

To pay, out of any money or other assets belonging to me any or all debts or other obligations due, owing or payable or to become due, owing or payable from or by me;

To begin, prosecute, enforce, or defend, answer or oppose any actions or other proceedings, whether at law or in equity, arising out of any of the matters in this instrument stated or otherwise

EXHIBIT FOUR(04) OF SIX(06)
May 07 2002
Mr Crapo ProSe

in connection with any property belonging to me, and to compromise, adjust and settle upon such terms as my said attorney shall think fit any and all claims either in favor of or against me;

To prepare, sign, make oath to, and file all tax returns required by the laws of the United States, or of any state thereof, or of any municipality therein, or of any subdivision of any thereof to be filed by me, and to prosecute, defend, adjust, settle and compromise all claims of the United States or any such state, municipality or subdivision against me for any and all income or other taxes erroneously assessed or collected and in that behalf in my name and stead to execute, make oath to and file any and all claims for abatement, credit or refund or tax returns in connection therewith, to institute suits, attend all conferences and hearings before the representatives of the Treasury Department of the United States or the representatives of the tax department of any such state, municipality or subdivision;

To represent me before any office of the Internal Revenue Service or the Massachusetts Department of Revenue in income or gift tax matters with respect to any years;

To vote at the meetings of any corporation, trust or association, to assent to any reorganization and otherwise to act as my proxy or representative, in respect of any bonds, stocks or other securities now held or which may hereafter be acquired by me, with full power of substitution and for that purpose to sign and execute in my name any proxy or other instrument;

? To have and exercise access to any safe deposit box or boxes standing in my name and to remove and generally to deal with the contents thereof;

? To manage any and all real estate of which I may be possessed or in which I may have any interest wheresoever the same may be situated; to execute, acknowledge and deliver any leases of all or any part thereof, with such covenants, conditions and provisions as my said attorney may deem advisable, and to accept the surrender of any lease; to make repairs and improvements on any buildings thereon; to insure the same against loss or damage by fire, loss of rents, liability for accidents, and against such other contingencies as my attorney may deem best, for such amounts, and in such companies, as said attorney may deem advisable;

? To borrow money upon such terms as said attorney may deem proper (with or without the pledge or hypothecation of any assets of mine as security for the payment thereof) and to execute and deliver as collateral thereto proper mortgages or pledges with powers of sale and other usual covenants and provisions and to give all bonds necessary to provide for a deficiency in the case of any foreclosure of any mortgage or pledge;

In general, with respect to all property belonging to me, to do, in my name and on my behalf, any and all acts and things which I could do if personally present and acting, including, without hereby limiting the foregoing generality, the making of contracts and agreements, whether in writing or otherwise, and the execution and delivery of any and all instruments in writing however denominated;

Why?

EXHIBIT Five(05) OF Six(06)
May Seventh(07th) 2002

With respect to any and all powers hereinbefore in this instrument given, to appoint and employ any agents, deputies or substitutes that my said attorney may think proper, and in writing to delegate to any such agent, deputy or substitute any or all of such powers, for such period as shall be stated in such writing, and from time to time to dismiss or discharge any such agents, deputies or substitutes and appoint or employ others in their stead;

With respect to any and all powers hereinbefore in this instrument given, to exercise the same at any time or from time to time, whether specifically so stated or not, no such power to be exhausted by a single exercise thereof;

And I hereby declare that in case of my death this power of attorney shall, as to all matters and things which may after my death be done by my said attorney or any agent, deputy or substitute hereunder, by virtue or under color or in pursuance hereof, be as binding upon my executors, administrators and assigns as the same would have been upon me if living, unless my said attorney, or such agent, or deputy or substitute, as the case may be, had previous to the doing of such matter or thing, received reliable intelligence of my death so as effectually to apprise my said attorney that said attorney's power hereunder had terminated;

And I hereby undertake to ratify and approve everything which my said attorney, or any agent, deputy or substitute appointed under this power, shall do or purport to do in virtue of these presents, hereby giving and granting unto said attorney, to each such agent, deputy or substitute, as full power and authority in the premises as I would have if personally present and acting. I further request that my said attorney be held harmless for all acts and omissions done pursuant to this Power.

This DURABLE Power of Attorney shall not be affected by my subsequent disability or incapacity.

Pursuant to Massachusetts General Laws, Chapter 201B, Section 3(b) I hereby nominate the said Susan L. Patten to be my conservator or guardian if protective proceedings for my person or estate or both are hereafter commenced.

If Susan L. Patten, is for any reason unable to continue to serve hereunder, then I appoint my daughter, Lesley Patten of Halifax, NS, to serve as attorney hereunder upon acceptance of said succession in writing attached to the original execution copy of this instrument. If Lesley cannot serve, then daughter Pamela Haws.

Note: I will reprint this page.

Exhibit Six (06) of Six (06) Exhibits
May Seventh (07) 2002

IN WITNESS WHEREOF, I, the said Cornelia G. Patten have hereunto set my hand and seal this day of , 2002.

____
Witness

____
Cornelia G. Patten

COMMONWEALTH OF MASSACHUSETTS)

COUNTY OF MIDDLESEX)

Then personally appeared the above-named Cornelia G. Patten and acknowledged the foregoing instrument to be her free act and deed, before me.

Date:______________

____
Notary Public

My Commission Expires:

John J. CRAPO, Pro Se
PO Box 400151
CAMBRIDGE MA 02140-0002

MAY 07th Year 2002

Via Certified Mail Return Rcpt Requested please

Amendment to my IDACORP IDAHO Power Co Shareholder proposal letter

Dear IDACORP/IDAHO POWER CO
STATE Retirement BD
New Bedford City Retirement System
Hon District Court
CAMBRIDGE DIVISION MA
TRIAL Court

I call enclosed copy my memo to Ms ANNE KELLY WHICH I call to your attention

Sincerely

John Jennings Crapo Pro Se
John J. CRAPO.

John J. CRAPO. Pro Se AA ABE
NON LWYR, NON AM, NON MS
MY mailing address
PO Box 400151
CAMBRIDGE MA 02140-0002

May 07th
Year 2002

To ms ANN KELLY
C/O Apt two
Ten Agassiz St
CAMBRIDGE MA
~~02140-0~~
02140-?

Dear Ms Kelly

I thought I should call to your attention Exhibits three(03), Four(04) Five(05), Six(06) - which I inclose here-IN

CC with enclosures to
Via certified mail
return receipt requested
Hon District Court at Cambridge
Hon STAT BD OF Retirement
Hon City of New Bedford Retirement system
IDACORP INC, IDAHO POWER CO
Corp. SECRETARY

JOHN J CRAPO PRO SE, AA, ABE
PO BOX 400151
CAMBRIDGE MA 02140-0002

MAY Seventh
2002

COPY OF PP and two(02)
Boston HERALD May 07 2002
Enclosed which I call to YOUR attention
to IDACORP INC / IDAHO POWER
to City of New Bedford Retirement System
to Hon STATE BD OF RETIREMENT
to: Hon STATE DISTRICT COURT CAMBRIDGE DIVISION
VIA Certified Mail Return Rcpt requested Please

JJC / jjc
10:43 PM

John Crapo to IDACORP Exhibit one (01) of two

WEATHER

PARTLY SUNNY SKIES.



Another mild day, breezy. High of 73. Page 16

LOCAL

GRUESOME MURDER: Authorities say a Quincy man allegedly stabbed a woman twice in the stomach and began cutting her up with a hacksaw while she was still alive. Page 24

LIFESTYLE



THE MOMMY TRACK: Transition from working mom to stay-at-home parent can be a challenge. Page 43

NATIONAL

DOMESTIC TERROR: FBI official says a pipe bomb found in a Colorado mailbox appears linked to 16 others found in three Midwestern states. Page 7

CELEBRITY



PROFILES IN COURAGE: Ted K, Caroline laud award recipients at the JFK Library. Page 26

BUSINESS

SWISS DRUG GIANT Novartis is heading to the Bay State, unveiling plans for a $250M investment in a new research center in Cambridge. Page 31

SPORTS

SOX SWEEP DEVIL RAYS: Red Sox, behind lefty Darren Oliver, take their fourth straight from lowly Tampa Bay. Page 87

TV listings....50
Obituaries....40-42
Lotteries....69
Classified....51-65
Complete index....2

Find us online: www.bostonherald.com



CONNOLLY

Connolly jury will hear from mobsters, feds

By J.M. LAWRENCE

A rogues' gallery of Boston mob associates, former FBI brass and a federal judge will take the witness stand in the trial of former FBI agent John J. Connolly Jr. when the bombshell case opens tomorrow.

"I believe in the integrity of the jury system," Connolly, 61, said yesterday as he left the courthouse. "I only ask people to understand the very difficult and dangerous job I had to do."

The panel of seven men and five women selected yesterday will spend at least four to six weeks weighing the government's charges that Connolly betrayed his oath and joined forces with his criminal informants,

Turn to Page 4

BOSTON Herald

TUESDAY, MAY 7, 2002 ▪ 50 CENTS

O'Reilly factory



Red-hot cable TV talk show host will hit Hub radio.

Page 45

Under oath

Concerned judge orders Law deposed tomorrow

By TOM MASHBERG

Saying she is not convinced that Bernard Cardinal Law is "master of his own destiny," a Suffolk Superior Court judge yesterday ordered him to appear in her courtroom tomorrow at 9 a.m. for a sworn deposition in the Archdiocese of Boston sex-abuse scandal.

Judge Constance M. Sweeney, clearly displeased by the church's decision Friday to renege on the John J. Geoghan abuse settlement, brushed aside calls for more time from Law's counsel and issued an emergency order from the bench.

"There is no reasonable excuse to delay the cardinal's deposition any longer," she said. "The court has significant concerns whether the cardinal will

Turn to Page 2



STAFF PHOTO BY MATTHEW WEST

BACK IN BAY STATE: Accused child rapist the Rev. Paul Shanley is escorted into Newton police headquarters last night.

Shanley visited child-sex haven in Thailand

By CHRISTOPHER COX and ROBIN WASHINGTON

The Rev. Paul Shanley traveled to Thailand in March and spent as much as a month in a vacation spot infamous for its child-sex trade, likely meeting up with fellow priest and longtime companion John J. White, according to Thai immigration documents obtained by the Herald.

Shanley, 71, who was arrested at his San Diego home May 2 and waived rendition to the Bay State last week, arrived by plane last night and was held

Turn to Page 3

John Crapo to IDACORP EXHIBIT TWO/02JOK TWO

THE HERALD'S VOICES



Monica COLLINS

TV execs are in limbo this sweeps period, the first in the history of Hub broadcast stations that there is no access to audience statistics. Page 45



Michael GEE

The Celtics took the day off yesterday. The Pistons practiced. Come Game 2, we'll see which coach had the better idea. Page 76

QUOTE OF THE DAY

'I'm not going to die soon. I'm going to live to be 87.'

DUTCH POLITICIAN PIM FORTUYN, IN A RADIO INTERVIEW PRIOR TO HIS ASSASSINATION YESTERDAY. PAGE 7

INDEX

Arts & TV	45-47	Lifestyle	43-44
Business	31-39	Lotteries	69
Celebrity	26	Obituaries	40-42
Classified	51-65	Puzzles	30
Comics	48-49	Racing	66
Dear Abby	30	Trivia quiz	30
Editorials	28-29	TV Listings	50
Horoscope	26	Weather	16
Inside Track	8		

HOW TO REACH US

MAIN NUMBER 617-426-3000

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TIPS, COMMENTS 617-619-6789

ON THE WEB

bostonherald.com 617-619-6571
jobfind.com 781-433-7800



AP FILE PHOTO



STAFF PHOTO BY MIKE ADASKAVEG

LAW FIGHT: Judge Constance Sweeney, right, has ordered Bernard Cardinal Law, left, to be deposed today in the Catholic Church's pedophile priest scandal. Law faces questioning about former Hub priest John Geoghan, a convicted child abuser.

Judge schedules Law deposition

From Page 1

be available for a deposition unless it is taken soon."

Referring to canon law, which grants Pope John Paul II the right to summon his cardinals to Rome at any time, she added: "The decision as to whether he is available or not does not belong exclusively to him — it belongs to the pope."

■ MAVERICKS START NEW CHARITY FUND. PAGE 22

Neither Law nor his counsel, the Rogers Law Firm, would comment on the decision — yet another stunning twist in a crisis that has shaken the church to its core.

But David W. Smith, the chancellor of the archdiocese, told the Herald: "The cardinal is going to submit to legal depositions and he is going to submit to a lot of them."

Mitchell Garabedian, lawyer for 86 plaintiffs in the Geoghan case, said he was "very gratified" by Sweeney's ruling. He said he will interrogate the cardinal about his role in letting Geoghan remain a priest with access to children from 1984 until 1996 despite clear evidence Geoghan was a serial rapist.

"I want to ask the cardinal why he did not notify parishioners of Geoghan's severe pedophilia tendencies despite knowing all about them as early as 1984," he said. "I want to know about the 1984 conversation when he was told Geoghan had molested seven children, and why he did nothing about it.

"I want the 'who, what, where, when, how and why,'" he said.

Geoghan accuser Mark Keane, 33, of New Hampshire, who attended the hearing, said: "I'm very happy. Law knows a lot more than he's letting on. I have no trust in the man. He's a complete liar. I hope he can tell the truth in a courtroom. I want to be there."

In an extraordinary measure, Sweeney ordered the deposition be conducted in her closed courtroom so she could be present to resolve "what I anticipate to be numerous objections and constitutional challenges" to Garabedian's questions by church attorneys.

She said one victim representing all 86 plaintiffs would be allowed to sit in, as well as lawyers representing two other parties to the case, but the session would be closed to the news media. She agreed to allow the deposition to be videotaped and transcribed, but ordered the video and audio to remain impounded.

Attorneys for the Herald and other media outlets say they will challenge the impoundment, and ask that reporters be present or allowed to monitor the proceedings via closed-circuit television.

Sweeney also said she thought Garabedian had a strong argument that the accord scuttled by the church Friday might be binding under Bay State law. As the judge who has overseen Garabedian's suit, which names as defendants Law and about a dozen of his current and former subordinates, but not the archdiocese itself, she indicated that she believed the parties had come to a binding agreement.

She further indicated her belief that Law, as head of the civil entity that is the Archdiocese of Boston, a Corporation Sole, was aware of the $20 million-to-$30 million deal, and had verbally signed off on it.

"It was my understanding this agreement was in place, and all barriers were resolved," she said, adding the archdiocese "pulled out with no notice" to the plaintiffs.

She asked both sides to file motions as to whether the deal should be enforced, but said she would let Garabedian proceed with his pretrial investigation of Law even as the contract issue was litigated.

Referring to the deal, which the church dumped based on a 9-3 "no" vote by its Archdiocesan Finance Council, she said: "To say the rug had been pulled out from under them is an understatement."

After Wilson D. Rogers Jr., lead counsel for Law, stated canon law required that the Geoghan deal be approved by the finance panel, Sweeney, who had spent the weekend researching canonical matters, made clear that canon law was a sword that cuts both ways when it came to Law's deposition.

"It is a given that if the pope tells him to go over there," she said of the Vatican, "he goes."

Sweeney declined to impound Law's passport or order that a $10 million bond be provided as surety for his appearance tomorrow. But she asked Rogers to submit information today as to whether Law, as a "prince of the church," enjoys dual U.S.-Vatican citizenship, and whether he could be named an ambassador by the pope and thus receive diplomatic immunity.

Experts on the Roman Catholic Church and its canonical doctrines say Sweeney has strong cause to believe that Law could be summoned to the Vatican or otherwise ordered not to testify or cooperate with the deposition by the pope — even if Law promises to do so.

"If the pope orders him to Rome, he's got to go or give up his red hat," said John M. Mollish, an expert on pontifical matters and a dean at the University of Maryland.

"American courts must be cognizant that there is a silent party involved in all of these cases, and that is the Vatican," he said.

Jack Sullivan contributed to this report.

BOSTON Herald

2002 Boston Herald, Inc.

(ISSN073858S4) One Herald Square, Boston, MA 02106. Published daily by Boston Herald, Inc. (617) 426-3000. Tuesday, May 7, 2002. Vol. 20. No. 127. Periodical class postage paid at Boston, MA. The newspaper names Herald, Traveler, Record, American, Advertiser, whether used singly or in combination and whether preceded by the words Boston, Daily or Sunday for newspapers of general or local circulation in the New England area, are the property of Boston Herald, Inc. Postmaster: Send address changes to the Boston Herald, One Herald Square, P.O. Box 2096, Boston, MA 02106-2096.

John J. CRAPO. Pro Se AA ABE
NON LWYR, NON AM, NON MS
MY mailing address
PO Box 400151
CAMBRIDGE MA 02140-0002

May 07th
Year 2002

To ms ANN KELLY
c/o Apt two
Ten agassiz St
CAMBRIDGE MA
~~02140-0~~
02140-?

Dear ms Kelly

I thought I should call to your attention Exhibits three(03), Four(04) Five(05), Six(06) - which I inclose here-in

CC withenclosures to
Via certified mail
return receipt requested

Hon District Court at Cambridge
Hon STAT BD OF Retirement
Hon City of New Bedford Retirement system
IDACORP INC, IDAHO POWER CO
Corp. SECRETARY

JJC/jjc

EXHIBIT three(03) OF Six(06)
May 07 2002
Mr Crapo Pro Se

DURABLE POWER OF ATTORNEY

KNOW ALL PEOPLE BY THESE PRESENTS:

That I, Cornelia G. Patten, of Boston, Suffolk County, Massachusetts, do hereby constitute and appoint my daughter, Susan L. Patten, of Amesbury, MA, to be my true and lawful attorney, for me and in my name and stead from time to time:

To demand, sue for or upon and receive all certificates of stock, bonds, securities, debts, claims, rents, interest, dividends (in whatever form and of whatever nature), monies and choses in action belonging to me, or to which I am now or may hereafter become entitled, or which are or may become due, owing or payable to me from any person or persons whomsoever (natural or corporate), and in my name to give effectual receipts and discharges for the same;

Upon receipt of any check, note, bill of exchange or other negotiable instrument or security for money payable to me, for me and on my behalf to collect the same and to receive the proceeds thereof, and for that purpose to endorse any such instrument;

To deposit in my name, or in the name of my said attorney, any or all monies or funds received by my said attorney, as such attorney, with any bank or banking institution, and from time to time to draw and sign checks upon or otherwise to withdraw any monies or funds from any or all accounts standing in my name or in the name of my said attorney in any bank or banking institution, and to disburse or apply any such monies or funds belonging to me for or to any of the purposes in this instrument stated;

To sell or buy for cash or on credit or to exchange for other property any certificates of stock, bonds, or other securities, any other personal property, tangible or intangible, or any real property, at public or private sale or transaction, all upon such terms and conditions, including warranties of title, as said attorney shall think fit, and to receive, transfer, convey, assign or release the same by good and sufficient instrument or instruments in writing to (or as directed by) the purchaser or purchasers thereof, no such purchaser to be responsible for the application of the purchase money or other thing of value paid or transferred to my said attorney; to give or receive money for equality of exchange; and from time to time in my name or in the name of my said attorney to invest any money or other assets belonging to me in all types of securities and other property of whatsoever nature and howsoever denominated, and from time to time and as often as my said attorney shall think fit to change investments.

To pay, out of any money or other assets belonging to me any or all debts or other obligations due, owing or payable or to become due, owing or payable from or by me;

To begin, prosecute, enforce, or defend, answer or oppose any actions or other proceedings, whether at law or in equity, arising out of any of the matters in this instrument stated or otherwise

EXHIBIT FOUR(04) OF SIX(06)
May 07 2002
Mr Crapo ProSe

in connection with any property belonging to me, and to compromise, adjust and settle upon such terms as my said attorney shall think fit any and all claims either in favor of or against me;

To prepare, sign, make oath to, and file all tax returns required by the laws of the United States, or of any state thereof, or of any municipality therein, or of any subdivision of any thereof to be filed by me, and to prosecute, defend, adjust, settle and compromise all claims of the United States or any such state, municipality or subdivision against me for any and all income or other taxes erroneously assessed or collected and in that behalf in my name and stead to execute, make oath to and file any and all claims for abatement, credit or refund or tax returns in connection therewith, to institute suits, attend all conferences and hearings before the representatives of the Treasury Department of the United States or the representatives of the tax department of any such state, municipality or subdivision;

To represent me before any office of the Internal Revenue Service or the Massachusetts Department of Revenue in income or gift tax matters with respect to any years;

To vote at the meetings of any corporation, trust or association, to assent to any reorganization and otherwise to act as my proxy or representative, in respect of any bonds, stocks or other securities now held or which may hereafter be acquired by me, with full power of substitution and for that purpose to sign and execute in my name any proxy or other instrument;

To have and exercise access to any safe deposit box or boxes standing in my name and to remove and generally to deal with the contents thereof;

To manage any and all real estate of which I may be possessed or in which I may have any interest wheresoever the same may be situated; to execute, acknowledge and deliver any leases of all or any part thereof, with such covenants, conditions and provisions as my said attorney may deem advisable, and to accept the surrender of any lease; to make repairs and improvements on any buildings thereon; to insure the same against loss or damage by fire, loss of rents, liability for accidents, and against such other contingencies as my attorney may deem best, for such amounts, and in such companies, as said attorney may deem advisable;

To borrow money upon such terms as said attorney may deem proper (with or without the pledge or hypothecation of any assets of mine as security for the payment thereof) and to execute and deliver as collateral thereto proper mortgages or pledges with powers of sale and other usual covenants and provisions and to give all bonds necessary to provide for a deficiency in the case of any foreclosure of any mortgage or pledge;

In general, with respect to all property belonging to me, to do, in my name and on my behalf, any and all acts and things which I could do if personally present and acting, including, without hereby limiting the foregoing generality, the making of contracts and agreements, whether in writing or otherwise, and the execution and delivery of any and all instruments in writing however denominated;

EXHIBIT Five(05)OF Six(06)
May Seventh(07th)2002

With respect to any and all powers hereinbefore in this instrument given, to appoint and employ any agents, deputies or substitutes that my said attorney may think proper, and in writing to delegate to any such agent, deputy or substitute any or all of such powers, for such period as shall be stated in such writing, and from time to time to dismiss or discharge any such agents, deputies or substitutes and appoint or employ others in their stead;

With respect to any and all powers hereinbefore in this instrument given, to exercise the same at any time or from time to time, whether specifically so stated or not, no such power to be exhausted by a single exercise thereof;

And I hereby declare that in case of my death this power of attorney shall, as to all matters and things which may after my death be done by my said attorney or any agent, deputy or substitute hereunder, by virtue or under color or in pursuance hereof, be as binding upon my executors, administrators and assigns as the same would have been upon me if living, unless my said attorney, or such agent, or deputy or substitute, as the case may be, had previous to the doing of such matter or thing, received reliable intelligence of my death so as effectually to apprise my said attorney that said attorney's power hereunder had terminated;

And I hereby undertake to ratify and approve everything which my said attorney, or any agent, deputy or substitute appointed under this power, shall do or purport to do in virtue of these presents, hereby giving and granting unto said attorney, to each such agent, deputy or substitute, as full power and authority in the premises as I would have if personally present and acting. I further request that my said attorney be held harmless for all acts and omissions done pursuant to this Power.

This DURABLE Power of Attorney shall not be affected by my subsequent disability or incapacity.

Pursuant to Massachusetts General Laws, Chapter 201B, Section 3(b) I hereby nominate the said Susan L. Patten to be my conservator or guardian if protective proceedings for my person or estate or both are hereafter commenced.

If Susan L. Patten, is for any reason unable to continue to serve hereunder, then I appoint my [daughter] , Lesley Patten of Halifax, NS , to serve as attorney hereunder upon acceptance of said succession in writing attached to the original execution copy of this instrument. If Lesley cannot serve, then daughter Pamela Haws.

Note: I will reprint this page.

Exhibit Six (06) of Six (06)
Exhibits
May Seventh (07) 2002

IN WITNESS WHEREOF, I, the said Cornelia G. Patten have hereunto set my hand and seal this day of , 2002.

____________________ Witness

____________________ Cornelia G. Patten

COMMONWEALTH OF MASSACHUSETTS)

COUNTY OF MIDDLESEX)

Then personally appeared the above-named Cornelia G. Patten and acknowledged the foregoing instrument to be her free act and deed, before me.

Date:________________

____________________ Notary Public

My Commission Expires:

IDACORP

Annual Meeting of Shareholders
Thursday, May 16, 2002
10:00 a.m. Local Time
Idaho Power Corporate Headquarters
1221 West Idaho Street
Boise, Idaho 83707

Instructions for Voting Your Proxy

We are now offering shareholders three alternative ways of voting this proxy:

• **By Telephone** (using a touch-tone telephone) • **Through the Internet** (using a browser) • **By Mail** (traditional method)

Your telephone or Internet vote authorizes the named proxies to vote your shares in the same manner as if you had returned your proxy card. We encourage you to use these cost effective and convenient ways of voting, 24 hours a day, 7 days a week.

TELEPHONE VOTING Available until 5:00 p.m. Eastern time on May 15, 2002

- This method of voting is available for residents of the U.S. and Canada
- On a touch-tone telephone, call ***TOLL FREE 1-800-858-0073***, 24 hours a day, 7 days a week
- You will be asked to enter **ONLY** the CONTROL NUMBER shown below
- Have your proxy card ready, then follow the prerecorded instructions
- Your vote will be confirmed and cast as you directed

INTERNET VOTING Available until 5:00 p.m. Eastern time on May 15, 2002

- Visit the Internet voting Website at **http://proxy.georgeson.com**
- Enter the COMPANY NUMBER AND CONTROL NUMBER shown below and follow the instructions on your screen
- You will incur only your usual Internet charges

VOTING BY MAIL

- Simply mark, sign and date your proxy card and return it in the postage-paid envelope
- If you are voting by telephone or the Internet, please do not mail your proxy card

The Company has been advised by counsel that the procedures for Internet and Telephonic voting are consistent with the requirements of applicable laws.

COMPANY NUMBER	CONTROL NUMBER
24606	**136750000333**

TO VOTE BY MAIL, PLEASE DETACH PROXY CARD HERE

[X] **Please mark votes as in this example.** **03000057631** **339.834000**

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1 AND 2

1. ELECTION OF DIRECTORS: Nominees:
01 Roger L. Breezley 02 John B. Carley
03 Jack K. Lemley 04 Evelyn Loveless

FOR all nominees listed (except as indicated to the contrary) [X] WITHHOLD authority to vote for all nominees [ ]

INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), write the name(s) of such nominee(s) in the space provided below.

____

2. To ratify the selection of Deloitte & Touche LLP as independent auditor for the fiscal year ending December 31, 2002 FOR [ ] AGAINST [ ] ABSTAIN [X]

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "AGAINST" PROPOSALS 3 AND 4

3. To act upon a shareholder proposal requesting IDACORP to establish a written policy on the rights of indigenous peoples FOR [X] AGAINST [ ] ABSTAIN [ ]

4. To act upon a shareholder proposal requesting IDACORP to provide a report reviewing the relicensing process for the Hells Canyon Complex FOR [X] AGAINST [ ] ABSTAIN [ ]

JOHN JENNINGS CRAPO
PO BOX 400151
CAMBRIDGE MA 02140-0002

914
175

DATE: May Fourth Year 2002

John Jennings Crapo
Signature(s) in Box Stockholder of Record Owner

Not Applicable ("NA")
Signature of Joint Owner

IDACORP

Annual Meeting of Shareholders
Thursday, May 16, 2002
10:00 a.m. Local Time
Idaho Power Corporate Headquarters
1221 West Idaho Street
Boise, Idaho 83707

Instructions for Voting Your Proxy

We are now offering shareholders three alternative ways of voting this proxy:

• **By Telephone** (using a touch-tone telephone) • **Through the Internet** (using a browser) • **By Mail** (traditional method)

Your telephone or Internet vote authorizes the named proxies to vote your shares in the same manner as if you had returned your proxy card. We encourage you to use these cost effective and convenient ways of voting, 24 hours a day, 7 days a week.

TELEPHONE VOTING Available until 5:00 p.m. Eastern time on May 15, 2002

- This method of voting is available for residents of the U.S. and Canada
- On a touch-tone telephone, call ***TOLL FREE 1-800-858-0073***, 24 hours a day, 7 days a week
- You will be asked to enter **ONLY** the CONTROL NUMBER shown below
- Have your proxy card ready, then follow the prerecorded instructions
- Your vote will be confirmed and cast as you directed

INTERNET VOTING Available until 5:00 p.m. Eastern time on May 15, 2002

- Visit the Internet voting Website at **http://proxy.georgeson.com**
- Enter the COMPANY NUMBER AND CONTROL NUMBER shown below and follow the instructions on your screen
- You will incur only your usual internet charges

VOTING BY MAIL

- Simply mark, sign and date your proxy card and return it in the postage-paid envelope
- If you are voting by telephone or the Internet, please do not mail your proxy card

The Company has been advised by counsel that the procedures for Internet and Telephonic voting are consistent with the requirements of applicable laws.

COMPANY NUMBER	CONTROL NUMBER
24606	**136750000333**

TO VOTE BY MAIL, PLEASE DETACH PROXY CARD HERE

[X] **Please mark votes as in this example.** **03000057631** **339.834000**

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1 AND 2

1. ELECTION OF DIRECTORS: Nominees:
01 Roger L. Breezley 02 John B. Carley
03 Jack K. Lemley 04 Evelyn Loveless

INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), write the name(s) of such nominee(s) in the space provided below.

FOR all nominees listed (except as indicated to the contrary)	WITHHOLD authority to vote for all nominees
[X]	[ ]

2. To ratify the selection of Deloitte & Touche LLP as independent auditor for the fiscal year ending December 31, 2002

FOR	AGAINST	ABSTAIN
[ ]	[ ]	[X]

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "AGAINST" PROPOSALS 3 AND 4

3. To act upon a shareholder proposal requesting IDACORP to establish a written policy on the rights of indigenous peoples

FOR	AGAINST	ABSTAIN
[X]	[ ]	[ ]

4. To act upon a shareholder proposal requesting IDACORP to provide a report reviewing the relicensing process for the Hells Canyon Complex

FOR	AGAINST	ABSTAIN
[X]	[ ]	[ ]

JOHN JENNINGS CRAPO
PO BOX 400151
CAMBRIDGE MA 02140-0002

914
175

DATE: May Fourth Year 2002

John Jennings Crapo
Signature(s) in Box — Stockholder of Record owner

Not Applicable ("NA")
Signature of Joint Owner

IDACORP

April 8, 2002

Dear Shareholders of IDACORP:

It is our pleasure to invite you to attend the upcoming 2002 joint annual meeting of Shareholders of IDACORP, Inc. and Idaho Power Company to be held on May 16, 2002, at 10:00 A.M., local time, at the Idaho Power Corporate Headquarters, 1221 West Idaho Street, Boise, Idaho. Your Board of Directors and management look forward to personally greeting those shareholders able to attend.

Information about the business of the meeting and the nominees for election as members of the Board of Directors is set forth in the Notice of Meeting and the Joint Proxy Statement on the following pages. This year IDACORP, Inc. is asking you to elect four Directors, to ratify the appointment of an independent auditor for the fiscal year ending December 31, 2002, to act upon a shareholder proposal requesting IDACORP to establish a written policy on the rights of indigenous peoples and to act upon a shareholder proposal requesting IDACORP to provide a report reviewing the relicensing process for the Hells Canyon Complex.

YOUR VOTE IS IMPORTANT. YOU CAN BE SURE YOUR SHARES ARE REPRESENTED AT THE MEETING BY PROMPTLY RETURNING YOUR COMPLETED PROXY IN THE ENCLOSED ENVELOPE. You may revoke your proxy prior to or at the meeting and may vote in person if you wish.

Jon H. Miller
Chairman of the Board

Jan B. Packwood
IDACORP President and Chief Executive Officer
Idaho Power Chief Executive Officer

TO VOTE BY MAIL, PLEASE DETACH PROXY CARD HERE

P R O X Y

IDACORP, Inc.

PROXY FOR THE ANNUAL MEETING OF SHAREHOLDERS ON MAY 16, 2002

THIS ~~PROXY IS~~ SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

Properly executed proxies will be voted as marked and, if not marked, proxies received will be voted "For" proposal (1), to elect four Directors, "For" proposal (2), to ratify the appointment of an independent auditor for the fiscal year ending December 31, 2002, "Against" proposal (3), to act upon a shareholder proposal requesting IDACORP to establish a written policy on the rights of indigenous peoples and "Against" proposal (4), to act upon a shareholder proposal requesting IDACORP to provide a report reviewing the relicensing process for the Hells Canyon Complex.

THE HON (MR) JON H. MILLER, IN HIS CAPACITY OF IDACORP IN BOARD CHAIRMAN

The undersigned hereby appoints ~~Jan B. Packwood~~ and Robert W. Stahman, and each of them, proxies with full power of substitution to vote for the undersigned at the Joint Annual Meeting of Shareholders of IDACORP, Inc. and Idaho Power Company and at any adjournment thereof, on the matters set forth in the Proxy Statement and such other matters as may come before the meeting; and hereby directs that this proxy be voted in accordance with the instructions herein. IN HIS CAPACITY IDA-CORP Corporate SECRETARY

Please date, sign and promptly mail in the self-addressed return envelope, which requires no postage if mailed in the United States. Please so indicate following your signature if you are signing in a representative capacity. If shares are held jointly, both owners should sign.

SEE REVERSE SIDE

IDACORP

April 8, 2002

Dear Shareholders of IDACORP:

It is our pleasure to invite you to attend the upcoming 2002 joint annual meeting of Shareholders of IDACORP, Inc. and Idaho Power Company to be held on May 16, 2002, at 10:00 A.M., local time, at the Idaho Power Corporate Headquarters, 1221 West Idaho Street, Boise, Idaho. Your Board of Directors and management look forward to personally greeting those shareholders able to attend.

Information about the business of the meeting and the nominees for election as members of the Board of Directors is set forth in the Notice of Meeting and the Joint Proxy Statement on the following pages. This year IDACORP, Inc. is asking you to elect four Directors, to ratify the appointment of an independent auditor for the fiscal year ending December 31, 2002, to act upon a shareholder proposal requesting IDACORP to establish a written policy on the rights of indigenous peoples and to act upon a shareholder proposal requesting IDACORP to provide a report reviewing the relicensing process for the Hells Canyon Complex.

YOUR VOTE IS IMPORTANT. YOU CAN BE SURE YOUR SHARES ARE REPRESENTED AT THE MEETING BY PROMPTLY RETURNING YOUR COMPLETED PROXY IN THE ENCLOSED ENVELOPE. You may revoke your proxy prior to or at the meeting and may vote in person if you wish.

Jon H. Miller Chairman of the Board	Jan B. Packwood IDACORP President and Chief Executive Officer Idaho Power Chief Executive Officer

TO VOTE BY MAIL, PLEASE DETACH PROXY CARD HERE

IDACORP, Inc.

PROXY FOR THE ANNUAL MEETING OF SHAREHOLDERS ON MAY 16, 2002

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

P R O X Y

Properly executed proxies will be voted as marked and, if not marked, proxies received will be voted "For" proposal (1), to elect four Directors, "For" proposal (2), to ratify the appointment of an independent auditor for the fiscal year ending December 31, 2002, "Against" proposal (3), to act upon a shareholder proposal requesting IDACORP to establish a written policy on the rights of indigenous peoples and "Against" proposal (4), to act upon a shareholder proposal requesting IDACORP to provide a report reviewing the relicensing process for the Hells Canyon Complex.

THE HON (MR) JON H. MILLER, IN HIS Capacity OF IDACORP IN BOARD CHAIRMAN

The undersigned hereby appoints ~~Jan B. Packwood~~ and Robert W. Stahman, and each of them, proxies with full power of substitution to vote for the undersigned at the Joint Annual Meeting of Shareholders of IDACORP, Inc. and Idaho Power Company and at any adjournment thereof, on the matters set forth in the Proxy Statement and such other matters as may come before the meeting; and hereby directs that this proxy be voted in accordance with the instructions herein. IN HIS Capacity IDA-CORP Corporate SECRETARY

Please date, sign and promptly mail in the self-addressed return envelope, which requires no postage if mailed in the United States. Please so indicate following your signature if you are signing in a representative capacity. If shares are held jointly, both owners should sign.

SEE REVERSE SIDE

Webb, Robert K. *Harriet Martineau: A Radical Victorian.* 1960.
Woodham-Smith, Cecil. *Florence Nightingale.* 1951.
•——. *Queen Victoria, 1819–1861.* 1972.
Zegger, Robert. *John Cam Hobhouse.* 1973.
Ziegler, Philip. *King William IV.* 1973.

TWENTIETH CENTURY

Attlee, Clement. *As It Happened.* 1956.
Baldwin, Arthur Windham. *My Father: The True Story.* 1955.
Blake, Robert. *The Unknown Prime Minister: The Life and Times of Andrew Bonar Law.* 1954.
Bonham-Carter, Violet. *Winston Churchill: An Intimate Portrait.* 1965.
Broad, Lewis. *Winston Churchill.* 2 vols. 1958, 1963.
Bullock, Alan. *Ernest Bevin.* 2 vols. 1960–1967.
Churchill, Randolph, and Martin Gilbert. *Life of Winston Churchill.* 4 vols. (tc 1922). 1966–1975.
Dugdale, Blanche E. C. *Arthur James Balfour.* 2 vols. 1936.
Eden, Sir Anthony. *Memoirs.* 3 vols. 1960–1965.
Feiling, Keith. *Neville Chamberlain.* 1946.
Foot, Michael. *Aneurin Bevan.* 2 vols. 1962–1973.
Gollin, A. M. *Proconsul in Politics: A Study of Lord Milner.* 1964.
• Harrod, Roy F. *Life of John Maynard Keynes.* 1951.
James, Robert Rhodes. *Lord Randolph Churchill.* 1959.
——. *Rosebery.* 1963.
• Jenkins, Roy. *Asquith.* 1964.
Jones, Thomas. *Lloyd George.* 1951.
Koss, Stephen E. *Fleet Street Radical: A. G. Gardiner and the Daily News.* 1973.
——. *Lord Haldane: Scapegoat for Liberalism.* 1969.
Macleod, Ian. *Neville Chamberlain.* 1960.
Macmillan, Harold. *Memoirs.* 6 vols. 1966–1973.
Magnus, Philip. *King Edward VII.* 1964.
Middlemass, Keith, and John Barnes. *Baldwin.* 1969.
Nicolson, Harold. *Diaries.* 3 vols. 1966–1968.
——. *King George V.* 1951.
Pelling, Henry. *Winston Churchill.* 1974.
• Russell, Bertrand. *Autobiography.* 3 vols. 1967–1969.
Sampson, Anthony. *Macmillan: A Study in Ambiguity.* 1967.
Taylor, A. J. P., et al. *Churchill Revised: A Critical Assessment.* 1969.
——, ed. *Lloyd George: Twelve Essays.* 1971.
Trevelyan, George Macaulay. *Lord Grey of Fallodon.* 1937.
Wheeler-Bennett, J. W. *King George VI: His Life and Work.* 1958.
Wilson, John. *CB: A Life of Henry Campbell-Bannerman.* 1973.
Woolf, Leonard. *Autobiography.* 5 vols. 1960–1969.
Young, Kenneth. *Arthur James Balfour.* 1963.
Zebel, Sydney H. *Balfour: A Political Biography.* 1973.

5

BEST AVAILABLE COPY

Index

Abdication of Edward VIII, 299–300
Aberdeen, Lord, 61–62, 87, 93–95, 140
Aden, 369
Afghanistan, 141–42, 147, 169, 227
Africa
colonization of, 163–66, 169–77
effects of World War I in, 237, 259
independence movement in, 354–56, 362
See also Egypt, South Africa
Agriculture
English, 19th century, 19–20, 23, 35–36, 40–41, 74, 124–25, 134; 20th century, 196, 244, 286, 314, 333, 358, 364;
Irish, 38–40, 151–53
Aircraft industry, 292, 297–98, 315, 331, 357, 390–91
Air power
in World War I, 244–45
in World War II, 292, 297, 307–308, 312–14, 322–23
since World War II, 362
Alabama claims, 99
Albert, Prince, 37, 63, 70, 81–82, 99, 116–17
Alexander II, Tsar, 97, 140
Algeciras Conference (1906), 227
Algeria, 320, 355
Amery, Leo, M.P., 308
"Amritsar Massacre," 261
Amusement, popular, 84, 131, 137, 181–82, 198, 266, 268, 289–90, 314, 337–38, 357–58, 372–74
Angell, Norman, 235
Anglican Church. *See* Church of England
Anti-Corn Law League. *See* Corn Laws
Appeasement, meaning of, 294–97, 301–305
Arab states, British relations with, 164, 251, 259, 340–41, 353–54, 369, 387, 389
Architecture, 23, 46, 77–79
Argentina, 125, 162
Army
in 19th century, 93–95, 97, 102–103, 115, 147–48, 167, 174–75
in 20th century, 211, 229–30, 233–35
in Ireland, 263–64, 382, 384
in World War I, 236–41, 245–51
in World War II, 308, 310, 313, 320, 322–23
since World War II, 337, 341–42, 353–54, 362, 369, 382, 384
Arnold, Matthew, 87–88, 359
Arnold, Thomas, 85
Art, 77, 182, 199
Artisans' Dwellings Act (1875), 136
Ashley, Lord, 45, 47–48, 88
Asquith, Herbert Henry
early career of, 175, 202–203, 207–208
as prime minister, 207–208, 210–13, 216, 218, 220, 241, 243, 249
subsequent career of, 256–57, 261, 271–72, 275
Astor, Lady (Nancy), 268
Atlantic Charter, 318
Attlee, Clement (later Earl), 297, 313, 328–30, 335, 337–38, 345–47, 354, 364
Attwood, Thomas, 12
Auden, W. H., 289
Australia
emigration to, 31, 56, 180, 261, 291, 358
government of, 56, 105–106, 116, 135, 161, 167, 356
investment in, 56, 162, 381
trade with, 56, 125
in World War I, 238, 260–61
in World War II, 307
since World War II, 356, 381
Austria
in early and mid-19th century, 55–56, 59–60, 62, 93, 98
in late 19th century, 140–41, 163, 172, 223–24
in early 20th century, 221, 225, 227, 230–31, 233
in World War I, 231, 233, 246, 250–51
since World War I, 258, 283, 301, 304, 350, 364
See also Hungary
Austro-Sardinian War (1859), 92, 98
Automobile industry (and use of), 179, 198, 209, 285, 290, 314, 336, 357–58, 373, 385, 392
Baden-Powell, Colonel Robert, 175
Bagehot, Walter, 82, 86, 107–109, 130, 214, 266
Balance of payments, international, 277, 323, 333, 348, 363, 367–70, 387, 389, 391
Baldwin, Stanley
as chancellor of the Exchequer, 271
in National Government (1931–35), 289, 296
as prime minister: (1923–24), 271–72; (1924–29), 271, 275–76, 278–79, 281, 304; (1935–37), 297–99, 301
Balfour, Arthur J.
and "Balfour Note," 270
early career of, 158, 160, 177

EXHIBIT SIXTY(60) OF MAY FOURTH Year 2002 BY STGHLDR J.J. CRAPO JJC

EXHIBIT Sixty of one Hundred FIFTHTEEN EXHIBITS

EXHIBIT FORTY-FOUR (44) OF ONE Hundred FIFTHTEEN (115) EXHIBITS

46

1929—Fred A. Shannon, *The Organization and Administration of the Union Army, 1861-65*
1930—Claude H. Van Tyne, *The War of Independence*
1931—Bernadotte E. Schmitt, *The Coming of the War, 1914*
1932—Gen. John J. Pershing, *My Experiences in the World War*
1933—Frederick J. Turner, *The Significance of Sections in American History*
1934—Herbert Agar, *The People's Choice*
1935—Charles McLean Andrews, *The Colonial Period of American History*
1936—Andrew C. McLaughlin, *The Constitutional History of the United States*
1937—Van Wyck Brooks, *The Flowering of New England*
1938—Paul Herman Buck, *The Road to Reunion, 1865-1900*
1939—Frank Luther Mott, *A History of American Magazines*
1940—Carl Sandburg, *Abraham Lincoln: The War Years*
1941—Marcus Lee Hansen, *The Atlantic Migration, 1607-1860*
1942—Margaret Leech, *Reveille in Washington*
1943—Esther Forbes, *Paul Revere and the World He Lived In*
1944—Merle Curti, *The Growth of American Thought*
1945—Stephen Bonsal, *Unfinished Business*
1946—Arthur M. Schlesinger Jr., *The Age of Jackson*
1947—James Phinney Baxter 3d, *Scientists Against Time*
1948—Bernard De Voto, *Across the Wide Missouri*
1949—Roy F. Nichols, *The Disruption of American Democracy*
1950—O. W. Larkin, *Art and Life in America*
1951—R. Carlyle Buley, *The Old Northwest: Pioneer Period 1815-1840*
1952—Oscar Handlin, *The Uprooted*
1953—George Dangerfield, *The Era of Good Feelings*
1954—Bruce Catton, *A Stillness at Appomattox*
1955—Paul Horgan, *Great River: The Rio Grande in North American History*
1956—Richard Hofstadter, *The Age of Reform*
1957—George F. Kennan, *Russia Leaves the War*
1958—Bray Hammond, *Banks and Politics in America—From the Revolution to the Civil War*
1959—Leonard D. White and Jean Schneider, *The Republican Era: 1869-1901*
1960—Margaret Leech, *In the Days of McKinley*
1961—Herbert Feis, *Between War and Peace: The Potsdam Conference*
1962—Lawrence H. Gibson, *The Triumphant Empire: Thunderclouds Gather in the West*
1963—Constance McLaughlin Green, *Washington: Village and Capital, 1800-1878*
1964—Sumner Chilton Powell, *Puritan Village: The Formation of a New England Town*
1965—Irwin Unger, *The Greenback Era*
1966—Perry Miller, *Life of the Mind in America*
1967—William H. Goetzmann, *Exploration and Empire: The Explorer and Scientist in the Winning of the American West*
1968—Bernard Bailyn, *The Ideological Origins of the American Revolution*
1969—Leonard W. Levy, *Origin of the Fifth Amendment*
1970—Dean Acheson, *Present at the Creation: My Years in the State Department*
1971—James McGregor Burns, *Roosevelt: The Soldier of Freedom*
1972—Carl N. Degler, *Neither Black nor White*
1973—Michael Kammen, *People of Paradox: An Inquiry Concerning the Origins of American Civilization*
1974—Daniel J. Boorstin, *The Americans: The Democratic Experience*
1975—Dumas Malone, *Jefferson and His Time*
1976—Paul Horgan, *Lamy of Santa Fe*
1977—David M. Potter, *The Impending Crisis*
1978—Alfred D. Chandler Jr., *The Visible Hand: The Managerial Revolution in American Business*
1979—Don E. Fehrenbacher, *The Dred Scott Case: Its Significance in American Law and Politics*
1980—Leon F. Litwack, *Been in the Storm So Long*
1981—Lawrence A. Cremin, *American Education: The National Experience, 1783-1876*
1982—C. Vann Woodward, ed., *Mary Chesnut's Civil War*
1983—Rhys L. Issac, *The Transformation of Virginia, 1740-1790*
1985—Thomas K. McCraw, *Prophets of Regulation*
1986—Walter A. McDougall, *The Heavens and the Earth*
1987—Bernard Bailyn, *Voyagers to the West*
1988—Robert V. Bruce, *The Launching of Modern American Science, 1846-1876*
1989—Taylor Branch, *Parting the Waters: America in the King Years, 1954-63*, and James M. McPherson, *Battle Cry of Freedom: The Civil War Era*
1990—Stanley Karnow, *In Our Image: America's Empire in the Philippines*
1991—Laurel Thatcher Ulrich, *A Midwife's Tale: The Life of Martha Ballard, based on her diary, 1785-1812*
1992—Mark E. Neely Jr., *The Fate of Liberty: Abraham Lincoln and Civil Liberties*
1993—Gordon S. Wood, *The Radicalism of the American Revolution*
1995—Doris Kearns Goodwin, *No Ordinary Time: Franklin and Eleanor Roosevelt: The Home Front in World War II*
1996—Alan Taylor, *William Cooper's Town: Power and Persuasion on the Frontier of the Early American Republic*
1997—Jack N. Rakove, *Original Meanings: Politics and Ideas in the Making of the Constitution*
1998—Edward J. Larson, *Summer for the Gods: The Scopes Trial and America's Continuing Debate Over Science and Religion*
1999—Edwin G. Burrows and Mike Wallace, *Gotham: A History of New York City to 1898*
2000—David M. Kennedy, *Freedom From Fear: The American People in Depression and War, 1929-1945*
2001—Joseph J. Ellis, *Founding Brothers: The Revolutionary Generation*

Biography or Autobiography

1917—Laura E. Richards and Maude Howe Elliott, assisted by Florence Howe Hall, *Julia Ward Howe*
1918—William Cabell Bruce, *Benjamin Franklin, Self-Revealed*
1919—Henry Adams, *The Education of Henry Adams*
1920—Albert J. Beveridge, *The Life of John Marshall*
1921—Edward Bok, *The Americanization of Edward Bok*
1922—Hamlin Garland, *A Daughter of the Middle Border*
1923—Burton J. Hendrick, *The Life and Letters of Walter H. Page*
1924—Michael Pupin, *From Immigrant to Inventor*
1925—M. A. DeWolfe Howe, *Barrett Wendell and His Letters*
1926—Harvey Cushing, *Life of Sir William Osler*
1927—Emory Holloway, *Whitman: An Interpretation in Narrative*
1928—Charles Edward Russell, *The American Orchestra and Theodore Thomas*
1929—Burton J. Hendrick, *The Training of an American: The Earlier Life and Letters of Walter H. Page*
1930—Marquis James, *The Raven* (Sam Houston)
1931—Henry James, *Charles W. Eliot*
1932—Henry F. Pringle, *Theodore Roosevelt*
1933—Allan Nevins, *Grover Cleveland*
1934—Tyler Dennett, *John Hay*
1935—Douglas Southall Freeman, *R. E. Lee*
1936—Ralph Barton Perry, *The Thought and Character of William James*
1937—Allan Nevins, *Hamilton Fish: The Inner History of the Grant Administration*
1938—Divided between Odell Shepard, *Pedlar's Progress* (Bronson Alcott) and Marquis James, *Andrew Jackson*
1939—Carl Van Doren, *Benjamin Franklin*
1940—Ray Stannard Baker, *Woodrow Wilson, Life and Letters*
1941—Ola Elizabeth Winslow, *Jonathan Edwards*
1942—Forrest Wilson, *Crusader in Crinoline* (Harriet Beecher Stowe)
1943—Samuel Eliot Morison, *Admiral of the Ocean Sea* (Christopher Columbus)
1944—Carleton Mabee, *The American Leonardo: The Life of Samuel F. B. Morse*
1945—Russell Blaine Nye, *George Bancroft: Brahmin Rebel*
1946—Linny Marsh Wolfe, *Son of the Wilderness* (John Muir)
1947—William Allen White, *Autobiography of William Allen White*
1948—Margaret Clapp, *Forgotten First Citizen: John Bigelow*
1949—Robert E. Sherwood, *Roosevelt and Hopkins*
1950—Samuel Flagg Bemis, *John Quincy Adams and the Foundations of American Foreign Policy*
1951—Margaret Louise Coit, *John C. Calhoun: American Portrait*
1962—Merlo J. Pusey, *Charles Evans Hughes*
1953—David J. Mays, *Edmund Pendleton, 1721-1803*
1954—Charles A. Lindbergh, *The Spirit of St. Louis*
1955—William S. White, *The Taft Story*
1956—Talbot F. Hamlin, *Benjamin Henry Latrobe*
1957—John F. Kennedy, *Profiles in Courage*
1958—Douglas Southall Freeman (Vols. I-VI) and John Alexander Carroll and Mary Wells Ashworth (Vol. VII), *George Washington*
1959—Arthur Walworth, *Woodrow Wilson: American Prophet*
1960—Samuel Eliot Morison, *John Paul Jones*
1961—David Donald, *Charles Sumner and the Coming of the Civil War*
1963—Leon Edel, *Henry James: Vols. 2-3*
1964—Walter Jackson Bate, *John Keats*
1965—Ernest Samuels, *Henry Adams*
1966—Arthur M. Schlesinger Jr., *A Thousand Days*
1967—Justin Kaplan, *Mr. Clemens and Mark Twain*
1968—George F. Kennan, *Memoirs (1925-1950)*
1969—B. L. Reid, *The Man From New York: John Quinn and His Friends*
1970—T. Harry Williams, *Huey Long*
1971—Lawrence Thompson, *Robert Frost: The Years of Triumph, 1915-1938*
1972—Joseph P. Lash, *Eleanor and Franklin*

—W. A. Swanberg, *Luce and His Empire*
—Louis Sheaffer, *O'Neill, Son and Artist*
—Robert A. Caro, *The Power Broker: Robert Moses and the Fall of New York*
—R.W.B. Lewis, *Edith Wharton: A Biography*
—John E. Mack, *A Prince of Our Disorder: The Life of T. E. Lawrence*
—Walter Jackson Bate, *Samuel Johnson*
—Leonard Baker, *Days of Sorrow and Pain: Leo Baeck and the Berlin Jews*
—Edmund Morris, *The Rise of Theodore Roosevelt*
—Robert K. Massie, *Peter the Great: His Life and World*
—William S. McFeely, *Grant: A Biography*
—Russell Baker, *Growing Up*
—Louis R. Harlan, *Booker T. Washington*
—Kenneth Silverman, *The Life and Times of Cotton Mather*
—Elizabeth Frank, *Louise Bogan: A Portrait*
—David J. Garrow, *Bearing the Cross: Martin Luther King Jr. and the Southern Christian Leadership Conference*
—David Herbert Donald, *Look Homeward: A Life of Thomas Wolfe*
—Richard Ellmann, *Oscar Wilde*
—Sebastian de Grazia, *Machiavelli in Hell*
—Steven Naifeh and Gregory White Smith, *Jackson Pollock: An American Saga*
—Lewis B. Puller Jr., *Fortunate Son: The Healing of a Vietnam Vet*
—David McCullough, *Truman*
—David Levering Lewis, *W.E.B. DuBois: Biography of a Race, 1868-1919*
—Joan D. Hedrick, *Harriet Beecher Stowe: A Life*
—Jack Miles, *God: A Biography*
—Frank McCourt, *Angela's Ashes: A Memoir*
—Katharine Graham, *Personal History*
—A. Scott Berg, *Lindbergh*
—Stacy Schiff, *Véra (Mrs. Vladimir Nabokov)*
—David Levering Lewis, *W.E.B. Du Bois: The Fight for Equality and the American Century, 1919-1963*

American Poetry

Before 1922, awards were funded by the Poetry Society.
1918—*Love Songs*, by Sara Teasdale; 1919—*Old Road to Paradise*, by Margaret Widdemer; *Corn Huskers*, by Carl Sandburg.
—Edwin Arlington Robinson, *Collected Poems*
—Edna St. Vincent Millay, *The Ballad of the Harp-Weaver; A Few Figs From Thistles; other works*
—Robert Frost, *New Hampshire: A Poem With Notes and Grace Notes*
—Edwin Arlington Robinson, *The Man Who Died Twice*
—Amy Lowell, *What's O'Clock*
1927?—Leonora Speyer, *Fiddler's Farewell*
—Edwin Arlington Robinson, *Tristram*
—Stephen Vincent Benet, *John Brown's Body*
—Conrad Aiken, *Selected Poems*
—Robert Frost, *Collected Poems*
—George Dillon, *The Flowering Stone*
—Archibald MacLeish, *Conquistador*
—Robert Hillyer, *Collected Verse*
—Audrey Wurdemann, *Bright Ambush*
—Robert P. Tristram Coffin, *Strange Holiness*
1937?—Robert Frost, *A Further Range*
—Marya Zaturenska, *Cold Morning Sky*
—John Gould Fletcher, *Selected Poems*
—Mark Van Doren, *Collected Poems*
1941—Leonard Bacon, *Sunderland Capture*
—William Rose Benet, *The Dust Which Is God*
—Robert Frost, *A Witness Tree*
—Stephen Vincent Benet, *Western Star*
—Karl Shapiro, *V-Letter and Other Poems*
1947—Robert Lowell, *Lord Weary's Castle*
—W. H. Auden, *The Age of Anxiety*
—Peter Viereck, *Terror and Decorum*
1950—Gwendolyn Brooks, *Annie Allen*
—Carl Sandburg, *Complete Poems*
—Marianne Moore, *Collected Poems*
—Archibald MacLeish, *Collected Poems*
—Theodore Roethke, *The Waking*
—Wallace Stevens, *Collected Poems*
—Elizabeth Bishop, *Poems, North and South*
—Richard Wilbur, *Things of This World*
—Robert Penn Warren, *Promises: Poems 1954-1956*
—Stanley Kunitz, *Selected Poems 1928-1958*
—W. D. Snodgrass, *Heart's Needle*
—Phyllis McGinley, *Times Three: Selected Verse From Three Decades*
—Alan Dugan, *Poems*
—William Carlos Williams, *Pictures From Breughel*
—Louis Simpson, *At the End of the Open Road*
—John Berryman, *77 Dream Songs*
—Richard Eberhart, *Selected Poems*
1967—Anne Sexton, *Live or Die*
1968—Anthony Hecht, *The Hard Hours*
1969—George Oppen, *Of Being Numerous*
1970—Richard Howard, *Untitled Subjects*
1971—William S. Merwin, *The Carrier of Ladders*
1972—James Wright, *Collected Poems*
1973—Maxine Winokur Kumin, *Up Country*
1974—Robert Lowell, *The Dolphin*
1975—Gary Snyder, *Turtle Island*
1976—John Ashbery, *Self-Portrait in a Convex Mirror*
1977—James Merrill, *Divine Comedies*
1978—Howard Nemerov, *Collected Poems*
1979—Robert Penn Warren, *Now and Then: Poems 1976-1978*
1980—Donald Justice, *Selected Poems*
1981—James Schuyler, *The Morning of the Poem*
1982—Sylvia Plath, *The Collected Poems*
1983—Galway Kinnell, *Selected Poems*
1984—Mary Oliver, *American Primitive*
1985—Carolyn Kizer, *Yin*
1986—Henry Taylor, *The Flying Change*
1987—Rita Dove, *Thomas and Beulah*
1988—William Meredith, *Partial Accounts: New and Selected Poems*
1989—Richard Wilbur, *New and Collected Poems*
1990—Charles Simic, *The World Doesn't End*
1991—Mona Van Duyn, *Near Changes*
1992—James Tate, *Selected Poems*
1993—Louise Glück, *The Wild Iris*
1994—Yusef Komunyakaa, *Neon Vernacular*
1995—Philip Levine, *The Simple Truth*
1996—Jorie Graham, *The Dream of the Unified Field*
1997—Lisel Mueller, *Alive Together: New and Selected Poems*
1998—Charles Wright, *Black Zodiac*
1999—Mark Strand, *Blizzard of One*
2000—C. K. Williams, *Repair*
2001—Stephen Dunn, *Different Hours*

General Nonfiction

1962—Theodore H. White, *The Making of the President 1960*
1963—Barbara W. Tuchman, *The Guns of August*
1964—Richard Hofstadter, *Anti-Intellectualism in American Life*
1965—Howard Mumford Jones, *O Strange New World*
1966—Edwin Way Teale, *Wandering Through Winter*
1967—David Brion Davis, *The Problem of Slavery in Western Culture*
1968—Will and Ariel Durant, *Rousseau and Revolution*
1969—Norman Mailer, *The Armies of the Night*; Rene Jules Dubos, *So Human an Animal: How We Are Shaped by Surroundings and Events*
1970—Eric H. Erikson, *Gandhi's Truth*
1971—John Toland, *The Rising Sun*
1972—Barbara W. Tuchman, *Stilwell and the American Experience in China, 1911-1945*
1973—Frances FitzGerald, *Fire in the Lake: The Vietnamese and the Americans in Vietnam*; Robert Coles, *Children of Crisis*, Volumes II & III
1974—Ernest Becker, *The Denial of Death*
1975—Annie Dillard, *Pilgrim at Tinker Creek*
1976—Robert N. Butler, *Why Survive? Being Old in America*
1977—William W. Warner, *Beautiful Swimmers*
1978—Carl Sagan, *The Dragons of Eden*
1979—Edward O. Wilson, *On Human Nature*
1980—Douglas R. Hofstadter, *Gödel, Escher, Bach: An Eternal Golden Braid*
1981—Carl E. Schorske, *Fin-de-Siecle Vienna: Politics and Culture*
1982—Tracy Kidder, *The Soul of a New Machine*
1983—Susan Sheehan, *Is There No Place on Earth for Me?*
1984—Paul Starr, *Social Transformation of American Medicine*
1985—Studs Terkel, *The Good War*
1986—Joseph Lelyveld, *Move Your Shadow*; J. Anthony Lukas, *Common Ground*
1987—David K. Shipler, *Arab and Jew*
1988—Richard Rhodes, *The Making of the Atomic Bomb*
1989—Neil Sheehan, *A Bright Shining Lie: John Paul Vann and America in Vietnam*
1990—Dale Maharidge and Michael Williamson, *And Their Children After Them*
1991—Bert Holldobler and Edward O. Wilson, *The Ants*
1992—Daniel Yergin, *The Prize: The Epic Quest for Oil*
1993—Garry Wills, *Lincoln at Gettysburg*
1994—David Remnick, *Lenin's Tomb: The Last Days of the Soviet Empire*
1995—Jonathan Weiner, *The Beak of the Finch: A Story of Evolution in Our Time*
1996—Tina Rosenberg, *The Haunted Land: Facing Europe's Ghosts After Communism*
1997—Richard Kluger, *Ashes to Ashes: America's Hundred-Year Cigarette War, the Public Health, and the Unabashed Triumph of Philip Morris*
1998—Jared Diamond, *Guns, Germs, and Steel: The Fates of Human Societies*

BY IDA STCKHLOR J.J.
PRO SE

CRAPO.
JJC/jjc

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Formed	Party	Prime Minister	Chancellor of the Exchequer	Home Secretary	Foreign Secretary	Other Ministers
Feb. 1874	Conservative	Benjamin Disraeli	Sir Stafford Northcote	R. A. Cross	Earl of Derby (Son) (formerly Lord Stanley) Marquis of Salisbury (1878)	Earl of Carnarvon (Colonial Secy.)
Apr. 1880	Liberal	W. E. Gladstone	W. E. Gladstone H. C. E. Childers (1882)	Sir William Harcourt	Earl of Granville	Joseph Chamberlain (Board of Trade)
June 1885	Conservative	Marquis of Salisbury	Sir Michael Hicks-Beach	Sir R. A. Cross	Marquis of Salisbury	Lord Randolph Churchill (India)
Feb. 1886	Liberal	W. E. Gladstone	Sir William Harcourt	H. C. E. Childers	Earl of Iddesleigh	John Morley (Chief Secy. for Ireland)
Aug. 1886	Conservative	Marquis of Salisbury	Lord Randolph Churchill G. J. Goschen (1887)	Henry Matthews	Earl of Iddesleigh (formerly Sir Stafford Northcote) Marquis of Salisbury (1887)	A. J. Balfour (Chief Secretary for Ireland, 1887)
Aug. 1892	Liberal	W. E. Gladstone	Sir William Harcourt	H. H. Asquith	Earl of Rosebery	
Mar. 1894	Liberal	Earl of Rosebery	Sir William Harcourt	H. H. Asquith	Earl of Kimberley	
June 1895	Unionist (Conservative)	Marquis of Salisbury	Sir Michael Hicks-Beach	Sir Matthew Ridley C. T. Ritchie (1900)	Marquis of Salisbury Marquis of Lansdowne (1900)	Joseph Chamberlain (Colonial Secretary) A. J. Balfour (First Lord of the Treasury)
July 1902	Unionist (Conservative)	A. J. Balfour	C. T. Ritchie Austen Chamberlain (1903)	A. Akers-Douglas	Marquis of Lansdowne	Joseph Chamberlain (Colonial Secretary)
Dec. 1905	Liberal	Sir Henry Campbell-Bannerman	H. H. Asquith	Herbert Gladstone	Sir Edward Grey	David Lloyd George (Board of Trade) John Morley (India) R. B. Haldane (War)

Formed	Party	Prime Minister	Chancellor of the Exchequer	Home Secretary	Foreign Secretary	Other Ministers
Apr. 1908	Liberal	H. H. Asquith	David Lloyd George	Herbert Gladstone Winston S. Churchill (1910) Reginald McKenna (1911)	Sir Edward Grey	Morley & Haldane (as above) Winston S. Churchill (Board of Trade, 1908; Admiralty, 1911) Earl Kitchener (War, 1914)
May 1915	Coalition	H. H. Asquith	Reginald McKenna	Sir John Simon	Sir Edward Grey (now Lord Grey)	David Lloyd George (Munitions)
Dec. 1916	Coalition	David Lloyd George	Andrew Bonar Law Austen Chamberlain (1918) Sir R. Horne (1921)	Sir G. Cave Edward Shortt (1919)	A. J. Balfour Lord Curzon (1919)	Arthur Henderson Winston S. Churchill (Munitions, 1917; War & Air, 1919; Colonies, 1921) Stanley Baldwin (Board of Trade, 1921)

War Cabinet, 1916–1919

David Lloyd George	Neville Chamberlain (to 1917)	Jan Christian Smuts (1917–1919)
Lord Curzon	Arthur Henderson (to 1917)	George Barnes (1917–1919)
Andrew Bonar Law	Lord Milner (to 1918)	Austen Chamberlain (1918–1919)
		Sir Eric Geddes (1919)

Oct. 1922	Conservative	Andrew Bonar Law	Stanley Baldwin	W. C. Bridgeman	Lord Curzon	
May 1923	Conservative	Stanley Baldwin	Neville Chamberlain	W. C. Bridgeman	Lord Curzon	

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The ultimate justification for such a pro-American policy was the belief that the fundamental interests of the two countries were broadly the same and that their relations should not be marred by minor irritants. No formal alliance resulted, but at least one United States senator spoke of an *entente cordiale* between the two countries as early as 1898. Early in the new century the British naval squadron was withdrawn from the Caribbean Sea, leaving it essentially an American lake, and by the time World War I broke out in 1914, the two countries could look back upon a generation of friendly relations.

The Triple Entente

In the search for friends in a diplomatically uncertain world, it was apparent that eventually Great Britain would have to choose between Germany and France. Though to many Englishmen France remained the historic national enemy and to many Frenchmen Britain remained "perfidious Albion," diplomats in both countries were prepared to reexamine old assumptions. For a man such as French Foreign Minister Delcassé, fear of Germany in Europe took precedence over fear of Britain in Africa; and in 1900 he commenced a deliberate policy of reconciliation. In his English counterpart, Lord Lansdowne, he found a receptive spirit who arranged in 1903 for a state visit to France by King Edward VII. This was a task the monarch found most congenial for, unlike his mother, he had always been a Francophile. The royal visitor's initial reception in Paris was cold. "The French don't like us," remarked a worried aide. "Why should they?" replied the king, bowing and smiling unperturbedly from his carriage. He made numerous public appearances, and everywhere made graceful and tactful speeches in French about his friendship and admiration for his hosts. By the end of his visit a notable change of attitude had come about, and Parisian crowds were shouting "Vive notre roi!" [3]

King Edward's visit paved the way for the Anglo-French Entente of 1904. In return for acknowledging Britain's paramount role in Egypt, France received a similar British recognition of its position in Morocco, a state that like China and the Ottoman Empire seemed to be on the verge of disintegration. After long negotiation, other disputes, ranging the world from Madagascar to Siam and from the islands of the South Pacific to the Newfoundland fisheries, were resolved in similarly amicable fashion. Although Delcassé's ultimate hope was that the entente would align Britain with France diplomatically, this was not Lansdowne's expectation. He viewed the treaty as a settling of old differences—comparable to the Heligoland Treaty with Germany (1890) and the Hay-Pauncefote Treaty (1901) with the United States—and not as a step toward an Anglo-French alliance. That the entente could lead, however, in the direction of alliance was made

[3] Sir Philip Magnus, *King Edward VII* (London, 1964).

clear the following year, when Emperor William II of Germany challenged the French right to establish a protectorate over Morocco by making a flamboyant visit to the port of Tangier. He succeeded in forcing the resignation of Delcassé as foreign minister and compelled the French to let the future of Morocco be determined by an international conference at Algeciras, Spain. The Germans hoped that their diplomatic initiative would once again drive a wedge between Britain and France, but in this expectation they were disappointed; for Britain gave France strong diplomatic support, and the new entente was materially strengthened.

By the time the Algeciras conference met in 1906, Balfour's Conservative government had fallen and Lansdowne's post as foreign secretary had been taken over by the Liberal Sir Edward Grey (1862–1933), who was to hold it for the next ten fateful years. Grey also looked upon the entente with France more as the settlement of past differences than as the prelude to a firm alliance, and he repeatedly explained to the French that no British government could undertake a binding commitment to France. Parliament would not accept such an agreement. Impressed by the Morocco crisis of 1905–1906, Grey did, however, come to look upon Germany as the greatest potential European troublemaker; and he foresaw the possibility that Britain might find it necessary someday to ally herself with France in a war against Germany. If such a war should ever come about, Grey believed that Britain should have the option either to aid France or to stand aside. Should the decision be to help France, such aid would only be meaningful if French and British generals had held secret conversations to discuss methods of military cooperation. Such confidential discussions began in 1906. They were intended as no more than the means of several possible ends, but they created in some English minds the impression that Britain was in effect allied with France, and they undoubtedly encouraged the French to believe that, in a showdown with Germany, Britain would side with its Channel neighbor.

Once Britain was diplomatically associated with France, it was only a matter of time before expediency dictated a settlement of international differences with France's continental ally, Russia. The rivalry between Britain and Russia in the Middle East, on the Indian frontier, and in the Far East had been even more unremitting than the comparable conflicts with France; but prolonged negotiations led to the Anglo-Russian Convention of 1907. The convention eased Britain's fears for the safety of the Indian frontier by recognizing its right to determine the foreign policy of Afghanistan and resolved another conflict by dividing Persia into a large Russian sphere of influence in the north, a smaller British sphere of influence in the south, and a neutral zone in between. Though some diplomats henceforth spoke of a Triple Entente of Britain, France, and Russia to counterbalance the Triple Alliance of Germany, Austria-Hungary, and Italy, Grey himself disliked the phrase. The convention with Russia seemed to him to be at most a settlement of past differences, not a promise of future cooperation. And, indeed, the sense of common culture and shared political aspirations

BY IDA STCHHCDR JJC//JC
John J. CRAPO, PRO SE

industries, one of the two largest jute industries, the third largest railway network, and a sizable coalmining industry. Foreign trade figures went up accordingly.

Year	Exports (in millions of pounds)	Imports (in millions of pounds)
1834	8	4.5
1870	53	33.5
1910	137	86.0

Commercial and agricultural expansion was accompanied by a comparable growth of population, which rose from 100 million in 1700 to 150 million in 1850 to 283 million in 1901. Despite a runaway population and the fact that occasional famines took millions of lives, India probably did experience a period of genuine economic improvement in the nineteenth century. Agricultural output per man-hour and per acre were both up, and—keeping in mind the fact that millions of Indians remained at a point barely above subsistence level—there may have been a small increase in the average standard of living as well.

The Indian Civil Service continued to be highly efficient and merited its reputation for incorruptibility. Public protestations notwithstanding the upper branches of that service remained almost totally closed to native Indians; and, although an act of 1861 provided the bare beginnings of advisory legislative councils for provincial governors, the theme of British rule *continued to be one of benevolent despotism.* In the early 1880s Lord Ripon, the British viceroy nominated by Gladstone, initiated a program of local elective bodies, not so much to improve the administration as to provide "a measure of political and popular education." In 1892, Indian representation in the provincial councils was expanded.

By 1892 *some Indians had come to conclude,* however, that they had far too small a role in the government of their own nation. The word *nation* is instructive because India, though a civilization and at various times "an empire," became a nation only as a result of British rule. The Indian nationalism exemplified after 1885 by the annual meetings of the Indian National Congress was *essentially a product of the British raj.* It was the British who brought political unification and a common language for the increasing number of educated Indians. Indian nationalism necessarily was fostered by cheap postage rates, printing presses, and the railway that facilitated national assemblies. The nationalist leaders were members of a small but growing class of lawyers, businessmen, and teachers, many of whom found inspiration in the writings of John Locke and Thomas Jefferson and in the lives of Mazzini of Italy, Kossuth of Hungary, and Parnell of Ireland. Most early Indian nationalists, though irritated by the arrogance and sense of racial superiority manifested by the British in India, were adherents of liberal parliamentary methods; and only slowly, in the face of specific insults, did they come to realize that they would have to unite in a

militant Western-style pressure group in order to gain recognition. One such affront was a change in the rules for the Indian Civil Service examinations in 1877 which made Indian candidates even less likely to be successful. Another was the largely successful protest by Englishmen in India against a bill in 1883 that would have made it possible for Europeans to be tried before Indian judges.

Not all Indian nationalists were Western-oriented, for in the late nineteenth century there was a widespread revival of Hindu religion thought.

> Once more [said the Swami Vivekanada in 1897] the world must be conquered by India. This is the great ideal before us. Let them come and flood the land with their armies, never mind. Up, India, and conquer the world with your spirituality! Spirituality must conquer the West. Where are the men ready to go out to every country of the world with the messages of the great sages of India?

Whether Indian spirituality conquered the world or not, the apostles of this Hindu renaissance gave Indian nationalism a heightened fervor and emotional strength. It had another effect as well: it increasingly caused Indian Moslems to desert the National Congress. The followers of Mohammed feared that, if India attained autonomy under outspoken Hindu auspices, they might become a maligned minority; the result was the establishment by 1906 of a separate Moslem League as a rival to the Indian National Congress. Thus were laid the foundations of the division that in 1947 led to the partition of the subcontinent into India and Pakistan.

Although the late nineteenth century saw the beginnings of Indian nationalism and of representative government on the local level, India remained in the minds of most Englishmen the most precious jewel of the British Empire, one constantly growing in size and luster. The autonomous Indian princely states were no longer subject to annexation, but adjacent areas still were. The northwest frontier was secured by the Afghan War of 1879, and Baluchistan was annexed. Farther east, the greater part of Burma was added to the coastal areas already under British rule and was henceforth governed as part of British India.

The high tide of late Victorian imperialism can be discussed in terms of impersonal forces, yet it must always be recalled that the initiative in both economic and political expansion was taken by individual men who were on the scene, men like Sir George Goldie (1846–1925) in West Africa, Sir Harry Johnston (1858–1927) in East Africa, and preeminently by Cecil John Rhodes (1853–1902) in South Africa. No person managed more successfully than Rhodes to combine the down-to-earth practicality and the starry-eyed idealism which constituted the late-nineteenth-century imperialistic spirit. He was the younger son of an Anglican clergyman and came to South Africa from England in 1870 for reasons of health. Apparently the climate was satisfactory, for he thrived both physically and economically. Diamonds were first discovered in South Africa in 1870; Rhodes proved to be a shrewd businessman who, by buying up the claims of discouraged miners whose

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organization and the party leadership in Parliament were not always smooth, especially since the general attitude of the National Liberal Federation was more radical than that of the more Whiggish party leadership. Similarly, in the wake of the Conservative defeat of 1880, a youthful Tory, Lord Randolph Churchill (1849–1895) succeeded in the "capture" of the National Union of Conservative Associations as a vehicle for uniting the various Conservative constituency organizations, thus giving the party rank and file a sense of participation they had formerly lacked.

Although Churchill claimed to have taken over the mantle of "Tory Democracy" from Disraeli, it was not to the workingman that the Conservatives of the 1880s appealed most strongly. "The Conservative party have done more for the working classes in five years than the Liberals have done in fifty," declared Alexander MacDonald, the working-class M.P., in 1879; but it is noteworthy that he remained a Liberal. The new converts to Conservatism were generally the suburban householders and the inhabitants of the more prosperous city districts. They were white-collar workers—clerks, teachers, and shopkeepers—whose income might not be higher than that of the factory worker but whose *status aspirations* were.[4] For the alteration of the theoretical basis of representation from community to individual coincided with a change in the old communities. In the old-style borough, the community leaders had lived side by side with the people they influenced and, as in the country districts, regarded the interests of employer and employee as essentially one. In the sprawling industrial city, on the other hand, there was a growing pattern of residential segregation by class and income. The more prosperous tended to become faithful Conservative supporters, while the less prosperous became for the time being rather less regular Liberal supporters.

During the same decade, the increase in the rural electorate as well as legislation favoring the tenant farmer caused a profound change in the country areas. The shires had been traditionally in the hands of Tory squires who exercised great influence over their tenants. The influence had much declined by 1885; and in the general election of that year, in which many industrial cities first provided a Conservative majority, many rural boroughs for the first time voted Liberal.

The reforms of the second Gladstone ministry, real as they were, tended to be overshadowed in the public press by a series of domestic and foreign frustrations. An especially plaguing problem for Gladstone was the case of Charles Bradlaugh (1833–1891), notorious atheist and advocate of birth control, who was not permitted by the House of Commons to take the required parliamentary oath and who was thereby prevented from taking the seat for which the electors of the borough of Northampton had chosen him in 1880. His case aroused a flood of emotional oratory and testified to the

[4] James Cornford, "The Transformation of Conservatism," *Victorian Studies*, September 1963.

continued significance in the Britain of the 1880s of organized religion and the Victorian canons of respectability. Gladstone found it distasteful to defend the constitutional rights of a man whose atheistic convictions he found abhorrent; but when it proved impossible to defer the matter to the courts, he supported, in one of his most eloquent speeches, the Affirmation Bill of 1883. The bill would have granted Bradlaugh, and all other M.P.s, the right to affirm, rather than to swear, their loyalty to the crown; but public opinion was too hostile at the time to permit the bill to pass. Bradlaugh, whose Northampton constitutents repeatedly elected him, was finally admitted to the House of Commons in 1886, and he secured the passage of a permanent affirmation bill in 1888. Thus Parliament, which had been opened to Roman Catholics in the 1820s and to professing Jews in the 1850s, was thrown open to avowed atheists in the 1880s.[5]

Although issues of foreign policy had helped Gladstone win the election of 1880, the same issues were equally responsible for the decline of his popularity by 1885. In Afghanistan, it is true, the situation was satisfactorily resolved. British troops were evacuated, but in return for a subsidy and a guarantee against foreign aggression, the reigning emir permitted Britain to control Afghanistan's foreign relations. Things went less well in South Africa. There Gladstone had promised to end the annexation of the Transvaal if elected. When disagreement in the new Liberal government delayed a settlement, the Boers went on the offensive and defeated a small British contingent at Majuba Hill in February 1881. Gladstone had to choose between fighting for an annexation in which he did not believe and making peace, thereby conceding to force of arms what he seemingly had refused to concede to reason. He decided to make peace, despite the fact that his decision was interpreted as an affront to British honor and a justification of Boer arrogance.

It was at the other end of Africa, however, where Gladstone had his greatest trouble. Egypt, in which Disraeli's purchase of the Suez Canal shares had involved Britain, proved to be the location of the ministry's greatest military victory and its most stinging defeat. The khedive's extravagance had led in 1878 to an Anglo-French condominium with supervisory powers over Egyptian finances. This led to an outburst of Egyptian nationalism under one Colonel Arabi, who resented not only the British and the French but also the Turkish advisers who dominated the khedive's court (Egypt was still nominally a part of the Ottoman Empire). Negotiations for a joint Anglo-French intervention collapsed; and when in 1882 Colonel Arabi's forces staged a coup d'état which resulted in the death of fifty Europeans in Alexandria, the British government intervened alone. Its navy shelled Alexandria; and in a model military maneuver, it collected and landed a 16,000-troop army that, after a long night march, completely de-

[5] Walter L. Arnstein, *The Bradlaugh Case* (Oxford, 1965).

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tionary Soviet government released early in 1918 the texts of secret treaties which the tsarist government had signed in the course of the war. The treaties assumed that upon an Allied victory both the Ottoman and Habsburg empires would in all likelihood break up and that it was desirable to plan for the disposition of the territories involved. The treaties, despite the interpretations subsequently placed upon them, were not the cause but the consequence of World War I; and some of their provisions were less signs of Allied greed than of mutual Allied distrust. The promise that Russia might at long last occupy Constantinople was agreed to by Britain in order to reassure the tsarist government that the Gallipoli invasion, if successful, would not entail the permanent British takeover of Turkey. The promise of part of Austrian Tyrol to Italy was intended as an incentive to gain Italian support for the Allied side. The ultimate breakup of the Habsburg and Ottoman empires had less to do with secret treaties, however, than with the longstanding nationalistic ambitions of Czechs, Poles, Serbs, Romanians, and Arabs and with the fact that both these empires chose the losing side in the war.

The Fourteen Points demonstrated the curious ambiguity that marked the United States's entry into the war. Wilson had long urged "peace without victory"; and the Fourteen Points of January 1918 implied that, even though the United States was now militarily associated with the anti-German side, Americans still saw themselves above the battle, fighting not for reasons of self-interest but in order "to make the world safe for democracy." Some historians have long argued that American entry into the war *was* a matter of self-interest—Wilson had himself said: "England is fighting our fight!"—but American war aims were not ordinarily expressed in this fashion. Englishmen in general and Lloyd George in particular could sympathize with many of the Fourteen Points, such as the doctrine of national self-determination as a basis for changing the boundary lines of Europe and the establishment of a League of Nations, a proposal advocated for a number of years by influential Englishmen. But the British government was far less certain than Wilson seemed to be that the war had been the result of secret diplomacy, and it could not accept Wilson's insistence upon "absolute freedom of navigation upon the seas, alike in peace and war." To accept this provision, Lloyd George pointed out, would mean that Britain would deprive itself of the right to enforce a naval blockade, one of its major war weapons against Germany. Equally unacceptable to much Western European opinion was the implication that Belgium and France deserved no compensation or reparations for the immense material and human damage done by the German invaders.

The German government answered the Fourteen Points with an all-out drive for total victory. In the east, Germany imposed the Treaty of Bucharest upon Romania and the Treaty of Brest-Litovsk upon Russia. The purpose was to convert the Balkans and much of prewar European Russia into German satellite states. Then in March of 1918, with its eastern front secure,

Germany launched its last great offensive of the war. A rapid advance was made in the Somme area, where the depleted British forces retreated in the face of superior German numbers; German guns with a seventy-mile range began to shell Paris. The threat of a breakthrough between the British and French forces impelled the Western Allies at last to entrust the strategic direction of the war in the west to one man, General Ferdinand Foch. A more drastic conscription act in Britain made every man between eighteen and fifty-five liable to military service, and 355,000 British reserves which had been kept at home because of Lloyd George's fears of General Haig's intentions were now sent to the continent. In April, American troops first took active part in the fighting and during the next three months over 600,000 additional American troops crossed the Atlantic.

In May and June the Germans succeeded in making small advances, but by July the tide had turned. The Allied side had now achieved technological superiority, and in August General Haig's forces, successfully using tanks, began a general offensive in the Somme region. The German forces slowly retreated along the whole Western Front, and by early September the German army chiefs informed their government that peace had to be made at once. The Kaiser's government, which had scorned the Fourteen Points in January, now accepted them in October "as a basis for peace negotiations." The British cabinet issued a reminder that "the pronouncements of President Wilson were a statement of attitude made before the Brest-Litovsk Treaty [and] the enforcement of the peace of Bucharest on Roumania.... They cannot, therefore, be understood as a full recitation of the conditions of peace."

In the meantime, the Austrians had suffered a major defeat on the Italian front, and an Allied advance from Salonika in Greece had pushed Bulgaria out of the war. A long drawn-out British campaign against the Ottoman Empire in the Near East, in the course of which British Colonel T. E. Lawrence had roused the Arab tribes against their Turkish suzerains, was climaxed in October 1918 by the capture of Damascus. On October 31 Turkey left the war. In Germany itself, four years of unremitting war effort had likewise taken their toll. The reconstruction of the government in October 1918 only fanned the fires of domestic discontent. In early November a naval mutiny began to spread inland; Emperor William II was forced to abdicate; and early on November 11 it was announced that representatives of the German government had agreed to terms that amounted to a virtual unconditional surrender.

Six million Britons had served in the armed forces. Of these 750,000 lost their lives (88 percent were killed in action), and 1,700,000 were wounded. For the moment, all that the living could think of was that the ordeal was over at last. As the bells announced the Armistice, London's streets became "a sea of laughing, joking people" dancing and singing in the streets and on buses. The horrors of the past and the fears for the future evaporated for the moment in "a triumphant pandemonium."

BY STCKHLDR
John J CRAPO
PRO SE JJC/jjc

BY StockHLDR MR
John J. CRAPO, Pro So


CRUSADE

A "HUNGER MARCH" ON THE ROAD TO LONDON, 1936
Shipyard closing had put more than two-thirds of the men of Jarrow out of work. *Radio Times Hulton Picture Library.*

and its record of political repression was ignored in favor of the economic efficiency promised by Stalin's five-year plans. The United States, in contrast, had been scorned by the British Left ever since the Sacco-Vanzetti case of the 1920s; and even Roosevelt's New Deal was often dismissed as a "Fascist economy." From 1936 on, the Left Book Club—borrowing an American idea—faithfully supplied its 50,000 members with propaganda. In innumerable novels the hero, after a painful struggle of conscience between his materialistic and idealistic selves, joined the Communist party on the last page. ("Robert turned from the window. The sound of the unemployed Welsh miners' singing came faintly from below. 'All right, I'm coming with you,' he said simply."[3]) The Communist party never attracted more than a few thousand card-carrying members; it elected only a single member of Parliament during the decade; and it never succeeded in winning the Labour party to the cause of a United Front against fascism. But its ideological influence was certainly significant.

An alternate cure for the ills of society was offered by Sir Oswald

[3] Michael Wharton, "A Few Lost Causes," in Raymond, ed., *The Baldwin Age.*

Mosley's British Union of Fascists. In emulation of Mussolini and Hitler they paraded in blackshirt uniforms, held theatrical floodlighted meetings, and in unison saluted their leader: "Hail Mosley!" The Fascists saw themselves as representatives of "Youth" and "Vigour" and spoke constantly of "Action" and "Getting Things Done." Mosley mercilessly taunted his former Labour allies who had resigned their governmental power in the face of the collapse of capitalism they had so long predicted: "What would you think," asked Mosley, "of a Salvation Army which took to its heels on the Day of Judgment?" Although the Union of Fascists had 20,000 members by 1934, their parliamentary organization, their overt anti-Semitism, and their bullying and violent tactics alienated most British opinion. "Mosley won't come to any good," predicted Stanley Baldwin in 1934, "and we need not bother about him." The government did bother about him to the extent of passing a Public Order Act in 1936 which outlawed the wearing of political uniforms, but otherwise Baldwin's prediction was borne out by events.

There were numerous other fringe groups active in the 1930s, each with its own particular panacea for the nation's ills. The Distributionists saw industrialization as the enemy and echoed the early nineteenth-century Luddites in their advocacy of peasant proprietorship and the wearing of handwoven clothes. The Social Credit party saw the bankers as the enemy, wore green shirts, and sought to raise consumer purchasing power by distributing what they called "the national dividend." Though such movements betray a widespread disillusionment with politics as usual in the 1930s, they all proved in the long run to be lost causes.

A desire to be socially conscious and an affinity for the Left was found among a generation of new poets and novelists such as W. H. Auden, Stephen Spender, and Christopher Isherwood. George Orwell explored the theme of poverty in the large city in such novels as *Keep the Aspidistra Flying* (1936). Yet other traditions persisted as well during the interwar era: the Freudian self-analysis of D. H. Lawrence (1885–1930); the experimenting in verbal techniques of James Joyce (1882–1941); and the explorations of a private world carried on by Virginia Woolf (1882–1941), one of the members of the renowned Bloomsbury group of London-centered writers, artists, and philosophers. Such Edwardian literary giants as Shaw, Wells, and Galsworthy remained active well into the 1930s or beyond.

Regarded as "neither art nor smart" by the intellectuals but far more influential than the serious novel among the working classes, the cinema came gradually to replace the music hall as the chief source of popular entertainment. Far more acceptable to intellectuals was the BBC, the British Broadcasting Corporation, begun in 1922 and established in its present form in 1927. The BBC was a monopoly established under the auspices of the state but not subject to its day-to-day control. It received its income not from advertisers but from license fees paid to the Post Office. There were three million licenseholders by 1929, nine million by 1938. In the words of Sir John Reith, who directed the Corporation from its founding until 1939, its

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Italy (*continued*)
258–59, 270, 280
before and during World War II, 294, 297–98, 300, 302–303, 310–12, 314, 316, 318, 320–22
since World War II, 342, 344, 350, 364, 379

Jamaica, 356
Jameson Raid, 172–73, 223
Japan
alliance with, 224–25, 270
navy, 207
as trade rival and example, 240, 363, 384, 391
and World War I, 240, 270
and World War II, 292, 294–95, 306, 318–20, 322, 342
Jellicoe, Admiral, 246
Jenkins, Roy, 369–70, 375–76, 370
Jews, 63, 113, 147, 180, 289, 318, 340–41, 360
Jinnah, Mohammed Ali, 338–39
Johnston, Sir Harry, 169
Jones, Henry Arthur, 199
Jowett, F. W., 272
Joyce, James, 289
Judicature Act (1873), 115
Justices of the Peace, 5, 42, 47, 157, 202
Jutland, Battle of (1916), 245–46

Kay, Dr. James, 53
Kellogg-Briand Pact (1928), 281, 293
Kennedy, John Fitzgerald, 310, 361–62, 365
Kennedy, Joseph P., 334
Kenya, 355, 357, 371, *See also* Africa
Keynes, John Maynard (later Lord), 286, 313, 315, 334
Khartoum, 148, 173–74
Khrushchev, Nikita, 350–51, 361
Kidd, Benjamin, 164
"Kilmainham Treaty" (1882), 153
Kingsley, Charles, 87, 183
Kipling, Rudyard, 165
Kitchener, Sir Herbert (later Earl), 173–75, 235, 237, 238, 242–43
Korean War (1950–53), 344, 347, 349
Kruger, Paul, 172–75, 205, 223

Labor, agricultural, 20, 31, 74, 145, 180, 206, 247, 314
Labor, industrial
conditions: 19th century, 25–27, 32–34, 42–43, 47–50, 75, 129, 187–88; 20th century, 196–97, 208–209, 218–19, 243–44, 248, 265–68, 287–88, 313–15, 337, 344, 360 387–88
organization of: 19th century, 30–31, 42–43, 83–84, 136, 188–89; 20th century, 204, 218–19, 238, 240–41, 265–66, 277–79, 313–14, 329, 331, 336, 344–45, 363, 370, 376, 378–79, 384–85, 387–89, 391
regulation of: 19th century, 47–49, 136, 159, 190–91; 20th century, 197, 207–209, 216, 219, 240, 243–44, 265, 278, 313–14, 330–31, 369–70, 378–79, 387–88
Labouchere, Henry, M. P., 157
Labour Exchanges, 208
Labour party
founding of, 189–90
in Parliament of 1906–14, 204–205, 210–12, 216, 228
in World War I, 234, 241
between World Wars, 256–57, 269–72, 274–75, 279, 281–84, 286, 288, 297–98, 305
in World War II, 308, 313–14, 327–29
since World War II, 328–41, 343–48, 354, 362, 364, 366, 370, 376, 379, 381, 384, 388–91
Labour Representation Committee, 189–90, 204, 329
Laissez-faire economics, 41–44, 53, 76, 86, 90, 119, 183–88, 200. *See also* Classical economists
Lansbury, George, 284, 297
Lansdowne, Lord, 212, 226–27
Lausanne, Treaty of (1923), 269
Law, Andrew Bonar, *See* Bonar Law, Andrew
Law reform, 6, 7, 9, 46, 84, 115, 145, 266, 373
Lawrence, D. H., 289, 373
Lawrence, Colonel T. E., 251
League of Nations, 45, 160, 250, 258–59, 263, 269, 274, 280, 294–98
mandates, 259, 340, 355
Left Book Club, 288
Lend-Lease Act (1941), 316, 333
Lenin, Nicolai, 162, 278
Liberal party
and Ireland, 113, 152–60, 212, 220–21
early 20th century revival, 201–207
in late 19th century, 113–14, 119, 130–35, 143, 145–46, 162, 170, 200
and social reform, 152–53, 190–91, 215
split over Boer War, 175, 200, 203
split over "Home Rule," 155–57
on eve of World War I, 215–17, 233–35
effects of World War I on, 269–72, 275, 281, 283–85, 297–98
during and since World War II, 308, 313, 328, 345–47, 366, 368, 376, 388–90
See also Whig party
Liberal Unionist party, 156–57, 159, 170, 200–201, 204, 213

Liberation Society, 133
Libya, 312, 316
Licensing Bills
(1904), 201–202, 204
(1908), 206, 208
See also Temperance movement
Liverpool, 6, 21, 22, 26, 50, 75, 113, 124, 142, 160, 219, 316, 372
Liverpool, Lord, 9, 208
Livingstone, David, 163–65
Lloyd George, David
and Boer War, 175
as chancellor of the Exchequer, 208–212, 215, 218, 230–31, 329
as minister of Munitions, 241, 243
as president of the Board of Trade, 203, 207
as prime minister: (wartime), 243–47, 255–57, 261, 263, 284, 320; (peacetime), 255–58, 261, 263–64, 268–70, 274, 278
and subsequent career, 270–71, 281, 284–85, 308
Lloyd, Selwyn, 364
Local Government
19th century, 5, 14–15, 29, 74, 124, 136, 146, 157–58, 181, 186–87
20th century, 202, 217, 279, 297, 370, 378
Locarno, Treaty of (1925), 276, 280–81, 300
London
in early and mid-19th century, 4, 10, 12, 21–23, 30, 33, 56, 70, 74–76, 78–79, 84, 101, 111, 117
in late 19th century, 128, 132, 137–39, 157, 175, 180–82, 186–88
in early 20th century, 197–98, 207, 219, 224, 235, 245, 251, 295, 298
in World War II, 307, 311–14, 316–17, 322
since World War II, 334, 337, 345, 358, 362, 370, 372–74, 384, 391
London Conference
(1830–31), 59
(1870), 100
(1913), 233
London School of Economics, 186
London stock exchange, 378, 389
London, University of, 45, 200, 357
Lords, House of
as judicial body, 115, 201, 204, 212
power of: pre-1832, 8, 11–13, 51; post-1832, 14–16, 29, 39, 47, 51–52, 107–109; post-1867, 115, 133, 145, 152, 156, 160, 206–207, 210–13; post-1911, 214, 216, 220, 270, 316, 344, 361, 366
Lovett, William, 32–33
Lowe, Robert, 20
Lusitania, 245
Lutyens, Sir Edwin, 206

Lyell, Sir Charles, 88
Lytton Report, 295

Macaulay, Thomas Babington, 33, 71, 86, 349
MacDonald, Alexander, M. P., 134, 146
MacDonald, James Ramsay
as Labour party leader, 204, 216, 234, 257
as prime minister: (Labour), 272–75, 280–83; (National), 283–84, 296–97
Macleod, Iain, 366
Macmillan, Harold, 354–55, 357, 359–61, 364–65, 371, 376
Mafeking, Siege of (1899), 174–75
Maine boundary dispute, 61
Majuba Hill, Battle of (1881), 147
Malaya, 319, 322, 355–56
Malaysia, 356–57
Malthus, Thomas, 42, 89, 102
Manchester, 21, 22, 26, 32, 37, 50, 74–75, 99, 130, 164
Manchester Guardian, 130
Mann, Tom, 219
Manning, Henry Edward, Cardinal, 80, 187, 188
Maori Wars, 105
Marshall, General George, 319
Marshall Plan (European Recovery Program), 336, 343
Marx, Karl, 6, 183–84, 272, 294
Maudling, Reginald, 366, 368
Maugham, Somerset, 199
Maurice, F. D., 87
Maxwell, James Clerk, 127
May, Sir George, 283
Mazzini, Giuseppe, 97, 168
Mearns, Andrew, 187
Medical profession, 215–16, 332–33
Mediterranean Agreements (1887), 172, 223
Melbourne, Viscount, 28–30, 38, 51, 58, 61, 82, 113
Mendelssohn, Felix, 97
Menon, V. P., 339
Methodists, 5, 44, 80, 133
"Midlothian Campaign" (1879–80), 142–43, 148
Mill, John Stuart, 46, 81, 86, 101, 109, 113, 126, 181, 190
Milner, Sir Alfred (later Lord), 174
Mine Inspection Act (1850), 47
Mines Act (1842), 47, 53
Mining industry, 47–48, 53, 196–97, 207, 219, 240, 266, 277–79, 282, 330–31, 387–88
Mitchel, John, 40
Mohammed Ali, 60
Monarchy
pre-1832, 5, 8

3

EXHIBIT SIXTY-NINE (69) OF ONE HUNDRED FIFTHTEEN (115) EXHIBITS by John J. CRAPO, Pro Se

Formed	Party	Prime Minister	Chancellor of the Exchequer	Home Secretary	Foreign Secretary	Other Ministers
Jan. 1924	Labour	Ramsay MacDonald	Philip Snowden	Arthur Henderson	Ramsay MacDonald	Lord (R. B.) Haldane (Lord Chancellor) Sidney Webb (Board of Trade)
Nov. 1924	Conservative	Stanley Baldwin	Winston S. Churchill	Sir William Joynson-Hicks	Austen Chamberlain	Neville Chamberlain (Health)
June 1929	Labour	Ramsay MacDonald	Philip Snowden	J. R. Clynes	Arthur Henderson	
Aug. 1931	National (mostly Conservative)	Ramsay MacDonald	Philip Snowden Neville Chamberlain (1931)	Sir Herbert Samuel Sir John Gilmour (1932)	Lord Reading Sir John Simon (1931)	Stanley Baldwin (Lord President of the Council)
June 1935	National (mostly Conservative)	Stanley Baldwin	Neville Chamberlain	Sir John Simon	Sir Samuel Hoare Anthony Eden (1935)	Ramsay MacDonald (Lord President of the Council, to 1937)
May 1937	National (mostly Conservative)	Neville Chamberlain	Sir John Simon	Sir Samuel Hoare Sir John Anderson (1939)	Anthony Eden Lord Halifax (1938)	Winston S. Churchill (Admiralty, 1939)
May 1940	Coalition	Winston S. Churchill	Sir Kingsley Wood Sir John Anderson (1943)	Sir John Anderson Herbert Morrison (1940)	Lord Halifax Anthony Eden	Clement Attlee (Deputy P.M., 1942) Ernest Bevin (Labour)

War Cabinet, 1940–1945

Winston S. Churchill	Lord Beaverbrook (to 1942)	Oliver Lyttelton (1941–1945)
Neville Chamberlain (to 1940)	Sir John Anderson	Sir Stafford Cripps (1942)
Clement Attlee	Sir Kingsley Wood (to 1942)	Robert Casey (1942–1945)
Lord Halifax	Ernest Bevin	*Herbert Morrison (1942–1945)*
Anthony Greenwood (to 1942)	Anthony Eden	Lord Woolton (1943–1945)

Formed	Party	Prime Minister	Chancellor of the Exchequer	Home Secretary	Foreign Secretary	Other Ministers
May 1945	Conservative	Winston S. Churchill	Sir John Anderson	Sir Donald Somervell	Anthony Eden	

Formed	Party	Prime Minister	Chancellor of the Exchequer	Home Secretary	Foreign Secretary	Other Ministers
July 1945	Labour	Clement R. Attlee	Hugh Dalton Sir Stafford Cripps (1947) Hugh Gaitskell (1950)	Chuter Ede	Ernest Bevin Herbert Morrison (1951)	Sir Stafford Cripps (Bd. of Trade to 1947) Aneurin Bevan (Health) Herbert Morrison (Leader of Commons)
Oct. 1951	Conservative	Winston S. Churchill	Richard A. Butler	Sir David Maxwell Fyfe	Anthony Eden (also Deputy P.M.)	
Apr. 1955	Conservative	Sir Anthony Eden	Richard A. Butler Harold Macmillan (1955)	Gwilym Lloyd George	Selwyn Lloyd	Richard A. Butler (Leader of Commons) Marquis of Salisbury (Lord Pres. of Council)
Jan. 1957	Conservative	Harold Macmillan	Peter Thorneycroft D. Heathcote-Amory (1958) Selwyn Lloyd (1960) Reginald Maudling (1962)	Richard A. Butler Henry Brooke (1962)	Selwyn Lloyd Lord Home (1960)	Duncan Sandys (Defense) Richard A. Butler (Deputy P.M., 1962)
Oct. 1963	Conservative	Sir Alec Douglas-Home (formerly Lord Home)	Reginald Maudling	Henry Brooke	Richard A. Butler	Edward Heath (Board of Trade)
Oct. 1964	Labour	Harold Wilson	James Callaghan Roy Jenkins (1967)	Sir Frank Soskice Roy Jenkins (1965) James Callaghan (1967)	Sir Patrick Gordon-Walker Michael Stewart (1965) George Brown (1966) Michael Stewart (1968)	George Brown (Economic Affairs, to 1966) Barbara Castle (Transportation; Employment & Productivity, 1968)
June 1970	Conservative	Edward Heath	Iain Macleod Anthony Barber (1970)	Reginald Maudling Robert Carr (1972)	Sir Alec Douglas-Home	Margaret Thatcher (Education & Science)
Mar. 1974	Labour	Harold Wilson	Denis Healey	Roy Jenkins	James Callaghan	Anthony Wedgwood Benn (Industry)
Apr. 1976	Labour	James Callaghan	Denis Healey	Roy Jenkins Merlin Rees (1976)	Anthony Crosland David Owen (1977)	Anthony Wedgwood Benn (Energy) Michael Foot (Leader of Commons)

JJC / JJC
May 04th 2002

EXHIBIT Sixty-EIGHT (68)
May 04th Year 2002
BY M

John J. CRAPO one-hundred-FIFTHTEEN (115) EX-HIBITS
JJC/jjc



A History of England
General Editor: LACEY BALDWIN SMITH

THE MAKING OF ENGLAND: 55 B.C. to 1399
C. Warren Hollister
University of California, Santa Barbara

THIS REALM OF ENGLAND: 1399 to 1688
Lacey Baldwin Smith
Northwestern University

THE AGE OF ARISTOCRACY: 1688 to 1830
William B. Willcox
Yale University

BRITAIN YESTERDAY AND TODAY: 1830 TO THE PRESENT
Walter L. Arnstein
University of Illinois, Urbana

0-669-97964-3

EXHIBIT SEVENTY (70)
OF ONE HUNDRED FIFTHTEEN (115) EXHIBITS
BY John J. CRAPO ✓

Doc's orders: Know thyself

Keep medical history of kin at fingertips

By AZELL MURPHY CAVAAN

Imagine your 2-year-old maneuvers her way into your medicine cabinet, and before you know it she's gulped down a couple mouthfuls of adult cough syrup.

In your haste to get her emergency medical attention, will you remember the allergic reactions she's had to medications in the past? Will it cross your mind to tell the attending physician about that nasty fall she took a couple months ago?

Experience dictates it's not likely you will, according to professionals in the medical field who have dealt often with panicky parents.

"It's hard to recall that kind of medical history information when you're in a frantic state of mind," said Wafaa Alhassan, pharmacy manager of Wal-Mart in Quincy.

"Your thoughts are focused on the emergency at hand."

In such cases, it's best to let a medical history file do the talking for you, experts say.

Doctors and pharmacists agree that keeping track of family health information makes sometimes vital information easily accessible for both routine doctors' visits and emergencies.

Although organizing a thorough medical history file for all the members of a family takes little effort and time, it remains one of the most commonly neglected housekeeping chores.

"Not enough families keep good records," said Dr. Karen Joyce Miller, a developmental and behavioral pediatrician at Tufts-New England Medical Center's Floating Hospital for Children.

"Even families with children who have complex medical needs often do not have medical history files."

Home medical files needn't be elaborate and it's best *not* to keep the information on a computer since you will want to keep the file portable. A simple three-ring binder filled with loose-leaf paper or a large notebook will do, Miller said.



STAFF PHOTO BY MIKE ADASKAVEG

LET THE RECORD STATE: Wafaa Alhassan, pharmacy manager of Wal-Mart in Quincy, says too few people keep good, accessible records of their family medical history, sometimes complicating emergency situations.

... improvement projects, getting started is often the most difficult part of starting a medical history file — especially for larger families with a lot of catching up to do.

But once a family's file is up to date, keeping track of family health matters is merely an easy chore in maintenance, Miller said.

For babies and small children that includes keeping track of im...

Significant health problems also should be recorded along with any visits the child makes to specialists, including the specialists' names and a copy of their reports.

A running list of prescribed medications the child has taken, with specific emphasis on allergic reactions to the medication, should also be included, Miller said.

Results of hearing or vision testing performed on older chil...

"A lot of times parents don't even get a copy of the report," Miller said.

"Sometimes it's sent right to the pediatrician if the parent doesn't specifically request that a copy be sent to them for their personal records."

Similar information regarding prescribed medications, visits to specialists, operations, and hearing and vision test results should be kept for all adults in the family and can be very helpful during medical emergencies, said Alhassan.

Other information, useful for more routine visits to the doctor, can tip physicians to begin early screening of adults or children for health problems that run in the family.

For example, sudden deaths and illnesses suffered by extended family members (parents, siblings, first cousins) should be kept on file.

"If people suddenly die in your family before age 40 with cardiac problems, it's very useful to keep track of that," said Miller.

Neurological disorders, epilepsy, learning disorders and similar family health patterns should also be included.

"People don't like to talk about those things," Miller said.

"But it's important to talk to your parents, aunts, uncles and cousins and find out what diseases or disorders may run in your family," said Miller.

It's a lesson most often learned later in life, according to Alhassan, who said the majority of customers who arrive at her pharmacy with a family health history file in hand are older people with chronic medical problems.

"It's mostly the new generations, the younger people who need to start keeping these records for the first time," she said.

"It might turn out to be a very valuable resource for a pharma-

NON Pharmacist. JJC / jjc
MAY 04 th Year 2002

BEST AVAILABLE COPY

EXHIBIT SEVENTY-ONE (71)
OF ONE HUNDRED FIFTHTEEN (115)
EXHIBITS

nearly ...

Boston Sunday Herald

FEBRUARY 24, 2002 ■ $1.75

Judge faces more woes

Murphy 'barred from employing women'

By DAVE WEDGE

Embattled Judge Ernest B. Murphy, who has come under fire for a string of light sentences and letting accused rapists walk out court, is banned from having women work for him because a former female law clerk complained that he harassed her, sources confirmed.

"He hasn't had any female law clerks in recent months," a judicial source said of Murphy. The source added that a former clerk verbally complained to Murphy's higher-ups that the second-year judge harassed her but the woman never filed a formal complaint.

As a result of the incident, Murphy only has male law clerks working for him, sources said. Sources have also told the Herald that a probe into the judge's controversial actions both on and off the bench is under way.

Murphy, who is on vacation for two weeks from his New Bedford Superior Court post, couldn't be reached

Turn to Page 22

BY STCKHLDR John J. CRAPO.
PRO SE. AA. ABE. NON LWYR.
JJC/JJC MAY 04th 2002.

Exhibit Seventy-Two (72) Of One Hundred Fifthteen (115) Exhibits May 04 2002 By

22

Source: Clerk said Murphy harassed her



STAFF FILE PHOTO BY MARK GARFINKEL

MORE TROUBLE: Judge Ernest Murphy now faces harassment accusations.

From Page 1

for comment. His attorney, J. Owen Todd, said the judge never harassed anyone and denied that Murphy is banned from having female underlings.

"The judge categorically denies he ever harassed any law clerk — male or female — or that there's a prohibition against him having law clerks of any gender," Todd said.

Chief Justice Suzanne DelVecchio, who oversees the state's superior court judges, refused comment on the allegations.

One courthouse source said Murphy has a well-known reputation of "having problems with women."

"Some of the women have made sour comments about him, including some who never speak up about anything," the source said. The judge, a career civil attorney, is assigned to criminal cases in New Bedford Superior Court where he currently has a male clerk working for him.

Murphy, 59, has been blasted by victims, prosecutors and police for doling out probation to violent offenders and allowing four accused rapists to walk out of court. In many instances, Murphy eliminated high bails set by lower court judges so that alleged violent criminals could go free while awaiting trial. He also has been slammed for coddling criminals and making insensitive comments about victims, including telling prosecutors that a 14-year-old rape victim should "get over it."

That victim spoke out against Murphy this week because the judge gave eight years' probation to her attacker, 19-year-old Dean McSweeney, when prosecutors were pushing for a lengthy state prison term. McSweeney was found guilty of twice raping the girl, robbing a convenience store clerk at knifepoint and making threats to kill witnesses. McSweeney lives a block from the victim and the girl says she has nightmares and fears for her life.

Since being appointed to the bench in 2000 by former Gov. Paul Cellucci, Murphy has rankled prosecutors in three counties for a pattern of leniency toward thugs and rapists, most recently in Bristol County where District Attorney Paul F. Walsh Jr. has called for him to be removed from criminal cases. In addition to the McSweeney case, Murphy released an accused rapist from Fall River on personal recognizance, even though the man was on the lam for 18 months before he was tracked down in Louisiana.

In Plymouth County, he was criticized for giving probation to a child pornographer, a career criminal from Brockton and a child rapist, and for allowing two killer drunken drivers to spend the holidays with their families before going to jail.

Several legislators want the judge assigned to civil cases pending a probe while acting Gov. Jane Swift has said Murphy "obviously needs to adjust his attitude seriously."

DelVecchio has balked at reassigning the judge but said she is urging him to take advantage of "rookie judge school" — a weeklong training course he is slated to attend next month — as well as other judicial training courses.

Murphy, a Boston College Law graduate who worked for 30 years at some of Boston's top civil law firms, is a recovering substance abuser who helped found the Lawyers Concerned for Lawyers support group. Critics charge that his past has led him to be overly sensitive to defendants.

Several friends and defense lawyers have come to his defense, including state Rep. James Fagan (D-Taunton) who called Murphy a "reasonable" judge who "listens to both sides and acts appropriately rather than just rubber-stamp what prosecutors want."

Defense attorney Joseph Krowski Jr., who had several clients before Murphy in Brockton Superior Court last year, called the judge "courageous" for his controversial decisions.

"People may disagree with him but he does what he thinks is right," Krowski said. "You need judges like him in the system. It provides balance."

Murphy has been criticized for going below state sentencing guidelines — in some instances giving probation when the crimes call for long prison terms. But Krowski said the judge "makes well-reasoned decisions" that offset the "Draconian" sentences handed down daily by judges statewide.

"For every Judge Murphy, there are 100 judges who are the opposite," he said. "He understands people are presumed innocent, are constitutionally entitled to bail and he realizes that the jail cell isn't the only solution. (Critics) highlight him because he goes against the grain."

IDACORP Stck - HLDR John J. Crapo, Pro Se

JJC/jjc

BEST AVAILABLE COPY

EXHIBIT SEVENTY-THREE (73) OF ONE HUNDRED FIFTHTEEN (115) EXHIBITS MAY 04th Year 2002 BY IDA STCKHLDR John J. CRAPO, PRO SE

LEFT HANDS

Kennedy operatives are taking an active role in the campaign of gubernatorial candidate Robert Reich.

Pols & Politics, Page 25

Forum

Law's leadership lacking

Cardinal failed to look into key questions

Robert H. MNOOKIN

Like a chief of police faced with a claim that a cop on the beat has taken a bribe, or a CEO who learns that a manager is accused of price-fixing, or a school superintendent who is told that a principal is said to have sexually harassed a teacher, Boston's Bernard Cardinal Law faced a common leadership challenge: How should the head of an organization respond to the charge that a subordinate has acted in a way that was deviant, unlawful and offends the stated moral values of the enterprise?

The conventional wisdom is that Law, when faced with allegations that priests within the Archdiocese of Boston were accused of having had sexual contact with young boys, was too protective of the priests who were accused and too careless about the risks posed to their parishioners. While this certainly is a plausible criticism, addressing the leadership challenge from a broader organizational perspective is illuminating. How do Law's actions stack up, and what should he have done?

First, carefully investigate the facts of the particular case to assess the likelihood that the allegations in the individual case are true. Some allegations are false, and it would be wrong to simply presume the guilt of the accused. Moreover, to the extent possible, the organization should respect the privacy interests of those involved when making its own investigation. I see nothing for which to criticize Law in this regard.

Second, if criminal misconduct seems likely, determine whether the organization has a legal, prudential or moral duty to report the matter to responsible law enforcement officials, or whether instead it is sufficient to treat the case simply as a matter for internal discipline. Lawyers for the church no doubt advised Law that he had no legal duty to turn over the names of the offending priests to law enforcement officials. Unlike teachers or doctors, clerics are not subject to the law's requirement to report child abuse. The cardinal thereafter decided to treat these as matters of internal church discipline.

With the benefit of hindsight, Law might have served his church and the public better by contemporaneously reporting those individual priests where the internal investigation suggested abuse had occurred. But without knowing all the considerations Law took into account — including concerns about broadening the church's exposure to civil liability and the adverse effect of publicity — I would not be prepared to join the widespread public condemnation of his inaction on this score, had he taken appropriate internal actions.

Third, in choosing a remedy, look beyond the individual cases and consider the broader organizational context in deciding what changes, if any, are necessary to prevent future offenses. By treating these as individual cases, each involving a particular priest, and not focusing on the broader organizational challenges that were posed, Law failed as a leader. Putting to one side the foolish decisions simply to transfer some of the accused priests from one parish to another, there is no indication that the church leadership ever addressed a number of fundamental — if awkward — questions.

When improper behavior in another is discovered, there is a human tendency to exaggerate the importance of the offender's individual characteristics or "dispositional" attributes and to minimize the importance of the situation or social and cultural context. Social psychologists have characterized this propensity as a "fundamental attribution error." A long line of research suggests that the social context is often a more important determinant than individual predisposition. Investigating individuals is not enough. A leader also must face the uncomfortable possibility that broader organizational features are part of the problem as well and must be addressed.

A major clue to the appropriate remedies requires assessing whether the scope of the problem was special to Boston and the church. *In the Archdiocese of Boston about* 80 priests have been accused of having sexual contact with minor boys and there were hundreds of incidents. Some church officials have suggested that the rate of pathology among priests is no higher than that of the male population as a whole. But this may not be so. Is the prevalence as widespread in other parts of the country as in Boston? In other institutions where authority figures have access to young boys?

If, as many suspect, the problem is more widespread in the church, a responsible leader must explore at an organizational level why this could be so. Uncomfortable questions must be asked: Could it be that more men with a desire for sex with young boys are being drawn to the priesthood? If so, are better screening procedures possible?

Even more demanding is the question of whether a subculture exists within the organization that accepted and supported the deviant behavior. It is well known that in police departments, for example, corruption or police brutality toward a minority group is not necessarily a problem of a few "bad apples" in the barrel but is instead sometimes a problem at an organizational level — some of the barrels may be defective.

I am not claiming that in the *Archdiocese of Boston there is in* fact a subterranean subculture that accepted and supported pedophilia, but I am suggesting that a leader must face up to that possibility, and ask whether there are features of the culture of the organization that must be rooted out.



STAFF FILE PHOTO BY GEORGE MARTELL

SHAKEN SHEPHERD: Pedophile priests have posed a leadership challenge for Bernard Cardinal Law, center.

Robert H. Mnookin is the Williston professor of law at Harvard.


The Arab Israeli Dilemma
Fred J. Khouri
EXHIBIT SIXTY-SIX (66) OF ONE HUNDRED FIFTEEN (115) EXHIBITS BY John J. CRAPO, Pro Se
JJC/jjc May 04 2002

EXHIBIT Sixty-Seven (67) EXHIBIT OF ONE HUNDRED FIFTEEN (115) EXHIBITS BY John J. CRAPO, PRO SE

The Arab-Israeli Dilemma

FRED J. KHOURI

Villanova University

SYRACUSE UNIVERSITY PRESS

JJC/jjc May 04th Year 2002 JJC/jjc

EXHIBIT SIXTY-EIGHT (68) OF one Hundred FIFTEEN (115) EXHIBITS BY StockHLDR J.J. CRAPO, PRO SE JJC/jjc May 04 2002

ABOUT THE AUTHOR: Fred J. Khouri, professor of political science at Villanova University, Villanova, Pennsylvania, has devoted many years of study to Middle Eastern problems. During extensive travels in the Middle East between 1958 and 1964, American-born Professor Khouri visited many refugee camps and trouble spots along the Arab-Israeli demarcation lines and participated in frank discussions with Arab, Israeli, and UN officials. Professor Khouri was a visiting professor at the American University of Beirut, Lebanon, from 1961 to 1964. He visited Israel and seven Arab states in 1969. His articles have appeared in *The Middle East Journal*, *The Middle East Forum*, *The Review of Politics*, *New Outlook*, and *Transactions*. He is a native of New Jersey, and holds B.A., M.A., and Ph.D. degrees from Columbia University.

FIRST EDITION
Fourth printing, 1973

Library of Congress Catalog
Card Number: 68-20483

CLOTH, Standard Book Number: 8156-0063-1

PAPER, Standard Book Number: 8156-0066-6

Manufactured in the United States of America

To the memory of my parents
and my sister Isabel

EXHIBIT SIXTY-NINE (69) OF ONE HUNDRED-FIFTHTEEN (115) EXHIBITS BY STCKHLDR John J. CRAPO, Pro SE

Foreword

Although for many years the Arab-Israeli question has been one of the most complex and explosive issues facing the UN and the world and although widespread misunderstandings and controversies over the facts involved have seriously hindered efforts to resolve the question, relatively few experts on the Middle East have attempted to investigate thoroughly this emotion-ridden and controversial subject and to write dispassionately about it. It is also unfortunate that even these experts usually dealt with only limited aspects of the problem, leaving unfulfilled the pressing need for a comprehensive and scholarly study of the over-all Arab-Israeli problem from its earliest beginnings in history to the present day. Moreover, only rarely have specialists on the contemporary Middle East made adequate use of the vast amount of UN records and documents which constitute the most valuable and extensive primary source material available anywhere on Arab-Israeli relations and whose careful scrutiny is absolutely essential to any accurate and profound understanding of the basic Arab-Israeli differences which continue to resist reconciliation and to threaten the peace of the world.

As a political scientist specializing in Middle Eastern affairs, I have spent many years studying the principal primary and secondary source material, including all the pertinent UN publications, and doing on-the-spot research throughout the Middle East in order to fill many of the serious gaps in knowledge which have existed and to record, document, and analyze as comprehensively and objectively as possible within a single volume the more significant phases of and the divergent points of view on the Arab-Israeli problem from its origin to the early part of 1968. In an attempt to add to the depth of this study, I have made extensive use of the invaluable information and insight gained over a period of years from teaching and traveling in the Middle East, visiting sensitive border areas, and from frank, off-the-record discussions with many high government officials (such as King Hussein of Jordan and Crown Prince Feisal of Saudi Arabia, and various presidents, prime ministers, and foreign ministers in nearly all states in the area), as well as with many lower officials, scholars, religious and political leaders in Israel and the Arab states, refugees, and others with diverse experience in the area. Of particular value were my talks with top UN officials and staff members of the UN Relief and Works Agency for Palestine Refugees, the UN Emergency Force, the UN Truce Supervision Organization, and the four Arab-Israeli Mixed Armistice Commissions.

Throughout the book staunch support is given to the UN and the

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principles of its Charter because, ever since I first began to study international relations at Columbia University and joined the League of Nations Association shortly before World War II, I have been keenly aware of man's desperate need for more effective world law and world organization. I remain firmly convinced that only through the repudiation of brute force as an instrument for resolving disputes between nations and through increasing the authority and effectiveness of the UN can man have any real hope of ever achieving true and lasting peace and avoiding catastrophic wars in the future, whether in the Middle East or elsewhere in the world.

Since Arab-Israeli relations, like all international relations, are not determined by impersonal states but by human beings who alone are able to act and react, I have frequently given great emphasis to the attitudes and feelings of the Arabs and the Israelis and to those policies and developments which contributed significantly to the intensification of Arab-Israeli mistrust, fear, and hostility. In short, by presenting the Arab-Israeli dilemma in many of its dimensions, I have tried to bring to light the pertinent facts and the fundamental principles involved and to evaluate fully, candidly, and objectively the views, policies, and actions of the contending parties as well as the roles played by the major powers in the hope of promoting among the peoples in the West—who will continue to affect the Arab-Israeli conflict either directly or through the UN—and among the Arabs and Israelis themselves that deeper and clearer understanding so essential to its ultimate and peaceful solution.

To make it easier for the non-specialist reader, simple English spellings of Arab and Hebrew names of persons and places were generally used and no special effort was made to employ diacritical marks or to apply an exact system of transliteration.

There are so many to whom I am deeply indebted for assistance along the long path which this book has taken from research to publication that it is impossible to name them. I am very grateful to those UN and government officials who helped facilitate my research and/or contributed to the discussions in the area and the numerous specialists and non-specialists here and abroad who read parts or all of the manuscript and made many suggestions for its improvement. I also wish to express my appreciation to the staff of the Syracuse University Press for all their understanding and assistance in preparing my manuscript for publication. I am especially grateful to my sister Margaret, who provided patient and invaluable help throughout all the years required for writing the book.

FRED J. KHOURI

Villanova, Pennsylvania
March 11, 1968

May 04th Year 2002

Critical acclaim for

THE ARAB-ISRAELI DILEMMA

"A well-researched history of the Arab-Israeli problem written with insight and objectivity. The professor has traveled widely in the Middle East. He knows the peoples and their problems."—Drew Middleton, *Saturday Review*

"An excellent book, well documented and very balanced in approach. It will undoubtedly establish itself as a standard work of reference, and should be required reading for all courses on the Middle East.

"The style is clear and extremely readable."—*Choice*

"Research for this lucid analysis of the Middle East problem includes extensive background interviews with many heads of state and national officials. . . . Khouri is always a model of objectivity in dealing with a subject not conducive to that quality."

—*Newsweek*

"Professor Khouri has written the most comprehensive and up-to-date survey of the Arab-Israeli conflict yet published. The discussion is calm, dispassionate and responsible throughout, and it is extremely well documented. . . . This is a work which should command the attention of all serious students of the Arab-Israeli conflict, whatever their points of view. It is especially recommended to those who deal with the problem actively, because of the broad and convenient background which the book provides."

—*Foreign Service Journal*

"Remarkably thorough treatment based on many years of study. . . . The author has not hesitated, in his analysis of state behavior, to criticize any and all concerned—Arabs, Israelis, Americans and other Great Powers."—*Middle East Journal*

"The analysis is conducted with much care and an objectivity which is as great as possible with such a subject. . . . This book can really be considered as the best which has been published on the Arab-Israeli conflict."—*Revue Française de Science Politique*

"This is a book one can hardly ignore if one is dealing with the Arab-Israeli problem."

—*Nyt Fra Historien*, Denmark

Cloth, $10.00
Paper, $4.25

SYRACUSE UNIVERSITY PRESS
Syracuse, New York 13210

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shall be reconstituted as the National Home of the Jewish people." The final text, however, referred merely to "the establishment in Palestine of a National Home for the Jewish people." This was further qualified by the statement that "nothing shall be done which may prejudice the civic and religious rights of the existing non-Jewish communities or the rights and political status enjoyed by Jews in any other country." Weizmann blamed the opposition of Edwin Montagu, an anti-Zionist Jew in the British cabinet, for the substantial weakening of the final declaration. Britain obtained the hesitant support of the United States for the declaration before she formally committed herself. Later, France and Italy vaguely proclaimed their backing of the Zionist program without specifically mentioning the Balfour Declaration itself.[3]

Although the Balfour Declaration was not a legally binding document, did not give the Zionists all they wanted, and was not as specific as they would have liked, it nevertheless strengthened their cause immeasurably. Actually, the Zionists, at least in their more formal demands, had been careful to avoid specifically requesting a Jewish state—despite the fact that a state was indeed their ultimate goal. Zionist leaders were willing to take one step at a time and achieve their objective piecemeal; they were even willing to make tactical retreats when necessary. These policies and tactics paid off in 1917, and they were to pay off later as well.

Arab Nationalist Movement and British Wartime Promises

In the nineteenth century, French and American missionary and educational activities in the Levant provided the stimulus of new ideas and encouraged the study of Arab history and language. This awakened the interest and pride of the Arab in his heritage, thus giving birth to Arab nationalism. At first, this nationalism was basically cultural and affected only a handful of Syrian and Lebanese intellectuals. With time, however, it became more politically oriented and involved an increasing number of people, both Christians and Muslims, as it spread to other Arab areas. During the despotic rule of the Ottoman Sultan Abdul Hamid, Arab nationalism had to work underground. Although the Young Turk revolt in 1908 aroused hopes among the Arab nationalists for greater autonomy, they quickly found that the Young Turks were as opposed to Arab aspirations as had been the sultan overthrown by the Young Turks.

At the outbreak of World War I, Arab nationalists thought they had a choice of two courses: to cast their lot with the Turks in the hope of achieving autonomy and some self-government as an ultimate reward, or to support the Allies in the hope of acquiring complete independence.

Turkish ruthlessness in dealing with Arab nationalists soon drove even the moderate Arabs into the anti-Turkish camp. Once the Ottoman Empire joined the Central powers in the war, Britain quickly saw the advantages of an Arab revolt. Not only would it weaken Turkey militarily by depriving her of Arab manpower, but Arab forces could be used to augment the Allied armies in the Near East. Arab backing could also help prevent the Sultan's proclamation of a *jihad* (holy war) by all Muslims against the Allies, and prevent it from having any dangerous repercussions in the Arab world and in India. Furthermore, Britain now felt the need of creating an independent Arab state or federation to serve in place of the Ottoman Empire as a bulwark for her lifeline to India.

While the main intellectual centers of Arab nationalism were located in the principal cities of the Levant, the most effective military leadership arose in the Hejaz section of the Arab Peninsula. Firm Ottoman control over the Levant had effectively throttled the nationalist movement there, but Turkish control in Arabia was generally so weak that a nationalist revolt could develop with little interference. Despite the fact that Sharif Hussein of the Hejaz trusted the British implicitly, other more skeptical Arabs, particularly in Syria and Mesopotamia, were wary of them. These Arabs felt that they should not join the Allies until Britain made satisfactory promises to the Arabs. Syrian nationalists agreed to accept Hussein as their spokesman in any negotiations with Britain, provided he espoused their political platform, commonly known as the Damascus Protocol, as the essential condition for an alliance. Hussein accepted the terms of the Protocol, and they were incorporated in his negotiations with the British.

The Arab demands and British concessions were contained in an exchange of ten letters[4] between the Sharif and Sir Henry McMahon, British high commissioner of Egypt. Hussein's first note on July 14, 1915, presented the main Arab demands. He requested British recognition of Arab independence in an area bounded on the north by a line from Mersin-Adana to the Persian frontier, on the east by Persia and the Persian Gulf, on the south by the Indian Ocean, and on the west by the Red and Mediterranean seas. Only Aden was excluded. In his letters of October 24 and December 13, 1915, Sir Henry agreed "to recognize and uphold the independence of the Arabs in all the regions lying within the frontiers proposed by the Sharif of Mecca" with certain exceptions, none of which appeared, at least to the Arabs, to include the Palestine area. The British excluded the "districts of Mersin and Alexandretta and portions of Syria lying to the west of the districts of Damascus, Homs, Hama, and Aleppo," all of which "lie well to the

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north of Palestine." [6] Britain's position was that she had to give more careful consideration to Arab requests for the districts of Aleppo and Beirut because of the interests there of her ally, France. Britain also referred to the need for special administrative arrangements for the Baghdad and Basra vilayets. Britain went on to promise not "to conclude any peace whatsoever of which the freedom of the Arab peoples . . . does not form an essential condition." Hussein accepted the exclusion of the districts of Mersin-Adana and agreed to a temporary British occupation of the vilayets of Baghdad and Basra. He rejected the other modifications, but agreed not to press these matters until the end of the war in order not to impair the war effort. He had such faith in British integrity that he felt sure that Britain would not betray the Arabs when the war was over.

On the strength of McMahon's assurances, the Arab revolt began on June 5, 1916. While the Arabs did not play a large role in the overall war picture, their revolt was of great military value because it diverted a considerable number of Turkish reinforcements and supplies to the Hejaz, protected the right flank of the British armies as they advanced through Palestine, removed any danger of the establishment of a German submarine base on the Red Sea, and prevented the proclamation of a *jihad* by the Sultan from having any serious consequences in Allied-controlled areas. As the effects of the revolt spread northward through the Levant in the summer of 1918, the whole countryside began to rise against the Turks, thus aiding the advancing Allied forces.[6]

Meanwhile, on May 16, 1916, the French and British governments signed the secret Sykes-Picot Agreement which divided many Arab-inhabited territories into French- and British-administered areas as well as zones of influence and provided for the internationalization of Palestine. This agreement clearly conflicted with the McMahon promises to Hussein. But Hussein did not learn of the treaty until a year and a half later when Russia's revolutionary government published this and other secret war agreements in December, 1917. Early in 1918, Sir Reginald Wingate, the newly appointed high commissioner of Egypt, sent Hussein two telegrams which reaffirmed Britain's former pledges to the Arabs, held that the Sykes-Picot Agreement was not a formal treaty, and concluded that in any case Russia's exit from the war "had long ago created an altogether different situation." The telegrams, which deliberately misrepresented the facts, were apparently designed to reassure Hussein, and they achieved their purpose in that he continued to trust Britain.[7]

Hussein's confidence in the British survived even the publication of the Balfour Declaration on November 2, 1917. This time Britain sent Commander David George Hogarth to explain the declaration to Hussein. Again, the facts were deliberately distorted to placate Hussein. Although the declaration stated merely that "nothing shall be done which may prejudice the civil and religious rights" of the Palestine Arabs, Hogarth told Hussein that the "Jewish settlements in Palestine would only be allowed insofar as would be consistent with the political and economic freedom of the Arab population." Hogarth's term "political and economic freedom" was much stronger and more favorable to the Arabs than "civil and religious rights," the words used in the declaration itself. Hogarth also assured Hussein that Britain was "determined that the Arab race shall be given full opportunity of once again forming a nation in the world." Hussein not only accepted Hogarth's explanation, but he revealed his freedom from religious prejudice by expressing a willingness to welcome Jews who wished to settle in Palestine or in any other Arab territory as long as these areas remained under Arab control. On March 23, 1918, an article in his official publication *Al-Qibla,* Mecca called upon the Palestine Arabs to welcome the Jews as brethren and to cooperate with them for the common welfare. Moreover, in March, 1918, a Zionist commission headed by Dr. Chaim Weizmann went to Cairo and Palestine to try to allay Arab fears. Weizmann denied the allegation that Zionism sought political power. Although this statement misrepresented the true goal of most of the leading Zionists, for a while it did lessen Arab concern.[8]

As late as June, 1918, active recruiting was carried out in Palestine for the Sharifian army, "the recruits being given to understand," as the British government was to admit in 1930, "that they were fighting in a national cause to liberate their country from the Turks." On June 16, 1918, in response to a formal inquiry by seven Arab spokesmen from various parts of the Ottoman Empire, then residing in Cairo, the British government again formally and publicly assured the Arabs that it would abide by its earlier pledges. Concerning the Arab territories (including Palestine) that had already been liberated by Allied arms, the British policy would be "that the future government of those territories should be based upon the principles of the consent of the governed." The declaration made to the seven Arabs contained neither territorial reservations nor any other limitations based on the Sykes-Picot Agreement or the Balfour Declaration. The British made no effort to refute the conclusion drawn by the seven Arab spokesmen that Britain was "not free to dispose of Palestine without regard for the wishes and interests of the inhabitants of Palestine." [9]

In October, 1918, Arab doubts about British intentions began to rise again, and Arab unrest grew. On November 8, an official communiqué containing the text of a statement of policy representing the

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aims of the British and French governments in the liberated Arab areas was given to the press and posted on village bulletin boards throughout the Levant, including the Palestine area. The communiqué stated:

> The goal envisaged by France and Great Britain in prosecuting in the East the war . . . is the complete and final liberation of the peoples who have for so long been oppressed by the Turks, and the setting up of national governments and administrations that shall derive their authority from the free exercise of the initiative and choice of the indigenous populations.

The two countries would assist in setting up "indigenous governments and administrations in Syria and Mesopotamia." This statement did much to quiet Arab unrest, especially since France was also a party to it and since the Arabs considered Palestine to be an integral part of Syria. The Sykes-Picot Agreement and even the Balfour Declaration now seemed to be less dangerous to the Arab cause. Wilson's Fourteen Points, widely publicized in the Middle East, gave additional emphasis to the principle of the right of national self-determination. This further strengthened the hopes of the Arabs that they would be able to achieve their nationalist goals in Palestine as elsewhere.[10]

On the basis of these statements and promises made to the Arabs, as even a British royal commission admitted in 1930, "the real impression left upon the Arabs generally was that the British were going to set up an independent Arab state which would include Palestine." [11] Britain's failure to publish until 1939 the full correspondence with the Arabs during World War I helped to conceal the strongest evidence providing some support for Arab claims; this seriously handicapped the presentation of the Arab case in England and before the world for many critical years. The Arabs themselves shared the responsibility for the suppression of these important documents by their failure to publish them in English and other major languages in order to explain and justify their own cause more effectively in the international propaganda campaign that was to develop over Palestine.

Paris Peace Conference and Its Aftermath

The Zionist delegation at the 1919 Paris Peace Conference included prominent and capable persons from various countries. Well versed in Western diplomacy and psychology, they received a friendly, sympathetic reception from the delegates of the Allied states. This was to give them a major advantage over the Arab delegation.

At the time of the conference, Zionist claims to Palestine rested on the British wartime promise to the Jews as contained in the Balfour

Declaration, as well as on the various historic, religious, and humanitarian "rights" mentioned earlier. Zionists further contended that a Jewish Palestine could give new hope and inspiration to Jews everywhere and that Jewish capital and practical abilities could help develop the backward Palestine area for the benefit of the Arabs, too.

The Zionist delegates asked the conference, in effect, to (1) include the Balfour Declaration in the peace treaty; (2) disregard, since the Jews then represented only 10 per cent of the population of Palestine, the principle of the right of self-determination, at least until the Jews became a majority there; (3) oppose making Palestine into either an Arab state or an internationalized one, but to set it up as a British mandate; (4) provide for unlimited Jewish immigration into Palestine and "close settlement" by Jews on the land there; and (5) provide for the establishment of a Jewish Council for Palestine, representing the Jews in Palestine and elsewhere, with legal status and considerable powers. The Zionists continued to use the term Jewish "national home" rather than "state."

The Zionists did not obtain all their demands at the Paris Conference, but they put themselves in a strong position for achieving greater success when the Palestine Mandate was established.

The Arab case could be summarized as follows. The Arabs had a more valid claim to Palestine than did the Jews. A continuous occupation of Palestine from the seventh to the twentieth century provided a stronger historic right than one based only on a much shorter occupation that ended some two thousand years ago. The world would be thrown into chaos, legally and politically, if every group were permitted to lay claim to an area that its ancestors had possessed at one time in history. If claims based on religion had any real validity, the Christians and the Muslims could also assert their rights to Palestine. It was contended that even on religious grounds, the land of Palestine was not promised to the Jews exclusively; the Old Testament promise of a return was fulfilled by the return of the Jews from Babylon when the Second Temple was built; and in any case, the return was to come by divine guidance and intervention, not by human, political action. Furthermore, one group could not be legally or morally bound by the religious beliefs of or by the promises made to another group. As for humanitarian considerations, the Christian world was attempting to right an unhappy situation created by Christian intolerance—at Arab expense alone. The Arabs did not oppose the Jews as a religious entity, and they did not object to the immigration of Jews into Palestine as long as they came without political motives. Besides, it was neither just nor democratic to allow a minority to overrule the wishes and interests of the large majority. Since the Bal-

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four Declaration was merely a promise made by a British official to a private British subject, it had no legally binding validity under international law. In contrast, the British pledges to the Arabs had been made through formal agreements between sovereign states.

T. E. Lawrence, British leader of the Arab revolt, helped the Arab delegation which was led by Amir Feisal, son of Sharif Hussein, but the delegation was at a serious disadvantage because it lacked men of world stature with experience in Western affairs, diplomacy, and psychology. As a result, the Arab case was not presented effectively at the Peace Conference. Amir Feisal urged backing for Arab unity and independence as promised by the British; the Arabs would temporarily accept "the effective superposition of a great trustee" so long as provision was made for a "representative local administration." In late 1918 and early 1919 Feisal was actually more concerned about French than Zionist aspirations in the Near East. He even hoped that Zionist support could be used against France, but by this time Feisal had lost touch with Arab nationalist feeling, especially in Palestine. These factors helped induce him to sign an agreement with Weizmann on January 3, 1919, welcoming Jewish immigration to Palestine. However, he specifically made this agreement dependent upon the fulfillment of the wartime pledges of the British regarding Arab independence. When Britain did not fulfill her promises, the Arabs contended that this agreement had no further validity. On March 3, 1919, Feisal wrote a letter to Felix Frankfurter referring to the Arabs and Jews as cousins and stating that there was room for both in "Syria." At the same time, Feisal made it clear that the Arabs would not accept a Jewish state as such but only a possible Jewish province in a larger Arab state.[12]

The Paris Peace Conference, in writing Articles 20 and 22 of the League of Nations Covenant, further encouraged Arab hopes regarding Palestine. Article 22, paragraph 4 stated that certain communities taken from the Ottoman Empire had

> reached a stage of development where their existence as independent nations can be provisionally recognized, subject to the rendering of administrative advice and assistance by a Mandatory until such time as they are able to stand alone. The wishes of these communities must be a principal consideration in the selection of the Mandatory.

To the Arabs, the mandate system was to be an attempt at a partial fulfillment of Allied, and especially Wilsonian, promises that an Allied victory would foster the principles of independence, self-determination, and democracy based upon the will of the people. To the Arabs, all these principles supported the cause of the majority—namely, themselves—in Palestine. Article 20, moreover, stating that the League members agreed "that this covenant is accepted as abrogating all obligations or understandings *inter se* which are inconsistent with the terms thereof," appeared to the Arabs to render null and void both the Sykes-Picot Agreement and the Balfour Declaration, since these were inconsistent with the League Covenant. In August, 1919, even Lord Balfour admitted the existence of such an inconsistency when he conceded that

> the contradiction between the letter of the Covenant and the policy of the Allies is even more flagrant in the case of the "independent nation" of Palestine than in that of the "independent nation" of Syria. For in Palestine we do not propose even to go through the form of consulting the wishes of the present inhabitants of the country.[13]

With the approval of the Supreme Council at the Paris Peace Conference, President Wilson sent Dr. Henry C. King, president of Oberlin College, and Charles Crane, a businessman, to the Middle East for a report on the situation there. The King-Crane Commission found that an overwhelming number of Palestine Arabs wanted Palestine to remain part of Syria with Feisal as the head of state. If a mandate were established, the Arabs insisted that it include Palestine as well as Syria and that it be temporary, with either the United States or Britain as the mandatory power. The commission also warned against "the extreme Zionist programme for Palestine of unlimited immigration of Jews, looking finally to making Palestine a Jewish state." Although the commission felt that some of the aspirations and plans of the Zionists were praiseworthy, it concluded that the Zionist proposals as a whole would be unfair to the Arab majority and would require the use of military force to be implemented. The commission recommended that Palestine be kept as part of Syria and that only a limited part of the Zionist program be carried out.[14] The King-Crane report was not only to be ignored by the Peace Conference, but it was not even made public until 1922. Since this document gave more support to the Arab case than to the Zionist one, the conference's failure to consider the report or to publish it before the Palestine Mandate was set up by the League of Nations had the practical effect of aiding the Zionist cause and depriving the Arabs of favorable documentary evidence.

Conclusion

The British government seriously underestimated both the extent and the implications of the rise of Arab nationalism in and over Palestine and the determination of the Zionists to realize their goal of a Jewish

state. In addition, it ignored the warnings made as early as 1918 by a number of official observers and experts that Britain's conflicting promises and policies would ultimately lead to strife between Arabs and Jews and to endless troubles for Britain in Palestine. Some suggested that one way of resolving Britain's conflicting promises to the Arabs and Jews would be to establish one large Arab federation with a Jewish national home being set up in the Palestine part of this federation. Since the Jews then in Palestine represented only about 10 per cent of the total population, and since there was little assurance that the Jews could ever become an actual majority in Palestine, this proposed solution, if effectively pressed by Britain, might very well have been acceptable to many Zionists, as well as to many Arabs. This early period—before major problems and vested interests had had a chance to take root and when the Zionists were still calling for only a national home, not a sovereign state, and Arab opposition to Jewish immigration was just beginning to develop—was the most opportune time for Britain to have sought some fair and practical way of reconciling her conflicting commitments. By failing to take advantage of this singular moment in history to devise a consistent, farsighted program for Palestine, the British helped to create future dilemmas.[15]

Over the years, most Zionist leaders ignored the admonitions of various specialists on the Middle East, including those who were Zionist and pro-Zionist. As early as 1913, the director of the Palestine Office of the Zionist Organization warned,

> We have before us the task, which in no wise can be evaded, of creating peaceful and friendly relations between the Jews and the Arabs. In this respect we have to catch up a great deal that we have neglected, and to rectify errors that we have committed. It is, of course, quite useless to content ourselves with merely assuring the Arabs we are coming into the country as their friends. We must prove this by our deeds.[16]

Later, various Zionist sympathizers such as Mark Sykes and Colonel R. Meinertzhagen, also urged the Zionists to realize that the success of their cause depended upon an "understanding with the Arabs, whose national aspirations must . . . be reconciled and linked with their own," that the Jews must show patience and moderation in dealing with the Arabs if Arab hostility were to be broken down, and that Arab opposition "may possibly be averted if the Jews through a policy of peaceful penetration, without the blaring of trumpets and without special privileges such as Dr. Weizmann and other official Zionists desire, attain by their own merits a position of supremacy in the land."[17] This friendly counsel

notwithstanding, many Zionists, including well-educated and politically mature Western Jews, continued to display a serious lack of understanding of the existence and intensity of Arab national pride. Rather than seeking to foster the Arab friendship and cooperation so essential to the peaceful achievement of Zionist goals from the very beginning, shortsighted Zionist tactics and lack of consideration for Arab feelings and interests whipped up Arab fears and opposition.

As for the Arabs, because they had lived for centuries in the backward Ottoman Empire, most of them found themselves, at the end of World War I, lacking in political experience and ill-prepared to compete with the political acumen of the Zionists. Even their leaders were insufficiently aware of the dynamics and subtleties of international diplomacy and ignorant of how to present their case effectively. In fact, they were unable to realize that their conflict with Zionist political aspirations would be greatly determined by events and developments far removed from Palestine. As a result, they failed to make adequately serious and determined efforts in the field of international propaganda to defend the Palestine Arab cause. Furthermore, they neither correctly evaluated the determination and ability of the Zionists to achieve their own goals nor developed a policy which would have realistically dealt with the growing schism between Arabs and Jews in Palestine.

In short, the conflicting pledges and indecision of the British, the impatience of the Zionists to achieve their goals in complete disregard for the feelings and interests of the Palestine Arabs, and the political immaturity of the Arabs themselves at this critical stage in the history of Palestine helped to launch the chain of events which produced the Arab-Israeli dilemma confronting the world today.

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CHAPTER II

The Palestine Mandate, 1922–1948

Although by the end of World War I a few seeds of the future Arab-Israeli conflict had already been sown, far more serious ones were to take root during the mandate period itself. During the years immediately after World War I, when the split between the Arabs and the Jews over Palestine was still in its embryonic stage, the possibility remained that determined, farsighted efforts could still build a bridge between the two communities. But neither the British nor the Arabs and Zionists were willing to make the required efforts and concessions. As the years went by, Arab and Zionist attitudes and actions became increasingly antagonistic and irreconcilable, while British policies frequently did more to aggravate the deteriorating situation than to ameliorate it.

The Palestine Mandate, as Britain received it in 1920, included Transjordan, but Transjordan, despite strong Zionist objections, was made into a separate mandate in 1922. At that point Palestine came into being as a distinct political unit.

Initially the Balfour Declaration was only a vaguely worded promise made in a letter to Lord Rothschild. However, when the Palestine Mandate Agreement between Britain and the League of Nations was signed with the Balfour Declaration incorporated into it, the Zionists acquired their first internationally binding pledge of support; consequently, their political claims to Palestine were greatly strengthened. In fact the mandatory agreement was framed largely in the interest of the Jews. For example, it provided for (1) the incorporation of the whole of the Balfour Declaration; (2) the recognition of the "historical connection of the Jewish people with Palestine"; (3) the establishment of a Jewish agency to be "recognized as a public body for the purpose of advising and cooperating with the Administration of Palestine in such economic, social, and other matters as may affect the establishment of the Jewish population in Palestine"; (4) the facilitation of Jewish immigration and the "close settlement by Jews on the land," provided that the mandatory

insures "that the rights and position of other sections of the population are not prejudiced"; (5) the right of each community to maintain its own schools; and (6) the use of Hebrew, as well as Arabic and English, as official languages.[1] Both Britain and the League of Nations apparently believed that building a Jewish "national home" (a term still left vague and undefined) and protecting Arab rights and position were not incompatible objectives. They were convinced that the whole population of Palestine would so benefit from the material prosperity which Jewish immigration and money were expected to bring to the country that the Arabs would ultimately accept the new situation. It soon became apparent, however, that Britain and the League had failed to anticipate the determination of the Zionists and both the rapid growth and the effects of Arab nationalism. In addition, they failed to realize that for the Palestine Arabs, national goals were far more important than any potential economic advantages.

While the Zionists were delighted with the mandatory agreement, the Arabs were embittered because they considered its provisions unjust, undemocratic, and contrary to all promises which had been made to them. They denied the mandate's legal validity on the grounds that, contrary to the terms of the League Covenant, Palestine was not "provisionally recognized" as independent and the wishes of the inhabitants were not the "principal consideration in the selection of the mandatory" power as required by the Covenant. The Arabs were especially aroused because, whereas numerous articles of the mandatory agreement referred to the Jewish community by name, the Arabs, 90 per cent of the population, were referred to merely as "the other sections" of the population.

Apparently aiming at a unitary state, in 1920 the first high commissioner, Sir Herbert Samuel, set up an advisory council, including ten British officials, four Muslim and three Christian Arabs, and three Jews. It was an interim body designed to suggest legislation, but it was dissolved in February, 1923. A proposed twenty-three-member legislative council was never formed because the Arab leaders, opposed to any action which might imply recognition of the mandate's validity, and unhappy about the fact that the Arabs would have only ten seats on the council, withheld their participation. The advisory council was reestablished, but nationalistic pressures forced its Arab members to withdraw from it. Not until 1935–36 was a legislative council proposed again, but without success. Since no locally acceptable constitutional system could be agreed upon, neither the Arabs nor the Jews participated directly in governing Palestine, which continued to be ruled by Britain through a high commissioner.[2]

Developments Within the Jewish and Arab Communities

Despite the mandate's failure to provide specifically for an independent Jewish state, the Zionists regarded this as its main purpose. Zionist leaders wanted to retain the mandate until large-scale immigration could put Jews in the majority. Only then would the Zionists press for an independent Palestine. That is the reason why unrestricted immigration was so vital to the Zionists and, at the same time, so objectionable to the Arabs; it also explains why the immigration issue became the most basic source of friction between the Arabs and the Jews.

At the end of World War I, there were only about 55,000 Jews in Palestine, and though Jewish immigration was steadily promoted by Zionist organizations, there were some years prior to 1933 in which the moderate annual quota established by the mandate was far from filled. Nazi persecution after 1933, however, brought an upswing in the number of Jews (mostly from Central and Eastern Europe) entering Palestine both legally and illegally. By 1939 the Jewish community had reached 450,000—about 30 per cent of the total.

Between 1919 and 1936, $400 million was invested by Jews in Palestine. As a result new industries were set up and Arab land was purchased by the Jewish National Fund. The total amount of Jewish-owned land increased from 594,000 dunums (1 dunum = ¼ acre) in 1922 to 1,533,000 dunums in 1939.[3] Some of this acreage had been what Britain considered state-owned land (on the basis of Ottoman land registries) which the fund "rented" for nominal sums under ninety-nine-year leases. Other land was bought from absentee owners living in Syria and Lebanon who had been isolated from their properties by the British and French mandate boundaries. Arab tenants and workers were evicted from all this acreage. The land bought by the Jewish National Fund became the inalienable property of the Jewish people. It could not be resold to Arabs, nor could any Arab be employed on it.

During the mandate the Jews in Palestine enjoyed many formidable advantages over the Arabs. For example, the mandate provided for a Jewish Agency empowered to serve as the official spokesman of world Jewry in connection with Jewish immigration, agricultural, educational, and other interests in Palestine. The Palestine Jews developed their own communal organization, composed of an elected assembly and general council and an administrative apparatus, which soon assumed expanding quasi-governmental functions. The experience gained from this considerable degree of self-government was to be very valuable to the Jews when the time came to set up their own government. Since most of the Jewish immigrants entering Palestine during these years came from

relatively advanced countries in Europe, they were better educated and possessed greater political and economic maturity than did their Arab neighbors. Moreover, without centuries-old traditions to hinder them or vested interests and class divisions to combat—as was the case with the Palestine Arabs—the Palestine Jews could make quick progress in developing an up-to-date economic, social, and political system. In addition, more and more Jewish communities over the world pooled their many talents and extensive resources and applied their great influence—which often reached into all levels of Western public opinion, into the highest places in some Western governments, and into the League of Nations itself—to aid the Zionist cause in Palestine.

Just at the time when most Jews in various countries were uniting to support the Zionist cause in Palestine, the Arab world found itself split into many political units—mandates, protectorates, and "independent" states. In the Middle East, France acquired Syria and Lebanon as mandates. Britain became the mandatory power for Iraq, Transjordan, and Palestine, retained colonies and protectorates along the southern and eastern edges of the Arabian peninsula, and maintained her "special relations" with Egypt. Only the Hejaz and the Nejd (later Saudi Arabia) and Yemen were allowed to become independent states as a result of World War I.

The Arabs who found themselves in Palestine continued to suffer the consequences of having lived in the backward Ottoman Empire for centuries. Unlike the Jews, they did not have a constant stream of educated and politically and technologically advanced fellow-Arabs immigrating into Palestine with large amounts of capital. Thus, being as far in arrears as most Arabs found themselves in 1919, it would have taken them a long time to overcome all their deficiencies, even under the most auspicious of circumstances—but circumstances during the mandatory period proved far from ideal for the Arabs.

The British grant of considerable autonomy to the various religious groups, along the lines of the old Turkish millet system, worked against the development of a closely knit, organized Arab community. Separate Muslim, Christian, and Druze communities administered their own cultural, educational, religious, and certain judicial affairs. While nearly all Arabs agreed on opposition to Zionism, political differences arose between the communities over other issues. In 1921–22 the mandate set up and provided funds for a supreme Muslim council with the British-sponsored al-Haj Muhammad Amin al-Husseini, the Grand Mufti of Jerusalem, as its lifetime head. Nevertheless, disagreements cropped up even among Arab Muslims. A relatively bitter struggle developed between the Husseini faction and the more moderate faction led by Raghib

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Nashashibi, mayor of Jerusalem, who opposed the Husseini policy of noncooperation with the mandate authorities. However, during periods of crisis, as when in 1936–37 an Arab general strike took place and an Arab revolt broke out, the various groups managed to work together, but genuine Arab unity rarely lasted for any length of time. Because the Arab community failed to organize itself politically as effectively as the Jewish, it was unable to obtain adequate political experience, particularly on the national level, and this was to have harmful consequences for them in the critical period after World War II. Moreover, after the Arab revolt broke out, Britain arrested most of the members of the Arab Higher Committee and forced the Grand Mufti and others to flee the country, leaving the Arab community deprived of many of its most popular leaders.

By 1936 the Arab population had increased by 67 per cent over the previous two decades to about a million—primarily as the result of a high birth rate. A small group of Muslims constituted the wealthy landowning families, with a growing number joining the embryonic middle class made up mostly of the 95,000 Christians (Roman Catholic, Greek Orthodox, Syrian Catholic, and Protestant) who lived chiefly in the towns. Though the mandatory authority did introduce modern government services, it provided little money for public education. Attendance by girls as well as boys at privately supported Christian and Muslim schools (with Christian schools registering some Muslims also) rose steadily over the years, but there were never enough schools to accept all applicants. The 1931 census revealed literacy rates of 57.7 per cent for Christians, and 14.5 per cent for Muslims, with the rates rising everywhere—but again, not fast enough, particularly in contrast to the higher Jewish literacy rate.[4]

Unlike members of the Jewish community, the Arabs achieved little unity and produced few effective leaders. Whereas the Zionist leaders remained relatively flexible in their strategy and policies in the hope of making piecemeal progress toward their ultimate goal, the Arab leaders lacked the political experience and foresight to realize the long-range value of making occasional and essential tactical retreats. While the Zionists were cultivating the Western press, public, and government officials and organizing local Zionist groups throughout the world so they could more readily marshal world-wide support for their cause, the Arabs did not become fully aware of the importance of such activities until 1936. By this time they had lost so much ground to the Zionists on the international scene that they were never able to catch up.

The only significant headway made by the Palestine Arabs was among their fellow Arabs in adjacent areas. Arab nationalism, already

on the rise throughout the Middle East, found in the Zionist threat a rallying point for Arab nationalists everywhere. In 1936, the independent Arab governments began to lend growing support to the Palestine Arab cause. This was to have some practical value, particularly since Britain was anxious to retain the friendship of the Arab states. In fact, in 1939, Britain gave formal recognition to the right of these Arab countries to intercede on behalf of the Palestine Arabs.

British Vacillation Before World War II

Britain had not only trapped herself with conflicting promises to Arabs and Jews, but despite repeated warnings, she added immeasurably to her future woes by continuous indecision and vacillation in her Palestine policy. For instance, by seeming to grant the requests of each side, Britain encouraged Arabs and Zionists to increase their discordant demands and to seek ways of extracting further concessions. In result, the Arabs frequently refused to cooperate with the Palestine administration and even at times resorted to violence. The Zionists, in turn, applied direct pressure on British officials through influential Jews and others holding high positions in and outside the British government. Once started, these pressures and counter-pressures tended to foster more British indecision and more futile statements aimed at placating both sides simultaneously. Britain tended to wait until the situation in Palestine had become relatively serious before she took any action, and she then found it more difficult than ever to deal effectively with the resulting problems. As Arab efforts moved into the international arena, where the Zionists had been actively working all along, the Palestine question grew even more complicated as it became relevant to larger world issues.

Arab opposition to the Balfour Declaration and to Zionist political activities in Palestine resulted in outbreaks of violence in 1920 and 1922 and the dispatch of an Arab delegation to London in early 1922 to advise the British government about the depth of Arab resentment over Zionist political ambitions. On July 1, 1922, even before the Palestine Mandate had actually come into formal existence, Arab pressures led the British government to issue a new statement of policy, known as the Churchill Memorandum, after the Colonial Secretary. Although this statement assured the Jews that Britain did not intend to depart from the Balfour Declaration, most of it was directed toward calming Arab apprehensions. The statement denied that "the disappearance or the subordination of the Arabic population, language or culture in Palestine" was contemplated and defined the promise of a Jewish national home as

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Palestine. Egypt insisted that the Arab armies which entered Palestine should remain there only long enough to liberate the country and then turn it over to the Palestine Arabs to run as they wished. But King Abdullah of Transjordan (son of Sharif Hussein) did not intend to make a merely temporary entry into Palestine; he wished to achieve his long-standing dream of ruling a "Greater Syria," composed of Transjordan, Syria, Palestine, and at least part of Lebanon.

Jewish leaders in Palestine sought to exploit these inter-Arab differences in order to avoid having to face all the Arab armies at the same time. Believing that they had a better chance of making a deal with King Abdullah than with any other Arab leader, the Jewish authorities sent a secret mission headed by Mrs. Golda Myerson (later to become Golda Meir) to see him shortly before the mandate came to an end in an effort to keep at least Jordan's highly regarded Arab Legion out of the impending battle. Even though King Abdullah apparently preferred a political to a military solution for Palestine as long as he could make significant territorial gains there, popular pressures throughout the whole Arab world against any agreements with the Jews were too strong for him to ignore; so the secret peace mission failed.[2]

Initial Arab and Jewish Forces

On May 15, 1948, the five Arab states most directly involved in the Palestine crisis maintained a total of some 70,000 to 80,000 troops of varying qualities. Partly because there was a need to keep some soldiers within their own borders to maintain internal peace and order and partly because the Arab governments had gravely underestimated Jewish strength and determination while grossly overestimating their own military capabilities, the Arab states dispatched only about 20,000 to 25,000 troops to help the "Arab Liberation Army" and the armed Palestine Arabs. These included approximately 8,000 to 10,000 Egyptians, 2,000 to 4,000 Iraqis, 4,000 to 5,000 Jordanians, 3,000 to 4,000 Syrians, 1,000 to 2,000 Lebanese, and token units from Saudi Arabia and Yemen. Except for Transjordan's Arab Legion, most of the Arab troops were poorly trained and led, inexperienced in modern warfare, and fighting far from home. The Arab armies lacked the technicians and specialists so greatly needed in modern warfare. Furthermore, because of jealousies and rivalries, the Arab leaders could not agree either on an effective unified military command or on an over-all military policy. Each separate army fought on its own front without seriously coordinating military strategy or even exchanging vital military information with the others. While only Egypt, Iraq, and Syria possessed significant air power, they assigned too few of their planes to the battle,

and their airfields were far from the combat areas. Egypt alone had a navy of any dimensions, and even this was a tiny one. The Palestine Arabs themselves proved to be of limited military value once the Palestine War broke out. Lacking competent military and political leadership and adequate military equipment, overwhelmed by Jewish successes, and fearful of a repetition of the April Deir Yaseen massacre at the hands of the Jewish extremists, the Palestine Arabs—especially those who became refugees—were at times more of a military liability than an asset.[3]

Although initially the Arabs were better armed than the Israelis, Arab stocks of military equipment, especially ammunition, had never been adequate for war. In the past, Britain had refrained from providing the Egyptian, Iraqi, and Transjordanian forces with substantial amounts of spare parts and ammunition for the British-made military weapons they held, to prevent their possible use against herself and to keep those governments that much more dependent upon British good will. Starting in February, 1948, Britain ceased accepting any more new orders for Arab munitions, and shortly after the Palestine War began, she joined other UN members in an arms embargo aimed at the Arab states and Israel. Lacking an adequate stock of ammunition for their largely British-style weapons, the main Arab armies were ill prepared for any protracted war. Besides, much of the available military equipment was obsolete, and some of it proved defective. In the absence of adequate roads between the various Arab armies and the different war fronts, it became difficult to assure sufficient military liaison between them and to shift troops from one front to another as needed. The Arab supply lines were frequently long, and the Arabs' maintenance and supply services were inefficient.[4]

The Jewish Agency had ordered a partial mobilization of Jewish manpower as early as November, 1947, and a complete mobilization on May 2, 1948. On May 15, the Haganah, made up of 60,000 to 70,000 trained members, became the backbone of the Israeli army. Some 20,000 to 25,000 had served in various Western military forces during World War II and had thus gained invaluable experience in modern warfare. Extensive women's auxiliary services had been organized to save as many able-bodied men as possible for combat. The extremist Irgun and Stern Gang maintained several thousand armed fighters of their own who operated independently of the Haganah until all Israeli forces were fully integrated in late June. Different authorities have estimated the total number of persons in the Israeli armed services on May 15 as from 35,000 to 80,000.[5] Moreover, Israel added greatly to her manpower in two ways: (1) some 30,000 new immigrants, selected carefully with the war effort in mind, entered Israel between May 15 and August 9, 1948;

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resolution reaffirmed paragraph 11 of Resolution 194(III), established a UN Relief and Works Agency for Palestine Refugees (UNRWA), and authorized it to spend up to $54,900,000 on a relief and works program during an eighteen-month period. While accusing Israel of using the refugees as a "political pawn" for achieving "political advantages and territorial gains" and criticizing the UN for failing to enforce earlier resolutions, the Arabs nevertheless supported Resolution 302(IV) be-cause it would provide relief and economic assistance to the refugees without prejudicing their right to repatriation. Israel, while voting for the resolution and conceding the need to provide temporary relief and to promote works projects, continued to blame the Arabs for the refugee situation and to insist that she would not allow the return of the refugees. At this time, Poland led the Soviet bloc and several other states in backing some of Israel's views on the repatriation issue. On the other hand, Pakistan, Britain, France, and many other countries upheld the right of the refugees to return to their homes and urged Israel to abide by the UN decision on this subject.[17]

UN officials soon discovered that the Arab governments were still hesitant about cooperating with efforts to organize a large-scale develop-ment program, but this attitude changed after a meeting of the Arab League Council in June, 1950. The council issued a statement which advised its members to accept major projects as long as the UN could assure them that the rights of the refugees to repatriation and compensa-tion would not be jeopardized by such a step. By late July, 1950, Egypt, Jordan, Lebanon, and Syria began consultations with UNRWA on works projects. By the end of the summer the Conciliation Commission was able to report that it had

> received the impression that these [Arab] governments are inclining more and more to the view that the problem cannot be fully solved by the return of the refugees to their homes; and that consequently the settlement—either temporary or permanent—of a considerable number of refugees in the Arab countries must also be contem-plated in order to achieve a complete and final solution of the problem.[18]

UNRWA and the Conciliation Commission also found that the Palestine refugees "invariably displayed an extremely emotional and deep-seated desire to return to their homes." The average refugee was "tired of his present condition," was "resentful of his plight," and blamed his troubles on the UN and the Western powers. In spite of the fact that the Arab is a "confirmed individualist," and is not readily willing to follow those advocating a change in his traditional way of life, subversive

groups were able to exploit his misery for "political and other ends." In fact, the refugee situation had become so grave that it constituted "a serious threat to the peace and stability" of the area. The UN was warned that it had no choice but to continue providing money for a relief and works program if it hoped to prevent conditions from deteriorating still further. The UN was advised that because of the lack of resources, few major projects were possible within the four Arab host states. As a consequence, only part of the refugee population could ever hope to be resettled within the host countries even if all the potential development projects were actually completed.[19]

In December, 1950, the General Assembly readily passed two resolutions dealing with the refugee question. The first resolution [393(V)], based upon the recommendations of UNRWA, authorized the spending of $20,000,000 for relief and set up a $30,000,000 "re-integration fund" to be utilized for works projects "without prejudice to the provisions of paragraph 11 of General Assembly resolution 194(III)." The second resolution [394(V)] asked the Arabs and Israelis to engage without delay in either direct or indirect discussions under the auspices of the Conciliation Commission or independently in an endeavor to resolve all questions in dispute. It also directed the commission to establish a Refugee Office which would work out arrange-ments for the implementation of paragraph 11 of Resolution 194(III) and would continue consultations with the Arabs and Israelis regarding measures to be taken for the protection of the refugees' property and other interests.

Despite the passage of the second resolution, by the early part of 1951 the Conciliation Commission reached the conclusion that there was little hope of making any headway in resolving any major Arab-Israeli problem in the immediate future. It therefore decided for the time being, to suspend all efforts aimed at conciliation and to concentrate, instead, on those few matters of limited scope which held out a possibility of success. Thus, the commission worked to attain agreement on the release of the refugees' blocked bank accounts in Israel and began to examine the technical and legal phases of the compensation issue. This was done in belief that "every positive result obtained in specific aspects of the refugee problem [would] bring it nearer to the fulfillment of" its main task of ultimately bringing about a final settlement of the refugee and other disputes.[20]

In August, 1951, the United States persuaded the Conciliation Com-mission to make one more attempt to find a solution to the refugee question. The commission, in turn, persuaded Israel and the Arab states to send special representatives to meet with it in Paris in September.

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(with more than one-tenth of the refugees) were poor in natural re-
sources and already overpopulated. Only Syria (with another tenth of
the refugees) was reasonably well endowed with land and water
resources, but she had a rapidly growing population of which many had
little or no land for their own needs. Moreover, the Arab world lacked
natural resources, except for oil, and contained only about the same
amount of arable land as may be found in the state of Iowa. Aside
from the proposed Sinai and Yarmouk-Jordan River projects, UNRWA
reported that there appeared "to be no practical possibilities for major
rehabilitation projects in the areas in which the largest numbers of the
refugees" were living. Even if these two large-scale projects were carried
out, they would ultimately take care of a "maximum of 200,000 refu-
gees"—or not very many more than the anticipated increase in the
refugee population during the period required to complete the projects.
Since most of the refugees would have to cross national boundaries or
demarcation lines before they could find sufficient land and jobs to en-
able them to become self-supporting, UNRWA urged the UN to initiate
an economic development program for the Middle East as a whole.
UNRWA warned, however, that the Arab governments would hesitate
to hand over to the refugees, rather than to their own underprivileged
citizens, the best parcels of land as they became available through costly
and time-consuming development projects. Any early, extensive refugee
resettlement would obviously require large numbers of these poverty-
stricken native inhabitants to forego any significant improvement in their
own economic well-being for many years because their own basic needs
and those of the refugees could not be satisfied at the same time.[28]

Refugee reintegration was also being hindered by the fact that most
of the refugees lacked any specialized skills or education. In 1948–49,
about 20 per cent of all the adult refugees had some particular skills
or professions useful in the host countries. These fortunate individuals
had no difficulty in becoming self-supporting. The other 80 per cent,
either farmers or untrained workers, were unable to find employment
because they were living in areas already saturated with farmers and
laborers. Over the years UNRWA was able to provide a vocational or
university education for only a relatively small number of refugees, who
were then able to find jobs in many parts of the Arab world because of
its great need for specialists of all kinds. UNRWA warned that merely
supplying economic aid to further the development of the Arab states
would not be enough, for "the same technological process that brings
higher total employment also brings a decrease in the relative need" for
the unskilled worker. Thus, even if the refugees were allowed to cross
international boundaries, unless they were first provided with some kind

of special training, they would be "virtually unemployable in the kind of
market that accompanies an era of technological progress" and would
"constitute more of a drag than an asset to the economy" of the country
that accepted them.[29]

The attitude of the refugees produced yet another obstacle. UNRWA
reports repeatedly emphasized that the refugees' desire to return to their
homes had not only "not diminished," but that it had actually been
"strengthened and encouraged by the General Assembly's resolutions on
repatriation." Although most refugees wished to become self-supporting
—as indicated by an increased interest in vocational training and indi-
vidual self-support programs—a "large majority" of them considered
that participation in works projects was "tantamount to renunciation of
the rights" to repatriation or compensation. The degree of the refugees'
resistance usually depended upon the nature, location, and size of the
projects. The larger the project and the further away it was from "Pales-
tine," the greater was the opposition to it and the fear of accepting it.
So the refugees accepted small-scale projects and grants to set up local
business enterprises in areas close to Israel while they strongly objected
to any schemes which might have been proposed for northern Syria and
Iraq even though these regions contained far greater resources and eco-
nomic potentialities. At times, some of the refugees hesitated seeking
employment or self-support loans, fearing that, if their jobs or business
enterprises did not last, they might be unable to regain their ration cards
when they needed them again. For many years, the refugees expressed
their hostility towards the UN (which they held primarily responsible
for their wretched plight) through attacks on UNRWA's property and
personnel and through occasional failure to cooperate with UNRWA's
activities. Such emotional reactions proved harmful to the interests of
the refugees for they merely weakened the ability of UNRWA to help
them.

Various unfavorable political developments in the Middle East dur-
ing the middle 1950's added further complications to the already difficult
refugee situation. For example, serious border clashes, raids, and
counterraids and a mounting arms race in 1955 and 1956 brought about
a dangerous deterioration in Arab-Israeli feelings and relations which,
in turn, made both sides less willing than ever to yield in any way on the
refugee issue.[30]

Israel's adamant stand was also strengthened by certain internal and
external developments during this period. In the July, 1955, Knesset
elections, such activist groups as the Herut Party made substantial gains
at the expense of the moderate parties. The election results reflected the
growth of strong nationalist and anti-Arab feelings among the Israeli

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harm done to Israel's international position by past reprisals, believed that Israel would have more to gain by turning to the UN first. UNTSO's report on this incident did not try to assign any specific responsibility. However, it did report finding "tracks leading from the direction of the Jordan River to the ambush position . . . and the tracks returning in the direction of the Jordan River."[64]

Partly because they had hoped to weaken the influence of the advocates of force in Israel and because they had feared that if the Security Council did not give the Israelis some satisfaction in this case, Israel might still order a military reprisal against Syria and might refuse to resort to the UN again in the event of future incidents, the United States and Britain took the lead in condemning those responsible for the crime and in holding Syria at fault. On August 29, eight states voted for the Anglo-American resolution (S/5407) which implied that Syria was guilty, but the Soviet Union, once again supporting the Arabs, vetoed it. Despite the veto, Israeli officials, encouraged by the Western governments, decided to consider the large vote for the resolution as representing a "moral and political victory" for Israel, and this precluded the need for any retaliatory assault. Nevertheless, incidents continued to occur.[65]

Difficulties also persisted over Lake Tiberias. Israel insisted upon denying the use of the lake to the Syrian and demilitarized zone Arabs until they had obtained special permits from her. Israel also occasionally alleged that the Syrians had been harassing Israeli fishing and patrol boats. On March 8 and 15, 1962, heavy fire was exchanged between Israeli patrol boats and Syrian military positions near the northeastern shore of the lake. UN officials were unable to determine which side had started the shooting. Nevertheless, Israel, blaming Syria, launched a large-scale "retaliatory" assault against Syrian military posts and villages in the area on the night of March 16–17. In the fighting that ensued, both sides suffered casualties. While criticizing Syria for illegally maintaining and using such heavy military weapons in that particular sector, the UNTSO Chief of Staff accused Israel of continuing to send her patrol boats provocatively close to the shore even when it was not necessary to do so for security reasons. He claimed that Israel's action was unjustified and contrary to the armistice agreement. On April 9, the Security Council overwhelmingly passed Resolution S/5111 which strongly condemned Israel. Even Israel's best friends on the Security Council voted for the resolution and warned that her policy was doing more to aggravate than to alleviate the situation. In fact, the Chief of Staff reported that Israel's attack had left such an unfortunate "aftermath of tension" that it had actually fostered subsequent incidents. As will be discussed

later, the situation in the Lake Tiberias area deteriorated again in 1966.[66]

Jordan River Controversy

By the early 1960's the rapidly growing Arab-Israeli competition for the limited water supplies in the Jordan River system had added yet another source of friction. Three major streams—the Hasbani, the Banyas, and the Dan—converge north of Lake Huleh to form the headwaters of the Jordan River. The Hasbani originates in Lebanon, the Banyas in Syria, and the Dan along the Syrian-Israeli border. Starting near Jisr Banat Yacoub, located below Lake Huleh in the Syrian-Israeli Demilitarized Zone, the Jordan River drops nearly 900 feet before it empties into Lake Tiberias. South of the lake the river descends through the Jordan Valley until it reaches the Dead Sea some 1,300 feet below sea level. The Yarmouk River, main tributary of the lower Jordan, flows westward along the Jordanian-Syrian frontier for a considerable distance before touching Israeli territory and joining the Jordan River four miles below Lake Tiberias. While all of the riparian states are in need of water, the Jordan River is especially vital to Jordan and Israel.

In the late 1930's and early 1940's, the Zionists, anxious to settle as many Jews as possible in Palestine, had water studies made by Walter C. Lowdermilk, James B. Hayes, and a private Zionist company. Lowdermilk and Hayes optimistically concluded that if the area's waters were properly utilized, Palestine could absorb up to four million more Jewish refugees. On the basis of these studies and conclusions, the Zionists advocated a unified, regional development program for the Jordan and Litani Rivers, even though the latter was wholly within Lebanese territory.

By the early part of 1950, Israel, using the Lowdermilk and Hayes proposals as a basis, devised an All-Israel Seven-Year Plan. This provided for the diversion of Jordan River water at Jisr Banat Yacoub to a proposed power plant at Tabagha. Most of this water was to be channeled westward to the Battauf Reservoir and then southward to the Negev. On September 3, 1953, Israel started digging a diversion canal at Jisr Banat Yacoub. When Israel sought to work on Arab-owned land in the area despite Arab opposition, shooting incidents occurred. The UNTSO Chief of Staff, backed by the UN and the United States, forced Israel to halt all work on Arab-owned properties. Since difficulties continued to arise with both Syria and the UN over canal digging operations within the demilitarized zone, in 1956 Israel decided to divert the water from Lake Tiberias, instead of from the river itself in the disputed demilitarized zone.

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successful completion of the Arab plans to divert the Jordan's headwaters. By the summer of 1964, the first stage of Israel's project had been completed, and water, although more saline than desired, began to flow to the Negev area.

At a second summit conference held in September, 1964, the Arab leaders agreed to press ahead on their diversion plans, which now clearly envisaged the damming of the Banyas and Hasbani Rivers in order to divert their flow through an eighty-mile canal to a proposed Makheiba Dam on the Yarmouk River in Jordan. These waters, when added to those already in the Yarmouk, were to help Jordan develop even more electric power and irrigated land. After some delay, Lebanon, Syria, and Jordan commenced work on their respective diversion schemes.

While the Arab and Israeli water undertakings did not bring about a major military confrontation, the increasingly bitter water dispute helped to intensify Arab-Israeli tensions and to encourage attacks by each side on the diversion projects of its opponent. Actually, the next serious border clash took place in November, 1964, near the point where the Israeli, Syrian, and Lebanese frontiers converge and in an area containing major springs that feed the Dan River in Israel. It started on November 3 with an exchange of fire between Syrian and Israeli forces when Israeli workers sought to reconstruct a "track" and to build a drainage ditch on territory claimed by Syria as well as Israel. In spite of UNTSO's attempts to prevent further Israeli activities until a survey could be completed to ascertain the exact location of the border in this sector, on November 13, Israel sent a military patrol into the disputed area. Syrian soldiers reacted to this move by firing upon the patrol. Soon the two sides were using heavy weapons against both military and non-military targets. Finally, Israel ordered her air force to bomb and strafe Syrian roads, villages, and military positions in order, according to Israel, to show Syria that she would not be permitted to shell Israeli border settlements "with impunity."[70]

After investigating the situation, the UNTSO Chief of Staff reported that there was doubt as to whether the controversial track penetrated into Syria in some places. He therefore recommended that a survey be made by an impartial team of experts. He asked Syria to stop firing warning shots and to take her complaints to the MAC instead. He also urged Israel to suspend all activities in the disputed sector until a survey had been completed and to attend MAC meetings. The United States took the lead in criticizing the parties for resorting to force and in supporting the Chief of Staff's conclusions and suggestions. Britain joined the United States in submitting a draft resolution (S/6113) which "deplored" the renewal of military activities, requested a survey of the

disputed area, and asked the two governments to cooperate with the MAC in every way. The Soviet Union continued to back the Arab point of view. The resolution received eight votes on December 21, but it was vetoed by the Soviet Union on the ground that it placed "victim and aggressor" on the same footing.[71]

Frequent incidents—usually involving shots fired by Syrians at Israeli tractors while working on land claimed by the Arabs to be theirs and occasional exchanges of fire across the demarcation lines—continued to occur. In March and May, 1965, Israel took advantage of incidents along the northern segment of the frontier to direct artillery and tank fire against buildings, bulldozers, and other equipment used by Syria in constructing access roads which came within 100 yards of Israeli territory in some places and which led to the site of a proposed canal designed to divert water to the Yarmouk River in Jordan, thus bypassing Israeli territory. Israel's heavy guns caused such severe damage that Syria's diversion efforts were greatly impeded. On July 14, 1966, Israeli planes strafed tractors and earth-moving machinery used in constructing a water diversion canal eight miles inside of Syria.[72]

Revival of Arab Commando and Israeli Retaliatory Raids

From the end of the Sinai War until the beginning of 1965, the most serious clashes took place between Israel and Syria; Israel used armed reprisals only against Syria. In early 1965, however, the situation along the Israeli-Jordanian demarcation lines suddenly became critical as a result of the activities of a new, militant organization known as *al-Fatah*. Composed of a small number of Palestinians familiar with Israeli territory, this group was created in December, 1964, with Syrian help. One of its primary goals was to keep alive the emotional attachments of the younger refugees to Palestine as the national homeland. *Al-Fatah* began a series of raids aimed especially at dynamiting water pipelines, pumps, and wells in order to disrupt Israeli water projects. Although *al-Fatah* had its home base in Syria, it found it easier and safer to cross the longer Israeli border with Jordan than the shorter and more strongly defended Syrian-Israeli frontier. Most Arab governments did not support this new organization for they felt it was too extremist and was trying to drag the Arab world into an untimely war with Israel.[73]

After infiltrators had blown up a grain silo and a house on the night of February 27–28, Prime Minister Levi Eshkol, pressed hard by those who accused him of being too vacillating and soft in his Arab policy, cautioned Jordan that she would be held responsible for any further raids from her territory. Since the commando attacks persisted, Israel again decided to deal with her border problems by resorting to her mili-

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STCKHLDR John J. CRAPO JJC/jjc

EXHIBIT EIGHTY-Seven (87) OF ONE HUNDRED FIFTHTEEN (115) EXHIBITS by John J. CRAPO, Pro Se ✓

"the use of force . . . between any states" in the area and to supply only those arms to Israel and the Arab countries which would be needed for "legitimate self-defense." This probably discouraged major military aggression for the time being but failed to bring an Arab-Israeli peace agreement.

At a Paris Conference in September, 1951, the Conciliation Commission presented its own peace plan. This not only differed considerably from the provisions of existing General Assembly resolutions dealing with the refugees, but it also provided for territorial adjustments, creation of a Jordan River water authority, making Haifa a free port, and arrangements for the economic development of the entire area. The Arabs insisted that any territorial agreement had to be based upon the provisions contained in the UN partition resolution. They once again contended that they would be willing to negotiate a peace settlement with Israel either through the Conciliation Commission or through mixed commissions consisting of representatives of both parties—but only on the basis of existing UN resolutions. They also objected to any shift from strict enforcement of the UN resolutions and charged that Israel's open immigration policies would have to be altered for they posed a threat to Arab security.[9]

Israel claimed that the exodus of Jews from Iraq and other Arab countries had resulted in an exchange of populations which freed Israel from accepting the return of Arab refugees and that "major considerations of security and of political and economic stability made the return of any refugees impossible." Agreeing in principle to the payment of compensation, she felt that her ability to pay was affected by the Arab threat to her security and the Arab boycott and blockade. Israel maintained that the May, 1948, Arab invasion made the original partition resolution "obsolete." Believing she had a better chance of pressing for direct negotiations if the commission did not exist, Israel asked the General Assembly to replace the commission with a UN Good Offices Committee to assist the parties to get together to resolve their own differences.[10]

The Paris Conference was doomed to failure from the beginning. During this period Arab-Israeli relations were exacerbated by disputes over Israeli use of the Suez Canal and drainage of the Lake Huleh area, British-Arab relations were becoming strained, and anti-Western feeling was on the rise. Consequently, many Arabs now objected to further cooperation with the Western-dominated commission. In fact, by forcing a public airing of Arab-Israeli differences, the Paris Conference actually helped to aggravate the situation.

On January 25, 1952, the General Assembly passed Resolution 512(VI), urging the commission to "continue its efforts to secure the implementation" of earlier resolutions "on Palestine." The commission, despite its new mandate, refrained from embarking on another attempt to deal with the over-all problem on the grounds that the attitudes of the parties had "not changed" and the disputants had not requested it to play an active role.[11]

During 1952 and into 1953 there were reports of Egyptian peace feelers through the Foreign Minister of Pakistan, of Ralph Bunche acting as an Egyptian-Israeli intermediary, and of Western diplomats in the Middle East being "more hopeful" regarding the prospects for an Israeli-Arab peace than they had "been at any time since" the Palestine War. Egyptian newspapers and government officials dared publicly to advocate negotiations with Israel. The Israeli and Lebanese chiefs of staff met on the frontier to deal with border problems. The formal head of Egypt's new military regime, General Muhammad Neguib, assuming power in July, 1952, was considered a moderate on the Palestine issue, and his young officers were expected to concentrate on internal reforms. But the disputants remained unready to make essential mutual concessions, and in 1953 Arab-Israeli tensions rose as the relative quiet along Arab-Israeli demarcation lines came to an end.[12]

The Arabs asked the General Assembly's Seventh Session to implement existing UN resolutions by pressuring Israel to abide by their provisions. To the dismay of the Arabs, however, eight states (Canada, Cuba, Denmark, Ecuador, the Netherlands, Norway, Panama, and Uruguay) submitted to the *Ad Hoc* Political Committee draft resolution A/AC.61/L.23, which urged the governments concerned to enter, at an early date, into "direct negotiations." Although to obtain wider support the sponsors later revised their proposal to include a request that the contending sides bear "in mind both the resolutions and the principal objectives of the UN on the Palestine question," including the religious interests of third parties, they also made clear that their main intention was to emphasize the use of direct negotiations by the disputants without any prior conditions—even those contained in UN resolutions.

The Arabs bitterly accused the eight sponsors of deliberately repudiating existing resolutions and asking the UN to "wash its hands of the Palestine dispute." They complained that the UN was "standing by" and enforcing its decisions on Korea, but not those on Palestine. The Arabs, never really content with the composition of the Conciliation Commission (France, Turkey, and the United States), charged it with being predominantly pro-Israel and insisted that more "truly" neutral countries

JJC/jjc
May 04 2002

EXHIBIT EIGHTY-EIGHT (88)
OF ONE HUNDRED FIFTHTEEN (115)
BY MR John J. CRAPO, Pro Se

JJC/jjc May 04th
Year 2002


THE WORLD ALMANAC®
AND BOOK OF FACTS
2002
#1 New York Times Bestseller

EXHIBIT EIGHTY-NINE (89) OF ONE HUNDRED FIFTHTEEN (115) EXHIBITS BY John J. CRAPO, Pro Se

Date	Location	Deaths
1978, July 11	Propylene tank truck, Spanish coastal campsite	150
1980, Oct. 23	School, Ortuella, Spain	64
1982, Apr. 25	Antiques exhibition, Todi, Italy	33
1982, Nov. 2	Salang Tunnel, Afghanistan	1,000+
1984, Feb. 25	Oil pipeline, Cubatao, Brazil	508
1984, June 21	Naval supply depot, Severomorsk, USSR	200+
1984, Nov. 19	Gas storage area, NE Mexico City	334
1984, Dec. 3	Chemical plant, Bhopal, India	3,849
1984, Dec. 5	Coal mine, Taipei, Taiwan	94
1985, June 25	Fireworks factory, Hallett, OK	21
1988, Apr. 10	Pakistani army ammunitions dump near Rawalpindi and Islamabad	100
1988, July 6	Oil rig, North Sea	167
1989, June 3	Gas pipeline, between Ufa, Asha, USSR	650+
1992, Mar. 3	Coal mine, Kozlu, Turkey	270+
1992, Apr. 22	Sewer, Guadalajara, Mexico	190
1992, May 9	Coal mine, Plymouth, Nova Scotia	26
1993, Feb. 26	World Trade Center, NY, NY	6
1994, July 18	Jewish community center, Buenos Aires, Argentina	100
1995, Apr. 19	Fed'l. office building, Oklahoma City	168[1]
1995, Apr. 29	Subway construction, South Korea	110
1995, Nov. 13	Military facility, Riyadh, Saudi Arabia	7
1996, Jan. 31	Bank, Colombo, Sri Lanka	53
1996, Feb. 25	Jerusalem and Ashkelon, Israel	27
1996, Mar. 3-4	Jerusalem and Tel Aviv, Israel	33
1996, June 25	U.S. military housing complex, near Dhahran, Saudi Arabia	19
1996, July 24	Train, Colombo, Sri Lanka	86
1996, Nov. 10	Cemetery, Moscow, Russia	13
1996, Nov. 16	Russian military apartment, Dagestan region, Russia	68
1996, Nov. 21	Building, San Juan, Puerto Rico	29
1996, Nov. 27	Coal mine, Shanxi province, China	91+
1996, Dec. 30	Train, Assam, India	59+
1997, Jan. 18	Near courthouse, Lahore, Pakistan	25
1997, Mar. 19	Ammunition depot, Jalalabad, Afghanistan	16
1997, July 8	Train, Punjab, India	36
1997, July 9	Military airfield, S Romania	16
1997, July 30	Market, Jerusalem	15

Date	Location
1997, Nov. 19	Car, Hyderabad, India
1997, Dec. 2	Coal mine, Novokuznetsk, Siberia
1997, Dec. 6	Trains, southern India
1998, Jan. 17	Coal mine, Sokobanja, Serbia
1998, Feb. 14	Oil tankers (2), Yaounde, Cameroon
1998, Feb. 14	17 bombs, Coimbatore, India
1998, Feb. 23	Train, near El Affroune, Algiers
1998, Mar. 5	Bus, Colombo, Sri Lanka
1998, Mar. 9	Train, Lahore, Pakistan
1998, Apr. 4	Coal mine, Donetsk, Ukraine
1998, Aug. 7	Bomb, U.S. Embassy, Nairobi, Kenya
	Bomb, U.S. Embassy, Dar-es-Salaam, Tanzania
1998, Aug. 15	Car bomb, Omagh, Ireland
1998, Aug. 16	Coal mine, Luhansk, Ukraine
1998, Aug. 31	Marketplace in Algiers
1998, Sept. 8	Two buses, Sao Paulo, Brazil
1998, Oct. 17	Oil pipeline, Jesse, Nigeria
1999, May 18	Fuel truck, Punjab province, Pakistan
1999, July 27	Truck, Chongqing, China
1999, July 29	Gold mine, Carletonville, S. Africa
1999, Sept. 10	Apartment building, Moscow
1999, Sept. 13	Apartment building, Moscow
1999, Sept. 16	Apartment building, Moscow
1999, Sept. 26	Fireworks factory, Celaya, Mexico
2000, Feb. 25	Two buses with bombs, Ozamis, Philippines
2000, Mar. 11	Coal mine, Krasnodon, Ukraine
2000, Apr. 16	Airport hangar, Congo, Dem. Rep. of
2000, July 16	Oil pipeline, Warri, Nigeria
2000, Aug. 19	Train derailed in Nairobi, Kenya
2000, Aug. 20	Natural gas pipeline, Carlsbad, NM
2000, Sept. 9	Truck explodes in Urumqi, China
2000, Sept. 13	Bomb, Jakarta, Indonesia
2000, Sept. 19	Bomb, Islamabad, Pakistan
2000, Oct. 12	U.S. destroyer, Yemen
2001, Mar. 6	School, Wanzai County China
2001, Mar. 15	Oil platform, Brazil
2001, Apr. 21	Coal mine, Shaanxi, China
2001, June 1	Dance club, Tel Aviv, Israel
2001, July 17	Coal mine, Guanxi, China
2001, Aug. 19	Coal mine, Donetsk region, Ukraine
2001, Sept. 21	Chem. plant, Toulouse, France

Notable Nuclear Accidents

Oct. 7, 1957 — A fire in the Windscale plutonium production reactor N of Liverpool, England, released radioactive material; later blamed for 39 cancer deaths.

Jan. 3, 1961 — A reactor at a federal installation near Idaho Falls, ID, killed 3 workers. Radiation contained.

Oct. 5, 1966 — A sodium cooling system malfunction caused a partial core meltdown at the Enrico Fermi demonstration breeder reactor, near Detroit, MI. Radiation contained.

Jan. 21, 1969 — A coolant malfunction from an experimental underground reactor at Lucens Vad, Switzerland, released a large amount of radiation into a cavern, which was then sealed.

Mar. 22, 1975 — Fire at the Brown's Ferry reactor in Decatur, AL, caused dangerous lowering of cooling water levels.

Mar. 28, 1979 — The worst commercial nuclear accident in the U.S. occurred as equipment failures and human mistakes led to a loss of coolant and a partial core meltdown at the Three Mile Island reactor in Middletown, PA.

Feb. 11, 1981 — Eight workers were contaminated when more than 100,000 gallons of radioactive coolant fluid leaked into the containment building of TVA's Sequoyah 1 plant in Tennessee.

Apr. 25, 1981 — Some 100 workers were exposed to [illegible] during repairs of a nuclear plant at Tsuruga, Japan.

Jan. 6, 1986 — A cylinder of nuclear material burst after [illegible] improperly heated at a Kerr-McGee plant at Gore, OK. [illegible] worker died; 100 were hospitalized.

Apr. 26, 1986 — In the worst accident in the history of [illegible] power, fires and explosions resulting from an unauthorized experiment at the Chernobyl nuclear power plant near [illegible] USSR (now in Ukraine), left at least 31 dead in the immediate aftermath and spread radioactive material over much of Europe. An estimated 135,000 people were evacuated from areas around Chernobyl, some of which were uninhabitable for years. As a result of the radiation released, tens of thousands of excess cancer deaths (as well as increased birth defects) were expected.

Sept. 30, 1999 — Japan's worst nuclear accident ever occurred at a uranium-reprocessing facility in Tokaimura, NE of T[illegible] when workers accidentally overloaded a container with [illegible]nium, thereby exposing workers and area residents [illegible] extremely high radiation levels.

> ***IT'S A FACT:*** On Dec. 24, 1984, in the worst industrial accident in history, more than 3,800 people were killed [illegible] toxic gas leaked from a storage tank in a Union Carbide insecticide factory in a heavily populated section of Bhopal, In[illegible] Up to 200,000 people suffered injuries, including severe damage to eyes, lungs, and kidneys.

Record Oil Spills

The number of tons can be multiplied by 7 to estimate roughly the number of barrels spilled; the exact number of barrels in a [illegible] varies with the type of oil. Each barrel contains 42 gallons.

Name, place	Date	Cause	Tons
Ixtoc I oil well, S Gulf of Mexico	June 3, 1979	Blowout	600,000
Nowruz oil field, Persian Gulf	Feb. 1983	Blowout	600,000 (est.)
Atlantic Empress & Aegean Captain, off Trinidad and Tobago	July 19, 1979	Collision	300,000
Castillo de Bellver, off Cape Town, South Africa	Aug. 6, 1983	Fire	250,000
Amoco Cadiz, near Portsall, France	Mar. 16, 1978	Grounding	223,000
Torrey Canyon, off Land's End, England	Mar. 18, 1967	Grounding	119,000
Sea Star, Gulf of Oman	Dec. 19, 1972	Collision	115,000
Urquiola, La Coruna, Spain	May 12, 1976	Grounding	100,000
Hawaiian Patriot, N Pacific	Feb. 25, 1977	Fire	99,000
Othello, Tralhavet Bay, Sweden	Mar. 20, 1970	Collision	60,000-100,000

Other Notable Oil Spills

Name, place	Date	Cause	Gallons
[illegible]	began Jan. 23, 1991	Spillage by Iraq	130,000,000[1]
[illegible]and Islands	Jan. 5, 1993	Grounding	26,000,000
[illegible] off N Spain	Dec. 3, 1992	Unknown	21,500,000
[illegible], off SW Wales	Feb. 15, 1996	Grounding	18,000,000
[illegible], off South Africa	June 13, 1968	Hull failure	13,524,000
[illegible], Prince William Sound, AK	Mar. 24, 1989	Grounding	10,080,000
[illegible]	Nov. 5, 1969	Hull failure	8,820,000
[illegible], Sewaren, NJ	Nov. 4, 1969	Tank rupture	8,400,000
[illegible], North Sea	Apr. 22, 1977	Well blowout	8,200,000
[illegible], Nantucket, MA	Dec. 15, 1976	Grounding	7,700,000
[illegible] West Delta, LA	Oct. 15, 1967	Dragging anchor	6,720,000
[illegible] Japan	Nov. 30, 1971	Ship broke in half	6,258,000

[1] [illegible] Saudi Arabia. Some estimates as low as 25 mil gal.

Historic Assassinations Since 1865

[illegible] 14. U.S. Pres. Abraham Lincoln shot by John Wilkes [illegible], a well-known actor with Confederate sympathies, at [illegible] Theater in Washington, DC; died Apr. 15.

[illegible] 13. Alexander II, of Russia.—July 2. U.S. Pres. [illegible] Garfield shot by Charles J. Guiteau, a disappointed [illegible]seeker, in Washington, DC; died Sept. 19.

[illegible]June 24. Pres. Sadi Carnot of France, by Italian anarchist [illegible] Caserio, in Lyon.

[illegible] 10. Empress Elizabeth of Austria, stabbed by Italian [illegible] Luigi Lucchenl.

[illegible]July 29. Umberto I, king of Italy.

[illegible] 6. U.S. Pres. William McKinley in Buffalo, NY; died [illegible] 14. Leon Czolgosz executed for the crime.

[illegible] 1. King Carlos I of Portugal and his son Luis Felipe, [illegible]

[illegible] 23. Mexican Pres. Francisco I. Madero and Vice [illegible] Pino Suarez.—Mar. 18. George, king of Greece.

[illegible]June 28. Archduke Francis Ferdinand of Austria-Hungary [illegible] wife in Sarajevo, Bosnia (later part of Bosnia and [illegible]vina), by Gavrilo Princip.

[illegible] 30. Grigori Rasputin, powerful Russian monk.

[illegible]July 12. Grand Duke Michael of Russia, at Perm.—July 16. [illegible] II, abdicated as czar of Russia; his wife, the Czarina [illegible]; their son, Czarevitch Alexis; their daughters, Grand [illegible] Olga, Tatiana, Marie, Anastasia; and 4 members of [illegible] household, executed by Bolsheviks at Ekaterinburg.

[illegible]May 20. Mexican Pres. Gen. Venustiano Carranza in [illegible]ntongo.

[illegible]Aug. 22. Michael Collins, Irish revolutionary.—Dec. 16. [illegible] Pres. Gabriel Narutowicz in Warsaw.

[illegible]July 20. Gen. Francisco "Pancho" Villa, ex-rebel leader, [illegible], Mexico.

[illegible]July 17. Gen. Alvaro Obregon, president-elect of Mexico, [illegible] Angel, Mexico.

[illegible]May 6. Pres. Paul Doumer of France shot by Russian [illegible] Pavel Gorgulov, in Paris.

[illegible]July 25. In Vienna, Austrian Chancellor Engelbert Doll[illegible] by Nazis.

[illegible]Sept. 8. U.S. Sen. Huey P. Long shot in Baton Rouge, [illegible] by Dr. Carl Austin Weiss, who was slain by Long's body[illegible]. Long died Sept. 10.

[illegible]Aug. 20. Leon Trotsky (Lev Bronstein), 63, exiled Rus[illegible] war minister, near Mexico City, by Ramon Mercador del [illegible], a Spaniard.

[illegible]Jan. 30. Mohandas K. Gandhi, 78, shot in New Delhi, [illegible] by Nathuram Vinayak Godse.—Sept. 17. Count Folke [illegible]adotte, UN mediator for Palestine, by Jewish extremists in [illegible]salem.

[illegible]July 20. King Abdullah ibn Hussein of Jordan.—Oct. 16. [illegible] Min. Liaquat Ali Khan of Pakistan shot in Rawalpindi.

[illegible]Sept. 21. Pres. Anastasio Somoza of Nicaragua, shot in [illegible], died Sept. 29.

[illegible]July 26. Pres. Carlos Castillo Armas of Guatemala, in [illegible]temala City by one of his own guards.

[illegible]July 14. King Faisal of Iraq; his uncle, Crown Prince Abdul[illegible] and July 15, Prem. Nuri as-Said, by rebels in Baghdad.

[illegible]—Sept. 25. Prime Min. Solomon Bandaranaike of Ceylon, [illegible] Buddhist monk in Colombo.

[illegible]—Jan. 17. Ex-Prem. Patrice Lumumba of the Congo, in [illegible]tanga Province.—May 30. Dominican dictator Rafael [illegible] Trujillo Molina, near Ciudad Trujillo.

[illegible]—June 12. Medgar W. Evers, NAACP's Mississippi field [illegible]retary, by Byron De La Beckwith in Jackson, MS.—Nov. 2. [illegible] Ngo Dinh Diem of South Vietnam and his brother, Ngo [illegible] Nhu, in a military coup.—Nov. 22. U.S. Pres. John F. [illegible]nnedy shot in Dallas, TX; accused gunman Lee Harvey [illegible]swald was murdered by Jack Ruby while awaiting trial.

[illegible]—Jan. 21. Iranian Prem. Hassan Ali Mansour in Tehran; 4 [illegible]ecuted.—Feb. 21. Malcolm X, black nationalist, shot in New [illegible] City.

[illegible]—Sept. 6. Prime Min. Hendrik F. Verwoerd of South Africa [illegible]bbed to death in parliament at Cape Town.

1968—Apr. 4. Rev. Dr. Martin Luther King Jr. fatally shot in Memphis, TN; James Earl Ray convicted of crime.—June 5. Sen. Robert F. Kennedy (D, NY) shot in Los Angeles; Sirhan Sirhan, convicted of crime.

1971—Nov. 28. Prime Min. Wasfi Tal of Jordan, in Cairo, by Palestinian guerrillas.

1973—Mar. 2. U.S. Amb. Cleo A. Noel Jr., U.S. Charge d'Affaires George C. Moore, and Belgian Charge d'Affaires Guy Eid killed by Palestinian guerrillas in Khartoum, Sudan.

1974—Aug. 19. U.S. Amb. to Cyprus, Rodger P. Davies, killed by sniper's bullet in Nicosia.

1975—Feb. 11. Pres. Richard Ratsimandrava, of Madagascar, shot in Tananarive.—Mar. 25. King Faisal of Saudi Arabia shot by nephew Prince Musad Abdel Aziz, in royal palace in Riyadh.—Aug. 15. Bangladesh Pres. Sheik Mujibur Rahman killed in coup.

1976—Feb. 13. Nigerian head of state, Gen. Murtala Ramat Mohammed, by self-styled "young revolutionaries."

1977—Mar. 16. Kamal Jumblat, Lebanese Druse chieftain, shot near Beirut.—Mar. 18. Congo Pres. Marien Ngouabi shot in Brazzaville.

1978—July 9. Former Iraqi Prem. Abdul Razak Al-Naif shot in London.

1979—Feb. 14. U.S. Amb. Adolph Dubs shot by Afghan Muslim extremists in Kabul.—Aug. 27. Lord Mountbatten, World War II hero, and 2 others killed when a bomb exploded on his fishing boat off the coast of Co. Sligo, Ire. IRA claimed responsibility.—Oct. 26. South Korean Pres. Park Chung Hee and 6 bodyguards fatally shot by Kim Jae Kyu, head of South Korean CIA, and 5 aides in Seoul.

1980—Apr. 12. Liberian Pres. William R. Tolbert slain in military coup.—Sept. 17. Former Nicaraguan Pres. Anastasio Somoza Debayle shot in Paraguay.

1981—Oct. 6. Egyptian Pres. Anwar al-Sadat shot by commandos while reviewing a military parade in Cairo; 7 others killed, 28 wounded; 4 convicted as assassins and executed.

1982—Sept. 14. Lebanese Pres.-elect Bashir Gemayel killed by bomb in east Beirut.

1983—Aug. 21. Philippine opposition leader Benigno Aquino Jr. shot by gunman at Manila International Airport.

1984—Oct. 31. Indian Prime Min. Indira Gandhi shot and killed by 2 Sikh bodyguards, in New Delhi.

1986—Feb. 28. Swedish Prem. Olof Palme shot by gunman on Stockholm street.

1987—June 1. Lebanese Prem. Rashid Karami killed when bomb exploded aboard a helicopter.

1988—Apr. 16. PLO military chief Khalil Wazir (Abu Jihad) gunned down by Israeli commandos in Tunisia.

1989—Aug. 18. Colombian presidential candidate Luis Carlos Galan killed by Medellin cartel drug traffickers at campaign rally in Bogotá.—Nov. 22. Lebanese Pres. Rene Moawad killed when bomb exploded next to his motorcade.

1990—Mar. 22. Presidential candidate Bernardo Jaramillo Ossa shot by gunman at an airport in Bogotá.

1991—May 21. Rajiv Gandhi, former prime min. of India, killed by bomb during election rally in Madras.

1992—June 29. Mohammed Boudiaf, pres. of Algeria, shot by gunman in Annaba.

1993—May 1. Ranasinghe Premadasa, pres. of Sri Lanka, killed by bomb in Colombo.

1994—Mar. 23. Luis Donaldo Colosio Murrieta, Mexican presidential candidate, shot by gunman Mario Aburto Martinez.—Apr. 6. Burundian Pres. Cyprien Ntaryamira and Rwandan Pres. Juvenal Habyarimana killed, with 8 others, when their plane was apparently shot down.

1995—Nov. 4. Yitzhak Rabin, prime min. of Israel, shot by gunman Yigal Amir at peace rally in Tel Aviv.

1996—Oct. 2. Andrei Lukanov, former Bulgarian prime minister, shot outside his home by an unidentified gunman.

1998—Feb. 6. Claude Erignac, prefect of Corsica, shot in the back while walking to a concert, by two unidentified gunmen.—Apr. 26. Guatemalan Rom. Catholic Bishop Juan Gerardi

JJC/jjc May 04th Year 2002

EXHIBIT NINETY (90) OF ONE HUNDRED-FIFTHTEEN (115) EXHIBITS BY John J. CRAPO, Pro Se JJC/jjc May 04 2002

State data. Motto: North to the future. **Flower:** Forget-Me-Not. **Bird:** Willow ptarmigan. **Tree:** Sitka spruce. **Song:** Alaska's Flag. Entered union Jan. 3, 1959; rank, 49th. **State fair** at Palmer; late Aug.-early Sept.

History. Early inhabitants were the Tlingit-Haida people and tribes of the Athabascan family. The Aleut and Inuit (Eskimo), who arrived about 4,000 years ago from Siberia, lived in the coastal areas. Vitus Bering, a Danish explorer working for Russia, was the first European to land in Alaska, 1741. The first permanent Russian settlement was established on Kodiak Island, 1784. In 1799, the Russian-American Co. controlled the region, and the first chief manager, Aleksandr Baranov, set up headquarters at Archangel, near present-day Sitka. Sec. of State William H. Seward bought Alaska from Russia for $7.2 mil in 1867, a bargain some called "Seward's Folly." In 1896, gold was discovered in the Klondike region, and the famed gold rush began. Alaska became a territory in 1912.

Tourist attractions. Inside Passage; Portage Glacier; Mendenhall Glacier; Ketchikan Totems; Glacier Bay Natl. Park and Preserve; Denali Natl. Park, one of N. America's great wildlife sanctuaries, surrounding Mt. McKinley, N. America's highest peak; Mt. Roberts Tramway, Juneau; Pribilof Islands fur seal rookeries; restored St. Michael's Russian Orthodox Cathedral, Sitka; Katmai Natl. Park & Preserve.

Famous Alaskans. Tom Bodett, Susan Butcher, Ernest Gruening, Jewel (Kilcher), Gov. Tony Knowles, Sydney Laurence, Libby Riddles, Jefferson "Soapy" Smith.

Tourist information. Alaska Division of Tourism, PO Box 110801, Juneau, AK 99811-0801; 1-907-465-2012.

Website. http://www.state.ak.us

Tourism website. http://www.dced.state.ak.us/tourism

Arizona

Grand Canyon State

People. Population (2000): 5,130,632; rank: 20; **net change** (1990-2000): 40%. **Pop. density:** 45.2 per sq mi. **Racial distribution** (2000): 75.5% white; 3.1% black; 1.8% Asian; 5.0% Native American/Nat. AK; 0.1% Hawaiian/Pacific Islander; 11.6% other race; 2 or more races, 2.9%. **Hispanic pop.** (any race): 25.3%.

Geography. Total area: 113,998 sq mi; rank: 6. **Land area:** 113,635 sq mi; rank: 6. **Acres forested:** 19,596,000. **Location:** in the southwestern U.S. **Climate:** clear and dry in the southern regions and northern plateau; high central areas have heavy winter snows. **Topography:** Colorado plateau in the N, containing the Grand Canyon; Mexican Highlands running diagonally NW to SE; Sonoran Desert in the SW. **Capital:** Phoenix.

Economy. Chief industries: manufacturing, construction, tourism, mining, agriculture. **Chief manuf. goods:** electronics, printing & publishing, foods, prim. & fabric. metals, aircraft and missiles, apparel. **Chief crops:** cotton, lettuce, cauliflower, broccoli, sorghum, barley, corn, wheat, citrus fruits. **Livestock:** (Jan. 2001) 850,000 cattle/calves; 132,000 sheep/lambs; (Dec. 2000) 9,000 hogs/pigs. **Timber/lumber** (2000): pine, fir, spruce; 68 mil bd. ft. **Nonfuel minerals** (est. 2000): $2.6 bil; mostly copper, sand & gravel, cement, molybdenum, crushed stone. **Principal internat. airports at:** Phoenix, Tucson. **Value of construction** (1997): $10 bil. **Gross state product** (1999): $143.7 bil. **Employment distrib.** (May 2001): 31.7% services; 23.4% trade; 16.4% govt.; 9.4% mfg. **Per cap. pers. income** (2000): $25,578. **Sales tax** (2001): 5%. **Unemployment** (2000): 3.9%. **Tourism expends.** (1997): $8.7 bil. **Lottery** (2000): total sales: $255.6 mil; net income: $75.7 mil.

Finance. FDIC-insured commercial banks (2000): 45. **Deposits:** $30.7 bil. FDIC-insured savings institutions (2000): 4. **Assets:** $826 mil.

Federal govt. Fed. civ. employees (Mar. 2000): 28,169. **Avg. salary:** $44,036. **Notable fed. facilities:** Luke, Davis-Monthan AF bases; Ft. Huachuca Army Base; Yuma Proving Grounds.

Energy. Electricity production (2000, kWh, by source): **Coal:** 40.3 bil; **Petroleum:** 191 mil; **Gas:** 8.3 bil; **Hydroelectric:** 8.6 bil; **Nuclear:** 30.4 bil.

State data. Motto: Ditat Deus (God enriches). **Flower:** Blossom of the Saguaro cactus. **Bird:** Cactus wren. **Tree:** Paloverde. **Song:** Arizona. Entered union Feb. 14[illegible]; rank, 48th. **State fair** at Phoenix; late Oct.-early Nov.

History. Anasazi, Mogollon, and Hohokam civiliz[illegible] habited the area c 300 BC-AD 1300, later Pueblo people[illegible] vajo and Apache came c 15th cent. Marcos de [illegible] Franciscan, and Estevanico, a former black slave, [illegible] 1539; Spanish explorer Francisco Vásquez de Coronad[illegible] ited, 1540. Eusebio Francisco Kino, a Jesuit missi[illegible] taught Indians 1692-1711, and left missions. Tubac, a [illegible] ish fort, became the first European settlement, 1752[illegible] ceded Arizona to Mexico, 1821. The U.S. took over, 18[illegible] ter the Mexican War. The area below the Gila River wa[illegible] tained from Mexico in the Gadsden Purchase, 1853. A[illegible] became a territory, 1863. Apache wars ended with Ge[illegible] mo's surrender, 1886.

Tourist attractions. The Grand Canyon of the Co[illegible] Painted Desert; Petrified Forest Natl. Park; Canyon de C[illegible] ly; Meteor Crater; London Bridge, Lake Havasu City[illegible] sphere 2, Oracle; Navajo Natl. Monument; Sedona.

Famous Arizonans. Bruce Babbitt, Cochise, Alic[illegible] per, Geronimo, Barry Goldwater, Zane Grey, Carl H[illegible] George W. P. Hunt, Helen Jacobs, Bil Keane, Percival [illegible] ell, William H. Pickering, John J. Rhodes, Morris Udall, [illegible] art Udall, Frank Lloyd Wright.

Tourist information. Arizona Office of Tourism, Ste[illegible] 2702 N. 3rd St., Phoenix, AZ 85004, 1-800-520-3434.

Website. http://www.state.az.us

Tourism website. http://www.arizonaguide.com

Arkansas

The Natural State, The Razorback State

People. Population (2000): 2,673,400; rank: 33; [illegible] change (1990-2000): 13.7%. **Pop. density:** 51.3 per s[illegible] **Racial distribution** (2000): 80.0% white; 15.7% black; 0.[illegible] Asian; 0.8% Native American/Nat. AK; 0.1% Hawaiian/Pa[illegible] Islander; 1.5% other race; 2 or more races, 1.3%. **Hispanic** pop. (any race): 3.2%.

Geography. Total area: 53,179 sq mi; rank: 29. **Land** area: 52,068 sq mi; rank: 27. **Acres forested:** 17,864,000. [illegible] cation: in the west south-central U.S. **Climate:** long [illegible] summers, mild winters; generally abundant rainfall. **Topography:** eastern delta and prairie, southern lowland forests, the northwestern highlands, which include the Ozark [illegible] teaus. **Capital:** Little Rock.

Economy. Chief industries: manufacturing, agricu[illegible] tourism, forestry. **Chief manuf. goods:** food products, che[illegible] icals, lumber, paper, plastics, electric motors, furniture, [illegible] components, airplane parts, apparel, machinery, steel. Ch[illegible] crops: rice, soybeans, cotton, tomatoes, grapes, ap[illegible] commercial vegetables, peaches, wheat. **Livestock:** [illegible] 2001) 1.8 mil cattle/calves; (Dec. 2000) 685,000 hogs/[illegible] 23.1 mil chickens (excl. broilers); 1.2 bil broilers. **Timber/lum**ber (2000): oak, hickory, gum, cypress, pine; 2.6 bil bd. [illegible] **Nonfuel minerals** (est. 2000): $506 mil; mostly brom[illegible] crushed stone, portland cement, sand & gravel. **Chief ports:** Little Rock, Pine Bluff, Osceola, Helena, Fort Smith, Van [illegible] ren, Camden, Dardanelle, North Little Rock, West Memp[illegible] Crossett, McGehee, Morrilton. **Value of construction** (1997): $3 bil. **Gross state product** (1999): $64.8 bil. **Employment distrib.** (May 2001): 24.2% services; 23.2% tra[illegible] 16.6% govt., 20.7% mfg. **Per cap. pers. income** (200[illegible] $22,257. **Sales tax** (2001): 5.125%. **Unemployment** (200[illegible] 4.4%. **Tourism expends.** (1997): $3.3 bil.

Finance. FDIC-insured commercial banks (2000): 1[illegible] **Deposits:** $21.5 bil. FDIC-insured savings institutio[illegible] (2000): 9. **Assets:** $3.8 bil.

Federal govt. Fed. civ. employees (Mar. 2000): 10,[illegible] **Avg. salary:** $42,810. **Notable fed. facilities:** Nat'l. Cen[illegible] for Toxicological Research, Jefferson; Pine Bluff Arsenal, Li[illegible]tle Rock AFB.

Energy. Electricity production (2000, kWh, by sourc[illegible] **Coal:** 23.9 bil; **Petroleum:** 202 mil; **Gas:** 3.3 bil; **Hydroelect**[illegible] 2.1 bil; **Nuclear:** 11.7 bil.

State data. Motto: Regnat Populus (The people ru[illegible] **Flower:** Apple blossom. **Bird:** Mockingbird. **Tree:** Pin[illegible] **Song:** Arkansas. Entered union June 15, 1836; rank, 25[illegible] **State fair** at Little Rock; late Sept.-early Oct.

▶ ***IT'S A FACT:*** The American Robert McCulloch bought the London Bridge from the British government in 1962 for $2,460,000 and had it moved by ship and trucks to Lake Havasu City, AZ. On Oct. 10, 1971, the reassembled bridge was officially opened.

[illegible] Quapaw, Caddo, Osage, Cherokee, and Choctaw [illegible] in the area at the time of European contact. The [illegible] explorers were de Soto, 1541; Marquette and [illegible] and La Salle, 1682. The first settlement was by [illegible] under Henri de Tonty, 1686, at Arkansas Post. In [illegible] area was ceded by France to Spain, then given [illegible] 1800, and was part of the Louisiana Purchase, [illegible] made a territory, 1819. Arkansas seceded in [illegible] after the Civil War began; more than 10,000 Ar[illegible] [illegible] on the Union side.

[illegible] attractions. Hot Springs Natl. Park (water ranging [illegible]-147° F); Eureka Springs; Ozark Folk Center, Blan[illegible] [illegible], both near Mountain View; Crater of Dia[illegible] [illegible] U.S. diamond mine) near Murfreesboro; Toltec [illegible] Archeological State Park, Little Rock; Buffalo Natl. [illegible] America Museum, Hot Springs; Pea Ridge Nation[illegible] [illegible] Park, Pead Ridge; Tanyard Springs, Morrilton; [illegible] Wine Village, Wiederkehr Village.

[illegible] Arkansans. Daisy Bates, Dee Brown, Paul [illegible], Glen Campbell, Johnny Cash, Hattie Caraway, [illegible] "Dizzy" Dean, Orval Faubus, James W. Fulbright, [illegible], John H. Johnson, Douglas MacArthur, John L. [illegible], James S. McDonnell, Scottie Pippen, Dick Powell, [illegible] Robinson, Billy Bob Thornton, Winthrop Rockefeller, [illegible] Steenburgen, Edward Durell Stone, Sam Walton, [illegible] Yell.

[illegible] information. Arkansas Dept. of Parks & Tourism, [illegible] Mall, Little Rock, AR 72201

[illegible] travel information. 1-800-NATURAL

[illegible] http://www.state.ar.us

[illegible] website. http://www.arkansas.com

California

Golden State

[illegible] **Population** (2000): 33,871,648; rank: 1; net [illegible] (1990-2000): 13.8%. **Pop. density:** 217.2 per sq mi. [illegible] distribution (2000): 59.5; white; 6.7% black; 10.9% [illegible] 1.0% Native American/Nat. AK; 0.3% Hawaiian/Pacific [illegible]; 16.8% other race; 2 or more races, 4.7% Hispanic [illegible] (any race): 32.4%.

[illegible]graphy. **Total area:** 163,696 sq mi; rank: 3. **Land area:** [illegible],959 sq mi; rank: 3. **Acres forested:** 37,263,000. Lo[illegible] [illegible] on western coast of the U.S. **Climate:** moderate [illegible]atures and rainfall along the coast; extremes in the in[illegible] **Topography:** long mountainous coastline; central val[illegible] [illegible] Sierra Nevada on the east; desert basins of the southern [illegible] rugged mountains of the north. **Capital:** Sacramento.

[illegible]onomy. **Chief industries:** agriculture, tourism, apparel, [illegible], telecommunications, entertainment. **Chief** [illegible] goods: electronic and electrical equip., computers, [illegible] machinery, transportation equip. and instruments, [illegible] **Chief farm products:** milk and cream, grapes, cotton, [illegible], oranges, rice, nursery products, hay, tomatoes, let[illegible] [illegible] strawberries, almonds, asparagus. **Livestock:** (Jan. [illegible]) 5.2 mil cattle/calves; 840,000 sheep/lambs; (Dec. [illegible]) 150,000 hogs/pigs; 30 mil chickens (excl. broilers); [illegible]/lumber (2000): fir, pine, redwood, oak; 3.3 bil bd. ft. [illegible] minerals (est. 2000): $3.4 bil; mostly portland ce[illegible] [illegible], sand & gravel, boron, crushed stone, gold. Commer[illegible] [illegible] fishing (1999): $150.3 mil. **Chief ports:** Long Beach, [illegible] Angeles, San Diego, Oakland, San Francisco, Sacra[illegible] [illegible], Stockton. **Principal internat. airports at:** Fresno, [illegible] Angeles, Oakland, Ontario, Sacramento, San Diego, San [illegible]cisco, San Jose. **Value of construction** (1997): $36.7 [illegible] Gross state product (1999): $1.2 tril. **Employment dis**[illegible] (May 2001): 32.0% services; 22.7% trade; 16.0% govt.; [illegible]% mfg. **Per cap. pers. income** (2000): $32,275. **Sales** [illegible] (2001): 7%. **Unemployment** (2000): 4.9%. **Tourism ex**[illegible] (1997): $65.8 bil. **Lottery** (2000): total sales: $2.6 bil; [illegible] income: $907.3 mil.

[illegible]nance. FDIC-insured commercial banks (2000): 304. [illegible]sits: $238.5 bil. FDIC-insured savings institutions [illegible]: 46. **Assets:** $353.5 bil.

[illegible]ederal govt. Fed. civ. employees (Mar. 2000): 141,377. [illegible] salary: $50,639. **Notable fed. facilities:** Vandenberg, [illegible], Travis, McClellan AF bases; San Francisco Mint.

[illegible]nergy. Electricity production (2000, kWh, by source). [illegible]oleum: 145 mil; **Gas:** 12.3 bil; **Hydroelectric:** 37.8 bil; Nu[illegible] [illegible]: 35.2 bil; **Other:** 145 mil.

[illegible] data. **Motto:** Eureka (I have found it). **Flower:** Gold[illegible] poppy. **Bird:** California valley quail. **Tree:** California red[illegible] [illegible]. **Song:** I Love You, California. Entered union Sept. 9, [illegible]; rank, 31st. **State fair** at Sacramento; late Aug.-early [illegible]

History. Early inhabitants included more than 100 different Native American tribes with multiple dialects. The first European explorers were Cabrillo, 1542, and Drake, 1579. The first settlement was the Spanish Alta California mission at San Diego, 1769, first in a string founded by Franciscan Father Junipero Serra. U.S. traders and settlers arrived in the 19th cent. and staged the Bear Flag revolt, 1846, in protest against Mexican rule; later that year U.S. forces occupied California. At the end of the Mexican War, Mexico ceded the territory to the U.S., 1848; that same year gold was discovered, and the famed gold rush began.

Tourist attractions. The *Queen Mary*, Long Beach; Palomar Mountain; Disneyland, Anaheim; Getty Center, Los Angeles; Tournament of Roses and Rose Bowl, Pasadena; Universal Studios, Hollywood; Long Beach Aquarium of the Pacific; Golden State Museum, Sacramento; San Diego Zoo; Yosemite Valley; Lassen and Sequoia-Kings Canyon natl. parks; Lake Tahoe; Mojave and Colorado deserts; San Francisco Bay; Napa Valley; Monterey Peninsula; oldest living things on earth believed to be a stand of Bristlecone pines in the Inyo National Forest, est. 4,700 years old; world's tallest tree, 365-ft "National Geographic Society" coast redwood, in Humboldt Redwoods State Park.

Famous Californians. Edmund G. (Pat) Brown, Jerry Brown, Luther Burbank, Ted Danson, Cameron Diaz, Leonardo DiCaprio, Joe DiMaggio, John C. Fremont, Robert Frost, Tom Hanks, Helen Hunt, Bret Harte, William Randolph Hearst, Jack Kemp, Monica Lewinsky, Jack London, George Lucas, Mark McGwire, Aimee Semple McPherson, Marilyn Monroe, John Muir, Richard M. Nixon, George S. Patton Jr., Ronald Reagan, Sally K. Ride, William Saroyan, Father Junipero Serra, O.J. Simpson, Kevin Spacey, Leland Stanford, John Steinbeck, Shirley Temple, Earl Warren, Tiger Woods.

California Division of Tourism. P.O. Box 1499, Sacramento, CA 95812-1499.

Toll-free travel information. 1-800-GOCALIF.

Website. http://www.state.ca.us/s

Tourism website. http://gocalif.ca.gov

Colorado

Centennial State

People. Population (2000): 4,301,261; rank: 24; net change (1990-2000): 30.6%. **Pop. density:** 41.5 per sq mi. **Racial distribution** (2000): 82.8% white; 3.8% black; 2.2% Asian; 1.0% Native American/Nat. AK; 0.1% Hawaiian/Pacific Islander; 7.2% other race; 2 or more races, 2.8%. **Hispanic** pop. (any race): 17.1%.

Geography. Total area: 104,094 sq mi; rank: 8. **Land area:** 103,718 sq mi; rank: 8. **Acres forested:** 21,338,000. **Location:** in W central U.S. **Climate:** low relative humidity, abundant sunshine, wide daily, seasonal temp. ranges; alpine conditions in the high mountains. **Topography:** eastern dry high plains; hilly to mountainous central plateau; western Rocky Mountains of high ranges, with broad valleys, deep, narrow canyons. **Capital:** Denver.

Economy. Chief industries: manufacturing, construction, government, tourism, agriculture, aerospace, electronics equipment. **Chief manuf. goods:** computer equip. & instruments, foods, machinery, aerospace products. **Chief crops:** corn, wheat, hay, sugar beets, barley, potatoes, apples, peaches, pears, dry edible beans, sorghum, onions, oats, sunflowers, vegetables. **Livestock:** (Jan. 2001) 3.2 mil cattle/calves; 420,000 sheep/lambs; (Dec. 2000) 840,000 hogs/pigs; 4.2 mil chickens (excl. broilers). **Timber/lumber** (2000): oak, ponderosa pine, Douglas fir; 105 mil bd. ft. **Nonfuel minerals** (est. 2000): $566 mil; mostly sand & gravel, portland cement, crushed stone, gold, helium. **Principal internat. airport at:** Denver. **Value of construction** (1997): $9.2 bil. **Gross state product** (1999): $154 bil. **Employment distrib.** (May 2001): 31.4% services; 23.9% trade; 15.4% govt.; 9.0% mfg. **Per cap. pers. income** (2000): $32,949. **Sales tax** (2001): 2.9%. **Unemployment** (2000): 2.7%. **Tourism expends.** (1997): $8.8 bil. **Lottery** (2000): total sales: $371 mil; net income: $89.3 mil.

Finance. FDIC-insured commercial banks (2000): 181. **Deposits:** $37.2 bil. FDIC-insured savings institutions (2000): 10. **Assets:** $838 mil.

Federal govt. Fed. civ. employees (Mar. 2000): 33,138. **Avg. salary:** $51,098. **Notable fed. facilities:** U.S. Air Force Academy; U.S. Mint; Ft. Carson; Natl. Renewable Energy Labs; U.S. Rail Transportation Test Center; N. American Aerospace Defense Command; Consolidated Space Operations Ctr.; Denver Federal Center; Natl. Center for Atmo-

EXHIBIT NINETY-ONE (91) OF 115 (one HUNDRED FIFTHTEEN) EXHIBITS BY (Mr) John J. CRAPO, Pro Se

Federal govt. Fed. civ. employees (Mar. 2000): 82,345. Avg. salary: $46,787. Notable fed. facilities: Dobbins AFB; Ft. Benning; Ft. Gordon; Ft. Gillem; Ft. Stewart; King's Bay Naval Base; Moody Air Force Base; Navy Supply Corps School; Ft. McPherson; Fed. Law Enforcement Training Ctr., Glynco, Robins AFB; Centers for Disease Control.

Energy. Electricity production (2000, kWh, by source): Coal: 77.8 bil; Petroleum: 633 mil; Gas: 1.8 bil; Hydroelectric: 2.3 bil; Nuclear: 32.5 bil.

State data. Motto: Wisdom, justice and moderation. Flower: Cherokee rose. Bird: Brown thrasher. Tree: Live oak. Song: Georgia On My Mind. Fourth of the 13 original states to ratify the Constitution, Jan. 2, 1788. State fair at Macon, 3d week in Oct.

History. Creek and Cherokee peoples were early inhabitants of the region. The earliest known European settlement was the Spanish mission of Santa Catalina, 1566, on Saint Catherines Island. Gen. James Oglethorpe established a colony at Savannah, 1733, for the poor and religiously persecuted. Oglethorpe defeated a Spanish army from Florida at Bloody Marsh, 1742. In the American Revolution, Georgians seized the Savannah armory, 1775, and sent the munitions to the Continental Army. They fought seesaw campaigns with Cornwallis's British troops, twice liberating Augusta and forcing final evacuation by the British from Savannah, 1782. The Cherokee were removed to Oklahoma Territory, 1832-38, and thousands died on the long march, known as the Trail of Tears. Georgia seceded from the Union, 1861, and was invaded by Union forces, 1864, under Gen. William T. Sherman, who took Atlanta, Sept. 2, and proceeded on his famous "march to the sea," ending in Dec., in Savannah. Georgia was readmitted, 1870.

Tourist attractions. State Capitol, Stone Mt. Park, Six Flags Over Georgia, Kennesaw Mt. Natl. Battlefield Park, Martin Luther King Jr. Natl. Historic Site, Underground Atlanta, Jimmy Carter Library & Museum, all Atlanta; Chickamauga and Chattanooga Natl. Military Park, near Dalton; Chattahoochee Natl. Forest; alpine village of Helen; Dahlonega, site of America's first gold rush; Brasstown Bald Mt.; Lake Lanier; Franklin D. Roosevelt's Little White House, Warm Springs; Callaway Gardens, Pine Mt.; Andersonville Natl. Historic Site; Okefenokee Swamp, near Waycross; Jekyll Island; St. Simons Island; Cumberland Island Natl. Seashore; historic riverfront district, Savannah.

Famous Georgians. Kim Basinger, Griffin Bell, James Bowie, James Brown, Erskine Caldwell, Jimmy Carter, Ray Charles, Lucius D. Clay, Ty Cobb, James Dickey, John C. Fremont, Newt Gingrich, Joel Chandler Harris, "Doc" Holliday, Alan Jackson, Martin Luther King Jr., Gladys Knight, Sidney Lanier, Little Richard, Juliette Gordon Low, Margaret Mitchell, Sam Nunn, Flannery O'Connor, Otis Redding, Burt Reynolds, Julia Roberts, Jackie Robinson, Clarence Thomas, Travis Tritt, Ted Turner, Carl Vinson, Alice Walker, Herschel Walker, Joseph Wheeler, Joanne Woodward, Trisha Yearwood, Andrew Young.

Chamber of Commerce. 235 International Blvd., Atlanta, GA 30303; (404) 880-9000.

Toll-free travel information. 1-800-VISITGA.

Website. http://www.state.ga.us

Tourism website. http://www.georgia.org/tourism

Hawai'i
Aloha State

People. Population (2000): 1,211,537; rank: 42; net change (1999-2000): 9.3%. Pop. density: 188.6 per sq mi. Racial distribution (2000): 24.3% white; 1.8% black; 41.6% Asian; 0.3% Native American/Nat. AK; 9.4% Hawaiian/Pacific Islander; 1.3% other race; 2 or more races, 21.4%. Hispanic pop. (any race): 7.2%.

Geography. Total area: 10,931 sq mi; rank: 43. Land area: 6,423 sq mi; rank: 47. Acres forested: 1,748,000. Location: Hawaiian Islands lie in the North Pacific, 2,397 mi SW from San Francisco. Climate: subtropical, with wide variations in rainfall; Waialeale, on Kaua'i, wettest spot in U.S. (annual rainfall 460 in.) Topography: islands are tops of a chain of submerged volcanic mountains; active volcanoes: Mauna Loa, Kilauea. Capital: Honolulu.

Economy. Chief industries: tourism, defense, sugar, pineapples. Chief manuf. goods: processed sugar, canned pineapple, clothing, foods, printing & publishing. Chief crops: sugar, pineapples, macadamia nuts, fruits, coffee, vegetables, floriculture. Livestock: (Jan. 2001) 150,000 cattle/calves; (Dec. 2000) 26,000 hogs/pigs; 722,000 chickens (excl. broilers); 1 mil broilers. Timber/Lumber (2000): NA; Nonfuel minerals (est. 2000): $91.4 mil; mostly cru[illegible] stone, portland and masonry cement, sand and gravel, [illegible] stones. Commercial fishing (1998): $65 mil. Chief po[illegible] Honolulu, Hilo, Kailua. Principal internat. airports at: Hi[illegible] Honolulu, Kailua, Kahului. Value of construction (19[illegible]) $1.7 bil. Gross state product (1999): $41 bil. Employ[illegible] distrib. (May 2001): 33.6% services; 25.1% trade; 20.[illegible] govt.; 3.2% mfg. Per cap. pers. income (2000): $28,[illegible] Sales tax (2001): 4%. Unemployment (2000): 4.3%. [illegible] ism expenditures (1997): $14.2 bil.

Finance. FDIC-insured commercial banks (2000): [illegible] posits: $17.6 bil. FDIC-insured savings institu[illegible] (2000): 2. Assets: $6.5 bil.

Federal govt. Fed. civ. employees (Mar. 2000): 1[illegible] Avg. salary: $45,157. Notable fed. facilities: Pearl H[illegible] Naval Shipyard; Hickam AFB; Schofield Barrac[illegible] Shafter; Marine Corps Base-Kaneohe Bay; Barbers [illegible] NAS; Wheeler AFB; Prince Kuhio Federal Building.

Energy. Electricity production (2000, kWh, by so[illegible] Petroleum: 6.3 bil; Hydroelectric: 19 mil.

State data. Motto: The life of the land is perpetu[illegible] righteousness. Flower: Yellow hibiscus. Bird: Ha[illegible] goose. Tree: Kukui (Candlenut). Song: Hawai'i Pono'i [illegible] tered union Aug. 21, 1959; rank, 50th. State fair at O[illegible] late June.

History. Polynesians from islands 2,000 mi to the [illegible] settled the Hawaiian Islands, probably between AD [illegible] AD 800. The first European visitor was British captain J[illegible] Cook, 1778. Between 1790 and 1810, the islands were [illegible] politically under the leadership of a native king, Kameha[illegible] I, whose four successors—all bearing the name Kam[illegible] ha—ruled the kingdom from his death, 1819, until the [illegible] the dynasty, 1872. Missionaries arrived, 1820, bringing [illegible] ern culture. King Kamehameha III and his chiefs cre[illegible] first constitution and a legislature that set up a public [illegible] system. Sugar production began, 1835, and it beca[illegible] dominant industry. In 1893, Queen Liliuokalani was d[illegible] and a republic was instituted, 1894, headed by S[illegible] Dole. Annexation by the U.S. came in 1898. The J[illegible] attack on Pearl Harbor, Dec. 7, 1941, brought the U[illegible] World War II.

Tourist attractions. Hawaii Volcanoes, Hale[illegible] parks; Natl. Memorial Cemetery of the Pacific, Waiki[illegible] Diamond Head, Honolulu; U.S.S. Arizona Memori[illegible] Harbor; Hanauma Bay; Polynesian Cultural Cen[illegible] Nu'uanu Pali; Waimea Canyon; Wailoa and Wa[illegible] state parks.

Famous Islanders. Bernice Pauahi Bishop, [illegible] Father Damien de Veuster, Don Ho, Duke Kahana[illegible] Kamehameha, Brook Mahealani Lee, Daniel K. Ino[illegible] Scott Lee, Queen Liliuokalani, Bette Midler, Ellison O[illegible]

Chamber of Commerce of Hawaii. 1132 Bishop [illegible] 200, Honolulu, HI 96813; phone: (808) 545-4300.

Toll-free travel information. 1-800-GOHAWAI[illegible]

Website. http://www.hawaii.gov

Tourism website. http://www.gohawaii.com

Idaho
Gem State

People. Population (2000): 1,293,953; ran[illegible] change (1999-2000): 28.5%. Pop. density: 15.6 [illegible] Racial distribution (2000): 91.0% white; 0.4% [illegible] Asian; 1.4% Native American/Nat. AK; 0.1% Ha[illegible] Islander; 4.2% other race; 2 or more races, 2.0%[illegible] pop. (any race): 7.9%.

Geography. Total area: 83,570 sq mi; rank: [illegible] ea: 82,747 sq mi; rank: 11. Acres forested: 21,[illegible] cation: northwestern Mountain state border[illegible] Columbia. Climate: tempered by Pacific weste[illegible] er, colder, continental climate in SE; altitude an [illegible] tor. Topography: Snake R. plains in the S; cen[illegible] mountains, canyons, gorges (Hells Canyon, 7,9[illegible] in N. America); subalpine northern region. Ca[illegible]

Economy. Chief industries: manufacturing, [illegible] tourism, lumber, mining, electronics. Chief m[illegible] electronic components, computer equipment, [illegible] foods, lumber and wood products, chemical [illegible] mary metals, fabricated metal products, ma[illegible] crops: potatoes, peas, dry beans, sugar beets, [illegible] lentils, wheat, hops, barley, plums and prunes, [illegible] corn, cherries, apples, hay. Livestock: (Jan. [illegible] tle/calves; 275,000 sheep/lambs; (Dec. [illegible] hogs yellow, white pine; Douglas fir; white sp[illegible] mil chickens (excl. broilers). Timber/lumber [illegible]

[illegible] Nonfuel minerals (est. 2000): $398 mil; mostly phosphate rock, silver, sand & gravel, molybdenum, lead. Chief port: Lewiston. Value of construction (1997): $1.8 bil. Gross state product (1999): $34 bil. Employment distrib. (May 2001): 26.1% services; 25.4% trade; 19.3% govt.; [illegible]% mfg. Per cap. pers. income (2000): $24,180. Sales tax (2001): 5%. Unemployment (2000): 4.9%. Tourism expenditures (1997): $1.9 bil. Lottery (2000): total sales: $86.5 [illegible] net income: $8.2 mil.

Finance. FDIC-insured commercial banks (2000): 18. [illegible] Deposits: $2.1 bil. FDIC-insured savings institutions [illegible] 2. Assets: $590 mil.

Federal govt. Fed. civ. employees (Mar. 2000): 7,336. [illegible] salary: $46,236. Notable fed. facilities: Idaho Natl. [illegible]eering Lab; Mt. Home Air Force Base.

Energy. Electricity production (2000, kWh, by source): [illegible]um: 3 mil; Hydroelectric: 10.1 bil.

State data. Motto: Esto Perpetua (It is perpetual). Flower: [illegible]. Bird: Mountain bluebird. Tree: White pine. Song: [illegible] We Have Idaho. Entered union July 3, 1890; rank, 43d. [illegible] fair at Boise, late Aug.; at Blackfoot, early Sept.

History. Early inhabitants were Shoshone, Northern [illegible], Bannock, and Nez Percé peoples. White exploration [illegible] region began with Lewis and Clark, 1805-6. Next came [illegible] traders, setting up posts, 1809-34, and missionaries, [illegible]-40s. Mormons made their first permanent settlement [illegible], 1860. Idaho's gold rush began the same year and [illegible] thousands of permanent settlers. Most remarkable of [illegible] Indian wars was the 1,700-mi trek, 1877, of Chief Joseph [illegible] the Nez Percé, pursued by U.S. troops through 3 states [illegible] just short of the Canadian border. The Idaho territory was organized, 1863. Idaho adopted a progressive con[illegible] and became a state, 1890.

[illegible] attractions. Hells Canyon, deepest gorge in N. [illegible]; World Center for Birds of Prey; Craters of the Moon; [illegible] Valley, in Sawtooth Mts.; Crystal Falls Cave; Shoshone [illegible]; Lava Hot Springs; Lake Pend Oreille; Lake Coeur [illegible]; Sawtooth Natl. Recreation Area; River of No Return [illegible] Area; Redfish Lake.

[illegible] Idahoans. William E. Borah, Frank Church, Fred [illegible], Ezra Pound, Chief Joseph, Sacagawea, Picabo [illegible] Lana Turner.

[illegible] information. Department of Commerce, 700 W. [illegible], Boise, ID 83720.

[illegible] travel information. 1-800-842-5858.

[illegible] http://www.state.id.us

[illegible] website. http://www.visitid.org

Illinois
Prairie State

[illegible] Population (2000): 12,419,293; rank: 5; net [illegible] (1999-2000): 8.6%. Pop. density: 223.4 per sq mi. [illegible] distribution (2000): 73.5% white; 15.1% black; 3.4% [illegible] Native American/Nat. AK; <0.1% Hawaiian/Pacific Islander; 5.8% other race; 2 or more races, 1.9%. Hispanic pop. (any race): 12.3%.

[illegible]. Total area: 57,914 sq mi; rank: 25. Land area: [illegible] sq mi; rank: 24. Acres forested: 4,266,000. Location: North Central state; western, southern, and [illegible] boundaries formed by Mississippi, Ohio, and Wabash, respectively. Climate: temperate; typically cold, [illegible], hot summers. Topography: prairie and fertile [illegible]out; open hills in the southern region. Capital: [illegible]

[illegible] Chief industries: services, manufacturing, [illegible] and retail trade, finance, insurance, real estate, [illegible]ation, health care, agriculture. Chief manuf. [illegible] machinery, electric and electronic equipment, prim. & [illegible], chemical products, printing & publishing, food products. Chief crops: corn, soybeans, wheat, [illegible]. Livestock: (Jan. 2001) 1.5 mil cattle/calves; [illegible] lambs; (Dec. 2000) 4.2 mil hogs/pigs; 4 mil [illegible] broilers). Timber/lumber (2000): oak, hickory, [illegible]wood; 121 mil bd. ft. Nonfuel minerals (est. [illegible] mil; mostly crushed stone, portland cement, [illegible] lime. Commercial fishing (1999): $50,000. [illegible] Chicago. Principal internat. airport at: Chicago. [illegible] Construction (1997): $12.5 bil. Gross state [illegible] $445.6 bil. Employment distrib. (May [illegible] services; 22.6% trade; 13.7% govt.; 15.2% mfg. [illegible] income (2000): $32,259. Sales tax (2001): [illegible] Unemployment (2000): 4.4%. Tourism expends.: [illegible] Lottery (2000): total sales: $1.5 bil; net in-

Finance. FDIC-insured commercial banks (2000): 711. Deposits: $249.4 bil. FDIC-insured savings institutions (2000): 117. Assets: $39.5 bil.

Federal govt. Fed. civ. employees (Mar. 2000): 40,696. Avg. salary: $52,350. Notable fed. facilities: Fermi Natl. Accelerator Lab; Argonne Natl. Lab; Rock Island Arsenal; Great Lakes Naval Training Station, Scott AFB.

Energy. Electricity production (2000, kWh, by source): Coal: 32.1 bil; Petroleum: 128 mil; Gas: 342 mil; Hydroelectric: 53 mil; Nuclear: 82.9 bil.; Other: 64 mil.

State data. Motto: State sovereignty—national union. Flower: Native violet. Bird: Cardinal. Tree: White oak. Song: Illinois. Entered union Dec. 3, 1818; rank, 21st. State fair at Springfield, mid-Aug.; DuQuoin, late Aug.

History. Seminomadic Algonquian peoples, including the Peoria, Illinois, Kaskaskia, and Tamaroa, lived in the region at the time of European contact. Fur traders were the first Europeans in Illinois, followed shortly by Jolliet and Marquette, 1673, and La Salle, 1680, who built a fort near present-day Peoria. The first settlements were French, at Cahokia, near present-day St. Louis, 1699, and Kaskaskia, 1703. France ceded the area to Britain, 1763, and in 1778, American Gen. George Rogers Clark took Kaskaskia from the British without a shot. Defeat of Native American tribes in Black Hawk War, 1832, and growth of railroads brought change to the area. In 1787, it became part of the Northwest Territory. Post-Civil War Illinois became a center for the labor movement as bitter strikes, such as the Haymarket Square riot, occurred in 1885-86.

Tourist attractions. Chicago museums and parks; Lincoln shrines at Springfield, New Salem, Sangamon County; Cahokia Mounds, Collinsville; Starved Rock State Park; Crab Orchard Wildlife Refuge; Mormon settlement at Nauvoo; Fts. Kaskaskia, Chartres, Massac (parks); Shawnee Natl. Forest, Southern Illinois; Illinois State Museum, Springfield; Dickson Mounds Museum, between Havana and Lewistown.

Famous Illinoisans. Jane Addams, Saul Bellow, Jack Benny, Ray Bradbury, Gwendolyn Brooks, William Jennings Bryan, St. Frances Xavier Cabrini, Hillary Rodham Clinton, Clarence Darrow, John Deere, Stephen A. Douglas, James T. Farrell, George W. Ferris, Marshall Field, Betty Friedan, Benny Goodman, Ulysses S. Grant, Dennis Hastert, Ernest Hemingway, Wild Bill Hickok, Henry J. Hyde, Abraham Lincoln, Vachel Lindsay, Edgar Lee Masters, Oscar Mayer, Cyrus McCormick, Ronald Reagan, Carl Sandburg, Adlai Stevenson, Frank Lloyd Wright, Philip Wrigley.

Tourist information. Illinois Dept. of Commerce and Community Affairs, 620 E. Adams St., Springfield, IL 62701.

Toll-free travel information: 1-800-2-CONNECT.

Website. http://www.state.il.us

Tourism website. http://www.enjoyillinois.com

Indiana
Hoosier State

People. Population (2000): 6,080,485; rank: 14; net change (1999-2000): 9.7%. Pop. density: 169.5 per sq mi. Racial distribution (2000): 87.5% white; 8.4% black; 1.0% Asian; 0.3% Native American/Nat. AK; <0.1% Hawaiian/Pacific Islander; 1.6% other race; 2 or more races, 1.2%. Hispanic pop. (any race): 3.5%.

Geography. Total area: 36,418 sq mi; rank: 38. Land area: 35,867 sq mi; rank: 38. Acres forested: 4,439,000. Location: East North Central state; Lake Michigan on N border. Climate: 4 distinct seasons with a temperate climate. Topography: hilly southern region; fertile rolling plains of central region; flat, heavily glaciated north; dunes along Lake Michigan shore. Capital: Indianapolis.

Economy. Chief industries: manufacturing, services, agriculture, government, wholesale and retail trade, transportation and public utilities. Chief manuf. goods: primary metals, transportation equipment, motor vehicles & equip., industrial machinery & equipment, electronic & electric equipment. Chief crops: corn, soybeans, wheat, nursery and greenhouse products, vegetables, popcorn, fruit, hay, tobacco, mint. Livestock: (Jan. 2001) 880,000 mil cattle/calves; 66,000 sheep/lambs; (Dec. 2000) 3.4 mil hogs/pigs; 28.7 mil chickens (excl. broilers). Timber/lumber (2000): oak, tulip, beech, sycamore; 358 mil bd. ft. Nonfuel minerals (est. 2000): $729 mil; mostly crushed stone, portland and masonry cement; sand & gravel, lime. Commercial fishing (1997): $327,000. Chief ports: Burns Harbor, Portage; Southwind Maritime, Mt. Vernon; Clark Maritime, Jeffersonville. Principal internat. airports at: Indianapolis, Ft. Wayne. Value of construction (1997): $9.2 bil. Gross state product (1999):

JJC/jjc May 04th Year 2002

EXHIBIT NINETY-TWO (92) OF 115 (One Hundred FIFTHTEEN) EXHIBITS BY John J. CRAPO, Pro Se ✓

nication, public utilities, finance, insurance, real estate, mining. Chief manuf. goods: chemical products, foods, transportation equipment, electronic equipment, petroleum products, lumber, wood, and paper. Chief crops: soybeans, sugarcane, rice, corn, cotton, sweet potatoes, pecans, sorghum, aquaculture. Livestock: (Jan. 2001) 860,000 cattle/calves; (Dec. 2000) 29,000 hogs/pigs; 2.6 mil chickens (excl. broilers). Timber/lumber (2000): pines, hardwoods, oak; 1.3 bil bd. ft. Nonfuel minerals (est. 2000): $404 mil; mostly salt, sulfur, sand & gravel, crushed stone, clays. Commercial fishing (2000): $302.7 mil. Chief ports: New Orleans, Baton Rouge, Lake Charles, Port of S. Louisiana (La Place), Shreveport, Plaquemine, St. Bernard, Alexandria. Principal internat. airport at: New Orleans. Value of construction (1997): $4.7 bil. Gross state product (1999): $129 bil. Employment distrib. (May 2001): 28.0% services; 23.7% trade; 19.1% govt.; 9.2% mfg. Per cap. pers. income (2000): $23,334. Sales tax (2001): 4%. Unemployment (2000): 5.5%. Tourism expends. (1997): $7.3 bil. Lottery (2000): total sales: $276.4 mil; net income: $99.9 mil.

Finance. FDIC-insured commercial banks (2000): 149. Deposits: $41.9 bil. FDIC-insured savings institutions (2000): 33. Assets: $4.5 bil.

Federal govt. Fed. civ. employees (Mar. 2000): 19,767. Avg. salary: $44,728. Notable federal facilities: Strategic Petroleum Reserve, Michoud Assembly Plant, Southeast U.S. Agricultural Research Ctr., U.S. Army Corps of Engineers, all New Orleans; Ft. Polk military bases, Barksdale; U.S. Public Service Hospital, Carville; Naval Air Station, Chalmette; V.A. Hospital, Pineville.

Energy. Electricity production (2000, kWh, by source): Coal: 14.4 bil; Petroleum: 616 mil; Gas: 26.6 bil; Nuclear: 15.8 bil.

State data. Motto: Union, justice, and confidence. Flower: Magnolia. Bird: Eastern brown pelican. Tree: Cypress. Song: Give Me Louisiana. Entered union Apr. 30, 1812; rank, 18th. State fair at Shreveport, Oct.

History. Caddo, Tunica, Choctaw, Chitimacha, and Chawash peoples lived in the region at the time of European contact. Europeans Cabeza de Vaca and Panfilo de Narvaez first visited, 1530. The region was claimed for France by La Salle, 1682. The first permanent settlement was by the French at Biloxi, now in Mississippi, 1699. France ceded the region to Spain, 1762, took it back, 1800, and sold it to the U.S., 1803, in the Louisiana Purchase. During the American Revolution, Spanish Louisiana aided the Americans. Admitted as a state in 1812, Louisiana was the scene of the Battle of New Orleans, 1815.

Louisiana Creoles are descendants of early French and/or Spanish settlers. About 4,000 Acadians, French settlers in Nova Scotia, Canada, were forcibly transported by the British to Louisiana in 1755 (an event commemorated in Longfellow's "Evangeline") and settled near Bayou Teche; their descendants became known as Cajuns. Another group, the Islenos, were descendants of Canary Islanders brought to Louisiana by a Spanish governor in 1770. Traces of Spanish and French survive in local dialects.

Tourist attractions. Mardi Gras, French Quarter, Superdome, Dixieland jazz, Aquarium of the Americas, Audubon Zoo & Gardens, all New Orleans; Battle of New Orleans site; Longfellow-Evangeline Memorial Park, St. Martinville; Kent House Museum, Alexandria; Hodges Gardens, Natchitoches, USS Kidd Memorial, Baton Rouge.

Famous Louisianans. Louis Armstrong, Pierre Beauregard, Judah P. Benjamin, Braxton Bragg, Kate Chopin, Harry Connick Jr., Ellen DeGeneres, Lillian Hellman, Grace King, Bob Livingston, Huey Long, Wynton Marsalis, Leonidas K. Polk, Anne Rice, Henry Miller Shreve, Britney Spears, Edward D. White Jr.

Tourist information. Louisiana Office of Tourism, PO Box 94291, Baton Rouge, LA 70804-9291.

Toll-free travel information. 1-800-677-4082.

Website. http://www.state.la.us

Tourism website. http://www.louisianatravel.com

Maine

Pine Tree State

People. Population (2000): 1,274,923; rank: 40; net change (1999-2000): 3.8%. Pop. density: 41.3 per sq mi. Racial distribution (2000): 96.9% white; 0.5% black; 0.7% Asian; 0.6% Native American/Nat. AK; <0.1% Hawaiian/Pacific Islander; 0.2% other race; 2 or more races, 1.0%. Hispanic pop. (any race): 0.7%.

Geography. Total area: 35,385 sq mi; rank: 39. L[illegible]ea: 30,862 sq mi; rank: 39. Acres forested: 17,53[illegible] cation: New England state at northeastern [illegible] Climate: Southern interior and coastal, influenc[illegible] masses from the S and W; northern clime harsher, [illegible] 100 in. snow in winter. Topography: Appalachian [illegible] tend through state; western borders have rugged ter[illegible] sand beaches on southern coast; northern coast ma[illegible] promontories, peninsulas, fjords. Capital: Augusta.

Economy. Chief industries: manufacturing, [illegible] fishing, services, trade, government, finance, insur[illegible] estate, construction. Chief manuf. goods: paper [illegible] products, transportation equipment. Chief crops: [illegible] aquaculture products. Livestock: (Jan. 2001) 97,0[illegible] calves; (Dec. 2000) 6,500 hogs/pigs; 5.7 mil chick[illegible] broilers). Timber/lumber (2000): pine, spruce, fir; 1.[illegible] ft. Nonfuel minerals (est. 2000): $102 mil; mostly [illegible] gravel, portland and masonry cement, crushed [illegible] Commercial fishing (1999): $265.2 mil. Chief [illegible] Searsport, Portland, Eastport. Principal internat. [illegible] at: Bangor, Portland. Value of construction (1997): [illegible] Gross state product (1999): $34 bil. Employment [illegible] (May 2001): 30.9% services; 24.8% trade; 16.[illegible] 13.4% mfg. Per cap. pers. income (2000): $25,62[illegible] tax (2001): 5%. Unemployment (2000): 3.5%. Tour[illegible] pends. (1997): $2 bil. Lottery (2000): total sales: [illegible] net income: $39.6 mil.

Finance. FDIC-insured commercial banks (200[illegible] Deposits: $5.4 bil. FDIC-insured savings in[illegible] (2000): 26. Assets: $7.3 bil.

Federal govt. Fed. civ. employees (Mar. 2000): [illegible] Avg. salary: $45,496. Notable fed. facilities: Kittery [illegible] Shipyard; Brunswick Naval Air Station.

Energy. Electricity production (2000, kWh, by [illegible] Petroleum: 2 mil; Hydroelectric: 4 mil.

State data. Motto: Dirigo (I direct). Flower: White [illegible] cone and tassel. Bird: Chickadee. Tree: Eastern white [illegible] Song: State of Maine Song. Entered union Mar. 1[illegible] rank, 23d. State fair: at Bangor, late July; at Sko[illegible] mid-Aug.

History. When the Europeans arrived, Maine was [illegible] ed by Algonquian peoples including the Abnaki, Pen[illegible] and Passamaquoddy. Maine's rocky coast was be[illegible] have been explored by the Cabots, 1498-99. French [illegible] arrived, 1604, at the St. Croix River, English, c 1607, [illegible] Kennebec; both settlements failed. Maine was made [illegible] Massachusetts, 1691. In the American Revolution, a [illegible] regiment fought at Bunker Hill. A British fleet destroye[illegible] mouth (now Portland), 1775, but the British ship M[illegible] was captured near Machiasport. In 1820, Maine broke [illegible] became a seperate state.

Tourist attractions. Acadia Natl. Park, Bar Harbor, [illegible] Desert Island; Old Orchard Beach; Portland's Old Por[illegible] nebunkport; Common Ground Country Fair; Portland [illegible] light; Baxter State Pk.; Freeport/L. L. Bean.

Famous "Down Easters." Leon Leonwood (L.L.) [illegible] James G. Blaine, Cyrus H. K. Curtis, Hannibal Hamlin, [illegible] Jewett, Stephen King, Henry Wadsworth Longfellow, [illegible] Hiram and Hudson Maxim, Edna St. Vincent Millay, [illegible] Mitchell, Edmund Muskie, Judd Nelson, Edwin Arlington [illegible] inson, Joan Benoit Samuelson, Liv Tyler, Kate Douglas [illegible] gin, Ben Ames Williams.

Chamber of Commerce and Industry. Maine Ch[illegible] Business Alliance, 7 Community Dr., Augusta, ME 04[illegible]

Toll-free travel information. 1-888-MAINE45 (from [illegible] the United States and Canada).

Website. http://www.state.me.us

Tourism website. http://www.visitmaine.com

Maryland

Old Line State, Free State

People. Population (2000): 5,296,486; rank: 1[illegible] change (1999-2000): 10.8%. Pop. density: 541.9 per [illegible] Racial distribution (2000): 64.0% white; 27.9% black; [illegible] Asian; 0.3% Native American/Nat. AK; <0.1% Hawai[illegible] cific Islander; 1.8% other race; 2 or more races, 2.0%. [illegible] panic pop. (any race): 4.3%.

Geography. Total area: 12,407 sq mi; rank: 42. Land [illegible] ea: 9,774 sq mi; rank: 42. Acres forested: 2,700,000. [illegible] tion: South Atlantic state stretching from the Ocean to [illegible] Allegheny Mts. Climate: continental in the west; humid [illegible] tropical in the east. Topography: Eastern Shore of [illegible] plain and Maryland Main of coastal plain, piedmont [illegible]

[illegible] Ridge, separated by the Chesapeake Bay. Cap[illegible] [illegible]

[illegible]. Chief industries: manufacturing, biotechnolo[illegible] information technology, services, tourism. Chief [illegible] goods: electric and electronic equipment; food and [illegible] products, chemicals and allied products, printed ma[illegible] Chief crops: greenhouse and nursery products, soy[illegible] corn. Livestock: (Jan. 2001) 235,000 cattle/calves; [illegible]00) 58,000 hogs/pigs; 4.5 mil chickens (excl. broil[illegible] [illegible]4 mil broilers. Timber/lumber: (2000): hardwoods; [illegible] ft. Nonfuel minerals (est. 2000): $357 mil; mostly [illegible] stone, portland cement, sand & gravel, masonry ce[illegible] [illegible]mension stone. Commercial fishing (1999): $63.8 [illegible] port: Baltimore. Principal internat. airport at: [illegible]. Value of construction (1997): $5.9 bil. Gross [illegible] product (1999): $174.7 bil. Employment distrib. (May [illegible] 36.4% services; 22.3% trade; 18.3% govt.; 7.1% mfg. [illegible] pers. income (2000): $33,872. Sales tax (2001): [illegible]employment (2000): 3.9%. Tourism expends. [illegible] $6.9 bil. Lottery (2000): total sales: $1.2 bil; net in[illegible] $406.8 mil.

[illegible]. FDIC-insured commercial banks (2000): 74. [illegible]: $35.6 bil. FDIC-insured savings institutions [illegible] 83. Assets: $8.5 bil.

[illegible] govt. Fed. civ. employees (Mar. 2000): 101,425. [illegible] salary: $58,911. Notable fed. facilities: U.S. Naval [illegible], Natl. Agriculture Research Center; Ft. George G. [illegible] Aberdeen Proving Ground; Goddard Space Flight [illegible] Natl. Institutes of Health; Natl. Institute of Standards [illegible]nology; Food & Drug Administration; Bureau of the [illegible]

[illegible]. Electricity production (2000, kWh, by source): [illegible].2 bil; Petroleum: 1.4 bil; Gas: 1.9 bil; Hydroelectric: [illegible] Nuclear: 6.9 bil.

[illegible] data. Motto: Fatti Maschii, Parole Femine (Manly [illegible] womanly words). Flower: Black-eyed Susan. Bird: [illegible] oriole. Tree: White oak. Song: Maryland, My Mary[illegible] Seventh of the original 13 states to ratify Constitution, [illegible] 1788. State fair at Timonium; late Aug.-early Sept.

[illegible]. Europeans encountered Algonquian-speaking [illegible] and Piscataway and Iroquois-speaking Susqueh[illegible] when they first visited the area. Italian explorer Verra[illegible] visited the Chesapeake region in the early 16th cent. [illegible] Capt. John Smith explored and mapped the area, [illegible] William Claiborne set up a trading post on Kent Island [illegible]sapeake Bay, 1631. King Charles I granted land to Ce[illegible] Calvert, Lord Baltimore, 1632; Calvert's brother Le[illegible] with about 200 settlers, founded St. Marys, 1634. The [illegible] of Maryland troops in the American Revolution, as at [illegible] of Long Island, won the state its nickname "The Old [illegible] State." In the War of 1812, when a British fleet tried to [illegible] Ft. McHenry, Marylander Francis Scott Key wrote "The [illegible] Spangled Banner," 1814. Although a slave-holding state, [illegible] remained with the Union during the Civil War and [illegible] the site of the battle of Antietam, 1862, which halted Gen. [illegible] E. Lee's march north.

[illegible] attractions. The Preakness at Pimlico track, Bal[illegible]; The Maryland Million at Laurel Race Course; Ocean [illegible] restored Ft. McHenry, near which Francis Scott Key [illegible] "The Star-Spangled Banner"; Edgar Allan Poe house, [illegible] Football at Memorial Stadium, Camden Yards, Natl. [illegible], Harborplace, all Baltimore; Antietam Battlefield, [illegible] Hagerstown; South Mountain Battlefield; U.S. Naval [illegible], Annapolis; Maryland State House, Annapolis, [illegible] the oldest still in legislative use in the U.S.

[illegible] Marylanders. John Astin, Benjamin Banneker, [illegible] Clancy, Jonathan Demme, Francis Scott Key, H. L. [illegible], Kweisi Mfume, Ogden Nash, Charles Willson [illegible], William Pinkney, Edgar Allan Poe, Cal Ripken, Jr., [illegible] Ruth, Upton Sinclair, Roger B. Taney, John Waters, [illegible] Williams.

[illegible] Maryland Dept. of Business & Economic Development. [illegible] E. Redwood St., Baltimore, MD 21202; (410) 767-6870.

[illegible] travel information. 1-800-MDISFUN.

[illegible]. http://www.state.md.us

[illegible] website. http//www.mdisfun.org

Massachusetts

Bay State, Old Colony

[illegible]. Population (2000): 6,349,097; rank: 13; net [illegible] (1999-2000): 5.5%. Pop. density: 809.8 per sq mi. [illegible] distribution (2000): 84.5% white; 5.4% black; 3.8% [illegible] 0.2% Native American/Nat. AK; <0.1% Hawaiian/Pacific Islander; 3.7% other race; 2 or more races, 2.3%. Hispanic pop. (any race): 6.8%.

Geography. Total area: 10,555 sq mi; rank: 44. Land area: 7,840 sq mi; rank: 45. Acres forested: 3,203,000. Location: New England state along Atlantic seaboard. Climate: temperate, with colder and drier clime in western region. Topography: jagged indented coast from Rhode Island around Cape Cod; flat land yields to stony upland pastures near central region and gentle hilly country in west; except in west, land is rocky, sandy, and not fertile. Capital: Boston.

Economy. Chief industries: services, trade, manufacturing. Chief manuf. goods: electric and electronic equipment, instruments, industrial machinery and equipment, printing and publishing, fabricated metal products. Chief crops: cranberries, greenhouse, nursery, vegetables. Livestock: (Jan. 2001) 50,000 cattle/calves; (Dec. 2000) 20,000 hogs/pigs; 357,000 chickens (excl. broilers). Timber/lumber (2000): white pine, oak; other hard woods; NA; Nonfuel minerals (est. 2000): $210 mil; mostly crushed stone, sand & gravel, dimension stone, lime, clays. Commercial fishing (1999): $260.2 mil. Chief ports: Boston, Fall River, New Bedford, Salem, Gloucester, Plymouth. Principal internat. airport at: Boston. Value of construction (1997): $10.3 bil. Gross state product (1999): $262.6 bil. Employment distrib. (May 2001): 36.9% services; 22.4% trade; 12.7% govt.; 12.7% mfg. Per cap. pers. income (2000): $37,992. Sales tax (2001): 5%. Unemployment (2000): 2.6%. Tourism expends. (1997): $10.8 bil. Lottery (2000): total sales: $3.7 bil; net income: $853.2 mil.

Finance. FDIC-insured commercial banks (2000): 44. Deposits: $72.6 bil. FDIC-insured savings institutions (2000): 185. Assets: $62.3 bil.

Federal govt. Fed. civ. employees (Mar. 2000): 24,905. Avg. salary: $50,983. Notable fed. facilities: Thomas P. O'Neill Jr. Federal Bldg., J.W. McCormack Bldg., John Fitzgerald Kennedy Federal Bldg., Q.M. Laboratory, Natick.

Energy. Electricity production (2000, kWh, by source): Coal: 1.1 bil; Petroleum: 125 mil; Gas: 335 mil; Hydroelectric: 70 mil.

State data. Motto: Ense Petit Placidam Sub Libertate Quietem (By the sword we seek peace, but peace only under liberty). Flower: Mayflower. Bird: Chickadee. Tree: American elm. Song: All Hail to Massachusetts. Sixth of the original 13 states to ratify Constitution, Feb. 6, 1788. State Fair at Topsfield, early Oct.

History. Early inhabitants were the Algonquian, Nauset, Wampanoag, Massachuset, Pennacook, Nipmuc, and Pocumtuc peoples. Pilgrims settled in Plymouth, 1620, giving thanks for their survival with the first Thanksgiving Day, 1621. About 20,000 new settlers arrived, 1630-40. Native American relations with the colonists deteriorated leading to King Philip's War, 1675-76, which the colonists won, ending Native American resistance. Demonstrations against British restrictions set off the Boston Massacre, 1770, and the Boston Tea Party, 1773. The first bloodshed of American Revolution was at Lexington, 1775.

Tourist attractions. Provincetown artists' colony; Cape Cod; Plymouth Rock, Plymouth Plantation, Mayflower II, all Plymouth; Freedom Trail, Museum of Fine Arts, Children's Museum, Museum of Science, New England Aquarium, JFK Library, Boston Ballet, Boston Pops, Boston Symphony Orchestra, all Boston; Tanglewood, Jacob's Pillow Dance Festival, Hancock Shaker Village Berkshire Railway Museum, all in the Berkshires; Salem; Old Sturbridge Village; Deerfield Historic District; Walden Pond; Naismith Memorial Basketball Hall of Fame, Springfield.

Famous "Bay Staters." John Adams, John Quincy Adams, Samuel Adams, Louisa May Alcott, Horatio Alger, Susan B. Anthony, Crispus Attucks, Clara Barton, Alexander Graham Bell, Stephen Breyer, George Bush, John Cheever, E. E. Cummings, Emily Dickinson, Charles Eliot, Ralph Waldo Emerson, William Lloyd Garrison, Edward Everett Hale, John Hancock, Nathaniel Hawthorne, Oliver Wendell Holmes, Winslow Homer, Elias Howe, John F. Kennedy, Jack Lemmon, James Russell Lowell, Cotton Mather, Samuel F. B. Morse, Edgar Allan Poe, Paul Revere, Dr. Seuss (Theodore Seuss Geisel), Henry David Thoreau, Barbara Walters, James McNeil Whistler, John Greenleaf Whittier.

Tourist information. Massachusetts Office of Travel & Tourism, 100 Cambridge St., 13th Floor, Boston, MA 02202.

Toll-free travel information. 1-800-227-MASS.

Website. http://www.state.ma.us

Tourism website. http://www.massvacation.com

MAY 04 Year 2002

JJC/jjc 1

EXHIBIT NINETY-THREE (93) OF ONE HUNDRED FIFTHTEEN (115) EXHIBITS

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7001 1940 0001 5087 5965

OFFICIAL USE

TAUNTON, MA 02780

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Street, Apt. No.; or PO Box No. TRIAL COURT 9 COURT ST

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PS Form 3800, January 2001 See Reverse for Instructions

U.S. Postal Service
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7001 1940 0007 5378 4695

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PS Form 3800, January 2001 See Reverse for Instructions

BY MR JOHN J CRAPO.
PRO SE
JJC/JJC MAY 04 2002

EXHIBIT NINETY-FOUR ~~(104)~~ (94) OF ONE HUNDRED FIFTHTEEN (115) BY Mr John J. CRAPO. ✓

STANDARD &POOR'S
STOCK REPORTS

Staples, Inc.

Nasdaq Symbol **SPLS**
In S&P 500

27-OCT-01 **Industry:** Retail (Specialty)

Summary: This leading operator of office products superstores operates more than 1,300 units in the U.S. and internationally.

S&P Opinion: Hold (★★★) | Recent Price • 15.56 | 52 Wk Range • 18.06-10.56 | Yield • Nil | 12-Mo. P/E • NM

Quantitative Evaluations
Outlook (1 Lowest—5 Highest)
• 4+
Fair Value
• 17.30
Risk
• Average
Earn./Div. Rank
• B+

Technical Eval.
• Bullish since 10/01
Rel. Strength Rank (1 Lowest—99 Highest)
• 81
Insider Activity
• Unfavorable



Earnings vs. Previous Year
▲=Up ▼=Down ▶=No Change
10 Week Mov. Avg.
30 Week Mov. Avg.
Relative Strength
3-for-2
30
20
15
10
VOL. MIL.
45
30
15
0
M J J A S O N D J F M A M J J A S O N D J F M A M J J A S O N D J F M A M J J A S O N D
1998
1999
2000
2001

OPTIONS: ASE, CBOE, P, Ph

Overview - 30-AUG-01

We expect total revenues to rise about 6% to 8% in the second half of FY 02 (Jan.), reflecting the addition of new stores in North America, the U.K. and Germany, and comparable-store sales growth of about 2.0%. The company recently reduced the number of stores it expects to open in the U.S. by 10, to 100. A new format is being rolled out, and extensive new merchandising efforts are being put in place to reenergize the business. Profitability should improve, reflecting the leveraging of store payroll and fixed store operating expenses over a larger sales base, improved product acquisition costs, and smaller increases in pre-opening expenses. In the FY 02 second quarter, Staples.com achieved profitability for the first time, as revenues soared 144%, year to year. We project FY 02 EPS of $0.69, up from FY 01's $0.58 (excluding charges).

Valuation - 30-AUG-01

We continue to recommend that investors hold SPLS shares. The stock has risen over 20% since December 2000, reflecting a more optimistic outlook for SPLS, as other office products retailers close stores. However, during the first half of FY 02, the difficult consumer spending environment hurt sales to the company's core small business customer. Same-store sales were slightly lower, and EPS declined 10%, year to year. We believe the challenging environment is likely to continue for the remainder of FY 02. For the longer term, fundamentals remain solid for the company, as prospects are enhanced by strong growth seen for the small business and home office markets, and by an easing of the competitive landscape as OfficeMax and Office Depot close underperforming stores. We believe EPS can grow 20% annually for the next several years. A $700 million stock buyback program should lend further support to the share price.

Key Stock Statistics

S&P EPS Est. 2002	0.63	Tang. Bk. Value/Share	3.29
P/E on S&P Est. 2002	24.7	Beta	1.00
S&P EPS Est. 2003	0.74	Shareholders	6,315
Dividend Rate/Share	Nil	Market cap. (B)	$ 7.[illegible]
Shs. outstg. (M)	480.9	Inst. holdings	76%
Avg. daily vol. (M)	3.419		

Value of $10,000 invested 5 years ago: $ 16,504

Fiscal Year Ending Jan. 31

	2002	2001	2000	1999	1998	1997
Revenues (Million $)						
1Q	2,667	2,556	2,072	1,517	1,155	918
2Q	2,314	2,201	1,840	1,476	1,062	[illegible]
3Q	—	2,802	2,394	1,900	1,414	1,07[illegible]
4Q	—	3,115	2,588	2,077	1,550	1,1[illegible]
Yr.	—	10,674	8,842	7,123	5,181	3,9[illegible]
Earnings Per Share ($)						
1Q	0.09	0.10	0.11	0.08	0.02	[illegible]
2Q	0.09	0.10	0.11	0.02	0.04	[illegible]
3Q	E0.20	0.19	0.20	0.15	0.11	[illegible]
4Q	E0.25	-0.23	0.26	0.15	0.16	[illegible]
Yr.	E0.63	0.15	0.67	0.41	0.34	[illegible]

Next earnings report expected: mid November

Dividend Data

No cash dividends have been paid.

Business Summary - 30-AUG-01

Staples is a leading office supplies distributor. As of February 3, 2001, it operated 1,307 high-volume office superstores, mostly in North America (1,148 stores), but also in the U.K. (71), Germany (54), the Netherlands (26) and Portugal (8). The company also has catalog, e-commerce, and contract stationer operations. In FY 01 (Jan.), total sales by each major product line were as follows: office supplies and services, 39.6%; business machines and telecommunications services, 28.7%; computers and related products, 23.9%; and office furniture, 7.8%. The company targets four main end-user markets for its business: consumers and home offices; small businesses and organizations with up to 100 workers; medium-sized businesses and organizations with between 101 and 499 workers; and large businesses with 500 or more office workers.

Stores operate under the names Staples--The Office Superstore and Staples Express. The prototype superstore has approximately 24,000 sq. ft. of sales area, carries more than 8,000 stock items, and is generally located in a suburban area. Express stores are 6,000 sq. ft. to 10,000 sq. ft., stock about 6,000 items, and are located in downtown business areas. Items are priced at discounts ranging from 30% to 70% below manufacturer suggested list prices.

SPLS delivery operations are comprised of the catalog business -- Staples Direct and Quill Corporation; the contract stationers' businesses -- Staples National Advantage and Staples Business Advantage; and the Internet e-commerce business -- Staples.com. Quill, acquired in May 1998, is a direct mail catalog business serving more than 750,000 medium-sized businesses in the U.S.

Staples National Advantage and Staples Business Advantage contract stationer operations focus on serving medium- to large-size businesses that seek more services than are provided by the traditional retail and mail order businesses. These range from custom pricing, payment terms, usage reporting, and stocking proprietary items.

During 2000, SPLS issued a tracking stock in Staples.com, which posted a loss of $0.84 a share for FY 01. In March 2001, the company announced that, subject to shareholder approval, it would recombine the two classes of stock into a single series representing all of SPLS's businesses.

During FY 02, the company planned to open approximately 140 stores in North America and 20 stores in Europe, primarily in existing markets. SPLS has been focusing on a number of strategic priorities to improve profitability, including expanding product selection, improving customer service and improving in-stock positions in Europe.

Per Share Data ($) (Year Ended Jan. 31)	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992
Tangible Bk. Val.	3.29	2.98	3.27	2.19	1.86	1.49	0.86	0.93	0.81	0.55
Cash Flow	0.63	1.01	1.03	0.52	0.43	0.32	0.22	0.17	0.13	0.09
Earnings	0.15	0.67	0.41	0.34	0.28	0.20	0.13	0.09	0.07	0.04
Dividends	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Payout Ratio	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Cal. Yrs.	2000	1999	1998	1997	1996	1995	1994	1993	1992	1991
Prices - High	28.75	35.83	30.79	13.38	10.05	8.62	4.88	3.68	3.62	2.69
- Low	10.25	16.43	10.58	7.61	5.59	4.24	2.89	2.04	2.19	0.83
P/E Ratio - High	NM	54	75	39	35	41	39	39	55	64
- Low	NM	25	26	22	20	20	23	22	33	20
Income Statement Analysis (Million $)										
Revs.	10,674	8,937	7,123	5,181	3,968	3,068	2,000	1,122	883	547
Oper. Inc.	719	708	514	355	260	191	110	67.7	48.8	27.5
Depr.	231	174	99	83.4	56.0	43.6	28.7	19.9	15.5	9.1
Int. Exp.	45.2	17.1	17.4	23.1	20.1	19.9	8.4	7.1	5.1	6.3
Pretax Inc.	244	516	306	213	173	120	63.9	40.4	27.7	12.9
Eff. Tax Rate	76%	39%	40%	38%	39%	39%	38%	37%	42%	39%
Net Inc.	59.7	315	185	131	106	73.7	39.9	25.4	16.1	7.9
Balance Sheet & Other Fin. Data (Million $)										
Cash	264	110	358	355	106	111	71.0	112	111	52.4
Curr. Assets	2,356	2,192	2,064	1,666	1,151	926	640	374	346	177
Total Assets	3,989	3,814	3,179	2,455	1,788	1,403	1,008	581	494	286
Curr. Liab.	1,711	1,455	1,265	941	603	422	350	159	116	54.4
LT Debt	441	501	205	509	391	344	249	122	120	80.9
Common Eqty.	1,764	1,829	1,657	967	762	611	385	282	247	145
Total Cap.	2,205	2,330	1,862	1,476	1,153	955	634	405	367	226
Cap. Exp.	450	355	322	183	200	116	64.7	52.1	27.5	29.5
Cash Flow	291	489	285	214	162	117	68.6	45.2	31.6	17.0
Curr. Ratio	1.4	1.5	1.6	1.8	1.9	2.2	1.8	2.4	3.0	3.2
% LT Debt of Cap.	20.0	21.5	11.0	34.5	33.9	36.0	39.3	30.2	32.6	35.9
% Net Inc.of Revs.	0.6	3.5	2.6	2.5	2.7	2.4	2.0	2.3	1.8	1.5
% Ret. on Assets	1.5	9.0	6.6	6.2	6.7	6.1	4.7	4.7	3.7	3.0
% Ret. on Equity	3.3	18.1	14.1	15.1	15.5	14.8	11.1	9.5	7.4	6.9

Data as orig reptd.; bef. results of disc opers/spec. items. Per share data adj. for stk. divs. Bold denotes diluted EPS (FASB 128)-prior periods restated. E-Estimated. NA-Not Available. NM-Not Meaningful. NR-Not Ranked.

Office—500 Staples Drive, Framingham, MA 01702. Tel—(508) 253-5000. Website—http://www.staples.com Chrmn & CEO—T. G. Stemberg. Pres & COO—R. L. Sargent. EVP & CFO—J. J. Mahoney. VP & Investor Contact—B. M.Monahan. Dirs—B. L. Anderson, M. E. Burton, W. L. Helsey, G. J. Mitchell, J. L. Moody Jr., R. T. Moriarty, R. C. Nakasone, W. M. Romney, R. L. Sargent, T. G. Stemberg, M. Trust, P. F. Walsh, M. C. Whitman. Transfer Agent—First National Bank of Boston. Incorporated—in Delaware in 1985. Empl— 53,458. S&P Analyst: Maureen C. Carini

~~PROSE~~ PRO SE
JJC/jjc MAY 04 2002

EXHIBIT Ninety-FIVE (95) OF ONE HUNDRED FIFTHTEEN (115) EXHIBITS From John J. CRAPO, Pro Se JJC JJJC May 04 2002

- Supreme Court term: confirmed by the Senate Mar. 27, 1882, by a voice vote; served until July 7, 1893
- Died: July 7, 1893, Newport, R.I.

Samuel Blatchford entered Columbia College at the age of 13 and graduated four years later at the top of his class. He spent the next four years preparing to become a lawyer by studying with and working for his father's friend New York governor William H. Seward. Samuel Blatchford became a lawyer in 1842 and practiced law first with his father and then with Seward's law firm. Later he established his own law firm.

After serving 15 years as a federal judge in New York (1867–82), Blatchford was appointed to the Supreme Court by President Chester Alan Arthur. Justice Blatchford served on the Supreme Court for 11 years, performing ably but without distinction. During the Court's memorial service for him in 1893, Attorney General Richard Olney said, "If he [Blatchford] was not brilliant, he was safe."

BOLLING, RICHARD W.

- Born: May 17, 1916, New York, N.Y.
- Political party: Democrat
- Representative from Missouri: 1949–83
- Died: Apr. 21, 1991, Washington, D.C.

Arguing that foreign and domestic problems had mushroomed after World War II, Representative Richard Bolling called for institutional reform to make the House of Representatives function "effectively and responsibly." Bolling wanted greater party discipline, stronger leadership from the Speaker, reduced powers of seniority, and general reform of the committee structure. As Speaker Sam Rayburn's "lieutenant and leg man" on the Rules Committee, Bolling led the opposition to the conservative faction under chairman Howard Smith, which was blocking debate on civil rights and other liberal legislation. In 1961, Bolling helped Rayburn win expansion of the membership of the Rules Committee to break the conservatives' majority. Lat[illegible] when he became chairman of the Rul[illegible] Committee himself, Bolling helped ca[illegible] out many of the reforms he had propo[illegible]

SEE ALSO *Rayburn, Sam; Rules committ[illegible]; Rules of the House and Senate; Smith, How[illegible]ard W.*

SOURCES Richard Bolling, *House Out [illegible] Order* (New York: Dutton, 1965). Rich[illegible] Bolling, *Power in the House: A History [illegible] the Leadership of the House of Represen[illegible]tives* (New York: Capricorn Press, 1974).

BOLL WEEVILS

When Ronald Reagan won the Presiden[illegible] in 1980, he carried with him the first R[illegible]publican majority in the Senate in 26 yea[illegible]. Democrats retained their majority in th[illegible] House, but the margin between the part[illegible] was narrowed. The balance of power in th[illegible] House was held by a group of conservati[illegible] Democratic representatives from th[illegible] South and West. They organized them[illegible]selves as the Conservative Democratic Fo[illegible]rum but were more popularly known [illegible] the Boll Weevils, after the beetle that in[illegible]fests Southern cotton.

Led by Representative Phil Gram[illegible] (Democrat–Texas), the Boll Weevils vot[illegible] with Republicans to enact Reagan's eco[illegible]nomic program, which involved cuts [illegible] federal spending and a plan to stimula[illegible] the economy by cutting taxes. Democra[illegible] responded by removing Gramm from hi[illegible] seat on the Budget Committee. Gramm r[illegible]signed and won reelection as a Republica[illegible] and soon after was elected to the Senat[illegible]. Several other Boll Weevils also chang[illegible] their party affiliation, but with less ele[illegible]toral success.

BONUS MARCHERS

Twelve thousand American veterans o[illegible] World War I stood on the Capitol lawn o[illegible] June 17, 1932, while the Senate debated th[illegible] "Bonus Bill." Already passed by the Hous[illegible], the bill would have authorized immedia[illegible] payment of a bonus that the veterans we[illegible] [illegible] receive in 1945. The veterans de[illegible] their bonus right away, to help [illegible] and their families survive the eco[illegible] hardships of the Great Depression. [illegible] Marchers came from all over the [illegible], set up tents on vacant land [illegible] Washington, and then gathered at [illegible] Capitol to await the final vote. Some [illegible] feared mob violence, but when [illegible] Senate defeated the Bonus Bill, the [illegible] vowed to continue their fight, [illegible] America," and returned to their [illegible] Yet the Bonus March ended tragi[illegible] U.S. Army troops under the com[illegible] of General Douglas MacArthur [illegible] the marchers from the city and [illegible] their camps. There were 100 ca[illegible], and two children died in tear-gas [illegible]. Still, the Bonus Marchers had [illegible]strated the seriousness of their [illegible] and the need for federal action to [illegible] the depression.

[illegible] William Manchester, *The Glory [illegible] Dream: A Narrative History of [illegible], 1932–1972* (Boston: Little, [illegible], 1974).

[illegible]ORAH, WILLIAM E.

- [illegible]: June 29, 1865, Fairfield, Ill.
- [illegible] party: Republican
- [illegible] from Idaho: 1907–40
- [illegible]: Jan. 19, 1940, Washington, D.C.

[illegible] "Borah's got the floor!" sent news[illegible] reporters rushing to the press gal[illegible] and senators to their seats, to hear [illegible] speak. William E. Borah was an in[illegible]dent maverick whose position was [illegible] unpredictable but whose speeches [illegible] always well reasoned and magnifi[illegible] delivered. Thoughtful and deliber[illegible], he was never swayed by the prevailing [illegible] but sought to influence and [illegible] public opinion. Borah came to the [illegible] during the Progressive Era, and his [illegible] led to the direct election of senators, [illegible] tariffs, the graduated income tax, [illegible] progressive reforms.

[illegible] World War I, Borah's attention [illegible] foreign policy, and he spoke out strongly against the Treaty of Versailles, which ended the war. During the 1920s, as chairman of the Foreign Relations Committee, he promoted isolationist policies designed to keep the United States out of foreign wars. One observer found Borah "so thoroughly independent that there was hardly a person with whom he did not differ at one time or another." But even if they disagreed with him, liberals and conservatives alike found that Borah's independence helped give them sharper perspectives on the issues.

SEE ALSO *Treaty of Versailles*

SOURCES LeRoy Ashby, *The Spearless Leader, Senator Borah and the Progressive Movement in the 1920s* (Urbana: University of Illinois Press, 1972).

BRADLEY, JOSEPH P.

Associate Justice, 1870–92

- Born: Mar. 14, 1813, Berne, N.Y.
- Education: Rutgers University, B.A., 1836
- Previous government service: none
- Appointed by President Ulysses S. Grant Feb. 7, 1870; replaced James Wayne, who died in 1867 and whose seat was unoccupied by act of Congress until 1870
- Supreme Court term: confirmed by the Senate Mar. 21, 1870, by a 46–9 vote; served until Jan. 22, 1892
- Died: Jan. 22, 1892, Washington, D.C.

Joseph P. Bradley was a poor farm boy who became a very successful and wealthy man. He studied hard in school and attracted the attention of a local minister, who recommended him to Rutgers University. After graduating from Rutgers in 1836, Bradley studied law in the office of Arthur Gifford and became a lawyer in 1839. He worked hard and built a rewarding career as a lawyer.

In 1870, President Ulysses Grant appointed Joseph P. Bradley to the Supreme Court. During his 22 years of service on the Court, he was known for his careful

EXHIBIT Ninety-Six (96) OF ONE HUNDRED FIFTHTEEN (115) EXHIBITS BY John J. Crapo. Pro Se JJC///C ✓

• Died: Feb. 7, 1826, Frankfort, Ky.

Thomas Todd was a veteran of the American War of Independence. At the age of 16, he served in the Continental Army. Before the war was over, Todd went to college and prepared to become a lawyer. In 1783, Todd moved to the western frontier in Kentucky, where he practiced law and served as a clerk in the government.

During his nearly 19 years on the Supreme Court, Justice Todd wrote only 14 opinions. He mostly followed the leadership of Chief Justice John Marshall, even though he was appointed by President Thomas Jefferson, a political foe of Marshall.

TOMPKINS, DANIEL
Vice President

- Born: June 21, 1774, Fox Meadows, N.Y.
- Political party: Democratic-Republican
- Education: Columbia College, B.A., 1795
- Military service: New York State Militia, 1812–14
- Previous government service: New York State Constitutional Convention, 1801; New York State Assembly, 1803–4; U.S. House of Representatives, 1805; associate justice, New York Court of Appeals, 1805–7; governor of New York, 1807–17
- Vice President under James Monroe, 1817–25
- Died: June 11, 1825, Tompkinsville, N.Y.

Daniel Tompkins was considered for several appointments, including secretary of state, during James Madison's Presidency, but his career was confined to New York State until 1817. During the War of 1812, as governor of New York and commander in chief of the New York State militia and the Third Military District of the United States, Tompkins found it necessary to borrow money to supply his troops. He borrowed much of the money on his own credit. Creditors later seized his personal fortune to repay bills the military [illegible] curred on his signature. At the end of the war Tompkins applied to the T[illegible] repayment but his accounts [illegible] lenged, leaving him with severe [illegible] problems.

Tompkins was sponsored by [illegible] politicians as a potential President[illegible] didate in 1816, but he attracted [illegible] port among the Republicans in [illegible] (the congressional caucus) who [illegible] termine the party's choice. James [illegible] who won the Republican nomi[illegible] cepted Tompkins as his running [illegible]

While Vice President, Tompkins [illegible] to clear up his tangled financial [illegible] poor health and drinking heavily [illegible] most of his term in New York City [illegible] defeated for the New York gover[illegible] 1820 but ran for reelection with [illegible] and served a second term as Vice [illegible] dent. In 1824, near the end of his [illegible] term, Congress finally authori[illegible] Treasury to reimburse him for [illegible] expenses.

SEE ALSO *Monroe, James*

TORT

A tort is a civil wrong, other than [illegible] tract violation, done by one party [illegible] other party. By contrast, a [illegible] violation of a government's laws [illegible] the statutes that pertain to wr[illegible] society, which the government [illegible] ity to punish through its law [illegible] powers.

Torts involve violations of civil [illegible] criminal law. They usually are [illegible] sibility of state courts, but the [illegible] preme Court sometimes becomes [illegible] when the tort law of a state con[illegible] the Constitution or federal laws.

TRANSITION[illegible] PRESIDENTIAL

Many activities occur prior to [illegible] diately after a new President [illegible] [illegible]ed transitions occur at the end of a [illegible]ting President's term and last from [illegible]lection to shortly after the inaugura[illegible]. Unplanned transitions occur almost [illegible]ntaneously when a President dies or [illegible]n; they take several weeks to [illegible]plete.

[illegible]he planned transition involves brief[illegible]on the policies of the outgoing ad[illegible]istration (especially national security [illegible]s); preparation of the inaugural [illegible]s and the first message to Congress [illegible]ting legislation; preparation of re[illegible]s to the budget of the outgoing Pres[illegible]; recruitment of personnel to fill the [illegible] political appointments that consti[illegible] Presidential administration; and [illegible]s of each department and agency in [illegible] to exert maximum White House in[illegible]e on its operations.

[illegible] an unplanned transition the Vice [illegible]ent takes the Presidential oath of of[illegible]. He then speaks to the nation about [illegible]ents that led to his succession, usu[illegible] by addressing a joint session of [illegible]ress.

[illegible]nly recently have Presidents cooper[illegible] with their successors in planning [illegible]h transitions. In 1944 Franklin [illegible]velt began the custom of briefing [illegible]jor-party opponent on national se[illegible] matters, and in 1952 Truman did [illegible]me. Dwight Eisenhower established [illegible]stom of providing a personal brief[illegible] his successor (John F. Kennedy), [illegible] two men created the precedent [illegible]ignating aides to serve as liaisons [illegible]n the incoming and outgoing [illegible]istrations.

[illegible]going Presidents usually want their [illegible]ors to endorse their last projects. [illegible] Hoover, in the midst of the Great [illegible]sion, attempted to get President[illegible] Franklin Roosevelt to support his [illegible]ls for economic recovery. Incom[illegible]sidents generally do not give these [illegible]ments because they wish to pre[illegible] their freedom of action. Conse[illegible], there is often some friction [illegible] outgoing and incoming Presi[illegible] it is rare but not unknown for the outgoing President to skip the inauguration ceremonies entirely.

Until the 1960s the expenses involved in the transition were borne by the winning candidate and his party. In 1960 Kennedy and the Democratic National Committee spent $300,000. Congress later passed the Presidential Transition Act of 1963, which provided $900,000 for the "orderly transfer of a President and the inauguration of a new President." Funds were increased to keep up with inflation. The Presidential Transition Effectiveness Act of 1988 provided that in 1992 the newly elected President would receive $3.5 million and the departing President would receive $1.5 million. Under the new law, the President-elect's transition organization would be required to limit private contributions to no more than $5,000 from a single source and to report all such contributions. These limits and disclosure provisions were designed to prevent big-money contributors from buying influence and access in the new administration.

SEE ALSO *Succession to the Presidency*

SOURCES Carl M. Brauer, *Presidential Transitions: Eisenhower through Reagan* (New York: Oxford University Press, 1986). James P. Pfiffner, *The Strategic Presidency: Hitting the Ground Running* (Chicago: Dorsey, 1988). James P. Pfiffner and R. Gordon Hoxie, *The Presidency in Transition* (New York: Center for the Study of the Presidency, 1989).

"TREASON OF THE SENATE"

SEE *Scandals, congressional*

TREATY OF VERSAILLES

The Treaty of Versailles was the agreement negotiated by the victorious Allied nations with the defeated Central Powers to end World War I. Twice, in 1919 and 1920, the Senate rejected the treaty. These Senate votes were a major defeat for President

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Woodrow Wilson, who had gone to Paris to personally negotiate the treaty with the Allied leaders and the defeated Germany and Austria and who led the fight for its ratification.

The treaty was negotiated at a peace conference held between January and June 1919 at the Palace of Versailles outside of Paris, France. It was attended by 32 nations but dominated by Prime Minister David Lloyd George of Great Britain, Prime Minister Georges Clemenceau of France, Prime Minister Vittorio Orlando of Italy, and President Woodrow Wilson of the United States. Wilson shattered precedent by attending the conference in person rather than naming the secretary of state or a special envoy as chief of the delegation. He was the first U.S. President to go to Europe during his term. Wilson's delegation did not include any leaders of Congress. Instead, Wilson took hundreds of experts to advise him about the peoples and politics of Europe.

Wilson's Fourteen Points program renounced territorial gains for the United States and denounced secret understandings. He called for "open covenants openly arrived at." The other Allies, however, had already come to agreement about the spoils of war, especially German colonies in Africa and the division of the Ottoman Empire in the Middle East.

Signed by the defeated German government in June 1919, the Treaty of Versailles was a vindictive settlement. Germany was forced to accept sole responsibility for the war, pay $56 billion in reparations to the victors, and disarm. The French were allowed to occupy German territory for 15 years and to regain the province of Alsace-Lorraine, which Germany had conquered in 1871. Poland was given a corridor to the sea through the German province of Prussia, which cut Germany in two. Altogether, Germany was stripped of 10 percent of its people, one-eighth of its territory, and all its overseas possessions. From the Ottoman Empire the British received mandates, or territories, in Palestine, Trans-Jordan, and Iraq, and the French received [illegible] and Lebanon. Japan acquired Germany's [illegible] Pacific islands.

The only victory for Wilson during the negotiations was the inclusion of a League of Nations as part of the treaty. The [illegible] would be an assembly of all [illegible] nations, pledged to preserve the independence and territorial integrity of each member.

Wilson returned home in June [illegible] for U.S. participation in the League of Nations. Opposition came from [illegible] Americans and Italian Americans [illegible] from isolationists in the South and [illegible] Wilson had not consulted with the [illegible] during the negotiations and had [illegible] to win over the influential chairman of the Foreign Relations Committee, Republican Henry Cabot Lodge of Massachusetts. Lodge led the fight against the league. He disliked Wilson and believed the United States should retain complete freedom of action in international affairs. Although Lodge was no isolationist, he managed to unite the isolationist wing of his party, known as the Irreconcilables, with his followers around a series of "fourteen reservations" to the treaty (an echo of Wilson's Fourteen Points). One provided for U.S. withdrawal from the league by concurrent resolution of Congress, [illegible] not subject to Presidential veto. Another provided that the President could not direct troops in a league peacekeeping operation—an attack on the President's power as commander in chief. Still another would have prevented the President from making interim appointments to an international organization when the Senate was in recess.

The most important [illegible] amended the treaty by stating that the United States would retain complete freedom of action in foreign affairs and that only Congress had the right to commit U.S. forces to military action [illegible] league or the President.

To get the two-thirds vote needed for ratification, supporters of the [illegible] needed to forge an alliance with those favoring reservations. But Wilson refused to make any compromises. Instead, he took his case directly to the people, confident that public opinion would force the Senate to accept the treaty and the League of Nations. In September 1919 Wilson embarked on a nationwide speaking tour to rally support. His tour was exhausting and he collapsed on September 25 in Pueblo, Colorado. He returned to Washington and suffered a stroke on October 2.

On November 19 Democrats in the Senate voted down the treaty with the Lodge reservations; then Lodge's Republican coalition voted down Wilson's version of the treaty. Although more than two-thirds of the Senate favored some sort of league, they were caught between Wilson and Lodge, and no treaty could pass. For the first time, the Senate rejected a peace treaty negotiated by the President. The United States never became a member of the League of Nations. Instead, Congress passed a joint resolution in 1921 officially recognizing an end to hostilities with Germany and other Central Powers.

SEE ALSO *Advice and consent; Treaty powers; Wilson, Woodrow*

SOURCES Lloyd E. Ambrosius, *Woodrow Wilson and the American Diplomatic Tradition: The Treaty Fight in Perspective* (Cambridge: Cambridge University Press, 1987). Thomas A. Bailey, *Woodrow Wilson and the Great Betrayal* (Chicago: University of Chicago Press, 1963). Woodrow Wilson, *The Hope of the World* (New York: Harper, 1920).

TREATY POWERS

The Constitution provides that the President "shall have the Power, by and with the Advice and Consent of the Senate, to make Treaties, provided two-thirds of the Senators present concur." The framers expected the Senate to play a major role in the treaty-making process. In fact, most [illegible] at the Constitutional Convention gave the Senate the power to make treaties, and it was not until 10 days before the convention adjourned that the President was given the major role in negotiating treaties.

The Constitution's requirement of consent by the Senate reflected concerns that treaties reached by the national government might injure the interests of some of the states. In 1786 the Congress under the Articles of Confederation had approved the Jay-Gardoqui Treaty, which conceded American navigation rights on the Mississippi River to Spain. Westerners had seen this treaty as sacrificing their interests in favor of those of New England merchants.

Does the Senate's advice come only when the President submits a treaty draft to the Senate? Or can the Senate advise the President while he is negotiating the treaty? The language of the Constitution does not divide treaty making into separate stages for negotiation and Senate consent. Rather, the President "makes" the treaty with the advice and consent of the Senate, which seems to imply a role for the Senate in the negotiations.

George Washington set the early precedents. While negotiating an Indian treaty, he suggested that "the business may possibly be referred to their [the Senate's] deliberations in their legislative chamber." Washington met with the Senate on August 22, 1789, to obtain its advice. The senators decided they would not commit themselves to any treaty draft that Washington presented to them that day. Washington had to return two days later in order to obtain their consent, but the experience of consultation soured him. He never again consulted in advance with the Senate in person. When he negotiated the Jay Treaty with Great Britain, he consulted with Senate leaders in writing and submitted the full treaty to the Senate only after it was completed.

Since Washington's time, practices have varied. Until 1815 it was the custom for Presidents to send a special message to Congress before starting negotiations and again when treaty drafts had been con-

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cluded. Since then, some Presidents have consulted informally with congressional leaders before negotiations, as President Chester Arthur did in 1884 on a treaty with the independent islands of Hawaii. Many have given extensive briefings to senators while negotiations were in progress, as Secretary of State Dean Acheson did with key senators about the North Atlantic Treaty Organization treaty of 1949. One senator, Walter George, actually wrote part of the treaty for the administration.

The composition of the negotiating team may help the President secure Senate consent. President Harry Truman used a Republican, John Foster Dulles, as his chief negotiator for the treaty with Japan at the end of World War II to give it bipartisan support. For arms control negotiations some Presidents have given senators an informal "veto" over members of their negotiating teams or allowed senators to send staff members to negotiating sessions as observers. Since 1962 members of Congress have been advisers on trade agreement negotiations, and President Jimmy Carter named 26 senators as "official advisers" to his arms negotiating team at Geneva in 1977 and 1978.

Sometimes, Presidents have even put members of Congress in their negotiating delegations, as William McKinley did when he included three senators in his Treaty of Paris delegation in 1900.

President Woodrow Wilson did not favor this kind of collaboration: he argued that Presidents should negotiate treaties by themselves and then submit them to the Senate. When he negotiated the Treaty of Versailles in 1919, he did not include a single member of the Senate in his delegation, nor did he provide Congress with any information about negotiations. The Senate defeated the treaty. Jimmy Carter almost committed the same error, failing to include senators on his negotiating team or provide them with briefings when he negotiated the Panama Canal Treaty in 1977. To save the treaty in 1979, Carter agreed to amendments negotiated by several senators with the Panamanian government.

The two-thirds provision by which the Senate gives its formal consent has been interpreted since 1953 to mean two-thirds of a quorum (the minimum number of members necessary to transact business). The Senate may amend the treaty before giving its consent, in which case the new language must be accepted by the other nation. The Senate has also altered treaties by means of reservations, which indicate a substantial change in the interpretation of treaty provisions (the new document is sent to the other nation but does not require its consent) and understandings, which clarify relatively minor aspects of the treaty's implementation.

Sometimes the Senate has amended treaties so severely that it caused the other nation to reject the agreement. In [illegible] when the United States signed a treaty with Great Britain to suppress the international slave trade, pro-slavery senators so [illegible] amended the treaty that the British rejected the agreement. At other [illegible] nations have accepted Senate amendments as the price necessary for Senate approval. The Supreme Court upheld the [illegible] right to amend a treaty, in the [illegible] of *Haver* v. *Yaker*, when the Court [illegible] that "a treaty is something more [illegible] contract, for the Federal Constitution [illegible] clares it to be the law of the land. [illegible] before it becomes a law, the Senate [illegible] must agree to it. But the Senate [illegible] required to adopt or reject it as a [illegible] but may modify or amend it."

After the Senate consents to a [illegible] the President may ratify it by signing [illegible] the other nation that it is in effect. [illegible] may withhold ratification if he decides [illegible] to implement it. He may withhold [illegible] cation because circumstances [illegible] changed, because he objects to [illegible] ments, or because he foresees [illegible] with the other nation's adherence [illegible]

Between 1789 and 1989 the Senate [illegible] proved some 1,500 treaties, or [illegible] percent of the total it received. [illegible] only 20 treaties by formal vote, [illegible] a treaty to annex Texas in 1844 [illegible] son's Treaty of Versailles in 1919 [illegible]

[illegible] unratified treaties were either withdrawn by the President or never acted [illegible]n by the committees. Although most [illegible]ties since World War II have been [illegible]pted, the Senate has sometimes [illegible]ked or amended important Presidential initiatives. These include the heavily [illegible]nded Panama Canal Treaties of 1979 [illegible] the Strategic Arms Limitation Agreements with the Soviet Union that Jimmy [illegible]er withdrew from the Senate after the [illegible]et invasion of Afghanistan in 1979.

Proposals have been made to lower the [illegible]oval requirement to three-fifths or an [illegible]olute majority of senators present. An[illegible] idea is to prevent any amendments [illegible] reservations by senators. Such changes [illegible]ld require a constitutional amendment, and the Senate is unlikely to agree [illegible] limitations on its treaty powers.

Treaty obligations can be terminated in [illegible] variety of ways. Congress may pass a law [illegible]nsistent with the terms of the treaty, [illegible] the courts will enforce the law at the [illegible]ense of the treaty. Congress can pass a [illegible] resolution that directs the President [illegible] abrogate, or nullify, a treaty. Or the [illegible]dent can request a Senate resolution [illegible]nting to abrogation of a treaty. Finally, the President can abrogate a treaty [illegible]terally, without obtaining the consent [illegible] Congress or the Senate, as Jimmy Carter [illegible] in 1978 with the Mutual Defense [illegible] of 1954 with the Republic of China [illegible]an).

[illegible] ALSO *Advice and consent; Executive [illegible]ments*

[illegible]CES Louis Fisher, *Constitutional [illegible]icts between Congress and the Presi[illegible]* (Princeton, N.J.: Princeton University [illegible] 1985). Robert C. Byrd, "Treaties," in *[illegible] Senate, 1789–1989: Addresses on the [illegible]y of the United States Senate*, vol. 2 [illegible]ington, D.C.: Government Printing [illegible] 1991).

TRIAL BY JURY

[illegible] involves public examination of a le[illegible] in a court of law. A jury is a group of supposedly impartial citizens selected to determine the facts and sit in judgment of a defendant in a trial. The jury, at the end of the trial, reaches a verdict of guilty or innocent, which determines whether the defendant is freed or punished.

The right of an individual to a trial by jury is provided in three parts of the U.S. Constitution. Article 3, Section 2, says, "The Trial of all Crime, except in Cases of Impeachment, shall be by Jury." Amendment 6 says, "In all criminal prosecutions, the accused shall enjoy the right to a speedy and public trial." Amendment 7 says, "In Suits at common law, where the value in controversy shall exceed twenty dollars, the right to trial by jury shall be preserved."

The Supreme Court ruled in *Baldwin* v. *New York* (1970) that the right to a trial by jury is provided to any adult accused of a crime if the potential punishment is incarceration for more than six months. And, according to the 7th Amendment, a trial by jury is available to those involved in a common lawsuit (federal civil, or noncriminal, case) if the controversy involves more than $20.

In a trial by jury of a criminal case, the jury has the power to decide whether the accused person is guilty or innocent. The jury also may make decisions, within legally prescribed limits, about degrees of criminal behavior (for example, whether a person is guilty of murder or merely manslaughter) and the severity of punishment for a guilty person.

The traditional size of a jury, 12 people, is based on English legal traditions that were brought to America during the colonial era. However, some states have experimented with smaller juries, especially in trials of less serious crimes. The U.S. Supreme Court ruled in *Williams* v. *Florida* (1970) that a six-person jury is not necessarily a violation of the constitutional guarantee of due process of law. Further, Section 48 of the Federal Rules of Civil Procedure permits the parties in a dispute to agree to a jury of less than 12 members.

Another tradition has been the require-

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THE POSTWAR WORLD
Clement Attlee (1883–1967) was leader of the Labour Party, 1935–1955, and prime minister, 1945–1951. *UPI.*



Ernest Bevin (1884–1951) served as chairman of the general council of the TUC, minister of labor in World War II, and foreign minister in Attlee's Labour Government. *Radio Times Hulton Picture Library.*



Jaharwalal Nehru and Mohandas Gandhi on the eve of Indian independence in 1946. *UPI.*

rearmament expenditures prompted by the Korean War. Faced with a serious rift within his party which made it difficult to control Parliament with so slim a majority, Attlee decided in September 1951 to call for a new general election.

The campaign rehashed the issues of the year before. The government saw the choice as one between "Forward with Labour" rather than "Backward with the Tories." Churchill, accused by Labour's left wing of being a warmonger, was still seeking redress for the defeat of 1945 and spoke more moderately and more effectively than he had in 1945 or 1950. The Conservatives, he indicated, would accept the social services and almost all nationalization proposals already enacted except steel. The true choice, Churchill contended, was that Conservatives offered a ladder (on which everyone could rise), while Labour offered merely a queue (in which everyone took his turn). The results of the election were again very close: Conservatives, 321, Labour, 295, Liberals, 6. Labour still had a slim popular-vote plurality, and only one voter in eighty had switched from Labour to the Conservatives since the previous general election; but this was sufficient to make Winston Churchill prime minister again at the age of seventy-six.

The Labour government had accomplished much in six years: it had

entire Western Front by attacking what seemed to be the weakest link among the Central Powers—Turkey. For decades the preservation of the Ottoman Empire had been a major object of British foreign policy. By the turn of the twentieth century, this aim no longer loomed so large, and the Anglo-Russian Entente of 1907 necessarily made the defense of the Dardanelles against Russia a less pressing concern. This same entente had convinced the dominant forces in the Turkish government by 1914 that their salvation now lay with Germany. The Allied naval and land attack upon the Dardanelles thus had the paradoxical purpose of opening that waterway to Russia. The Russians were eager for closer military cooperation and easier communications with the Western powers and strongly favored the plan. Its chief defender in London was Winston Churchill, the First Lord of the Admiralty, who had become aware sooner than most of his colleagues of the stalemate that lay ahead in France.

The operation was badly mismanaged. The British and French fleets, seeking to force their way through the Straits, withdrew because of losses at the very point that the Turkish defenders were ready to give in. The Allies then decided to stage a land invasion instead; but by the time British, Australian, and New Zealand troops landed in April 1915, the Gallipoli peninsula had been well fortified and the Allied forces found it impossible to storm the almost impregnable hilltop positions overlooking their small beachhead. Heavy fighting in Poland prevented the Russian armies from lending support; and after clinging to their beachhead for several months, the Allies were forced, in December 1915, to evacuate Gallipoli. Fifty-five thousand men were lost in a campaign which from the start had been strongly opposed by the French government and by the more conservative military leaders in Britain. Winston Churchill became the scapegoat for the debacle and lost his position as First Lord of the Admiralty.

The Home Front (1914–1915)

Within Britain itself, once war had begun, all the animosities that had troubled the immediate prewar domestic scene were subordinated to what Winston Churchill was to call "a higher principle of hatred." Trade unions called off pending strikes. Political parties agreed upon an electoral truce. John Redmond, the Irish Nationalist leader, and Sir Edward Carson, the Ulster leader who had dallied with rebellion in the interest of preserving the Anglo-Irish union, both turned their energies to recruiting army volunteers. Suffragette leaders newly released from jail devoted themselves to winding bandages, organizing war relief, and asking young men why they were not at the front. All over the country recruiting posters depicting the stern and imposing features of Lord Kitchener, Minister for War, bore the same message: "Your Country Needs You." "Oh, we don't want to lose you but we think you ought to go," went the words of one music-hall ballad. For the time being, Britain insisted upon preserving its volunteer-army


NORTH SEA
English Channel
Le Havre
Ostend
Dunkirk
Calais
The Hague
London
THE WESTERN FRONT 1914-1918
Stabilized front 1914-1917
German advance Mar.-July 1918
Deepest German penetration Sept. 1914
Armistice line Nov. 1918
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don might still have claimed in 1914 the technical right to involve all the dominions in war, but it could hardly not have compelled their military aid. Yet tiny New Zealand sent 112,000 troops to fight overseas, almost as large a percentage of its total population as was recruited for the armed forces in the British Isles themselves; and even larger contingents (representing a somewhat smaller percentage of the total population) were sent by Australia, Canada, and South Africa. Almost the entire professional Indian army (80,000 Europeans and 230,000 Indians) was immediately sent to Europe or the Middle East, and over a million Indians fought overseas before the war was over. The motives ranged from traditional loyalty by emigrant sons and outrage at German militarism to a desire (in India at least) to be rewarded with a greater degree of self-government.

War weariness at times sapped the spirit of imperial unity overseas just as it encouraged political discord at home. Some South African Boers wished to take advantage of the conflict to regain their republican status; but



THE BIG FOUR AT PARIS, 1919
British Prime Minister David Lloyd George is seen here with Italian Prime Minister Orlando, French Premier Georges Clemençeau, and U.S. President Woodrow Wilson. *U.S. National Archives.*

other Boer leaders, like Botha and Smuts, working in cooperation with South Africans of English origin, kept South Africa in the war. New Zealand and Canada adopted military conscription, in emulation of the mother country, though in the latter country the issue opened the latent Anglo-French rivalry. French Canadians took comfort in the fact that the British Empire and France were, for once, allies, but they still opposed conscription if only because the French Third Republic was anti-clerical rather than loyally Catholic. Australia, whose labor party was much influenced by emigrant Irishmen, narrowly voted down conscription in two national referendums. In all other ways Australia cooperated loyally with the imperial war effort, and all the dominions as well as India found cause to take pride in the military exploits of their fighting men.

In India, the war impelled the British government to spell out its future intentions. Edwin Montagu, Secretary of State for India, did so in 1917 when he called for "the increasing association of Indians in every branch of the administration, and the gradual development of self-governing institutions, with a view to the progressive realization of responsible government in India as an integral part of the British Empire." The same spirit characterized the Montagu-Chelmsford Report of 1918, which in turn led to the Government of India Act of 1919. "Transferred" powers were henceforth to be exercised by ministries responsible to the elected provincial legislatures, and only "reserved" powers remained directly in the hand of British officials. Nationalist leaders were disappointed by the limited nature of the reforms and launched a civil-disobedience campaign against new antisedition acts that accompanied them. In Amritsar, General Reginald Dyer ordered his native troops to fire upon an unauthorized assembly. The resulting "Amritsar Massacre" killed 379 people and wounded 1,200 others. Some Englishmen applauded the action as having averted a second Indian mutiny, but Asquith termed it "one of the worst outrages in the whole of our history." Dyer was ultimately dismissed from the service, and members of the Indian National Congress found new fuel to enflame the sometimes fitful nationalistic zeal of their countrymen.

For a time in 1917 and 1918 an Imperial War Conference of Dominion Prime Ministers and representatives from India convened regularly in London. They generally met with Lloyd George's five-man war cabinet as an enlarged Imperial War Cabinet. Such wartime planning promised to revive Joseph Chamberlain's hope of a federal supergovernment for the British Empire, but the entry of the United States into the war and increasing interest in the prospective League of Nations tended to sidetrack such speculation.

The dominions and India demanded, and eventually received, the right to separate membership at the Paris Peace Conference; and Canada, Australia, New Zealand, South Africa, and India were granted separate representation in the League of Nations. Many Americans saw this decision as an example of British duplicity in that it increased British representation;

the first time a general staff was set up along Prussian lines and a Military Intelligence Branch was associated with it. An expeditionary force of six infantry divisions (with associated artillery and cavalry contingents capable of rapid mobilization) was set up, and the older militia was replaced by a fourteen-division Territorial Army to take over home defense in wartime. Officer's Training Corps programs were established in most "public schools," designed to produce tens of thousands of commissioned officers for modern war. In 1911 the Royal Flying Corps was founded to assist the army in reconnaissance work, and that same year a little-noted measure, the Official Secrets Act, reversed traditional judicial procedures by making it necessary for anyone accused of attempting to transmit secret military information to a foreign state to prove his innocence. Mass conscription had not been adopted, but Britain was adapting its military forces with reasonable efficiency for the possible demands of twentieth-century warfare.

Every so often an international crisis would upstage domestic concerns in the newspaper headlines. The Bosnian crisis of 1908 was one example; on that occasion Austria weakened Russian prestige in the Balkans by proclaiming the full annexation of Bosnia-Herzegovina, the Turkish territory it had been "occupying" since 1878. Another crisis captured the headlines in 1911 when the German gunboat the *Panther*, appeared off the coast of Morocco at Agadir in the effort to reassert and dramatize German influence in North Africa. Lloyd George gave public expression to the concern of his countrymen: "Britain should at all hazards maintain her place and prestige among the Great Powers, and if a situation were to be forced upon us in which peace could only be preserved by sacrifice of the great and beneficent position that Britain had won by centuries of heroism and achievement—then I say emphatically that peace at such a price would be a humiliation intolerable for a great country like ours to endure." These ringing phrases sounded more like Palmerston at his most bellicose than like a former "pro-Boer" Liberal who belonged to the pacifist wing of his party. But times had changed and so had Lloyd George. Each international crisis seemed to elicit greater tension and excitement.

Sometimes World War I is seen as the inevitable result of two increasingly rigid alliance systems meeting in inevitable head-on collision. Yet neither the Triple Alliance nor the Triple Entente was ever as rigid or stable as it seemed at the height of a temporary and often deliberately manufactured crisis. No state could ever be totally assured of the support of its supposed allies. No nation ever wished to break all ties with states in the other camp. Nor, in one very real sense, could they; for the monarchs of pre-1914 were almost all related. There was good reason to call Queen Victoria the "Grandmother of Europe." (See Appendix, p. 396.)

Emperor William II of Germany, who in his earlier days had written dutiful "Dear Grandmama" letters to Victoria, continued during the early years of the twentieth century to write similarly personal letters to his cousin, Nicholas II of Russia. He would write in English, addressing the

tsar as "Dearest Nicky" and signing the letters "Your affectionate friend Willy." Envy of his Uncle Edward VII, who regarded William as the *enfant terrible* of Europe, did not prevent him from wearing his scarlet British field marshal's uniform and proudly taking his place of honor in the imposing monarchical funeral cortege that followed his uncle's coffin through the streets of London in May 1910. Torn like so many of his countrymen between feelings of envy and admiration for Britain, William for once was satisfied that his assigned role at the funeral befitted his station, and he wrote to Berlin from Windsor Castle: "I am proud to call this place my home and to be a member of this royal family."

Stronger even than links of monarchy were ties of trade and finance. International commerce was increasing everywhere; and although German competition caused grave alarm for some English businessmen, it never caused as much general concern as German naval competition. When in the summer of 1914 Britain agreed not to hamper the building of a projected Berlin-to-Bagdad railway, it acknowledged the fact that Germany had peacefully supplanted Britain as the most influential foreign economic influence in Turkey. Furthermore Britain was Germany's best customer, while Russia was Germany's single most important supplier of food and raw materials. During the years 1912–1914, as Germany apparently came to accept the impossibility of surpassing British naval power, Anglo-German diplomatic relations improved. Both countries cooperated in limiting the scope of the Balkan Wars of 1912–1913, and by June 1914 one leading German diplomat spoke of the "pleasant cordiality of Anglo-German relations." World War I was far less the inevitable outcome of economic rivalries or of inflexible alliances than the result of mediocre statesmanship and the subordination of true national interest to ephemeral notions of national prestige.

The Lights Go Out

The assassination of the Austrian crown prince in Sarajevo on June 28, 1914, alerted the chancellories of Europe to the probability of another international crisis; but the absence of an immediate diplomatic reaction by Austria gave the political atmosphere a deceptive calm. Two weeks after the assassination, Lloyd George could assure an audience that the international sky had never looked bluer. Behind the scenes, however, the Austrians were planning to make use of the assassination to crush their pesky southern neighbor, Serbia, once and for all; the assassin had been a young Bosnian who hoped to make Austrian-controlled Bosnia part of a greater Serbia. Having obtained the promise of full support from their German ally, the Austrians on July 23 issued a forty-eight-hour ultimatum to Serbia demanding the suppression in Serbia of all anti-Austrian publications, the punishment of all teachers who spoke out against Habsburg domination, and the acceptance of Austrian officials to enforce Serbia compliance to these

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Dominion of Canada in 1867, looked forward to creating under British auspices a similar union of South Africa, made up of the two English coastal colonies (Cape Colony and Natal) and the two inland republics (Transvaal and the Orange Free State) inhabited by Boers, the descendants of the original Dutch settlers of South Africa. It was Lord Carnarvon's hope that a greater degree of British control would ease the perpetually strained relations between the Boers and the neighboring Zulus. The Boers, although they had agreed in theory to outlaw slavery, continued to practice it, and they both feared and hated the Zulus. It was the Zulu threat that caused the Boers to acquiesce for the moment in the British annexation of the Transvaal in 1877. An ultimatum to the Zulus, sent by the British high commissioner in South Africa in defiance of instructions from London, committed British troops to a full-fledged Zulu war. The war proved the mettle of the 40,000 skilled spearthrowers who constituted the Zulu army. It also led to the massacre of the inhabitants of a British fort and a prolonged military campaign. By the summer of 1879, the Zulu army had been destroyed, but the war had proved costly both in men and in money and was extremely unpopular in England.

Equally disagreeable things were happening to the English in India. The British viceroy had long been fearful of the Russian advance into central Asia, which seemed to pose an eventual threat to India. In the 1870s, the focus of this threat was Afghanistan, whose amir preferred a policy of neutrality in lieu of becoming the satellite of either Russia or Britain. In order to forestall the Russians, however, the British insisted on the amir's acceptance of a British military mission. When he refused, the British army invaded the country and dictated a treaty ceding military control over the Afghan passes to Britain and accepting British control over Afghan foreign policy. Just as the British were celebrating their military success, a group of Afghan army mutineers massacred the new British minister in Kabul and his entire entourage. The war then began all over again, and the British press began to question the price of imperial glory.

Britain's international discomforts gave Gladstone the opportunity for a political return. He was far too emotionally involved not to speak out against Disraeli and his policies and far too energetic to stay in political retirement. As a young man he had thought nothing of walking thirty miles a day. Even at the age of seventy, which he attained in 1879, his favorite exercises were still walking and felling trees upon his estate at Hawarden near Liverpool. When Gladstone was invited to be the Liberal candidate for the Scottish county of Midlothian, he was provided with a welcome opportunity to attack six years of "Beaconsfieldism." The "Midlothian campaign" of the autumn of 1879 and the winter of 1880, a long series of formal public addresses punctuated by a score of brief "whistle-stop" speeches, marked the final conversion of the Tory of the 1830s into the popular democrat of the 1880s, the GOM (Grand Old Man) of the late Victorian scene.

Gladstone lacked the tact to get along with the queen or even with

his colleagues as easily as Disraeli did. He could, however, impress his colleagues with his intellect, his energy, and his impassioned parliamentary orations, and unlike his Tory rival, he could electrify a crowd. Canning had for a time been a popular hero, and so had Palmerston; but never in the nineteenth century did an English statesman manage to embody the aspirations and gain the respect and admiration of millions of his countrymen as did Gladstone at the time of the Midlothian campaign.

His opponents, who regarded the proper site for a public speech to be the floor of the House of Commons and not an open-air arena, ridiculed him as a demagogue. Gladstone's public appeals were indeed unorthodox, but he never condescended to his audience, and he appealed not to the self-interest of the masses but to their self-respect. Both privately and publicly, he looked upon "the people" as a high tribunal to whom he was presenting a legal case. The voters were to him a great jury of intelligent men who were concerned with political issues and who looked upon the casting of a vote, as Gladstone himself did, as a profound moral act.

In the speeches that comprised the Midlothian campaign, Gladstone stressed many subjects, but time and again he harked back to his main theme: in foreign relations, it was not desirable for Britain to act unilaterally or to attempt to dominate others. Rather Britain should support international public law and thereby neutralize the selfish aims of immoral powers. The small nations of Europe would then look to Britain as a guide to orderly and constitutional freedom. Britain should support their aspirations, as it had in Belgium and Italy, and not treat them as pawns, as Disraeli had done in the Balkans. Disraeli saw his prime duty as that of advancing British interests and upholding British honor by whatever means were available. For Gladstone, words such as *interest* and *honor* were meaningless if they were not reconcilable with underlying moral principles, with the cause of humanity, justice, civilization, and religion.

Gladstone's eloquent indictment of Disraeli, combined with Chamberlain's organizing talents on the constituency level and the agricultural and industrial depression of the later 1870s, resulted in a Liberal landslide in the general election of 1880. In the new House of Commons, 347 Liberals overshadowed 240 Conservatives and 65 Irish Home Rulers. Disraeli retired from the prime ministership; a year later, having completed his last novel—*Endymion*, the story of a young man who grows up to be prime minister of England—he was dead.

At the time of the Liberal triumph, the leadership of the party was still formally in the hands of the marquess of Hartington, and Victoria would have much preferred him to Gladstone. "I never could take Mr. Gladstone . . . as my minister again," she had written in 1879, "for I never COULD have the slightest particle of confidence in Mr. Gladstone after his violent, mischievous, and dangerous conduct for the last three years." But as Hartington soon made plain to her, she had no choice. It was clearly Gladstone who embodied the Liberal party and Gladstone who had won the election.

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not yet seem securely established. Spain was racked by civil war and played no role in European affairs commensurate with its population. The central and eastern part of Europe was, however, dominated by three great autocratic monarchies, the new German Empire (with Bismarck as chancellor), the Austro-Hungarian Empire, and the Russian Empire. These powers were joined in a Three Emperors' League which harked back to the post-Vienna Holy Alliance. A major theme underlying Disraeli's foreign policy was his attempt to disrupt the league.

Of the three great monarchies, it was Russia that once again seemed most antagonistic to British interests. When Disraeli came to power in 1874, Anglo-Russian relations, cemented as they were by a marriage between Victoria's second son and Tsar Alexander's only daughter, were friendly; but the perennial "Eastern Question" was soon to bring the two countries once again close to war. The gradual, if sporadic, process of Turkish decline as a Balkan and Near Eastern power was still going on, and although Disraeli's absorption with Near Eastern affairs is sometimes attributed to his "oriental" background, less mystical explanations fit the facts more easily. The "nonoriental" Palmerston had, after all, been equally involved with Near Eastern affairs in the 1840s, and the equally "nonoriental" Aberdeen had found his government implicated in the Crimean War in 1854.

It was a revolt in 1876 in Bosnia, one of Turkey's Slavic provinces, which touched off a series of wars and internal upheavals within the Turkish Empire that almost immediately involved the Great Powers. For a time, Disraeli's government, though fearful of the consequences of the disintegration of the Ottoman Empire, had no fixed policy. The prime minister's gratuitous dismissal as "coffee house babble" of the reports—afterwards confirmed—of the systematic murder of 12,000 Bulgarian men, women, and children by Turkish troops brought Gladstone back into politics. The former prime minister had resigned the Liberal leadership in 1875; and partly because his rival no longer occupied his traditional seat in the front benches in the House of Commons, Disraeli had thought it safe in 1876 to move to the House of Lords as earl of Beaconsfield. The "Bulgarian atrocities" and Disraeli's apparently cynical reaction were too much for a man who viewed foreign affairs as well as economic ones from a moral position; and Gladstone eloquently challenged the proposition that Britain's chief interest lay in the territorial preservation of an immoral and non-Christian Turkey rather than in the succor of fellow Christians oppressed by the sultan.

Public sympathy veered toward Turkey in 1877, however, when a Turkish rejection of a Russian-sponsored protocol asking Turkey to institute internal reforms and grant a greater degree of autonomy to its subject nationalities in the Balkans led to a Russian declaration of war. All the traditional fears of Russian aggression were revived as the tsar's troops advanced toward Constantinople. Victoria wanted immediate war against Russia and asked that the government "be bold" and "rally round the Sovereign and country." In the music halls, they were singing:

We don't want to fight
But, by Jingo, if we do
We've got the men
We've got the arms
We've got the money too!

Disraeli was clearly sympathetic, but his cabinet was divided, and when he at last authorized the British fleet to enter the Dardanelles, it was Abdul Hamid, the new Ottoman sultan, who urged the British to go slowly. The arrival of a British squadron, he warned, might bring on the very event Disraeli most wished to prevent, the Russian seizure of Constantinople.

For in the meantime Turkey had sued for peace. In the Treaty of San Stefano, Russia and Turkey agreed that Russia should obtain Bessarabia, that the autonomous states of Serbia, Romania, and Montenegro should be completely independent of Turkey, and that a large new Bulgaria should be created under Russian protection. Both Britain and Austria were outraged. They had been ignored as Russia extended its influence deep into the Balkans, and the international tradition that major territorial boundary changes should involve all the great powers of Europe had been flagrantly breached. The result was the Congress of Berlin, the most significant diplomatic gathering since Vienna in 1815. For the first time a British prime minister attended an international diplomatic conference in person—as did his new foreign secretary, the marquess of Salisbury (1830–1903)—for the first time in over two centuries such a gathering was not conducted exclusively in the French language. Disraeli, who spoke French with a strong accent, preferred to use his native English.

Although Disraeli and Salisbury returned from Berlin claiming to have brought "Peace with Honour," the scope of their diplomatic achievement is open to question. The main provisions of the Treaty of San Stefano remained unaltered, so that Turkey's once much-vaunted territorial integrity had clearly not been preserved. The big Bulgaria was split into three small states with various degrees of autonomy, and Austria was granted the right to occupy but not to annex Bosnia-Herzegovina. As subsequent events proved, Disraeli had not succeeded in breaking up the Three Emperors' League, but he had succeeded in placing Britain once again in the center of the European diplomatic stage. Britain, in addition to influencing the ultimate settlement, obtained the Turkish island of Cyprus. As the Liberal Sir William Harcourt put it: "It was necessary to bring back something, and that something was Cyprus." Whatever the substance of his diplomatic triumph, Disraeli was for the moment a national hero, and a general election in 1878 might well have returned an even more strongly Conservative House of Commons. The date of election was put off, however, and, by the time it came, public opinion had markedly changed.

Events in South Africa and Afghanistan were largely responsible. Lord Carnarvon, who had supervised the creation of the autonomous

May 04th Year 2002 JJC/jjc

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INDIA
at the time of
THE SEPOY MUTINY
1857
AFGHANISTAN
Kabul
Kandahar
TIBET
NEPAL
BURMA
SIAM
Bombay
Goa
Calicut
Madras
Pondicherry
CEYLON
ARABIAN SEA
BAY OF BENGAL
INDIAN OCEAN
British territory in 1784
Acquisitions to 1805
Acquisitions 1805-1858
Dependent states

restoration of the Delhi emperor. Conversely, to see the mutiny as national in scope is to ignore the fact that most of southern and western India remained unaffected by the rebellion. Many Indian princes and most Indian villagers remained untouched by modern notions of nationalism, and a majority either remained loyal to or acquiesced in British rule even when it seemed in grave danger.

The mutiny marked a turning point in a number of respects. In 1858 the power of the East India Company was brought to a final close, and the British crown took over direct command of both the Indian army and the Indian government. The president of the Board of Control became the secretary of state for India (still with a seat in the cabinet) and the governor-general became the viceroy. The ratio of British contingents in the Indian army was increased, and the artillery was confined to the control of British troops. Although an extensive revision of the penal code was introduced after 1860, post-mutiny viceroys were less reform-minded than their predecessors. They continued to encourage public works such as railways, and British private investment in Indian industry became sizable for the first time, but the government hesitated to interfere further with social and religious customs. A revival of orthodox Hinduism provided new discouragement for those English reformers who hoped that the slow infiltration of Western culture would cause Indians to give up their age-old "superstitions" and "prejudices." Standards of government efficiency remained as high as ever, but the gulf between the rulers and the ruled had, if anything, widened. Englishmen back home, temporarily stirred by the mutiny, rapidly lost interest in Indian affairs, and parliamentary debates involving India rarely attracted much interest.

The Mid-Victorian Empire

In this respect, India resembled the other parts of the mid-century British Empire. Trade continued to matter more than political control, and the settlement colonies often seemed a bother, an expense, and even a bore. "These wretched colonies. They are a millstone around our necks," Disraeli confided to a colleague in 1853. As Charles Dilke put it in 1868, why should "Dorsetshire agriculture labourers pay the cost of defending New Zealand colonists in Maori Wars"? After all, he added, in what proved to be a curiously unprophetic analogy: "It is not likely nowadays that our colonies would, for any long stretch of time, engage to aid us in our purely European wars. Australia would scarcely feel herself deeply interested in the guarantee of Luxembourg, nor Canada in the affairs of Servia." The same attitude prevailed among cabinet members. On one occasion when Lord Palmerston found it difficult to persuade a suitable colleague to become colonial secretary, he finally expostulated to one of the Colonial Office's career officials: "Well, I'll take the office myself. Just come upstairs and show me on the map where these damned places are."

^ JJC/JJC May 04 2002



13 The Roundabou[t] Road to Wa[r]

In retrospect, 1914 remains pre-eminent as a de-marcation point, as the year that saw the beginning of the First World War, the war that was to destroy the "old order" in Europe, the war that was to topple four empires and bring in its wake untold misery and destruction as well as death to nine million men and injury to twenty-two million others. Its long-range consequences were to include the rise of totalitarian dictatorships in Europe, the awakening of militant nationalism in Asia and Africa, the Second World War, and the Cold War. To call the war of 1914–1918 the First World War is technically misleading. The wars of the eighteenth century—the War of the Spanish Succession, the War of the Austrian Succession, the Seven Years' War, and the American Revolution—had all been fought on at least three continents as well as the high seas. It was the lapse of a century since the last world war—the Napoleonic—and the achievement in the meantime of an unprecedented potential for military destruction which caused Europeans of 1914 to look upon their world war as unique.[1]

The causes of World War I have been analyzed and disputed by at least two generations of historians; and though this chapter concentrates

[1] The causes of World War I are discussed in thousands of books. Luigi Albertini provides the most detailed account based on the fullest use of government archives in *The Origins of the War of 1914*, 3 vols. (London, 1952–57). Laurence Lafore, *The Long Fuse* (Philadelphia, 1965),* is an admirable one-volume introduction. The works by Ensor, Strang, and Seton-Watson mentioned earlier in chapters 4 and 12, Winston S. Churchill, *The World Crisis*, vol. 1 (London, 1928), E. L. Woodward, *Great Britain and the German Navy* (London, 1935), and G. M. Trevelyan's biography of Sir Edward Grey, *Lord Grey of Falloden* (London, 1937), pay special attention, with varying degrees of insight, into the manner that Britain become involved. Barbara Tuchman provides an illuminating and highly readable account of the immediate antecedents and the first month of battle in *The Guns of August* (New York, 1962).*

[on] Britain's role, the wider problem of causation cannot be avoided. [Th]ere is much about the immediate causes of the war, like the assassination [of A]rchduke Franz Ferdinand, which partakes of the fortuitous. Yet the [deci]sions made by the chancelleries of the Great Powers during the last days [of Ju]ly and the first days of August 1914 can be explained only in the light [of a]ssumptions and preconceptions that went back in some cases half a [deca]de, in others half a century. Britain's ultimate entry involved elements [su]ch as concern with the Low Countries and with the European balance [of] power—that went back half a millennium.

[Th]e Web of Diplomacy

As recently as the 1890s, Britain had seemed relatively aloof from the [p]ower blocs into which continental Europe was organizing itself. The ex[ten]t of such "isolation" can easily be exaggerated, however. Britain's interest [in] the Near East, shown in 1878 at the Congress of Berlin, its cooperation with the Great Powers on the Egyptian Debt Commission, and the secret Mediterranean Agreement with Austria and Italy in the 1880s all demon[st]rate Britain's involvement with the continent. Every diplomat prefers to be a free agent, but at times the pressure of national security seems to dictate a more or less binding alliance with another power. It was fear of French military revenge (a fear made plausible by the forcible takeover of Alsace-Lorraine in 1871) that prompted Bismarck's Triple Alliance with Austria (1879) and Italy (1882). It was a French desire to escape diplomatic isolation and a suspicion, shared by Russia, of British ambitions overseas that prompted the Franco-Russian Alliance of 1894. The desire to escape binding commitments in unforeseen circumstances caused British statesmen to eschew such alliances, until a number of events in the later 1890s led in due course to a reappraisal.

What G. M. Young called "that passionate jealousy of England which for a generation was the most widely diffused emotion in Europe" was brought home to Englishmen by a variety of incidents: the Venezuela Boundary Dispute of 1895, which aroused widespread anti-British sentiment in the United States; the telegram sent by Emperor William II to President Kruger at the time of the Jameson Raid; the Fashoda incident, which brought France and England to the brink of war; and finally, the Boer War. Each demonstrated anew the perils of diplomatic isolation.

In 1901, Joseph Chamberlain grasped the bull by the horns and publicly proposed an alliance with Germany (and, if possible, with the United States as well) as the most logical step for Britain to take in view of her longstanding rivalry with France and Russia. His suggestion was but the latest of a number of approaches in such a direction. Bismarck had hoped to attach Britain to his Triple Alliance in the 1880s but had been unable to overcome Britain's fears that any such alliance would commit it to support Austrian ambitions in the Balkans. In 1901 it was the German

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tionary Soviet government released early in 1918 the texts of secret treaties which the tsarist government had signed in the course of the war. The treaties assumed that upon an Allied victory both the Ottoman and Habsburg empires would in all likelihood break up and that it was desirable to plan for the disposition of the territories involved. The treaties, despite the interpretations subsequently placed upon them, were not the cause but the consequence of World War I; and some of their provisions were less signs of Allied greed than of mutual Allied distrust. The promise that Russia might at long last occupy Constantinople was agreed to by Britain in order to reassure the tsarist government that the Gallipoli invasion, if successful, would not entail the permanent British takeover of Turkey. The promise of part of Austrian Tyrol to Italy was intended as an incentive to gain Italian support for the Allied side. The ultimate breakup of the Habsburg and Ottoman empires had less to do with secret treaties, however, than with the longstanding nationalistic ambitions of Czechs, Poles, Serbs, Romanians, and Arabs and with the fact that both these empires chose the losing side in the war.

The Fourteen Points demonstrated the curious ambiguity that marked the United States's entry into the war. Wilson had long urged "peace without victory"; and the Fourteen Points of January 1918 implied that, even though the United States was now militarily associated with the anti-German side, Americans still saw themselves above the battle, fighting not for reasons of self-interest but in order "to make the world safe for democracy." Some historians have long argued that American entry into the war *was* a matter of self-interest—Wilson had himself said: "England is fighting our fight!"—but American war aims were not ordinarily expressed in this fashion. Englishmen in general and Lloyd George in particular could sympathize with many of the Fourteen Points, such as the doctrine of national self-determination as a basis for changing the boundary lines of Europe and the establishment of a League of Nations, a proposal advocated for a number of years by influential Englishmen. But the British government was far less certain than Wilson seemed to be that the war had been the result of secret diplomacy, and it could not accept Wilson's insistence upon "absolute freedom of navigation upon the seas, alike in peace and war." To accept this provision, Lloyd George pointed out, would mean that Britain would deprive itself of the right to enforce a naval blockade, one of its major war weapons against Germany. Equally unacceptable to much Western European opinion was the implication that Belgium and France deserved no compensation or reparations for the immense material and human damage done by the German invaders.

The German government answered the Fourteen Points with an all-out drive for total victory. In the east, Germany imposed the Treaty of Bucharest upon Romania and the Treaty of Brest-Litovsk upon Russia. The purpose was to convert the Balkans and much of prewar European Russia into German satellite states. Then in March of 1918, with its eastern front secure,

Germany launched its last great offensive of the war. A rapid advance was made in the Somme area, where the depleted British forces retreated in the face of superior German numbers; German guns with a seventy-mile range began to shell Paris. The threat of a breakthrough between the British and French forces impelled the Western Allies at last to entrust the strategic direction of the war in the west to one man, General Ferdinand Foch. A more drastic conscription act in Britain made every man between eighteen and fifty-five liable to military service, and 355,000 British reserves which had been kept at home because of Lloyd George's fear of General Haig's intentions were now sent to the continent. In April, American troops first took active part in the fighting and during the next three months over 600,000 additional American troops crossed the Atlantic.

In May and June the Germans succeeded in making small advances, but by July the tide had turned. The Allied side had now achieved technological superiority, and in August General Haig's forces, successfully using tanks, began a general offensive in the Somme region. The German forces slowly retreated along the whole Western Front, and by early September the German army chiefs informed their government that peace had to be made at once. The Kaiser's government, which had scorned the Fourteen Points in January, now accepted them in October "as a basis for peace negotiations." The British cabinet issued a reminder that "the pronouncements of President Wilson were a statement of attitude made before the Brest-Litovsk Treaty [and] the enforcement of the peace of Bucharest on Roumania. . . . They cannot, therefore, be understood as a full recitation of the conditions of peace."

In the meantime, the Austrians had suffered a major defeat on the Italian front, and an Allied advance from Salonika in Greece had pushed Bulgaria out of the war. A long drawn-out British campaign against the Ottoman Empire in the Near East, in the course of which British Colonel T. E. Lawrence had roused the Arab tribes against their Turkish suzerains, was climaxed in October 1918 by the capture of Damascus. On October 31 Turkey left the war. In Germany itself, four years of unremitting war effort had likewise taken their toll. The reconstruction of the government in October 1918 only fanned the fires of domestic discontent. In early November a naval mutiny began to spread inland; Emperor William II was forced to abdicate; and early on November 11 it was announced that representatives of the German government had agreed to terms that amounted to a virtual unconditional surrender.

Six million Britons had served in the armed forces. Of these 750,000 lost their lives (88 percent were killed in action), and 1,700,000 were wounded. For the moment, all that the living could think of was that the ordeal was over at last. As the bells announced the Armistice, London's streets became "a sea of laughing, joking people" dancing and singing in the streets and on buses. The horrors of the past and the fears for the future evaporated for the moment in "a triumphant pandemonium."

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Italy (*continued*)
258–59, 270, 280
before and during World War II, 294, 297–98, 300, 302–303, 310–12, 314, 316, 318, 320–22
since World War II, 342, 344, 350, 364, 379

Jamaica, 356
Jameson Raid, 172–73, 223
Japan
alliance with, 224–25, 270
navy, 207
as trade rival and example, 240, 363, 384, 391
and World War I, 240, 270
and World War II, 292, 294–95, 306, 318–20, 322, 342
Jellicoe, Admiral, 246
Jenkins, Roy, 369–70, 375–76, 370
Jews, 63, 113, 147, 180, 289, 318, 340–41, 360
Jinnah, Mohammed Ali, 338–39
Johnston, Sir Harry, 169
Jones, Henry Arthur, 199
Jowett, F. W., 272
Joyce, James, 289
Judicature Act (1873), 115
Justices of the Peace, 5, 42, 47, 157, 202
Jutland, Battle of (1916), 245–46

Kay, Dr. James, 53
Kellogg-Briand Pact (1928), 281, 293
Kennedy, John Fitzgerald, 310, 361–62, 365
Kennedy, Joseph P., 334
Kenya, 355, 357, 371. *See also* Africa
Keynes, John Maynard (later Lord), 286, 313, 315, 334
Khartoum, 148, 173–74
Khrushchev, Nikita, 350–51, 361
Kidd, Benjamin, 164
"Kilmainham Treaty" (1882), 153
Kingsley, Charles, 87, 183
Kipling, Rudyard, 165
Kitchener, Sir Herbert (later Earl), 173–75, 235, 237, 238, 242–43
Korean War (1950–53), 344, 347, 349
Kruger, Paul, 172–75, 205, 223

Labor, agricultural, 20, 31, 74, 145, 180, 206, 247, 314
Labor, industrial
conditions: 19th century, 25–27, 32–34, 42–43, 47–50, 75, 129, 187–88; 20th century, 196–97, 208–209, 218–19, 243–44, 248, 265–68, 287–88, 313–15, 337, 344, 360 387–88
organization of: 19th century, 30–31, 42–43, 83–84, 136, 188–89; 20th century, 204, 218–19, 238, 240–41, 265–66, 277–79, 313–14, 329, 331, 336, 344–45, 363, 370, 376, 378–79, 384–85, 387–89, 391
regulation of: 19th century, 47–49, 136, 159, 190–91; 20th century, 197, 207–209, 216, 219, 240, 243–44, 265, 278, 313–14, 330–31, 369–70, 378–79, 387–88
Labouchere, Henry, M. P., 157
Labour Exchanges, 208
Labour party
founding of, 189–90
in Parliament of 1906–14, 204–205, 210–12, 216, 228
in World War I, 234, 241
between World Wars, 256–57, 269–72, 274–75, 279, 281–84, 286, 288, 297–98, 305
in World War II, 308, 313–14, 327–29
since World War II, 328–41, 343–48, 354, 362, 364, 366, 370, 376, 379, 381, 384, 388–91
Labour Representation Committee, 189–90, 204, 329
Laissez-faire economics, 41–44, 53, 76, 86, 90, 119, 183–88, 200. *See also* Classical economists
Lansbury, George, 284, 297
Lansdowne, Lord, 212, 226–27
Lausanne, Treaty of (1923), 269
Law, Andrew Bonar, *See* Bonar Law, Andrew
Law reform, 6, 7, 9, 46, 84, 115, 145, 266, 373
Lawrence, D. H., 289, 373
Lawrence, Colonel T. E., 251
League of Nations, 45, 160, 250, 258–59, 263, 269, 274, 280, 294–98
mandates, 259, 340, 355
Left Book Club, 288
Lend-Lease Act (1941), 316, 333
Lenin, Nicolai, 162, 278
Liberal party
and Ireland, 113, 152–60, 212, 220–21
early 20th century revival, 201–207
in late 19th century, 113–14, 119, 130–35, 143, 145–46, 162, 170, 200
and social reform, 152–53, 190–91, 215
split over Boer War, 175, 200, 203
split over "Home Rule," 155–57
on eve of World War I, 215–17, 233–35
effects of World War I on, 269–72, 275, 281, 283–85, 297–98
during and since World War II, 308, 313, 328, 345–47, 366, 368, 376, 388–90
See also Whig party
Liberal Unionist party, 156–57, 159, 170, 200–201, 204, 213

k

3

Liberation Society, 133
Libya, 312, 316
Licensing Bills
(1904), 201–202, 204
(1908), 206, 208
See also Temperance movement
Liverpool, 6, 21, 22, 26, 50, 75, 113, 124, 142, 160, 219, 316, 372
Liverpool, Lord, 9, 208
Livingstone, David, 163–65
Lloyd George, David
and Boer War, 175
as chancellor of the Exchequer, 208–212, 215, 218, 230–31, 329
as minister of Munitions, 241, 243
as president of the Board of Trade, 203, 207
as prime minister: (wartime), 243–47, 255–57, 261, 263, 284, 320; (peace-time), 255–58, 261, 263–64, 268–70, 274, 278
and subsequent career, 270–71, 281, 284–85, 308
Lloyd, Selwyn, 364
Local Government
19th century, 5, 14–15, 29, 74, 124, 136, 146, 157–58, 181, 186–87
20th century, 202, 217, 279, 297, 370, 378
Locarno, Treaty of (1925), 276, 280–81, 300
London
in early and mid-19th century, 4, 10, 12, 21–23, 30, 33, 56, 70, 74–76, 78–79, 84, 101, 111, 117
in late 19th century, 128, 132, 137–39, 157, 175, 180–82, 186–88
in early 20th century, 197–98, 207, 219, 224, 235, 245, 251, 295, 298
in World War II, 307, 311–14, 316–17, 322
since World War II, 334, 337, 345, 358, 362, 370, 372–74, 384, 391
London Conference
(1830–31), 59
(1870), 100
(1913), 233
London School of Economics, 186
London stock exchange, 378, 389
London, University of, 45, 200, 357
Lords, House of
as judicial body, 115, 201, 204, 212
power of: pre-1832, 8, 11–13, 51; post-1832, 14–16, 29, 39, 47, 51–52, 107–109; post-1867, 115, 133, 145, 152, 156, 160, 206–207, 210–13; post-1911, 214, 216, 220, 270, 316, 344, 361, 366
Lovett, William, 32–33
Lowe, Robert, 20
Lusitania, 245
Lutyens, Sir Edwin, 206
Lyell, Sir Charles, 88
Lytton Report, 295

Macaulay, Thomas Babington, 33, 71, 86, 349
MacDonald, Alexander, M. P., 134, 146
MacDonald, James Ramsay
as Labour party leader, 204, 216, 234, 257
as prime minister: (Labour), 272–75, 280–83; (National), 283–84, 296–97
Macleod, Iain, 366
Macmillan, Harold, 354–55, 357, 359–61, 364–65, 371, 376
Mafeking, Siege of (1899), 174–75
Maine boundary dispute, 61
Majuba Hill, Battle of (1881), 147
Malaya, 319, 322, 355–56
Malaysia, 356–57
Malthus, Thomas, 42, 89, 102
Manchester, 21, 22, 26, 32, 37, 50, 74–75, 99, 130, 164
Manchester Guardian, 130
Mann, Tom, 219
Manning, Henry Edward, Cardinal, 80, 187, 188
Maori Wars, 105
Marshall, General George, 319
Marshall Plan (European Recovery Program), 336, 343
Marx, Karl, 6, 183–84, 272, 294
Maudling, Reginald, 366, 368
Maugham, Somerset, 199
Maurice, F. D., 87
Maxwell, James Clerk, 127
May, Sir George, 283
Mazzini, Giuseppe, 97, 168
Mearns, Andrew, 187
Medical profession, 215–15, 332–33
Mediterranean Agreements (1887), 172, 223
Melbourne, Viscount, 28–30, 38, 51, 58, 61, 82, 113
Mendelssohn, Felix, 97
Menon, V. P., 339
Methodists, 5, 44, 80, 133
"Midlothian Campaign" (1879–80), 142–43, 148
Mill, John Stuart, 46, 81, 86, 101, 109, 113, 126, 181, 190
Milner, Sir Alfred (later Lord), 174
Mine Inspection Act (1850), 47
Mines Act (1842), 47, 53
Mining industry, 47–48, 53, 196–97, 207, 219, 240, 266, 277–79, 282, 330–31, 387–88
Mitchel, John, 40
Mohammed Ali, 60
Monarchy
pre-1832, 5, 8

EXHIBIT ONE HUNDRED EIGHT (108) OF 115 - EXHIBITS
BY Mr JOHN J. CRAPO. PRO SE
May 04 2002 JJC/jjc

Exhibit ONE Hundred Nine (109) of (115)
ONE HUNDRED FIFTHTEEN EXHIBITS
By Mr John J. CRAPO, Pro Se
JJC/jjc May 04 2002



ENGLISHMAN ON ELEPHANT SHOOTING A TIGER
A Calcutta Bazaar Painting, *ca.* 1830. *British Museum.*

I

THE AGE OF IMPROVEMENT

1830 to 1851

In a brief history of even one "tight little island," the chronology of events must of necessity predominate; but if these four volumes are in any way fresh and new, it is because their authors have tried by artistry to step beyond the usual confines of a textbook and to conjure up something of the drama of politics, of the wealth of personalities, and even of the pettiness, as well as the greatness, of human motivation. The price paid will be obvious to anyone seeking total coverage. There is relatively little in these pages on literature, the fine arts, or philosophy, except as they throw light upon the uniqueness of English history. On the other hand, the *complexities*, the uncertainties, the endless variations, and above all the accidents that bedevil the design of human events—these are the very stuff of which history is made, and these are the "truths" that this series seeks to elucidate and preserve. Moreover, the flavor of each volume varies according to the tastes of its author. *Sometimes the emphasis is political*, sometimes economic or social; but always the presentation is impressionistic—shading, underscoring, or highlighting to achieve an image that will be more than a bare outline and will recapture something of the smell and temper of the past.

Even though each book was conceived and executed as an entity capable of standing by itself, the four volumes were designed as a unit. They tell the story of how a small and insignificant outpost of the Roman Empire hesitantly, and not always heroically, evolved into the nation that has probably produced and disseminated more ideas and institutions, both good and bad, than any state since Athens. The hope is that these books will appeal both, as individual volumes, to those interested in balanced portraits of particular segments of English history and, collectively, to those who seek the majestic sweep of history in the story of a people whose activities have been wonderfully rich, exciting, and varied. Erasmus once wrote: "The important thing for you is not how much you know, but the quality of what you know." In this spirit these volumes were originally written and have now been revised for a second time, not only to keep pace with new scholarship, but equally important to keep them fresh and thought-provoking in a world that is becoming both more nostalgic and more impatient of its past.

Lacey Baldwin Smith
Northwestern University

Acknowledgments

This book grew originally out of a series of lectures, amended from time to time, to which Roosevelt University, Northwestern University, and University of Chicago students were exposed between 1958 and 1966. More distantly, the book reflects the influence of my own teachers, men such as Professor Oscar I. Janowsky of the City College of New York and Professors Herman Ausubel and the late J. Bartlet Brebner of Columbia University. More immediately, it is the product of much—if never quite enough—reading of relevant books, articles, and reviews, of impressions gathered during several lengthy sojourns in England since 1956, and of the imaginative suggestions of the general editor of this series, Professor Lacey Baldwin Smith.

The decision to produce first a second and now a third edition has given me the opportunity to correct factual errors, to rethink a number of paragraphs, to rephrase still others, and to retitle several chapters. For the third edition, Chapter 20 has been revised and a new Chapter 21 added, as have many new illustrations and a number of graphs. I am in debt to Professor William B. Willcox of Yale University, Professor Emeritus Charles Mullett of the University of Missouri, Professor Robert Zegger of Northeastern Illinois State University, and to Jean Reeder Smith for their suggestions. Two University of Illinois colleagues have made helpful comments—Professor Paul W. Schroeder on Chapters 4 and 6 and Professor Richard W. Burkhardt on Chapter 5. Dr. Alan E. O'Day was comparably helpful with Chapter 9. Research assistants Prudence Ann Moylan and Randall E. McGowen aided me with the second and third editions respectively. My wife did much of the typing for the original edition and has spotted many a fuzzy thought and long-winded sentence. In appropriate if conventional fashion, I take full responsibility for what ultimately appears on the printed page.

Walter L. Arnstein
Pevensey Bay, England
1975

EXHIBIT ONE HUNDRED TEN (110) OF 115 EXHIBITS
BY MR John J. CRAPO. Pro Se
JJC/jjc may 04 2002 7:41 AM

In a brief history of even one "tight little island," the chronology of events must of necessity predominate; but if these four volumes are in any way fresh and new, it is because their authors have tried by artistry to step beyond the usual confines of a textbook and to conjure up something of the drama of politics, of the wealth of personalities, and even of the pettiness, as well as the greatness, of human motivation. The price paid will be obvious to anyone seeking total coverage. There is relatively little in these pages on literature, the fine arts, or philosophy, except as they throw light upon the uniqueness of English history. On the other hand, the complexities, the uncertainties, the endless variations, and above all the accidents that bedevil the design of human events—these are the very stuff of which history is made, and these are the "truths" that this series seeks to elucidate and preserve. Moreover, the flavor of each volume varies according to the tastes of its author. Sometimes the emphasis is political, sometimes economic or social; but always the presentation is impressionistic—shading, underscoring, or highlighting to achieve an image that will be more than a bare outline and will recapture something of the smell and temper of the past.

Even though each book was conceived and executed as an entity capable of standing by itself, the four volumes were designed as a unit. They tell the story of how a small and insignificant outpost of the Roman Empire hesitantly, and not always heroically, evolved into the nation that has probably produced and disseminated more ideas and institutions, both good and bad, than any state since Athens. The hope is that these books will appeal both, as individual volumes, to those interested in balanced portraits of particular segments of English history and, collectively, to those who seek the majestic sweep of history in the story of a people whose activities have been wonderfully rich, exciting, and varied. Erasmus once wrote: "The important thing for you is not how much you know, but the quality of what you know." In this spirit these volumes were originally written and have now been revised for a second time, not only to keep pace with new scholarship, but equally important to keep them fresh and thought-provoking in a world that is becoming both more nostalgic and more impatient of its past.

Lacey Baldwin Smith
Northwestern University

EXHIBIT ONE HUNDRED ELEVEN (111) OF 115 EXHIBITS BY Mr. J.J. CRAPO, PRO SE, AA, ABE
JJC May 04 2002 7:47 AM

EXHIBIT ONE HUNDRED ELEVEN (111)
OF
BY John J. CRAPO, IDA StckHLDR
JJC/jjC May 04 2002

EXHIBIT # ONE HUNDRED-TWELVE (112) OF 115 EXHIBITS

Mr J.J. CRAPO

FROM NIDA SHAREHOLOR PROPONENT

MAY 04 Year 2002

I WRITE IN DARK 3:11 AM
THERE WAS A POWEROUTAGE
3:24 AM POWER WAS RE-
STORED
TOO DARK. TO ~~OPEN~~ OPEN MY
CURTAINS. BEFORE 3:24 AM
I GOT TO MY BATHROOM WIN-
DOW I OPENED CURTAINS
I COULD NOTICE NO LIGHTS ON
~~ES~~ ELSEWHERE IN PREMISES
I Needed to USE MY COMMODE
I DID NOTICE SOME LIGHT FROM
DIRECTION OF ~~AY~~ HALLWAY
OF THIS BUILDING

Sincerely John J. CRAPO

JJC/jjc 3:25 AM RECRAFTED
7:56 AM 8:59 AM

EXHIBIT # ONE HUNDRED-THIRTEEN (113)
OF ONE HUNDRED FIFTHTEEN (115) EXHIBITS
FROM MR John J. CRAPO. IDACORP SHARE-
HOLDER PROPONENT
MAY FOURTH (04th) YEAR 2002


PUPIL'S PROGRESS CARD
FOR GRADES 4, 5 AND 6
New Bedford School Department
CLARENCE A. COOK SCHOOL

PARENTS' COMMENTS AND SUGGESTIONS
First Report
Parent's Signature
Second Report
Parent's Signature
Third Report
Parent's Signature
Fourth Report

JJC | JJC MAY 04 2002
3:58 P.M.

EXHIBIT # ONE HUNDRED-FOURTEEN (114) OF ONE HUNDRED FIFTHTEEN(115) EXHIBITS FROM MR JOHN J. CRAPO. IDA SHARE HOLDER



TEACHER'S COMMENTS

First Report

Second Report

Third Report

REPORTS

WORK HABITS — CITIZENSHIP

Follows directions

Makes good use of time

Does neat work

Accepts responsibility

Respects rights and property of others

Works and plays well with others

SCHOLARSHIP

MAY FOURTH(04th) YEAR 2002

JJC|jjc 4PM MAY 04th YEAR 2002

MY EXHIBIT # ONE HUNDRED - FIFTHTEEN (115) OF 115 PAGES OF EXHIBITS
FROM MR JOHN J. CRAPO. IDACORP STOCKHOLDR
MAY 04th YEAR 2002
BOSTON HERALD. SATURDAY. MAY 04 2002
BY (MR) DAVID R. GUARINO

"...THE STATE TREASURER (THE HONOURABLE SHANNON P. O'BRIEN. ESQUIRE. JUR. D.) APPEARED YESTERDAY ... AT A BREAKFAST FORUM ... BY THE HUB'S BUSINESS ELITE...

("ONE") BUSINESSMAN ... IN ANSWERING A QUESTION. SAID MOST POLS ON BEACON HILL DON'T EVEN KNOW HOW TO SPELL ACCOUNTABILITY

("STATE") TREASURER ("MS") O'BRIEN .... AIMED TO PROVE TO ("the BUSINESSMAN") - AND THE CROWD THAT SHE. AT LEAST. COULD.

UNFORTUNATELY. IT CAME OUT, 'ACCOUNTABILTY' ... SHE TURNED ... AND BEAMED. 'HOW'D I DO?' ... BUT WORD QUICKLY SPREAD AND AFTER THE ASSOCIATED PRESS PUT THE ERROR ON ~~WIRE~~ THE WIRE. (THE STATE TREASURER) ... WAS FORCED TO RELEASE A ... STATEMENT

'I AM SO EMBARASSED ... (IN SIXTH GRADE) ... I WAS A STAR SPELLER ...' (STATE TREASURER MS) O'BRIEN SAID..."

30

4:40 AM SUNDAY. MAY FIFTH (05TH) YEAR 2002 JJC | JJC

EXHIBIT # ONE HUNDRED-THIRTEEN (113)
OF ONE HUNDRED FIFTHTEEN (115) EXHIBITS
FROM MR John J. CRAPO. IDACORP SHARE-
HOLDER PROPONENT
MAY FOURTH (04th) YEAR 2002

PUPIL'S PROGRESS CARD

FOR GRADES 4, 5 AND 6

New Bedford School Department

CLARENCE A. COOK SCHOOL School

Report of John Crapo

GRADE [illegible]

For the [illegible] Ending June [illegible] 194[illegible]

To the Parents:

Your schools are trying to help your child to develop habits and traits necessary for good citizenship, as well as to improve scholarship.

No form of report card can take the place of a personal visit. The principal and teachers, when not engaged in teaching duties, will be glad to confer with you regarding your child's progress. The home and the school should work together for the best interest of the child.

PARENT'S COMMENTS and SUGGESTIONS

Your signature indicates that you have inspected this report, not that you approve or disapprove.

First Report

Parent's Signature

Second Report

Parent's Signature [signature]

Third Report

Parent's Signature

Fourth Report

Parent's Signature

JJC | JJC MAY 04 2002
3:58 P.M.

EXHIBIT # ONE HUNDRED - FOURTEEN (114)
OF ONE HUNDRED FIFTHTEEN (115) EXHIBITS
FROM MR JOHN J - CRAPO. IDA SHARE
HOLDER

REPORTS

WORK HABITS — CITIZENSHIP

A check (√) indicates need for improvement; items not checked are satisfactory.

	1	2	3	4
Follows directions				
Makes good use of time				
Does neat work				
Accepts responsibility				
Respects rights and property of others				
Works and plays well with others				
SCHOLARSHIP				
Reading				
Language				
Spelling				
Arithmetic				
Geography				
History				
Penmanship				
SESSIONS ABSENT				
TIMES TARDY				
TIMES DISMISSED				

Explanation of Scholarship Marks
E = Excellent F = Fair
G = Good U = Unsatisfactory

TEACHER'S COMMENTS

First Report
Teacher's Signature

Second Report
Teacher's Signature

Third Report
Teacher's Signature

Fourth Report
Teacher's Signature

Recommendation in June
☑ Assigned to grade
☐ To continue work of grade

MAY FOURTH (04th) YEAR 2002
JJC | jjc 4PM MAY 04th
YEAR 2002

MY EXHIBIT # ONE HUNDRED - FIFTHTEEN (115) OF
115 PAGES OF EXHIBITS
FROM MR JOHN J - CRAPO, IDACORP STOCKHOLDR
MAY 04th YEAR 2002
BOSTON HERALD, SATURDAY, MAY 04 2002
BY (MR) DAVID R. GUARINO

"...THE STATE TREASURER (THE HONOURABLE SHANNON P. O'BRIEN, ESQUIRE, JUR.D.) APPEARED YESTERDAY ... AT A BREAKFAST FORUM ... BY THE HUB'S BUSINESS ELITE ...

("ONE") BUSINESSMAN ... IN ANSWERING A QUESTION, SAID MOST POLS ON BEACON HILL DON'T EVEN KNOW HOW TO SPELL ACCOUNTABILITY

("STATE") TREASURER ("MS") O'BRIEN .... AIMED TO PROVE TO ("the BUSINESSMAN") - AND THE CROWD THAT SHE, AT LEAST, COULD.

UNFORTUNATELY, IT CAME OUT, 'ACCOUNTABILTY' ... SHE TURNED ... AND BEAMED, 'HOW'D I DO?' ... BUT WORD QUICKLY SPREAD AND AFTER THE ASSOCIATED PRESS PUT THE ERROR ON ~~WIRE~~ THE WIRE. (THE STATE TREASURER) ... WAS FORCED TO RELEASE A ... STATEMENT

'I AM SO EMBARASSED ... (IN SIXTH GRADE) ... I WAS A STAR SPELLER ...' (STATE TREASURER MS) O'BRIEN SAID ..."

30

4:40 AM SUNDAY, MAY FIFTH (05TH)
YEAR 2002 JJC/jjc

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

July 19, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: IDACORP, Inc.
Incoming letter dated June 17, 2002

The proposal requests that a committee of shareholders consider reports described in the proposal and other matters.

There appears to be some basis for your view that IDACORP may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if IDACORP omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Keir D. Gumbs
Special Counsel